SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

VALUATION REPORT AP-00562/17-01

CETREL S.A.; DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.

VALUATION REPORT:	AP-00562/17-01	VALUATION DATE:	December 31st, 2016

APPLICANT: BRASKEM S.A., hereinafter denominated BRASKEM.

Limited Liability Company with head office in Rua Lemos Monteiro, nº 120, 14º Andar, Butantã, Cidade e Estado de São Paulo, subscribed no CNPJ under number 17.382.530/0001-44.

OBJECT: CETREL S.A., hereinafter denominated CETREL.

Limited company, with head office in Via Atlântica, km 09, East Industrial Area, Petrochemical Center, City of Camaçari, State of Bahia, subscribed in the CNPJ under number nº 14.414.973/0001-81.

DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A., hereinafter denominated DAC.

Limited Liability Company, with headquarters at Rua Eteno, no. 1,561, Basic Complex, Petrochemical Center, City of Camaçari, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ) under no 01.944.031/0001-63.

PURPOSE: Assessment of the economic values of CETREL, acquired by BRASKEM, in order to comply with Article 256 of Law nº 6.404/76 (Brazilian Corporate Law), subsection II, 1º and 2º paragraphs.

SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA., hereinafter denominated APSIS, was appointed by BRASKEM to assess the economic value of CETREL, in order to comply with Article 256 of Law nº 6.404/76, due to the acquisition of 63.7% of CETREL's shares.

Article 256 of Law nº 6.404/76 provides that:

The acquisition, by a publicly traded company, of the control of a commercial company, will be subject to the deliberation of a general meeting of the shareholders of the acquirer, especially convened to understand the new operation, whenever:

- *I - The price of the purchase is a relevant investment to the acquirer (article 247);*
- *II - The average price of each share is over one and a half times one of the 3 (three) values indicated below:*
  - *Average share price in the stock market or in the OTC market, during ninety days prior to the acquisition date; (Writing amended by Law Nº 9457, from 1997);*
  - *Net Equity Value per share (article 248), adjusted to fair market value per share (Article 183, § 1º);*
  - *Value of net profit per share, limited to fifteen times the annual net profit per share (Article 187 n. VII) of the last 02 (two) fiscal period's adjusted by the inflation.*
- *§ 1st The proposal or purchase agreement, alongside with the valuation report, according to the provisions of art. 8th, §§ 1st and 6th, comprising all the necessary elements to the resolution, shall be submitted to prior approval by the general meeting of the shareholders or to ratification by it, subject to the manager's responsibility;*
- *§ 2nd If the acquisition price exceeds one and a half times the highest of the three values mentioned in item II of the caput, the dissenting shareholder of the meeting's approving decision will have the right to withdraw from the company and be reimbursed by the value of his shares, as stated on article 137, subject to the provisions of its item II. (Writing amended by Law Nº 9457, from 1997).*

apsis

CONCLUSION

For the purposes of complying with the Article 256 of Law nº 6.404/76, and based on APSIS's studies and information provided by the company, the experts concluded that the amount paid per CETREL's shares does not exceed one and a half times the greater of the three estimated values, as presented in the table below.

PURCHASE PRICE PER SHARE (BRL '000)		
Estimated Purchase Price (A)		609,999
Purchase Nº of shares (B)		1,269,290
Total Nº of shares (C)		1,993,869
Estimated Purchase Price per Share D = (A / B)		0.48
Average share price in the stock market or OTC market during the ninety days prior to the acquisition date (E)	Net Equity per share adjusted to fair market value (BRL '000) (F)*	Net profit per share (BRL '000) (G)*
N/A	0.35	0.14
Comparison whith purchase price = (D / F)		
-	-	1.36x

In compliance with Article 256 of Law nº 6.404/76, the valuation was done according the methodologies cited in the aforementioned law.

The first item does not apply to this valuation, since the company is not publicly traded.

The technical procedures applied in this report comply with the criteria established by the generally accepted valuation standards.

The table previously shown displays the summary of the results, comparing the purchase price with the highest estimated value, as determined by law.

TABLE OF CONTENTS

1. INTRODUTION

APSIS, with head office located at Rua do Passeio, number 62, 6th floor, Centro, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under n°. 27.281.922/0001-70, was appointed by BRASKEM to assessment of the economic value of CETREL, for purpose of complying with article 256 of Law n° 6.404/76 (Brazilian Corporate Law).

This report was prepared based on data and information provided by third parties in the form of documents and verbal interviews with the client. The estimates used in this process are based on documents and information, which include, among others, the following:

- Report AP-00065/17-01, Attachment 1
- Report AP-00120/17-01, Attachment 2.

The team in charge of preparing this report is composed of the following professionals:

- AMILCAR DE CASTRO
  Director
  Bachelor in Law
- ANA CRISTINA FRANÇA DE SOUZA
  Partner and Advisor
  Civil Engineer (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
  Lawyer (OAB/RJ 167.543)
- GIANCARLO NALDI FALKENSTEIN
  Project
  Accountant (CRC/SP-317492/O-1)
- LUIZ PAULO CESAR SILVEIRA
  Vice-President
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 e CRC/RJ-118263/P-0)
- MARCIA APARECIDA DE LUCCA CALMON
  Project
  Accountant (CRC/1SP-143169/O-4)
- RENATA POZZATO CARNEIRO MONTEIRO
  President
  Postgraduate in Law (OAB/RJ 109.393)
- RODRIGO NIGRI ADELSON
  Projetos
  Economista (CORECON/RJ 26873)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS professional fees are not in any way whatsoever subject to the conclusions of this report.
- To the best of the consultants' knowledge and credit, the Analysis, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this report, one assumes that the information received from third parties is correct, and the sources thereof are comprised in said report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this report.
- The report presents all the limiting conditions imposed by the adopted methodologies, when existing, which may affect the Analysis, opinions and conclusions comprised therein.
- The report was prepared by APSIS and no one other than the consultants themselves prepared the Analysis and respective conclusions.
- APSIS assumes full liability over the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by *Associação Brasileira de Normas Técnicas* (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards (IVS), in addition to the requirements imposed by different agencies, such as *Comitê de Pronunciamentos Contábeis* (CPC), Ministry of Treasury, *Banco Central*, *Banco do Brasil*, *Comissão de Valores Mobiliários* (CVM), *Superintendência de Seguros Privados* (SUSEP), *Regulamento do Imposto de Renda* (RIR), *Comitê Brasileiro de Avaliadores de Negócios* (CBAN), *Conselho Federal de Contabilidade* (CFC), etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

3. LIABILITY LIMITS

- To prepare this Report, APSIS used historic data and information audited by third parties, or not audited, provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this Report are true, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed solely for the use of the Applicants and their partners, aiming at the purpose already described. Therefore, this Report should not be published, circulated, reproduced, disclosed or used for any purpose other than the aforementioned, without prior written approval of APSIS.
- The Analysis and conclusions contained in this report are based on several premises, held on this date, of future operating projections, such as prices, volumes, market shares, revenues, taxes, investments, operating margins etc. Thus, the company's future operating results are likely to be different from any forecast or estimate contained in this Report, especially if we have later knowledge of information not available at the date of issue of this Report.
- This assessment does not reflect events and their impacts, occurring after the date of issue of this Report.
- APSIS is not liable for direct or indirect losses or for loss of profit resulting from the misuse of this Report.
- We emphasize that the understanding of the conclusion of this Report will occur through its full reading and of its annexes, and therefore conclusions should not be drawn from a partial reading, which may be incorrect or misleading.

4. CETREL'S BACKGROUND

CETREL

CETREL
Odebrecht Ambiental

CETREL is an environmental solutions company for the industrial sector. It started its operations in 1978, along with the first companies of the Industrial Complex of Camaçari.

This petrochemical complex, located in the municipality of Camaçari, 50 kilometers from Salvador, was the first to be planned in the country. Integrated in the Southern Hemisphere, it has more than ninety chemicals, petrochemical and other industries such as automobiles, cooper, metallurgy, fabrics, fertilizes, wind energy, pharmaceuticals, beverages and services.

With more than thirty-five years of operation, CETREL is responsible for water supply, treatment and final disposal of effluents and industrial waste, water distribution and reuse, as well as all environmental monitoring of the Industrial Complex of Camaçari (including its area of influence) and its reach in other Brazilian regions.

Although its main clients are the companies located in the Industrial Complex, CETREL is also present in other states, such as Alagoas, Rio de Janeiro and Rio Grande do Sul, among others. It offers a complete range of services and environmental solutions, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste;
- Valorization of materials;
- Georeferenced information system;
- Air monitoring network;
- Laboratory services;
- Bioenergy;
- Innovation and environmental technology services.

BACKGROUND OF THE INVESTED COMPANY

DAC

DAC operates in the water treatment segment. It is responsible for the production of 30 million m^3/year of demineralizer, clarified and potable water used by the companies of the Industrial Complex of Camaçari, as well as managing the fire water reservoir of the complex. It was created through the consolidation of the assets of the Water Treatment Unit of Braskem S.A., in a specific legal entity for the purpose of the transaction with *Odebrecht Ambiental*.

5. PROVISIONS OF ARTICLE 256 OF THE LAW N° 6.404/76

The objective of this report is to comply with Article 256 of law nº 6.404/76 which provides that:

The acquisition, by a publicly traded company, of the control of a commercial company, will be subject to the deliberation of a general meeting of the shareholders of the acquirer, especially convened to understand the new operation, whenever:

- *I - The price of the purchase is a relevant investment to the acquirer (article 247);*
- *II - The average price of each share is over one and a half times one of the 3 (three) values indicated below:*
  - *Average share price in the stock market or in the OTC market, during ninety days prior to the acquisition date; (Writing amended by Law Nº 9457, from 1997);*
  - *Net Equity Value per share (article 248), adjusted to fair market value per share (Article 183, § 1º);*
  - *Value of net profit per share, limited to fifteen times the annual net profit per share (Article 187 n. VII) of the last 02 (two) fiscal period's adjusted by the inflation.*
- *§ 1º The proposal or purchase agreement, alongside with the valuation report, according to the provisions of art. 8th, §§ 1º and 6th, comprising all the necessary elements to the resolution, shall be submitted to prior approval by the general meeting of the shareholders or to ratification by it, subject to the manager's responsibility;*
- *§ 2nd If the acquisition price exceeds one and a half times the highest of the three values mentioned in item II of the caput, the dissenting shareholder of the meeting's approving decision will have the right to withdraw from the company and be reimbursed by the value of his shares, as stated on article 137, subject to the provisions of its item II. (Writing amended by Law Nº 9457, from 1997).*

6. ASSESSMENT METHODOLOGY

The respective valuation methodology applied for each test required by law are further explained on Attachments 1 and 2 of the present report.

7. ASSESSMENT - AVERAGE PRICE OF SHARES ON THE STOCK MARKET

CETREL is a closely held limited liability company and, therefore, does not have shares that are publicly traded or traded in the organized OTC market. Therefore, this methodology cannot be applied in CETREL's case.

8. VALUATION OF THE NET EQUITY AT MARKET VALUE

For the appraisal of the company's net equity at market value, the valuation methodology, assumptions and premises are further described on Attachment 1 of the present report.

The results are displayed on the following tables.

CETREL'S BALANCE SHEET BRL (thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT LIABILITES	36,583	-	36,583
NON CURRENT LIABILITES	237,179	17,813	254,992
LONG TERM LIABILITES	237,179	17,813	254,992
Loans and financing	6,760	-	6,760
Debentures	96,097	-	96,097
Tax obligations	89,609	17,813	107,422
Contingence provision	6,968	-	6,968
Related parts	37,745	-	37,745
NET EQUITY	485,712	216,556	702,268
Social capital	240,022		240,022
Retained profits	227,903	-	227,903
Period result	17,788		17,788
Market adjusts	-	216,556	216,556
TOTAL LIABILITES	759,474	234,369	993,843

DAC

DAC'S BALANCE SHEET (BRL thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	25,959	-	25,959
NON CURRENT ASSETS	271,914	521,351	793,265
LONG TERM ASSETS	141,794	-	141,794
INVESTMENTS	-	-	-
FIXED ASSETS	130,096	120,692	250,788
Residual Fixed assets	130,096	120,692	250,788
Property		1,336	1,336
Instalations / tubulations / water wells	15,526	102,516	118,042
Machinery and equipments	50,937	16,853	67,791
Furniture and utilities	194	-	194
Vehicles	226	(14)	213
IT equipment	32	-	32
Construction in progress	63,181	-	63,181
INTANGIBLE	24	400,659	400,683
TOTAL ASSETS	297,873	521,351	819,224
CURRENT LIABILITES	17,442	-	17,442
LONG TERM LIABILITES	223,045	177,259	400,305
Loans and financing	6,449	-	6,449
Debentures	212,907	-	212,907
Tax obligations	3,484	177,259	180,743
Related parts	206	-	206
Outher liabilities	-	-	-
NET EQUITY	57,367	344,092	401,458
Social capital	42,630	-	42,630
Retained profits	(9,141)	-	(9,141)
Period result	23,878	-	23,878
Market adjusts	-	344,092	344,092
TOTAL LIABILITES	297,855	521,351	819,206

9. ASSESSMENT OF THE VALUE OF THE NET INCOME

MAIN STEPS OF THE VALUATION

CETREL'S PROJECTED NET INCOME

The income approach was the methodology adopted in this report to determine the net profit of CETREL for the purposes of complying with section c) of the line II of the article 256 of the Law 6.404/76. In this methodology, we compile the net income per share by projecting the net cash flow, and then discounting to present value throughout an appropriate discount rate (see Report AP-00120/17-01).

Considering a discount rate of 12.1% and a projected period of ten years, the value of CETREL was calculated as demonstrated below.

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	513,362
NET DEBT	(152,988)
INCINERATION PLANT	1,743
CETREL'S PROJECTED NET INCOME (BRL thousand)	362,117

DAC'S PROJECTED NET PROFIT

CETREL holds 100% of the shares of DAC. Thus, to determine CETREL's net income per share value, it was also necessary to determine the value per share of DAC. The methodology used in this appraisal was also the income approach and its calculated value it was considered in the CETREL's consolidated value (see Report AP-00120/17-01).

Considering a discount rate of 11.4% and a projected period of twenty-seven years, the value of DAC was calculated as net profit demonstrated below.

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	707,174
DISCOUNTED RESIDUAL VALUE	144,633
DAC'S OPERATIONAL VALUE (BRL thousand)	851,807
NET DEBT	(173,359)
DAC'S PROJECTED NET INCOME (BRL thousand)	678,449

RESULTS COMPARISON

NET INCOME PER SHARE - CONSOLIDATED PROJECTED NET PROFIT

Considering the values calculated in the Report AP-00120/17-01, the value of the net income was compiled based on the projected net income of CETREL and its invested company, as demonstrated below.

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	**513,362**
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	**1,040,566**

HISTORICAL NET INCOME

CETREL's projected net income is higher than fifteen times its annual net income per share in the last two fiscal years. Therefore, the value to be considered in this analysis is the historical net income of the company. For the calculation, it was considered the years of 2015 and 2016.

CETREL'S ADJUSTED HISTORICAL RESULTS		
	2015	2016
Cetrel's result in the period	18,594	17,788
Accumulated historical inflation	*6.29%*	-
Cetrel's adjusted result	19,763	17,788
15x	*296,448*	*266,820*
Average	281,634	

As demonstrated below, the conclusion of the analyses as defined by the current legislation results in a value of BRL 281,634 thousand.

CONCLUSION - RESULT COMPARASION (BRL thousand)	
Net income per share (projected)	1,040,566
15x adjusted historical net income	281,634
CONCLUSION CETREL'S NET INCOME* (BRL thousand)	**281,634**

* Limited to fifteen times the annual net income per share of the last two fiscal years adjusted by the inflation.

10. CONCLUSION

The experts concluded that the amount paid per CETREL's shares does not exceed one and a half times the greater of the three estimated values, as of the December 31st, 2016, and according to the methodology determined by the Article 256 of Law nº 6.404/76. This conclusion is presented on the table below.

PURCHASE PRICE PER SHARE (BRL '000)		
Estimated Purchase Price (A)		609,995
Purchase Nº of shares (B)		1,269,290
Total Nº of shares (C)		1,993,869
Estimated Purchase Price per Share D = (A / B)		0.48
Avarege share price in the stock market or OTC market during the ninety days prior to the acquisition date (E)	Net Equity per share adjusted to fair market value (BRL '000) (F)*	Net profit per shere (BRL '000) (G)*
N/A	0.35	0.14
Comparison whith purchase price = (D / F)		
-	-	1.36x

Valuation Report **AP-00562/17-01** was prepared in the form of a Digital Report (electronic document in PDF - Portable Document Format), with the certifications of the professionals involved and printed by APSIS, being composed of 20 (twenty) pages typed on one side and 03 (three) attachments. APSIS, CREA/RJ 1982200620 and CORECON/RJ RF.02052, a company that specializes in asset valuation, legally represented hereunder by its directors, makes itself available for any clarifications that may be necessary.

São Paulo, June 30th, 2017.

MARCIA APARECIDA DE LUCCA CALMON
Director (CRC/1SP-143169/O-4)

MARINA RAGUCCI DA SILVA FREIRE
Projects

GIANCARLO NALDI FALKENSTEIN
Projects

11. ATTACHMENTS

1. REPORT AP-00065/17-01
2. REPORT AP-00120/17-01
3. GLOSSARY AND FOLDER

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º Andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

ATTACHMENT 1

APPRAISAL REPORT AP-00065/17-01

CETREL S.A.; DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.

APPRAISAL REPORT:	AP-00065/17-01	VALUATION DATE:	December 31st, 2016

(Convenience Translation into English from the Original Previously Issued in Portuguese)

APPLICANT: ODEBRECHT UTILITIES S.A., hereinafter called ODEBRECHT UTILITIES.

Limited Liability Company with headquarters located at Rua Lemos Monteiro, no. 120, 14th floor, Butantã, in the City and State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 17.382.530/0001-44.

OBJECT: CETREL S.A., hereinafter called CETREL.

Limited Liability Company with headquarters located at Vila Atlântica, Km 09, Industrial Area East, Petrochemical Center, City of Camaçari, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 14.414.973/0001-81.

DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A., hereinafter called DAC.

Limited Liability Company, with headquarters at Rua Eteno, no. 1,561, Basic Complex, Petrochemical Center, City of Camaçari, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ) under no 01.944.031/0001-63.

PURPOSE: To determinate the net equity at market value of CETREL, for the purpose to comply with section b) of the line II of the article 256 of the Law no. 6,404/76 *("Brazilian Corporate Law")*.

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA., hereinafter called APSIS, was appointed by ODEBRECHT UTILITIES to compile the net equity at market value of CETREL (or the "Company"), pursuant to the request of BRASKEM S.A., potential purchaser of CETREL, for the purpose to comply with section c) of the line II of the article 256 of the Law no. 6,404/76 ("Brazilian Corporate Law").

Described below, the article 256 of the Law 6,404/76:

The acquisition, by a public company, of the control of a commercial company, will be subject to the deliberation of a general shareholders' meeting of the acquirer, especially convened to understand the operation, whenever:

- *I - The price of the purchase is a significant investment to the acquirer (article 247);*
- *II - The average price of each share is more than one and a half times one of the following 3 (three) values below:*
  - *a) Average share price in the stock market or in the OTC market, during ninety days prior to the acquisition date; (as amended by Law 9,457, from 1997);*
  - *b) Shareholders Equity Value per share (article 248), valued at market value (Article 183, § 1°);*
  - *c) Value of net income per share, limited to fifteen times the annual net income per share (Article 187 n. VII) of the last 02 (two) fiscal years adjusted by the inflation.*
- *§ 1st The proposal or purchase agreement, alongside with the appraisal report, according to the provisions of art. 8°, §§ 1° and 6°, comprising all the necessary elements to the resolution, shall be submitted to prior approval by the general shareholders' meeting or to ratification by it, subject to the management's responsibility;*
- *§ 2nd If the acquisition price exceeds one and a half times the highest of the three values mentioned in item II of the caput, the dissenting shareholder of the meeting's approving decision will have the right to withdraw from the company and be reimbursed by the value of his shares, as stated on article 137, subject to the provisions of its item II. (as amended by Law 9,457, from 1997).*

It should be noted that the purpose of this Appraisal Report is to compile of the net equity at market value of CETREL for the purpose to comply with section b) of the line II of the article 256 of the Law 6,404/76, therefore it is no intended to comply with all requirements of the referred article.

CONCLUSION

The final value to the company's net equity, including all the valuated assets and liabilities at market value was of BRL 702,268 thousand, as demonstrated in the table below.

CETREL'S BALANCE SHEET BRL (thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	53,109	-	53,109
Cash and cash equivalents	966	-	966
Accounts receivable	36,433	-	36,433
Other accounts receivable	133	-	133
Recoverable taxes	9,745	-	9,745
Inventory	4,310	-	4,310
Prepaid expenses	527	-	527
NON CURRENT ASSETS	707,365	234,369	941,734
LONG TERM ASSETS	47,184	-	47,184
Deferred taxes	30,974	-	30,974
Bank reserve accounts	5,249	-	5,249
Judicial deposits	10,890	-	10,890
Prepaid expenses	70	-	70
INVESTMENTS	59,129	344,092	403,221
Participation in controlled and affiliated	57,367	344,092	401,458
DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.	57,367	344,092	401,458
Other investments valuated by cost	1,763	-	1,763
FIXED ASSETS	197,961	292,814	490,774
INTANGIBLE	403,113	(402,536)	579
Software acquisition	579	-	579
Step up / Goodwill	402,534	(402,534)	-
Fixed assets step up	92,767	(92,767)	-
Contract with suppliers step up	15,236	(15,236)	-
Energy supply contract step up	46,023	(46,023)	-
Water capture grant step up	86,407	(86,407)	-
Goodwill	162,114	(162,114)	-
Direito de prestação de serviço	-	-	-
TOTAL ASSETS	759,474	234,369	993,843
CURRENT LIABILITIES	36,583	-	36,583
NON CURRENT LIABILITIES	237,179	17,813	254,992
LONG TERM LIABILITIES	237,179	17,813	254,992
Loans and financing	6,760	-	6,760
Debentures	96,097	-	96,097
Tax obligations	89,609	17,813	107,422
Contingency provision	6,968	-	6,968
Related parts	37,740	-	37,740
NET EQUITY	465,712	236,556	702,268
Social capital	240,022		240,022
Retained profits	227,903	-	227,903
Period result	17,788		17,788
Market adjusts	-	236,556	236,556
TOTAL LIABILITIES	759,474	234,369	993,843

INDEX

1. INTRODUCTION

APSIS, with head office located at Rua da Assembleia, nº 35, 12º floor, Centro, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 27.81.922/0001-70 and CORECON/RJ under no. RF.02052, was appointed by ODEBRECHT UTILITIES to compile the net equity at market value of CETREL, for the purpose to comply with section c) of the line II of the article 256 of the Law 6,404/76.

To prepare this Report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. The estimates applied in this procedure are based on documents and information such as:

- Business plan of CETREL and DAC;
- Balance sheets of CETREL in the valuation date;
- Balance sheets of DAC in the valuation date;
- Historical financial statements of the companies;
- Appraisal report of the real state elaborated by third-party of DAC and CETREL (Attachment 5);
- Other management information refer to CETREL's tangible and intangible assets.

The APSIS team in charge of preparing this Report consists of the following professionals:

- AMILCAR DE CASTRO
  Director
  Bachelor in Law
- ANA CRISTINA FRANÇA DE SOUZA
  Partner and Counselor
  Civil Engineer (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
  Lawyer (OAB/RJ 167.543)
- LUIZ PAULO CESAR SILVEIRA
  Vice President
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 and CRC/RJ-118263/P-0)
- MARCIA APARECIDA DE LUCCA CALMON
  Director
  Accountant (CRC/1SP-143169/O-4)
- RENATA POZZATO CARNEIRO MONTEIRO
  President
  Postgraduate in Law (OAB/RJ 109.393)
- RODRIGO NIGRI ADELSON
  Projects
  Economist (CORECON/RJ 26873)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be read carefully.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved nor in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultant's knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- For the purposes of this Report, we assumed that the information received from third parties are correct, and the sources thereof are listed in said Report.
- For projection purposes, we assume the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the assets subject to the work in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability over the matter of this Appraisal Report, including implicit ones, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- The current Report complies with the specifications and criteria determined by the ABNT - *Associação Brasileira de Normas Técnicas* (Brazilian Association of Technical Standards), USPAP (Uniform Standards of Professional Appraisal Practice) and International Valuation Standards (IVS), in addition to the requirements imposed by different agencies and regulations, such as: CPC (Accounting Standards Committee), the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission of Brazil), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), Brazilian Committee of Business Valuators (CBAN), *Conselho Federal de Contabilidade* (CFC), etc.
- The controller and the companies' management involved did not direct, limit, hinder or practice any acts whatsoever that have or may have prevented the access, use or knowledge of data, goods, documents or work methodologies relevant to the quality of the conclusions herein.

3. SCOPE AND LIABILITY LIMITATIONS

- To prepare this Report, APSIS used historic data and information audited by third parties, or unaudited, and unaudited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this Report are true, and, as such, does not assume any liability with respect to their reliability.
- The scope of this work did not include auditing the financial statements or reviewing the works performed by its independent accountants. Consequently, APSIS is not hereby expressing any opinion with respect to any financial statements mentioned herein.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work has been developed solely to be used by the Applicants and its partners, aiming at the previously described purpose. Therefore, this Report shall not be published, circulated, reproduced, disclosed or used for any other purpose other than the aforementioned one, without a prior and written consent from APSIS.
- The analyses and conclusions contained herein are based on several assumptions, considered at the date of this Report, of future operating projections, such as prices, volumes, market shares, revenues, taxes, investments, operating margins, etc. Therefore, the Company's future operating results may be different from any forecast or estimate contained in this Report, especially in the case of future knowledge of information not available at the date of this Report.
- This analysis does not reflect events that occurred after the date of this Report, nor their impacts.
- APSIS is not responsible for direct or indirect losses or loss of profits eventually resulting from improper use of this Report.
- We emphasize that an understanding of the conclusion of this Report will only be possible with a complete reading, including its attachments, and any conclusions from partial readings may be incorrect or inaccurate.
- The present Report does not intend to comply with all requirements of the article 256 of the Law no. 6,404/76, being its only purpose to comply with section c) of the line II.

4. CETREL'S BACKGROUND

CETREL

CETREL Odebrecht Ambiental

CETREL is an environmental solutions company for the industrial sector. It started its operations in 1978, along with the first companies of the Industrial Complex of Camaçari.

This petrochemical complex, located in the municipality of Camaçari, 50 kilometers from Salvador, was the first to be planned in the country. Integrated in the Southern Hemisphere, it has more than ninety chemicals, petrochemical and other industries such as automobiles, cooper, metallurgy, fabrics, fertilizes, wind energy, pharmaceuticals, beverages and services.

With more than thirty-five years of operation, CETREL is responsible for water supply, treatment and final disposal of effluents and industrial waste, water distribution and reuse, as well as all environmental monitoring of the Industrial Complex of Camaçari (including its area of influence) and its reach in other Brazilian regions.

Although its main clients are the companies located in the Industrial Complex, CETREL is also present in other states, such as Alagoas, Rio de Janeiro and Rio Grande do Sul, among others. It offers a complete range of services and environmental solutions, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste;
- Valorization of materials;
- Georeferenced information system;
- Air monitoring network;
- Laboratory services;
- Bioenergy;
- Innovation and environmental technology services.

BACKGROUND OF THE INVESTED COMPANY

DAC

DAC operates in the water treatment segment. It is responsible for the production of 30 million m^3/year of demineralizer, clarified and potable water used by the companies of the Industrial Complex of Camaçari, as well as managing the fire water reservoir of the complex. It was created through the consolidation of the assets of the Water Treatment Unit of Braskem S.A., in a specific legal entity for the purpose of the transaction with *Odebrecht Ambiental*.

5. SECTOR ANALYSIS

The environmental sanitation is a set of services that includes water supply, sewage, rainwater drainage, urban cleaning and solid waste management. Brazil has 13% of the world's potable water, but the collection and treatment of this resource is still scarce when compared to other more developed countries.

According to the United Nations World Water Develompment Report, released in 2016, agriculture is responsible for 70% of the water use, while industry uses 205 and residences 10%. Acccording to the same study, the lack of correct management of the water resources can have serious economic impacts. The document mention studies that show a positive correlation between investment in the water sector and economic growth, since three-quartes of jobs in the world depend on water.

Water Use in the World



Agriculture
70%
Residencies
10%
Industry 20%

Source: UN

World Reserves of Potable Water



Others 63%
USA 7%
Canada 7%
Russia 10%
Brazil 13%

Source: World Bank

Despite developments in the sector, especially in recent years, following the regulatory framework (Law 11,445/07), Brazil is still far from the universalization of sanitation services and behind schedule in relation to the international scenario. According to a survey conducted by the Instituto Trata Brasil and the Brazilian Business Council for Sustainable Development, in a ranking of two hundred countries in 2011, Brazil is the 112th position, behind nations of the of North Africa, the Middle East and South America.

Population with Access to Potable Water



100%
99%
97%
96%
94%
93%
89%
88%
France
USA
Argentina
Russia
Mexico
Brazil
China
India

Note: Regarding december of 2014. Source: WHO and Brazilian SNIS

The ranking is based on the Sanitation Development Index prepared by the United Nations Development Program, which takes in consideration the coverage of sanitation and the development of the sector between 2000 and 2011. The index attributed to Brazil was of 0,581, lower than the index of other Southern America countries, suchs as Equador (0,719), Chile (0,707), Honduras (0,686), Argentina (0,667) and Uruguay (0,658).

The deficiency in basic sanitation services has a strong correlation with public health issues, contributing to the incidence of gastrointestinal infection, such as cholera, amebiasis, diarrhe and gastroenteritis of presumed infectious origin. In addition, it is the main cause of enviromental degradation of the Brazilian river basins, especially thoses in which large metropolis are located. This scarcity situation allows the dissemination of diseases related of water transmission, with negative impacts in fields such as education, labor, economy, biodiversity, water availability and others.

Brazil has a water supply network thath, although not universal, can be considerad extensive. This sceneario, however is not observed in the sewage collection, which is in a very precarious situation. Additionaly, the sanitary sewage deficit is not restricted to collection, but is also present in treatment.

Population with Access to Sewage Collection



100%
100%
90%
87%
85%
56%
55%
31%
USA
France
Argentina
Russia
Mexico
Brazil
China
India

Note: Regarding december of 2014. Source: WHO and Brazilian SNIS

Data collected by the National Sanitation Information System in 2012, indicate that 93% of the Brazilian population has acess to water supply networks and 56% have acess to sewage collection networks. In turn, only 38,7% of the sewage generated in Brazil receives some type of treatment.

Given the importance of sanitation of the quality of life of the population and the current precariousness of services in the country, the sector was included in the list of priority investments of federal government, especially since 2007, with the creation of the Accelaration Program of Growth (*Programa de Acelaração do Crescimento* - PAC).

Investments on Brazilian Sewage Sector by Category


(R$, Millions)
4,534
4,238
5,620
7,839
8,962
8,402
9,754
2006
2007
2008
2009
2010
2011
2012
Water
Sewage
Others
Capitalizable expenses

Source: Brazilian SNIS

The main sources of investment available for basic sanitation in Brazil are:

- Resources from the public funds (Fundo de Garantia por Tempo de Serviço – FGTS – and the Fundo de Amparo ao Trabalhador – FAT), also called onerous resources;
- Non-costly resources, derived from the Annual Budget Law, also known as the General Budget of the Union, and State and City budgets;
- Resources from international loans contracted with multilateral credit agencies, such as the Interamerican Bank of Development and the World Bank;
- Own resources of the service providers, resulting from the generation of operational cash. The industries are responsible for the treatment of water and its effluents.

6. ASSESSMENT METHODOLOGIES

ASSET APPROACH: NET EQUITY AT MARKET VALUE

This methodology is derived from generally accepted accounting principles on which the financial statements are prepared based on the historical cost or acquisition cost principle. Due to this principle and the fundamental principle of accounting, the book value of company's assets less the book value of its liabilities is equal to the book value of its net equity.

From the standpoint of the basic principles of economics, one can define the net equity of a company by the difference between the value defined for the assets and the value defined for the liabilities.

The asset approach, therefore, is aimed to valuate a company by adjusting its book value (net balance) to its respective fair market values. The assets and liabilities considered relevant are valued at fair market value, being held a comparison between the asset value calculated in the fair market value and its book value (net balance).

These adjustments, duly analyzed, are added to the net equity book value, determining the market value of the company by the assets approach. The fair market value of the company will be the value of the net equity, considering the adjustments calculated to the assets and liabilities.

VALUATION APPROACH OF TANGIBLE AND INTANGIBLE ASSETS

There are three types of valuation approaches that can be used to determine the value of an asset, whether it is a tangible or intangible.

- The Market Approach;
- The Income Approach;
- The Cost Approach.

MARKET APPROACH

The Market Approach estimates value based on comparison to similar Assets that have been sold or listed for sale in the primary or secondary market. In the case of intangible assets, the sale's price or market price are rarely available, due to their transitions making up only part of the business trade, and not in an isolated transition, which results in this approach being rarely utilized in the appraisal of intangibles.

INCOME APPROACH

The Income Approach defines the value of the asset as the present value of the future income resulting from ownership of the asset. The fair value of the future cash flows that the asset will generate along its useful life is projected based on present expectations and assumptions of future conditions. It should be noted that the synergic and strategic effects different from the ones performed by market participants should not be included in the projected cash flows.

- MULTI PERIOD EXCESS EARNING METHOD (MPEEM)

This method measures the present value of future earnings to be generated throughout the useful life of the asset being appraised. Utilizing the projected results of the company as a basis, the cash flow, before taxes directly applicable to the asset, is calculated at the agreed upon date of appraisal. As

in the analysis of the company, the cost of products sold and other operational expenses are deduced from the projected revenue related to the asset, in this way reaching the net profit. Subsequently, the obligations related to the identified contributing assets, directly related to the asset under analysis, are removed (Contributory Charges). The detailed description of the Excess Earnings Method can be found in the book: Valuation For Financial Reporting: Fair Value Measurements and Reporting, Intangible Assets, Goodwill, and Impairment (MARD et al., 2007) as well as in the orientations published by The Appraisal Foundation On Best Practices For Valuations In Financial Reporting: Intangible Asset Working Group - Contributory Assets. (AARON et al., 2010). The assumed fair value of a contributing Asset is not necessarily constant over time. The Working Capital and the Intangible Assets may oscillate along the projective period and the returns are usually based on the average balances of each year. The average balances of the Intangible Assets, subject to accelerated depreciation, may diminish when, for example, the depreciation exceeds the capital expenditures in the first years of the projection. While the book value of the amortizable Intangible Assets declines over time, it is presumed that these assets are replaced every year, and so, the asset's contribution usually becomes constant throughout the projection. One of the exceptions for this rule are non-compete agreements.

- BASIS FOR THE CALCULATION OF THE REQUIRED RETURN FOR THE CONTRIBUTORY ASSETS

The following chart presents the suggested basis for each group of contributing assets:

ASSET	BASE FOR CHANGES
Working Capital	Average rates for Working Capital financing after-taxes.
Fixed Assets (ex: property, plants and equipment)	Rates for financing of similar assets accepted by market participants (ex: general financing conditions offered by the supplier), or given rates for operational leasing, financial leasing or both, normally segregated between the return on (investment recovery) and the return of.
Work force (that is not recognized separately from goodwill), Customer relationship, Trademark and Patents	Weight average cost of capital (WACC) to new companies with only one product (can be lower than the discount rate applied to an specific project)
Other intangibles, including base technology	Rates should be proportional to the respective risk of each intangible analyzed. When market data is available, it should be used. In other cases, the rates should be consistent with the relative risk of other assets under analyses, and should be greater for assets with greater risk.

- ROYALTY RELIEF

This methodology is considered a standard technique and the preferred one for the valuation of assets, such as brands, primary technology and patents. In the Royalty Relief Method, we estimate the value of these types of intangible assets, capitalizing the royalties that are saved due to the company being the proprietor of the intangible asset in question. In other words, the proprietor of the brand, the primary technology or the patent perceives a benefit through the ownership of the intangible asset, instead of paying a lease or royalty rate for the use of the asset.

COST APPROACH

The Cost Approach measures the necessary investment to reproduce a similar asset to the one under appraisal such that it presents an identical benefit generating capacity. This approach is based on the principle of substitution, where a prudent investor would not purchase an asset for more than its substitution cost.

- REPRODUCTION COST NEW ("RPDCN")

Is "the current cost of an identical new property". In other words, it is the estimated cost to construct, at current prices as of the Valuation Date, an exact duplicate, or replica of the asset being appraised, using the same materials, construction standards, design, layout and quality of workmanship, and embodying all the subject's deficiencies, super-adequacies, and obsolescence.

- REPLACEMENT COST NEW ("RPLCN")

The Replacement Cost is "the current cost of a similar new property having the nearest equivalent utility to the property being valued".

There are two alternative methods in calculating RPLCN. The first method ("Reproduction Method") begins with RPDCN, with adjustments being made for physical depreciation, and functional and technological obsolescence. The second method ("Replacement Method") begins with RPLCN, with adjustments being made for physical depreciation and additional functional and technological obsolescence. Certain elements of functional and technological obsolescence are already addressed in the calculation of RPLCN. However, a quantification of the super-adequacies and additional functionalities of the replacement asset versus the asset to be valued must be addressed. If economic obsolescence is indicated, it must be quantified and the appropriate adjustment made, so that RPLCN is equivalent to fair value.

TAX AMORTIZATION BENEFIT

The Tax Amortization Benefit (TAB) is usually calculated and added at the discounted values after taxes of the intangible valuated. TAB reflects the intangible assets' additional value due to the possibility of tax deduction of the amortization of the assets during their useful life.

7. VALUATION OF THE NET EQUITY AT MARKET VALUE

MAIN STEPS OF THE VALUATION

For the appraisal of the company's net equity at market value, it is necessary to determine the fair prices of its assets and liabilities. The starting point is the registered book value. The main steps of the valuation at fair market prices are:

- Analysis of the balance sheet;
- Analysis of the assets and liabilities recorded in company's balance sheet, in order to identify the assessment criteria adopted in accounting and the assets and liabilities subject to adjustments;
- Adjustment of relevant intangible assets to market value, based on the valuation criteria adopted by APSIS.

CETREL'S ASSETS WITH STEP UPS IDENTIFIED

- INTANGIBLE

After the analysis of CETREL's financial statements and its invested company DAC, we identified the following intangible assets in each company:

CETREL

Exclusive Right to Provide Environmental Services, Customer Relationship

The company owns the exclusive right to provide environmental services, such as water resources management and monitoring of the air quality at the Industrial Complex of Camaçari through the IMA Ordinance 12,064/09, that refers to the environmental license of the Camaçari Industrial Fostering Committee (*Comitê de Fomento Industrial de Camaçari* - COFIC), valid until 12/30/2017.

According to the ordinance, the companies that compose the Industrial Complex must have their liquid effluent systems interconnected to CETREL's effluent system, as well as send information on the emission of atmospheric pollutants to CETREL, which in turn is responsible for operating and maintain the monitoring system of the air quality, sending daily releases and monthly reports to the municipal officials of the region (Camaçari, Dias D'Ávila and São Sebastião do Passe). The company informed that the renovation of this ordinance is expected, and, if that does not happen for any reason, regarding the ordinance, all the companies of the Industrial Complex of Camaçari are connected with CETREL via pipelines, and it is unlikely that companies will no longer comply with effluent treatment procedures. Thus, it was concluded that CETREL's exclusive right to provide environmental services to the companies that compose the Industrial Complex represents an acquirable intangible asset and it should be evaluated. The valuation of this asset can be seen with more details on the Attachment 2D of this Report.

Customer Relationship

The company provides regular environmental protection services outside the scope of IMA Ordinance no. 12,064/09, regulated by service supply contracts, including monitoring of the air quality at the areas outside the Industrial Complex of Camaçari, monitoring of water/oceanographic, solid waste

disposal in landfills, among others. Accordingly, these contracts were identified as intangible assets to be valuated, with measurable fair value. The valuation of this asset can be seen with more details on the Attachment 2E of this Report.

CETREL'S FIXED ASSETS

After analysis of the fixed assets registered on CETREL's balance sheets on the valuation date, relevant assets that should be adjusted to market value were identified. Their valuation was based on a report prepared by third parties. The summary table with the results of this valuation is demonstrated on the Attachment 5 of this Report.

CETREL'S IDENTIFIED INTANGIBLE ASSETS BUT NOT VALUATED

Energy Supply Contract: CETREL's energy supply is regulated by an industrial supply contract with Coelba (local energy distributor), with price adjustment and contractual conditions in common with other companies in the region, being the company's only source of energy. Thus, this energy supply contract was not identified as an intangible that should be evaluated.

Water Capture Grant: CETREL holds a water harvesting concession in three artesian wells near the Camaçari Complex for use only within the company's facilities, such as bathrooms, kitchen, etc. As discussed with the company's administration, we understand that the process to obtain a harvesting concession is relatively simple and standardized for all companies in the state, so any market participant would have access to the same conditions to acquire the grant. However, the granting of concessions for water abstraction in the Camaçari Complex is currently suspended due to limitations in the flow of water resources due to the intense use of groundwater in the region, and it is not possible to drill new wells. Under these conditions, the concession would be an acquired intangible asset. However, the value of the asset was considered immaterial, due to the low volume of water extracted via wells and the low cost of obtaining a grant. Thus, the water capture grant was not valuated.

Contract with Suppliers: The processes used in the CETREL's services are not intensive in production supplies, and only a small volume of chemical reagents is used in laboratory tests. In addition, CETREL's purchase contracts are mainly related to the acquisition of warehouse and security equipment, with low volume. Therefore, no competitive advantage was considered in the contracts with suppliers, consequently, these contracts were not identified as intangibles that should be evaluated.

Trademark: It was concluded that the company's trademark does not significantly influence the decision of its customers to choose to hire their services or their competitors. Thus, we understand that the trademark does not correspond to an acquired asset by the buyer.

CETREL'S CONTINGENCIES

As informed by the company's administration, CETREL had, at the valuation date of this Report, contingencies classified as possible totaling BRL 25,487 thousand, which are not accounted for in the balance sheet, in accordance with generally accepted accounting practices.

However, about 96% of his amount had their trigger event until 2012. For them, the purchase and sale agreement signed with the former partners of

the company provides the right to indemnification against the seller (Braskem) for any process that has a trigger event prior to the acquisition date (12/31/2012); or any environmental proceedings (clause 6.1 of CETREL's SPA).

Therefore, considering the explanation above, after analyzing the list of contingencies and discussions maintained with the company's administration it was defined that there is no material adjustment for that liability to be considered in determining CETREL'S net equity at market value.

DAC'S ASSETS WITH STEP UP IDENTIFIED

- INTANGIBLE

Costumer Relationship: DAC is the only industrial water supplier (clarified, demineralized) in the Camaçari Complex, as well as supplier of potable water to the main companies at the complex. However, unlike CETREL, the company does not have exclusivity in the provision of this service. Thus, DAC's relationship with its clients in the region is regulated by contracts, which have been identified as intangible assets.

Energy Supply Contract: DAC currently has its energy demand supplied almost entirely by Braskem through an energy supply contract signed at an average price of BRL 0.32/kWh. The company's administration informed that this contract represents a competitive advantage due to the difference between the fees charged by Braskem and the local electricity distributor (Coelba), which charges an average fee of BRL 0.43/kWh. Thus, the energy supply contract was identified as an intangible that should be evaluated.

Assignment of Use - Grant of Water Collection: DAC has a concession contract guaranteeing the use of water from wells in the Camaçari region that belong to Braskem/Copene, with approximately 50% of its water demand being supplied by this contract. In addition, the company has raw water supply contracts with Embasa (local water distributor), which are in market conditions for this type of water supply in the region. The company's administration informed that it buys raw water from Embasa at an average fee of 0.65 BRL/m³, while water collection from the wells has an average extraction cost of 0.24 BRL/m³ (there is no charge for the volume of water consumed). Under these conditions, even if in the coming years the government establishes the charge for the use of groundwater, it is unlikely that the cost of use and extraction will be higher than the current fee practiced by Embasa. Thus, we understand that the assignment of use was identified as an intangible asset with evidence of step up, considering the cost savings generated by the utilization of water extracted from wells that DAC holds.

- DAC'S FIXED ASSETS

After analysis of the fixed assets registered in DAC's balance sheets in the valuation date, relevant assets that should be adjusted to the market value were identified. Their valuation was based on a report prepared by third parties.

The summary table with the results of this valuation is demonstrated on the Attachment 5 of this Report.

DAC'S IDENTIFIED INTANGIBLE ASSETS BUT NOT VALUATED

Contract with Suppliers: The processes used in the DAC's services are intensive in production supplies, mainly soda and chlorine (commodities). Thus, the purchase process has a rational basis, that is, based on price and scale, and is carried out in the sport market without the establishment of long-term supply contracts. Accordingly, the contracts with suppliers were not identified as intangible assets with market value.

Trademark: It was concluded that the company's trademark does not significantly influence the decision of its customers to choose to hire their services or their competitors. Thus, we understand that the trademark does not correspond to an intangible asset that should be evaluated.

8. NET EQUITY AT MARKET VALUE OF CETREL AND DAC

Based on the items described in the Chapter 7 and in the attachments of the present Report, the net equity at market value of CETREL and DAC are demonstrated below.

CETREL

CETREL'S BALANCE SHEET BRL (thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	52,105	-	52,105
Cash and cash equivalents	966	-	966
Accounts receivable	36,435	-	36,435
Other accounts receivable	123	-	123
Recoverable taxes	9,745	-	9,745
Inventory	4,310	-	4,310
Prepaid expenses	527	-	527
NON CURRENT ASSETS	707,369	234,369	941,738
LONG TERM ASSETS	47,184	-	47,184
Deferred taxes	30,974	-	30,974
Bank reserve accounts	5,249	-	5,249
Judicial deposits	10,890	-	10,890
Prepaid expenses	70	-	70
INVESTMENTS	59,109	344,092	403,201
Participation in controlled and affiliated	57,367	344,092	401,458
DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.	57,367	344,092	401,458
Other investments valuated by cost	1,743	-	1,743
FIXED ASSETS	197,961	292,814	490,774
INTANGIBLE	403,115	(402,536)	579
Software acquisition	579	-	579
Step up / Goodwill	402,536	(402,536)	-
Fixed assets step up	92,767	(92,767)	-
Contract with suppliers step up	15,226	(15,226)	-
Energy supply contract step up	46,023	(46,023)	-
Water capture grant step up	86,407	(86,407)	-
Goodwill	162,114	(162,114)	-
Direito de prestação de serviço	-	-	-
TOTAL ASSETS	759,474	234,369	993,843

CETREL'S BALANCE SHEET BRL (thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT LIABILITIES	36,583	-	36,583
NON CURRENT LIABILITIES	237,179	17,813	254,992
LONG TERM LIABILITIES	237,179	17,813	254,992
Loans and financing	6,760	-	6,760
Debentures	96,097	-	96,097
Tax obligations	89,609	17,813	107,422
Contingence provision	6,968	-	6,968
Related parts	37,745	-	37,745
NET EQUITY	485,712	216,556	702,268
Social capital	240,022		240,022
Retained profits	227,903	-	227,903
Period result	17,788		17,788
Market adjusts	-	216,556	216,556
TOTAL LIABILITIES	759,474	234,369	993,843

DAC

DAC'S BALANCE SHEET (BRL thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	25,959	-	25,959
NON CURRENT ASSETS	271,914	521,351	793,265
LONG TERM ASSETS	141,794	-	141,794
INVESTMENTS	-	-	-
FIXED ASSETS	130,096	120,692	250,788
Residual Fixed assets	130,096	120,692	250,788
Property		1,336	1,336
Instalations / tubulations / water weeb	15,526	102,516	118,042
Machinery and equipments	50,937	16,853	67,791
Furniture and utilities	194	-	194
Vehicles	226	(14)	213
IT equipment	32	-	32
Construction in progress	63,181	-	63,181
INTANGIBLE	24	400,659	400,683
TOTAL ASSETS	297,873	521,351	819,224
CURRENT LIABILITES	17,442	-	17,442
LONG TERM LIABILITES	223,045	177,259	400,305
Loans and financing	6,449	-	6,449
Debentures	212,907	-	212,907
Tax obligations	3,484	177,259	180,743
Related parts	206	-	206
Outher liabilites	-	-	-
NET EQUITY	57,367	344,092	401,458
Social capital	42,630	-	42,630
Retained profits	(9,141)	-	(9,141)
Period result	23,878	-	23,878
Market adjusts	-	344,092	344,092
TOTAL LIABILITES	297,855	521,351	819,206

9. CONCLUSION

Based on the estimates carried out by APSIS, as of December 31st, 2016, the conclusion reached is that the CETREL's net equity at market value is of BRL 702,268 thousand (seven hundred and two millions, two hundred and sixty-eight thousand reais).

The Appraisal Report AP-00065/17-01 was prepared in the form of a Digital Report (electronic document in PDF - Portable Document Format), with the digital certification of the technical officials, and printed by APSIS, composed of 24 (twenty-four) pages typed on one side and 08 (eight) attachments. APSIS, CREA/RJ 1982200620 and CORECON/RJ RF.02052, a company specialized in asset valuation, legally represented hereunder by its directors, makes itself available to provide any further clarifications that may be required.

Rio de Janeiro, February 26th, 2017.

MARCIA APARECIDA DE LUCCA CALMON
Director (CRC/1SP-143169/O-4)

MARINA RAGUCCI DA SILVA FREIRE
Projects

RODRIGO NIGRI ADELSON
Projects

10. CONVENIENCE TRANSLATION INTO ENGLISH

The accompanying appraisal report and its attachments have been translated into English for the convenience of readers outside Brazil.

11. LIST OF ATTACHMENTS

1. CETREL'S CASH FLOW
2. CETREL'S INTANGIBLE ASSESSMENT AND BALANCE SHEET AT MARKET VALUE
3. DAC'S CASHFLOW
4. DAC'S INTANGIBLE ASSESSMENT AND BALANCE SHEET AT MARKET VALUE
5. REAL STATE'S APPRAISAL ELABORATED BY THIRD-PARTY
6. CETREL'S SUPPORTING DOCUMENTS
7. DAC'S SUPPORTING DOCUMENTS
8. GLOSSARY AND APSIS PROFILE

ATTACHMENT 1

OPERATIONAL ASSUMPTIONS - CETREL

GROSS OPERATIONAL REVENUE (GOR) - CETREL

The projection of CETREL's **operational revenue was** based on the operational estimate provided by the Company's **administration and the analysis of the** Company's historical financial results. After the year of 2022, only the inflationary growth was considered over the revenue.

CETREL's revenues are obtained through the service supply, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste.

Based on the Company's **business plan** these revenues were projected consolidated and are demonstrated in the graph below.


Gross operational revenue (GOR)
(BRL Thousand)
300,000
250,000
200,000
150,000
100,000
50,000
0
151,230
156,294
163,901
171,891
176,320
184,803
193,341
202,606
212,772
223,448
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Total Revenue

DEDUCTIONS OF THE GROSS OPERATIONAL REVENUE - CETREL

The projection of the deductions and taxes was based on the operational estimate provided by the Company's administration and the analysis of the Company's historical financial results.

The following rated were used in the projection:

- PIS/COFINS: 9.3% of the Gross Operational Revenue;
- ICMS: 3% of the Gross Operational Revenue.

COST OF SERVICES - CETREL

The projection of the cost of services was based on the operational estimate provided by the Company's administration and the analysis of the Company's historical financial results.

CETREL's cost of services is composed by:

- Wages and charges;
- Electric energy;
- Material treatment;
- Other materials: Composed by expenses with fuel, maintenance and lab material;
- Third-party services: Refers to vigilance services, lab, consultancy, transportation and treatment of wastes, vehicle location, cleaning services, among others;
- Maintenance;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerned to the risk analysis and division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados* - CSC);
- PLR - Operational;
- Other operational costs: Refer to taxes, insurance, hotel expenses and PIS and COFINS credit, among others.

In the first years of projection costs were projected as 53.1% of the Net Operational Revenue. After 2021 this percentage increased to 53.31% of the Net Operational Revenue. This margin decrease is mainly due to the expectation of an increase in the cost of electricity and the growth in other operating costs.

The graph below demonstrates CETREL's cost of services during the projected period.



Cost of Services
150,000
120,000
90,000
60,000
30,000
0
(BRL Thousands)
46.9%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
70,362
73,005
76,564
80,325
82,409
86,374
90,365
94,695
99,446
104,436
47.0%
46.5%
46.0%
45.5%
45.0%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Cost of Services
Gross Margin

OPERATIONAL EXPENSES - CETREL

The projection of the cost of services was based on the operational estimate provided by the Company's administration and the analysis of the Company's historical financial results. In The first years of projection it was considered a percentage of 6.8% of the Net Operational Revenue. After 2019 this percentage increased to 7% of the Net Operational Revenue.

CETREL's operational expenses is composed by:

- General and administrative expenses;
- TAC LE e Response DUN/DR/DI: Refer to the division of expenses of the indirect controlling shareholder, *Odebrecht Ambiental*;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerned to the risk analysis and the division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados* - CSC);

- Other revenues/expenses operational *intercompany*: Refers to expenses of the location contract of the incinerator's lease contract and the Cetrel-Lumina blend plant (other company in the *Odebrecht Ambiental* Group);
- Other operational revenues;
- Profit Share Program.

The graph below demonstrated CETREL's operational expenses during the projected period.



Operational Expenses
(BRL Thousands)
20,000
15,000
10,000
5,000
0
40.8%
40.3%
39.8%
39.3%
38.8%
38.3%
37.8%
37.3%
36.8%
36.3%
35.8%
40.1%
39.6%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
9,070
9,785
10,097
10,565
10,867
11,389
11,916
12,487
13,113
13,771
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Operational Expenses
EBITDA Margin

INCOME TAXES AND SOCIAL CONTRIBUTION – CETREL

The income taxes and social contribution were projected according to the national rate of "Real Profit" regime, i.e. 25% and 9% respectively. Additionally, the tax projections considered a tax loss carryforward of BRL 91,101 thousand and the application of the SUDENE's Tax Benefit, which allows the Company to reduce 75% of the total of income taxes of the Company. CETREL is a beneficiary due to the location of its industrial plant.

WORKING CAPITAL

The projection of the number of days was based on **CETREL's balance sheets** and financial statements, concluded in December 31, 2016 and also on historical results and general information of the Company.

ACCOUNTS RECEIVABLE	DAYS	SOURCE
Accounts Receivable	99	NOR
Inventory	27	COST OF SERVICES
Recoverabel Taxes	149	DEDUCIONS + TAXES
ACCOUNTS PAYABLE	**DAYS**	**SOURCE**
Suppliers	13	COST OF SERVICES
Wages and Social Charges	29	COST OF SERVICES & SG&A
Payable Taxes and Contributions	61	DEDUCIONS + TAXES
Other Accounts Payable	8	COST OF SERVICES

DEPRECIATION

A depreciation rate of 5.9% was considered for CETREL**'s current fixed assets** on the valuation date as well as its new investments.

INVESTIMENTS

A total investment of BRL 108,109 thousand was projected for maintenance and expansion of the fixed assets throughout the projected period.

DISCOUNT RATE

The discount rate was calculated using the Weighted Average Cost of Capital (WACC) methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital).

The parameters used on the calculation of the discount rate are demonstrated in more details in the Attachment 1B of this Report. However, we highlight below the main sources of these parameters.

- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 20-year U.S. T-Bond (Federal Reserve); website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- Beta d: Equivalent to the sector average beta, researched through Bloomberg database; the data provided by Bloomberg considers levered betas of different companies considering their own capital structure. The beta is unlevered for each of the companies considered based on their capital structure, thus arriving at a raw beta. Finally, the beta is levered with the capital structure of the company being analyzed. This calculation is necessary to correct the distortion in the beta due to each **of the company's capital structure**.
- Risk Premium: Ibbotson 2016 (Spread between SP500 and 20-year U.S. T-Bond, confirmed in 2016 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. USA: Morningstar, 2016.
- Country risk: Portal Brasil (12/31/2016), website http://www.portalbrasil.net/indices_dolar.htm.
- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 10-year U.S. T-Bond (Federal Reserve); website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- A projected U.S. inflation of 2.0% per year was considered.
- A projected Brazilian inflation of 4.5% per year was considered.

Finally, with the parameters used in the calculation, we determined the nominal discount rate as of 12.1% per year.

After discussions with the Company's administration, it was determined by the experts that a size premium should not be considered to determine DAC's discount rate. This decision is based on the Company's current operational context, which gives it a protective barrier to the entry of new competitors and also stable income in periods with instable economic results. Therefore, it was determined that the discount rate without a size premium reflects in a proper way the perceived risk of the Company.

OPERATIONAL VALUE CALCULATION

The operational value of the Company was calculated according to its projected operational cash flow and the residual value considered after that (taking into consideration a growth rate at the perpetuity of 4.5%).

OTHER ASSETS - INCINERATION PLANT

In addition to its main activities, CETREL also has investment in an incineration plan, with book value of BRL 1,743 thousand, as shown in the following table.

PRE OPERATIONAL ASSET (BRL thousand)	
Other investments - Incineration Plant (+)	1,743
TOTAL	1,743

Based on discussions with the Company's administration, it was concluded that this asset's market value isn't expected to be worth much more than its book value, due to the fact that it is a pre-operational company that have no relevant contracts and small operating margins. Therefore, the book value was considered in this Report.

DEBT ANALYSIS

A net debt of BRL 152,988 thousand was calculated, in the valuation date, according to the Company's balance sheet.

NET DEBT (BRL thousand)	
Cash (+)	966
Outher receivable accounts (+)	123
Prepaid expenses (+)	527
Bank reserve accounts (+)	5,249
Judicial deposits (+)	10,890
Prepaid expenses (+)	70
Short term loans (-)	(5,417)
Short term debentures (-)	(13,091)
Dividends (-)	(4,735)
Long term loans (-)	(6,760)
Long term debentures (-)	(96,097)
Provision for contingencies (-)	(6,968)
Related parts (-)	(37,745)
TOTAL	(152,988)

CETREL'S DATA BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
GROSS OPERATIONAL REVENUE (GOR)	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
(% growth GOR)	-5.3%	3.3%	4.9%	4.9%	2.6%	4.8%	4.6%	4.8%	5.0%	5.0%
Revenue with services	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
TAX AND DEDUCTIONS	(18,606)	(19,272)	(20,265)	(21,260)	(21,734)	(22,782)	(23,834)	(24,976)	(26,229)	(27,545)
(% GOR)	-12.3%	-12.3%	-12.4%	-12.4%	-12.3%	-12.3%	-12.3%	-12.3%	-12.3%	-12.3%
PIS/COFINS	(13,989)	(14,457)	(15,161)	(15,900)	(16,310)	(17,094)	(17,884)	(18,741)	(19,681)	(20,669)
ISS	(4,617)	(4,815)	(5,104)	(5,361)	(5,426)	(5,687)	(5,950)	(6,235)	(6,548)	(6,876)
NET OPERATIONAL REVENUE (NOR)	132,624	137,022	143,636	150,631	154,586	162,022	169,507	177,630	186,542	195,902
COST OF SERVICES	(70,362)	(73,005)	(76,564)	(80,325)	(82,409)	(86,374)	(90,365)	(94,695)	(99,446)	(104,436)
(% NOR)	-53.1%	-53.28%	-53.30%	-53.33%	-53.31%	-53.31%	-53.31%	-53.31%	-53.31%	-53.31%
Wages and Charges	(24,278)	(24,815)	(26,139)	(27,390)	(28,039)	(29,388)	(30,746)	(32,219)	(33,836)	(35,534)
(% NOR)	-18.3%	-18.1%	-18.2%	-18.2%	-18.1%	-18.1%	-18.1%	-18.1%	-18.1%	-18.1%
Electric Energy	(12,849)	(14,027)	(15,108)	(15,821)	(16,236)	(17,017)	(17,803)	(18,657)	(19,593)	(20,576)
(% NOR)	-9.7%	-10.2%	-10.5%	-10.5%	-10.5%	-10.5%	-10.5%	-10.5%	-10.5%	-10.5%
Treatment Material	(139)	(135)	(135)	(132)	(136)	(142)	(149)	(156)	(164)	(172)
(% NOR)	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%
Other Materials	(5,635)	(5,937)	(6,202)	(6,457)	(6,627)	(6,946)	(7,267)	(7,615)	(7,997)	(8,398)
(% NOR)	-4.2%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%
Third-party Services	(13,260)	(12,970)	(13,084)	(13,833)	(14,198)	(14,881)	(15,569)	(16,315)	(17,133)	(17,993)
(% NOR)	-10.0%	-9.5%	-9.1%	-9.2%	-9.2%	-9.2%	-9.2%	-9.2%	-9.2%	-9.2%
Maintenance	(9,126)	(9,744)	(10,221)	(10,739)	(11,021)	(11,551)	(12,085)	(12,664)	(13,299)	(13,966)
(% NOR)	-6.9%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%
CFTAM	(496)	(486)	(530)	(534)	(548)	(575)	(601)	(630)	(661)	(695)
(% NOR)	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%
PLR - Operacional	(2,006)	(2,101)	(2,199)	(2,308)	(2,415)	(2,531)	(2,648)	(2,775)	(2,914)	(3,060)
(% NOR)	-1.5%	-1.5%	-1.5%	-1.5%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%
Other Operational Costs	(2,571)	(2,780)	(2,947)	(3,108)	(3,190)	(3,343)	(3,498)	(3,665)	(3,849)	(4,042)
(% NOR)	-1.9%	-2.0%	-2.1%	-2.1%	-2.1%	-2.1%	-2.1%	-2.1%	-2.1%	-2.1%

CETREL'S DATA BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
OPERATIONAL EXPENSES	(9,070)	(9,785)	(10,097)	(10,565)	(10,867)	(11,389)	(11,916)	(12,487)	(13,113)	(13,771)
(% NOR)	-6.8%	-7.1%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%
General and administrative	(7,776)	(8,473)	(8,867)	(9,289)	(9,532)	(9,991)	(10,453)	(10,953)	(11,503)	(12,080)
(% NOR)	-5.9%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
TAC LE and transference DUN/DIR/DI	(1,032)	(1,084)	(1,149)	(1,221)	(1,253)	(1,313)	(1,374)	(1,440)	(1,512)	(1,588)
(% NOR)	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%
CITAM	(496)	(486)	(530)	(534)	(548)	(575)	(601)	(630)	(661)	(695)
(% ROL)	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%
Other Operational Revenues/Expenses Intercompany	1,461	1,539	1,614	1,695	1,740	1,823	1,908	1,999	2,099	2,205
(% ROL)	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%
Other Operational Revenues	1	1	1	1	1	1	1	1	1	1
(% ROL)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
PLR	(1,227)	(1,281)	(1,166)	(1,217)	(1,274)	(1,335)	(1,397)	(1,464)	(1,537)	(1,614)
(% ROL)	-0.9%	-0.9%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%

CETREL'S FIXED ASSETS BRL (thousand)	Valuation date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
MAINTENANCE INVESTMETS											
EXPANSION INVESTMENTS		10,887	9,361	9,678	9,938	10,160	10,617	11,095	11,595	12,116	12,662
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	10,887	9,361	9,678	9,938	10,160	10,617	11,095	11,595	12,116	12,662
INVESTMENT DEPRECIATION	-	314	899	1,449	2,016	2,596	3,197	3,824	4,479	5,164	5,880
FIXED ASSETS COST (ORIGINAL)	463,789	474,518	470,018	470,018	470,018	470,018	470,018	470,018	470,018	470,018	470,018
RESIDUAL VALUE	174,046	157,363	125,710	98,558	71,405	44,253	17,100	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	-	27,412	27,152	27,152	27,152	27,152	27,152	17,100	-	-	-
FIXED ASSETS ALIENATION	-	-	4,500	-	-	-					
TOTAL DEPRECIATION	26,793	27,727	28,052	28,602	29,168	29,749	30,349	20,924	4,479	5,164	5,880

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
2017		314	629	629	629	629	629	629	629	629	629
2018		-	270	541	541	541	541	541	541	541	541
2019		-	-	280	559	559	559	559	559	559	559
2020		-	-	-	287	574	574	574	574	574	574
2021		-	-	-	-	293	587	587	587	587	587
2022		-	-	-	-	-	307	613	613	613	613
2023		-	-	-	-	-	-	320	641	641	641
2024		-	-	-	-	-	-	-	335	670	670
2025		-	-	-	-	-	-	-	-	350	700
2026		-	-	-	-	-	-	-	-	-	366

CETREL'S WORKING CAPITAL BRL (thousand)	2014	2015	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
ACCOUNTS RECEIVABLE	47,142	60,267	50,490	50,572	52,311	55,293	58,395	59,898	62,820	67,092	71,622	75,184	78,925
Accounts Receivable	33,975	45,351	36,435	36,435	37,643	39,461	41,382	42,468	44,512	46,568	48,799	51,248	53,819
Inventory	4,564	5,575	4,310	5,206	5,402	5,665	5,940	6,097	6,391	6,686	7,006	7,358	7,727
Recoverabel Taxes	8,603	9,341	9,745	8,931	9,266	10,167	11,070	11,332	11,917	13,838	15,816	16,578	17,379
ACCOUNTS PAYABLE	23,264	22,926	13,341	14,096	14,655	15,532	16,450	16,869	17,696	19,048	20,473	21,488	22,554
Suppliers	11,912	8,062	2,618	2,616	2,714	2,846	2,986	3,064	3,211	3,360	3,521	3,697	3,883
Wages and Social Charges	7,822	7,361	7,327	6,340	6,611	6,920	7,258	7,448	7,807	8,167	8,559	8,988	9,439
Payable Taxes and Contributions	3,507	5,740	1,969	3,481	3,612	3,963	4,314	4,417	4,645	5,394	6,164	6,461	6,773
Other Accounts Payable	23	1,763	1,427	1,657	1,719	1,803	1,891	1,940	2,034	2,128	2,229	2,341	2,459
WORKING CAPITAL	23,878	37,341	37,149	36,476	37,656	39,761	41,945	43,029	45,123	48,045	51,149	53,696	56,371
WORKING CAPITAL VARIATION				(673)	1,180	2,105	2,185	1,083	2,095	2,921	3,104	2,547	2,675

CETREL'S CASHFLOW BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
(% crescimento)	-5.3%	3.3%	4.9%	4.9%	2.6%	4.8%	4.6%	4.8%	5.0%	5.0%
GROSS OPERATIONAL REVENUE (GOR)	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
DEDUCTIONS/TAXES (-)	(18,606)	(19,272)	(20,265)	(21,260)	(21,736)	(22,782)	(23,834)	(24,976)	(26,229)	(27,545)
NET OPERATIONAL REVENUE (NOR)	132,624	137,022	143,636	150,631	154,584	162,022	169,507	177,630	186,542	195,902
COST OF SERVICES (-)	(70,362)	(73,005)	(76,564)	(80,325)	(82,409)	(86,374)	(90,365)	(94,695)	(99,446)	(104,436)
GROSS INCOME (=)	62,261	64,017	67,072	70,306	72,175	75,648	79,143	82,935	87,096	91,466
Gross Margin (GI/NOR)	46.9%	46.7%	46.7%	46.7%	46.7%	46.7%	46.7%	46.7%	46.7%	46.7%
OPERATIONAL EXPENSES (-)	(9,070)	(9,785)	(10,097)	(10,565)	(10,867)	(11,389)	(11,916)	(12,487)	(13,113)	(13,771)
EBITDA (=)	53,191	54,232	56,974	59,741	61,308	64,258	67,227	70,448	73,983	77,695
Ebitda Margin (Ebitda/NOR)	40.1%	39.6%	39.7%	39.7%	39.7%	39.7%	39.7%	39.7%	39.7%	39.7%
DEPRECIATION/AMORTIZATION (-)	(27,727)	(28,052)	(28,602)	(29,168)	(29,749)	(30,349)	(20,924)	(4,479)	(5,164)	(5,880)
GOODWILL AMORTIZATION (-)	(14,403)	(14,403)	(7,201)	-	-	-	-	-	-	-
EBIT (=)	11,062	11,777	21,171	30,572	31,560	33,909	46,303	65,969	68,819	71,816
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(1,175)	(1,251)	(2,254)	(3,258)	(3,363)	(3,614)	(6,816)	(10,054)	(10,489)	(10,946)
Effective ITSC rate (ITSC/EBIT)	-10.6%	-10.6%	-10.6%	-10.7%	-10.7%	-10.7%	-14.7%	-15.2%	-15.2%	-15.2%
NET INCOME (=)	9,887	10,526	18,917	27,315	28,197	30,295	39,487	55,915	58,330	60,870
Net Margin (NI/NOR)	7.5%	7.7%	13.2%	18.1%	18.2%	18.7%	23.3%	31.5%	31.3%	31.1%

CAPIAL STRUCTUTE	
EQUITY	55%
DEBT	45%
EQUITY + DEBT	100%
PROJECTED AMERICAN INFLATION	2.0%
PROJECTED BRAZILIAN INFLATION	4.5%
COST OF CAPITAL	
RISK FREE RATE (Rf)	2.8%
BETA (unlevered)	0.58
BETA (levered)	1.00
PREMIUM RISK (Rm - Rf)	6.0%
BRAZIL RISK	3.3%
Re Nominal in US$ (=)	12.1%
Re Nominal in BRL (=)	14.9%
COST OF DEBT	
RISK FREE RATE (Rf*)	2.5%
SPECIFIC RISK (ALFA)	4.4%
BRAZIL RISK	3.3%
Rd Nominal in BRL (=)	10.2%
Rd Nominal with Tax Benefit (=)	8.7%
WACC	
COST OF CAPITAL	14.9%
COST OF DEBT	8.7%
DISCOUN RATE IN BRL (=)	12.1%

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	513,362
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	1,040,566

ATTACHMENT 2

CETREL'S ASSEMBLED WORKFORCE

- DESCRIPTION

According to the Technical Pronouncement 04 of the *Comitê de Pronunciamentos Contábeis* - CPC (Brazilian Accounting Pronouncements Committee), the Fair Value of the Assembled Workforce should not be recognized as an intangible asset separated from goodwill. However, the value of the assembled workforce may have an effect on the value attributable to other intangible assets. Consequently, we estimated the fair value of the assembled Workforce with the purpose of determining the return on the assembled Workforce, and subsequently the charge applicable on the valuation analysis of the exclusive right by the Multi Period Excess Earnings Method (MPEEM).

- ASSESSMENT METHODOLOGY

The most commonly used method for calculating the Assembled Workforce is the cost approach, more precisely the replacement cost of the asset. The cost approach is appropriate in calculating the fair value of an asset when information on the sale of comparable assets is not available and the asset does not produce a direct cash flow. This approach is therefore the main methodology used for the valuation of assembled workforce.

The cost to replace the assembled workforce includes the costs incurred in recruiting, hiring and training the employees of the company.

In applying the replacement cost method to estimate the value of CETREL's assembled workforce, the following costs were considered:

- HIRING COSTS: Salaries and benefits of the Company's employees involved in the recruitment process;
- LEARNING COSTS: It was considered that, in the process of replacing each type of employee, there is a learning curve for the new employee hired, because for most positions the employees need a certain amount of experience before they achieve the expected level of performance. Thus, during this learning period the Company incurs in costs by paying the salaries of those employees.

- VALUATION CRITERIA

The basis of our assessment is the estimated cost to recruit and train an entirely new assembled workforce associated with each Business Unit. For the valuation of the assembled workforce on the valuation date of the Report, the Company has provided us with the following information.

- Number of employees per employee group;
- Average salary and benefits per employee group;
- Average cost of recruiting and training employees;
- Estimate of the initial productivity of each employee as well as of the time required to achieve the expected level of productivity.

Based on discussion with the Company's administration, we consider that most of the DAC's operational expenses are covered by CETREL's assembled workforce. Thus, part of CETREL'S workforce was subtracted and considered as a contributory asset of DAC's intangibles.

Therefore, the calculation of the number of employees of the area for each of the companies was made from a division over the total number, taking into consideration:

- Total number of current employees allocated in each company;
- Share of each company's revenue over the total revenue.

- **CONCLUSION**

Based on the assumptions and the analyses described previously, demonstrated in the Attachment 2B, we concluded that the fair value for CETREL's assembled workforce, in the valuation date, is of BRL 8,849 thousand, approximately.

CETREL'S WORKFORCE DATA (BRL thousand)					
Function	Number of Months to Achieve Full Productivity (M)	% until Achieve Full Productivity[2] (N)	Initial Production[1] (P)	Average Initial Inefficiency[3] (R)	Start-Up Time (% of the year)[4] (S)
Administrative (allocated in cetrel and dac)	8	67%	25%	38%	25%
Operational	12	100%	25%	38%	38%
Executives	6	50%	50%	25%	13%

Observations:

1. Provided by the company's administration.

2. Equal to M/ 12.

3. Equal to (1-P)/ 2.

*4. Equal to N*R.*

[illegible]

CETREL'S EXCLUSIVE RIGHT

- **DESCRIPTION**

The Company owns the exclusive right to provide environmental services, such as water resources management and monitoring of the air quality at the Industrial Complex of Camaçari through the IMA Ordinance no. 12,064/09.

According to the ordinance, the companies that compose the Industrial Complex must have their liquid effluent systems interconnected to CETREL's effluent system, as well as send information on the emission of atmospheric pollutants to CETREL, which in turns is responsible for operating and maintaining the monitoring system of the air quality.

It should be noted that all the companies of the Industrial Complex of Camaçari are connected with CETREL via pipelines, therefore, even if the ordinance is not renovated, it is unlikely that companies will no longer comply with effluent treatment procedures.

In the valuation date CETREL owned water resources management contracts with nine companies. The exclusive right to provide environmental services to these contractors was qualified as an intangible asset to the Company, since it guarantees revenues in a contract form.

- **ASSESSMENT METHODOLOGY**

The income approach was used, specifically the Multi Period Excess Earnings Method (MPEEM), to valuate CETREL's exclusive right to provide environmental services.

This method is based on the concept that the fair value of an intangible asset is equal to the present value of the cash flows attributed to the asset. These cash flows must be free of the contribution of other assets, tangible and intangible, which are necessary for the generation of these cash flows.

The free cash flow before taxes attributable to the exclusive right is calculated through the analysis of the projected operational result for the Company in the valuation date. Just like in the Company's cash flow, the cost of products sold and other operational expenses are deducted from the projected revenues attributed to the intangible, determining the operational net profit. Then, the Contributory Asset Charges ("CAC") directly related to the exclusive right are deducted.

After estimating the attributable value of the exclusive right, it is necessary to consider the tax impact of the goodwill amortization relative to this intangible. The amortization is an economic benefit for the acquirer, which reduces the total acquisition cost and, therefore, should be considered in the calculation of its value.

The present value of the fiscal amortization benefit for the exclusive right was calculated according to the current tax guidelines, which require the amortization curve to be estimated in accordance to the asset's useful life.

- **ASSESSMENT CRITERIA**

The following steps were applied in the assessment of the fair value of the exclusive right, applying the MPEEM methodology:

- **Revenue estimate** - The revenue considered was based in the existing exclusive rights in the valuation date. The development of the revenues was projected according to the inflation considered. The effect of new contracts was not considered in the assessment of the intangible.
- **Cost and expenses** - The cost and expenses considered were based on the cash flow of the Company and multiplied by the percentage of the contracts compared with the total operational revenue.
- **Income tax deduction** - We used a tax rate of 15.2%, based on the Brazilian corporate tax rate in the valuation date (considering that the Company benefits, by means of the Superintendence of Development of Northeast (*Superintendência do Desenvolvimento do Nordeste* - "SUDENE"), from fiscal benefits that reduce 75% of the total income taxes. The experts concluded that any other competitor company at the same regional market would have access to the same benefit
- **Other CACs** - In order to isolate the cash flow attributed only for the exclusive right, the charges of the contributory assets were deducted, determining the economic return over the assets which contribute for its cash flow. The contributory assets after taxes are presented below:
  - **Fixed assets CAC (return on and return of)** - The CAC related to the fixed assets represent a return over the property, plant and equipment based on their fair value in the valuation date. For CETREL, an annual CAC after taxes of 8.0% were utilized over fixed assets and applied over the net revenues projected in the cash flow. It was also considered the depreciation of these assets, once its maintenance charges must be also added to the calculation.
  - **Working Capital CAC** - The working capital is necessary to support the operations of a business. It was applied and annual CAC after taxes of 8.8%, based on the long-term rate of Brazil's Interbank Certificate of Deposit (*Certificado de Depósito Interbancário* - "CDI").
  - **Workforce CAC** - The Work Force is considered part of the goodwill, and not a separately identified intangible asset. However, it is considered as an asset which contributes for the cash flow generation of the Company and, therefore, the appliance of a CAC over the exclusive right is necessary. For this CAC, we considered a discount rate equal to the discount rate of the Company.
- **Discount rate application** - The cash flow after taxes, after the adjustments explained above, were discounted to present value by the proper discount rate given the circumstances of the asset. It was determined a discount rate equal to the WACC calculated by APSIS.
- **Useful life determination** - The exclusives right's useful live was calculated based on the contracts in the valuation date. We estimated a useful life of three years to the asset.
- **Tax amortization benefit** - We calculated the tax amortization benefit in accordance with the current tax guidelines, which require a tax amortization in accordance to the useful life of the asset. This value was added to the fair value of the exclusive right.

- **CONCLUSION**

Based on the assumptions and the analyses described previously, demonstrated with more details in the Attachment 2D, we concluded that there is no evidence of market value to the exclusive right.

WORKING CAPITAL'S RETURN (BRL thousand)		2017	2018	2019
NET REVENUE		132,624	137,022	143,636
Initial working capital		37,149	36,476	37,656
Working capital variation		(673)	1,180	2,105
Final working capital		36,476	37,656	39,761
Working capital's average balance		36,813	37,066	38,708
Working capital's return (return on)	*8.8%*	3,239	3,261	3,406
(% NOR)		*2.44%*	*2.38%*	*2.37%*

CETREL'S FIXED ASSETS AT MARKET VALUE (BRL thousand)	Valution date 12/31/2016	2017	2018	2019
MAINTENANCE INVESTMETS		10,887	9,361	9,678
EXPANSION INVESTMENTS				
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	10,887	9,361	9,678
INVESTMENT DEPRECIATION	-	314	899	1,449
FIXED ASSETS COST (ORIGINAL)	990,334	990,334	990,334	990,334
RESIDUAL VALUE	373,442	316,232	259,021	201,811
ORIGINAL FIXED ASSETS DEPRECIATION	-	57,210	57,210	57,210
TOTAL DEPRECIATION	57,210	57,525	58,110	58,660

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019
2017		314	629	629
2018		-	270	541
2019		-	-	280
2020		-	-	-
2021		-	-	-
2022		-	-	-
2023		-	-	-
2024		-	-	-
2025		-	-	-
2026		-	-	-
2027		-	-	-
2028		-	-	-
2029		-	-	-
2030		-	-	-
2031		-	-	-
2032		-	-	-
2033		-	-	-
RETURN OF		57,525	58,110	58,660

CETREL'S FIXED ASSETS AT MARKET VALUE (BRL thousand)	Valution date 12/31/2016	2017	2018	2019
INVESTMENT DEPRECIATION		314	899	1,449
ORIGINAL FIXED ASSETS DEPRECIATION		57,210	57,210	57,210
RETURN ON	8.0%	27,836	24,044	20,159
INITIAL BALANCE		373,442	326,804	278,055
DEPRECIATION		(57,525)	(58,110)	(58,660)
INVESTMENT (TOTAL)		10,887	9,361	9,678
FINAL BALANCE		326,804	278,055	229,074
FIXED ASSET'S AVERAGE BALANCE		350,123	302,430	253,564

EXLUSIVE RIGHT (BRL thousand)	Valuation date	2017	2018	2019
GROSS OPERATIONAL REVENUE (GOR)		151,230	156,294	163,901
Exclusive Right's Gross Revenue		78,615	21,777	13,496
(% of Exclusive's GOR over Total GOR)		*52.0%*	*13.9%*	*8.2%*
Effluents Contracts		76,637	20,175	13,496
Ambev Camaçari		8,569	-	-
Braskem S.A.		11,961	12,499	13,062
BSC Bahia Cellulose		21,509	-	-
Elekeiroz		3,568	255	-
Monsanto		10,615	-	-
Grupo Ultra		6,800	-	-
Paranapanema		5,601	-	-
Petrobras FAFEN		3,626	3,789	434
Grupo Unigel		4,389	3,632	-
Monitoring Contracts		1,978	1,603	-
Grupo Unigel		1,978	1,603	-

EXLUSIVE RIGHT (BRL thousand)	Valuation date	2017	2018	2019
DEDUCTIONS		(9,672)	(2,685)	(1,669)
% GOR		-12.3%	-12.3%	-12.4%
NET OPERATIONAL REVENUE (NOR)		68,943	19,092	11,827
Cost of services (-)		(36,577)	(10,172)	(6,304)
GROSS PROFIT (=)		32,366	8,920	5,523
Gross Margin (Gross Profit/NOR)		46.9%	46.7%	46.7%
Operational Expenses (-)		(4,715)	(1,363)	(831)
EBITDA (=)		27,651	7,556	4,691
% EBITDA		40.1%	39.6%	39.7%
Depreciation/Amortization (-)		(29,904)	(8,097)	(4,830)
EBIT (=)		(2,253)	(540)	(139)
% EBIT		-3.3%	-2.8%	-1.2%
Income Taxes/ Social Contribution		-	-	-
Effective IT/SC (ITSC/EBIT)		0.0%	0.0%	0.0%
NET INCOME (=)		(2,253)	(540)	(139)
Net Margin (NI/ROL)		-3.3%	-2.8%	-1.2%
INFLOWS		27,651	7,556	4,691
Net Income		(2,253)	(540)	(139)
Depreciation/Amortization (+)		29,904	8,097	4,830
OUTFLOWS		46,587	12,048	6,861
Working Capital - Return on		1,684	454	280
Fixed Assets - Return on		14,470	3,350	1,660
Fixed Assets - Return of		29,904	8,097	4,830
Working Force - Return on		529	147	91
SIMPLE RESULT		(18,936)	(4,492)	(2,170)
Partial Period		1.00	1.00	1.00
Mid-year convention		0.50	1.50	2.50
Discount Rate @ 12.4%	13.1%	0.94	0.83	0.74
Discounted cash flow		(17,809)	(3,736)	(1,597)
EXCLUSIVE RIGHT'S VALUE - BEFORE TAB		(23,142)		

ATTACHMENT 3

OPERATIONAL ASSUMPTIONS - DAC

GROSS OPERATIONAL REVENUE (GOR) - DAC

The projection of DAC's operational revenue was based in the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2022, only the inflationary growth was considered over the revenue.

DAC's revenues are obtained through the service supply, such as:

- Production of demineralized, clarified and potable water;
- Management of the fire water reservoir of the Industrial Complex of Camaçari.

Based on the company's business plan these revenues were projected consolidated and are demonstrated in the graph below.


Gross Operational Revenue (GOR)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
(BRL thousands)
170,375
178,904
194,215
212,087
231,605
252,918
276,193
301,609
329,365
359,675
392,774
428,919
468,390
511,494
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Total Revenue

DEDUCTIONS OF THE GROSS OPERATIONAL REVENUE - DAC

The projection of the deductions and taxes was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results.

The following rates were used in the projection:

- PIS/COFINS: 9.25% of the Gross Operational Revenue;
- ICMS: 9.42% of the Gross Operational Revenue.

COST OF SERVICES - DAC

DAC's cost of services is composed by: (I) wages and charges, (II) electric energy, (III) material treatment, (IV) other materials, (V) third-party services, (VI) maintenance, (VII) CITAM and (VIII) other operational costs. Its projections were based in the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2020, costs of services were considered as 43.9% of the Net Operational Revenue.

The graph below demonstrated DAC's cost of services during the projected period.


Cost of Services
(R$, Thousand)
250,000
200,000
150,000
100,000
50,000
0
58,426
64,406
69,346
75,728
82,697
90,307
98,618
107,693
117,603
128,426
140,244
153,150
167,244
182,634
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
Other Materials
Electric Energy
Wages and charges
Material Treatment
Maintenance
Third party Services
Others Operational Costs
CITAM

OPERATIONAL EXPENSES - DAC

The projection of DAC's operational expenses was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results. In the first years of projections, operational expenses were estimated as 6.6% of the Net Operational Revenue; and after 2019 this percentage decreased to 6.2% of the Net Operational Revenue.

DAC'S operational expenses are composed by:

- Supervision expenses;
- TAC LE: Refers to the division of expenses from the indirect controlling shareholder, *Odebrecht Ambiental*;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerning the risk analysis and the division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados* - CSC).

The graph below demonstrated DAC's operational expenses during the projected period.



Operational Expenses
(BRL Thousand)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
9,107
9,062
9,776
10,676
11,659
12,731
13,903
15,182
16,580
18,105
19,772
21,591
23,578
25,748
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Supervision Expenses
TAC LE
CITAM

INCOME TAXES AND SOCIAL CONTRIBUTION - DAC

The income taxes and social contribution on DAC's net profit were projected according to the national rate of "Real Profit" regime, i.e. 25% and 9% respectively. The tax calculation also considered a tax loss carryforward amounting of BRL 96,239 thousand and the application of the SUDENE's Tax Benefit, of which the company is a beneficiary due to the location of its industrial plant.

WORKING CAPITAL

The projection of the number of days was based on DAC's balance sheets and financial statements, concluded in December 31, 2016 and also on historical results and general information of the company.

ACCOUNTS RECEIVABLE	DAYS	SOURCE
Accounts Receivable	38	NOR
Inventory	13	COST OF SERVICES
Other Credits	0.6	GOR
Taxes Recoverable	1	GOR
ACCOUNTS PAYABLE	**DAYS**	**SOURCE**
Suppliers	23	COST OF SERVICES
Wages and Social Charges	8	COST OF SERVICES & SG&A
Income taxes and Social Contribution	26	DEDUCTIONS + TAXES
Other Accounts payable	3	COST OF SERVICES
Fiscal Obligations	32	DEDUCTIONS + TAXES

DEPRECIATION

A depreciation rate of 8.6% was considered for DAC's current fixed assets as well as its new investments.

INVESTMENTS

A total investment of BRL 156,180 thousand was projected for on maintenance and expansion of the fixed assets throughout the projected period.

The discount rate was calculated using the Weighted Average Cost of Capital (WACC) methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital).

The parameters used on the calculation of the discount rate are demonstrated in more details in the Attachment 3B of this Report. However, we highlight below the main sources of these parameters:

- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 20-year U.S. T-Bond (Federal Reserve); website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- Beta d: Equivalent to the sector average beta, researched through Bloomberg database; the data provided by Bloomberg considers levered betas of different companies considering their own capital structure. The beta is unlevered for each of the companies considered based on their capital structure, thus arriving at a raw beta. Finally, the beta is levered with the capital structure of the company being analyzed. This calculation is necessary to correct the distortion in the beta due to each of the company's capital structure.
- Risk Premium: Ibbotson 2016 (Spread between SP500 and 20-year U.S. T-Bond, confirmed in 2016 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. USA: Morningstar, 2016.
- Country risk: Portal Brasil (12/31/2016), website http://www.portalbrasil.net/indices_dolar.htm.

- Risk-free rate: Corresponds to the yield, on 12/31/2016, of the 10-year U.S. T-Bond (Federal Reserve); website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- A projected U.S. inflation of 2.0% per year was considered.
- A projected Brazilian inflation of 4.5% per year was considered.

Finally, with the parameters used in the calculation, we determined the nominal discount rate as 11.4% per year.

After discussions with the company's administration, it was determined by the experts that a size premium should not be considered to determine DAC's discount rate. This decision is based on the company's current operational context, which gives it a protective barrier to the entry of new competitors and also stable income in periods with instable economic results. Therefore, it was determined that the discount rate without a size premium reflects in a proper way the perceived risk of the company.

NON OPERATIONAL ASSETS

In this appraisal, it was considered that the company does not have any non operational assets.

CASH ANALYSIS

A net debt of BRL 173,359 thousand was considered in the valuation date, according to the company's administration.

NET DEBT (BRL thousand)	
Cash (+)	8,976
Negative tax balance (+)	803
Prepaid expenses (+)	309
Controlled and affiliated mutual (+)	37,410
Long term recoverable taxes (+)	978
Bank reserve accounts (+)	7,073
Prepaid expenses (+)	94
Short term loans (-)	(960)
Short term debentures (-)	(8,480)
Long term loans (-)	(6,449)
Long term debentures (-)	(212,907)
Related parts (-)	(206)
TOTAL	(173,359)

DAC'S DATA (BRL thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
GROSS OPERATIONAL REVENUE (GOR)	170,375	173,461	178,904	189,183	194,213	202,954	212,087	221,631	231,605	242,027	252,918	264,299	276,193
(% growth GOR)	1.9%	1.8%	3.1%	5.7%	2.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Revenue with water services	170,375	173,461	178,904	189,183	194,213	202,954	212,087	221,631	231,605	242,027	252,918	264,299	276,193
TAX AND DEDUCTIONS	(31,903)	(32,344)	(33,478)	(35,523)	(36,317)	(37,951)	(39,659)	(41,444)	(43,309)	(45,257)	(47,294)	(49,422)	(51,646)
(% GOR)	-18.7%	-18.6%	-18.7%	-18.8%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%
PIS/COFINS	(15,760)	(15,953)	(16,549)	(17,499)	(17,965)	(18,773)	(19,618)	(20,501)	(21,423)	(22,387)	(23,395)	(24,448)	(25,548)
ICMS	(16,143)	(16,391)	(16,930)	(18,023)	(18,352)	(19,178)	(20,041)	(20,943)	(21,885)	(22,870)	(23,899)	(24,975)	(26,098)
NET OPERATIONAL REVENUE (NOR)	138,472	141,117	145,426	153,660	157,896	165,003	172,428	180,188	188,296	196,769	205,624	214,877	224,547
COST OF SERVICES	(58,434)	(61,493)	(64,406)	(67,485)	(69,344)	(72,467)	(75,728)	(79,134)	(82,697)	(86,418)	(90,307)	(94,371)	(98,618)
(% NOR)	-42.2%	-43.9%	-44.3%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%
Wages and Charges	(9,484)	(10,129)	(10,608)	(11,147)	(11,454)	(11,970)	(12,509)	(13,071)	(13,660)	(14,274)	(14,917)	(15,588)	(16,289)
(% NOR)	-6.8%	-7.2%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%
Electric Energy	(11,602)	(12,180)	(12,736)	(13,360)	(13,729)	(14,346)	(14,992)	(15,667)	(16,372)	(17,108)	(17,878)	(18,683)	(19,523)
(% NOR)	-8.4%	-8.7%	-8.8%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%
Treatment Materials	(7,535)	(7,954)	(8,330)	(8,542)	(8,778)	(9,174)	(9,586)	(10,018)	(10,469)	(10,940)	(11,432)	(11,946)	(12,484)
(% NOR)	-5.4%	-5.7%	-5.7%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%
Other Materials	(16,935)	(17,734)	(18,543)	(19,452)	(19,988)	(20,887)	(21,827)	(22,810)	(23,836)	(24,909)	(26,029)	(27,201)	(28,425)
(% NOR)	-12.2%	-12.7%	-12.8%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%
Third-party Services	(5,004)	(5,211)	(5,513)	(5,850)	(6,011)	(6,282)	(6,565)	(6,860)	(7,169)	(7,491)	(7,828)	(8,181)	(8,549)
(% NOR)	-3.6%	-3.7%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%
Maintenance	(7,140)	(7,530)	(7,834)	(8,384)	(8,615)	(9,003)	(9,408)	(9,831)	(10,274)	(10,736)	(11,219)	(11,724)	(12,252)
(% NOR)	-5.2%	-5.4%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%
CITAM	(217)	(202)	(233)	(223)	(229)	(240)	(250)	(262)	(273)	(286)	(298)	(312)	(326)
(% NOR)	-0.2%	-0.1%	-0.2%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%
Other Operational Costs	(587)	(572)	(508)	(527)	(541)	(566)	(591)	(618)	(646)	(675)	(705)	(737)	(770)
(% NOR)	-0.4%	-0.4%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%
OPERATIONAL EXPENSES	(9,107)	(8,969)	(9,062)	(9,514)	(9,776)	(10,216)	(10,676)	(11,157)	(11,659)	(12,183)	(12,731)	(13,304)	(13,903)
(% NOR)	-6.6%	-6.3%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
Supervision Expenses	(5,656)	(6,112)	(6,389)	(6,687)	(6,872)	(7,181)	(7,504)	(7,842)	(8,195)	(8,563)	(8,949)	(9,351)	(9,772)
(% NOR)	-4.1%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%
TAC LE	(3,116)	(2,606)	(2,398)	(2,428)	(2,495)	(2,607)	(2,724)	(2,847)	(2,975)	(3,109)	(3,249)	(3,395)	(3,548)
(% NOR)	-2.3%	-1.9%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%
CITAM	(335)	(253)	(275)	(399)	(410)	(428)	(448)	(468)	(489)	(511)	(534)	(558)	(583)
(% NOR)	-0.2%	-0.2%	-0.2%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%

DAC'S DATA (R$, thousand)	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
GROSS OPERATIONAL REVENUE (GOR)	288,622	301,609	315,182	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
(% growth GOR)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Revenue with water services	288,622	301,609	315,182	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
TAX AND DEDUCTIONS	(53,970)	(56,399)	(58,937)	(61,589)	(64,361)	(67,257)	(70,283)	(73,446)	(76,751)	(80,205)	(83,814)	(87,586)	(91,527)	(95,646)
(% GOR)	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%
PIS/COFINS	(26,697)	(27,899)	(29,154)	(30,466)	(31,837)	(33,270)	(34,767)	(36,332)	(37,967)	(39,675)	(41,460)	(43,326)	(45,276)	(47,313)
ICMS	(27,273)	(28,500)	(29,783)	(31,123)	(32,523)	(33,987)	(35,516)	(37,115)	(38,785)	(40,530)	(42,354)	(44,260)	(46,252)	(48,333)
NET OPERATIONAL REVENUE (NOR)	234,651	245,210	256,245	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
COST OF SERVICES	(103,055)	(107,693)	(112,559)	(117,603)	(122,895)	(128,436)	(134,305)	(140,344)	(146,595)	(153,150)	(160,042)	(167,244)	(174,770)	(182,634)
(% NOR)	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%
Wages and Charges	(17,222)	(17,788)	(18,589)	(19,425)	(20,300)	(21,213)	(22,168)	(23,165)	(24,208)	(25,297)	(26,435)	(27,625)	(28,868)	(30,167)
(% NOR)	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%
Electric Energy	(20,422)	(21,320)	(22,279)	(23,282)	(24,330)	(25,424)	(26,569)	(27,764)	(29,014)	(30,319)	(31,684)	(33,109)	(34,599)	(36,156)
(% NOR)	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%
Treatment Materials	(13,046)	(13,633)	(14,246)	(14,887)	(15,557)	(16,257)	(16,989)	(17,753)	(18,552)	(19,387)	(20,260)	(21,171)	(22,124)	(23,119)
(% NOR)	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%
Other Materials	(29,704)	(31,041)	(32,437)	(33,897)	(35,423)	(37,017)	(38,683)	(40,423)	(42,242)	(44,143)	(46,129)	(48,205)	(50,374)	(52,641)
(% NOR)	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%
Third-party Services	(8,933)	(9,335)	(9,756)	(10,195)	(10,653)	(11,133)	(11,634)	(12,157)	(12,704)	(13,276)	(13,873)	(14,498)	(15,150)	(15,832)
(% NOR)	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%
Maintenance	(12,803)	(13,379)	(13,981)	(14,610)	(15,268)	(15,955)	(16,673)	(17,423)	(18,207)	(19,026)	(19,882)	(20,777)	(21,712)	(22,689)
(% NOR)	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%
CFTAM	(341)	(356)	(372)	(389)	(406)	(424)	(444)	(464)	(484)	(506)	(529)	(552)	(578)	(604)
(% NOR)	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%
Other Operational Costs	(804)	(841)	(879)	(918)	(959)	(1,003)	(1,048)	(1,095)	(1,144)	(1,196)	(1,249)	(1,306)	(1,364)	(1,426)
(% NOR)	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%
OPERATIONAL EXPENSES	(14,529)	(15,182)	(15,866)	(16,580)	(17,326)	(18,105)	(18,920)	(19,771)	(20,661)	(21,591)	(22,563)	(23,578)	(24,639)	(25,748)
(% NOR)	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
Supervision Expenses	(10,213)	(10,671)	(11,152)	(11,653)	(12,178)	(12,726)	(13,298)	(13,897)	(14,522)	(15,176)	(15,859)	(16,573)	(17,318)	(18,097)
(% NOR)	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%
TAC LF	(3,707)	(3,874)	(4,049)	(4,231)	(4,421)	(4,620)	(4,828)	(5,045)	(5,270)	(5,510)	(5,758)	(6,017)	(6,287)	(6,570)
(% NOR)	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%
CFTAM	(609)	(637)	(665)	(695)	(727)	(759)	(794)	(829)	(867)	(906)	(946)	(989)	(1,033)	(1,080)
(% NOR)	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%

DAC'S FIXED ASSETS (BRL thousand)	Valuation Date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
MAINTENANCE INVESTMETS														
EXPANSION INVESTMENTS		9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798
INVESTMENT DEPRECIATION	-	401	1,109	1,631	1,987	2,273	2,569	2,878	3,201	3,539	3,891	4,260	4,645	4,374
FIXED ASSETS COST (ORIGINAL)	97,094	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275
RESIDUAL VALUE	127,272	182,126	168,381	154,635	140,890	127,144	113,398	99,653	85,907	72,161	58,416	44,670	30,924	17,179
ORIGINAL FIXED ASSETS DEPRECIATION	-	8,327	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746
TOTAL DEPRECIATION	8,327	8,728	14,855	15,376	15,732	16,019	16,314	16,624	16,947	17,284	17,637	18,006	18,391	18,120

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
2017		401	802	802	802	802	802	802	802	802	802	802	802	128
2018		-	307	614	614	614	614	614	614	614	614	614	614	614
2019		-	-	214	429	429	429	429	429	429	429	429	429	429
2020		-	-	-	142	283	283	283	283	283	283	283	283	283
2021		-	-	-	-	145	289	289	289	289	289	289	289	289
2022		-	-	-	-	-	151	302	302	302	302	302	302	302
2023		-	-	-	-	-	-	158	316	316	316	316	316	316
2024		-	-	-	-	-	-	-	165	330	330	330	330	330
2025		-	-	-	-	-	-	-	-	173	345	345	345	345
2026		-	-	-	-	-	-	-	-	-	180	361	361	361
2027		-	-	-	-	-	-	-	-	-	-	188	377	377
2028		-	-	-	-	-	-	-	-	-	-	-	197	394
2029		-	-	-	-	-	-	-	-	-	-	-	-	206
2030		-	-	-	-	-	-	-	-	-	-	-	-	-
2031		-	-	-	-	-	-	-	-	-	-	-	-	-
2032		-	-	-	-	-	-	-	-	-	-	-	-	-
2033		-	-	-	-	-	-	-	-	-	-	-	-	-
2034		-	-	-	-	-	-	-	-	-	-	-	-	-
2035		-	-	-	-	-	-	-	-	-	-	-	-	-
2036		-	-	-	-	-	-	-	-	-	-	-	-	-
2037		-	-	-	-	-	-	-	-	-	-	-	-	-
2038		-	-	-	-	-	-	-	-	-	-	-	-	-
2039		-	-	-	-	-	-	-	-	-	-	-	-	-
2040		-	-	-	-	-	-	-	-	-	-	-	-	-
2041		-	-	-	-	-	-	-	-	-	-	-	-	-
2042		-	-	-	-	-	-	-	-	-	-	-	-	-
2043		-	-	-	-	-	-	-	-	-	-	-	-	-

DAC'S FIXED ASSETS (BRL thousand)	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
MAINTENANCE INVESTIMETS														
EXPANSION INVESTMENTS	5,014	5,239	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	5,014	5,239	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
INVESTMENT DEPRECIATION	4,151	4,132	4,285	4,477	4,678	4,889	5,109	5,339	5,579	5,830	6,092	6,366	6,653	6,952
FIXED ASSETS COST (ORIGINAL)	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275
RESIDUAL VALUE	3,433	-	-	-	-	-	-	-	-	-	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	13,746	3,433	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL DEPRECIATION	17,896	7,565	4,285	4,477	4,678	4,889	5,109	5,339	5,579	5,830	6,092	6,366	6,653	6,952

NEX FIXED ASSETS DEPRECIATION	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
2017	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2018	98	-	-	-	-	-	-	-	-	-	-	-	-	-
2019	429	69	-	-	-	-	-	-	-	-	-	-	-	-
2020	283	283	45	-	-	-	-	-	-	-	-	-	-	-
2021	289	289	289	46	-	-	-	-	-	-	-	-	-	-
2022	302	302	302	302	48	-	-	-	-	-	-	-	-	-
2023	316	316	316	316	316	51	-	-	-	-	-	-	-	-
2024	330	330	330	330	330	330	53	-	-	-	-	-	-	-
2025	345	345	345	345	345	345	345	55	-	-	-	-	-	-
2026	361	361	361	361	361	361	361	361	58	-	-	-	-	-
2027	377	377	377	377	377	377	377	377	377	60	-	-	-	-
2028	394	394	394	394	394	394	394	394	394	394	63	-	-	-
2029	411	411	411	411	411	411	411	411	411	411	411	66	-	-
2030	215	430	430	430	430	430	430	430	430	430	430	430	69	-
2031	-	225	449	449	449	449	449	449	449	449	449	449	449	72
2032	-	-	235	470	470	470	470	470	470	470	470	470	470	470
2033	-	-	-	245	491	491	491	491	491	491	491	491	491	491
2034	-	-	-	-	256	513	513	513	513	513	513	513	513	513
2035	-	-	-	-	-	268	536	536	536	536	536	536	536	536
2036	-	-	-	-	-	-	280	560	560	560	560	560	560	560
2037	-	-	-	-	-	-	-	293	585	585	585	585	585	585
2038	-	-	-	-	-	-	-	-	306	611	611	611	611	611
2039	-	-	-	-	-	-	-	-	-	320	639	639	639	639
2040	-	-	-	-	-	-	-	-	-	-	334	668	668	668
2041	-	-	-	-	-	-	-	-	-	-	-	349	698	698
2042	-	-	-	-	-	-	-	-	-	-	-	-	365	729
2043	-	-	-	-	-	-	-	-	-	-	-	-	-	381

DAC'S WORKING CAPITAL (BRL thousand)	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
ACCOUNTS RECEIVABLE	15,871	17,770	18,070	18,776	19,818	20,364	21,280	22,238	23,229	24,284	25,377	26,519	27,713	28,960	30,263
Accounts Receivable	13,082	14,758	14,903	15,499	16,377	16,828	17,586	18,377	19,204	20,068	20,971	21,915	22,901	23,932	25,009
Inventory	2,191	2,175	2,289	2,398	2,512	2,581	2,698	2,819	2,946	3,078	3,217	3,362	3,513	3,671	3,836
Other Credits	78	308	311	323	341	351	366	383	400	418	437	457	477	499	521
Taxes Recoverable	520	530	536	556	588	604	631	659	689	720	752	786	821	858	897
ACCOUNTS PAYABLE	11,486	11,093	11,320	11,805	12,505	13,405	14,211	14,858	15,524	16,772	17,572	18,373	19,210	20,102	21,032
Suppliers	3,402	3,707	3,902	4,087	4,282	4,408	4,598	4,805	5,022	5,248	5,484	5,730	5,988	6,258	6,539
Wages and Social Charges	1,238	1,475	1,541	1,605	1,683	1,718	1,806	1,887	1,972	2,061	2,154	2,251	2,352	2,458	2,568
Income taxes and Social Contribution	2,929	2,494	2,468	2,566	2,750	3,079	3,311	3,463	3,622	4,032	4,233	4,429	4,633	4,854	5,084
Other Accounts payable	413	450	473	496	519	534	558	583	609	636	665	695	726	759	793
Fiscal Obligations	3,484	2,967	2,936	3,052	3,272	3,663	3,938	4,119	4,309	4,796	5,036	5,268	5,511	5,774	6,047
WORKING CAPITAL	4,385	6,677	6,750	6,970	7,313	6,959	7,069	7,380	7,705	7,512	7,805	8,146	8,502	8,858	9,231
WORKING CAPITAL VARIATION		2,292	73	221	342	(354)	110	311	325	(193)	293	341	356	356	373

DAC'S WORKING CAPITAL (BRL thousand)	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
ACCOUNTS RECEIVABLE	31,625	33,048	34,535	36,089	37,713	39,410	41,184	43,037	44,973	46,997	49,112	51,322	53,632
Accounts Receivable	26,134	27,310	28,539	29,823	31,165	32,568	34,033	35,565	37,165	38,838	40,585	42,412	44,320
Inventory	4,009	4,189	4,378	4,575	4,781	4,996	5,221	5,456	5,701	5,958	6,226	6,506	6,799
Other Credits	544	569	595	621	649	678	709	741	774	809	845	883	923
Taxes Recoverable	937	980	1,024	1,070	1,118	1,168	1,221	1,276	1,333	1,393	1,456	1,521	1,590
ACCOUNTS PAYABLE	22,252	23,342	24,393	25,491	26,638	27,836	29,089	30,398	31,766	33,196	34,690	36,251	37,882
Suppliers	6,834	7,141	7,462	7,798	8,149	8,516	8,899	9,300	9,718	10,155	10,612	11,090	11,589
Wages and Social Charges	2,684	2,805	2,931	3,063	3,201	3,345	3,495	3,653	3,817	3,989	4,168	4,356	4,552
Income taxes and Social Contribution	5,437	5,723	5,980	6,249	6,531	6,825	7,132	7,453	7,788	8,139	8,505	8,888	9,288
Other Accounts payable	829	866	905	946	988	1,033	1,079	1,128	1,179	1,232	1,287	1,345	1,405
Fiscal Obligations	6,468	6,808	7,114	7,434	7,769	8,118	8,484	8,865	9,264	9,681	10,117	10,572	11,048
WORKING CAPITAL	9,373	9,705	10,142	10,598	11,075	11,574	12,094	12,639	13,207	13,802	14,423	15,072	15,750
WORKING CAPITAL VARIATION	142	333	437	456	477	498	521	544	569	594	621	649	678

SAC'S CASH FLOW (BRL thousand)	2014	2015	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
(% growth)					1.2%	3.7%	5.7%	2.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
GROSS OPERATIONAL REVENUE (GOR)	113,155	140,291	167,213	170,379	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,609	242,027	252,918	264,299	276,193
DEDUCTIONS/TAXES (-)	(17,043)	(29,708)	(43,975)	(31,907)	(32,344)	(33,478)	(35,503)	(36,317)	(37,951)	(39,659)	(41,444)	(43,309)	(45,257)	(47,294)	(49,422)	(51,646)
NET OPERATIONAL REVENUE (NOR)	96,112	110,583	123,238	138,472	140,117	145,426	153,680	157,898	165,003	172,428	180,188	188,296	196,769	205,624	214,877	224,547
COST OF SERVICES (-)	(44,945)	(48,163)	(53,608)	(58,426)	(61,493)	(64,406)	(67,485)	(69,346)	(72,467)	(75,728)	(79,136)	(82,697)	(86,418)	(90,307)	(94,371)	(98,618)
GROSS INCOME (=)	51,167	62,420	69,631	80,045	78,624	81,019	86,195	88,551	92,536	96,700	101,052	105,599	110,351	115,317	120,506	125,929
Gross Margin (GI/NOR)	53.2%	56.4%	56.5%	57.8%	56.1%	55.7%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%
OPERATIONAL EXPENSES (-)	(6,330)	(5,640)	(4,037)	(9,107)	(9,069)	(9,062)	(9,514)	(9,776)	(10,216)	(10,676)	(11,157)	(11,658)	(12,183)	(12,731)	(13,304)	(13,903)
EBITDA (=)	44,837	56,779	65,594	70,938	69,555	71,957	76,681	78,775	82,320	86,024	89,895	93,941	98,168	102,586	107,202	112,026
EBITDA Margin (EBITDA/NOR)	46.7%	51.2%	53.2%	51.2%	49.6%	49.5%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%
DEPRECIATION/AMORTIZATION (-)	(6,099)	(6,087)	(8,350)	(8,728)	(14,855)	(15,376)	(15,732)	(16,019)	(16,314)	(16,624)	(16,947)	(17,284)	(17,637)	(18,006)	(18,391)	(18,120)
GOODWILL AMORTIZATION (-)				(43,505)	(43,505)	(43,505)	(43,505)	(10,876)	-	-	-	-	-	-	-	-
EBIT (=)	38,738	50,688	57,243	18,705	11,195	13,075	17,444	51,880	66,005	69,400	72,949	76,656	80,531	84,580	88,811	93,906
BASE PARA CÁLCULO DO IR REAL				13,093	7,836	9,153	12,217	36,316	46,204	48,580	51,064	75,319	80,531	84,580	88,811	93,906
IR/CSSL (LUCRO REAL)				(1,991)	(1,195)	(1,190)	(1,854)	(5,532)	(7,040)	(7,403)	(7,781)	(11,480)	(12,275)	(12,892)	(13,538)	(14,315)
IR				(812)	(490)	(366)	(756)	(2,264)	(2,882)	(3,030)	(3,186)	(4,701)	(5,027)	(5,280)	(5,545)	(5,863)
CSL				(1,178)	(705)	(824)	(1,098)	(3,268)	(4,158)	(4,373)	(4,596)	(6,779)	(7,248)	(7,612)	(7,993)	(8,452)
Taxa Simples Lucro Real (% do EBIT)				-10.6%	-10.7%	-9.1%	-10.6%	-10.7%	-10.7%	-10.7%	-10.7%	-15.0%	-15.2%	-15.2%	-15.2%	-15.2%
UTILIZAÇÃO PREJUÍZO FISCAL																
Prejuízo Inicial				97,526	91,915	88,557	84,634	79,407	63,843	44,041	23,221	1,337	-	-	-	-
Prejuízo Criado				0	0	0	0	0	0	0	0	0	0	0	0	0
Prejuízo Utilizado				(5,611)	(3,358)	(3,923)	(5,227)	(15,564)	(19,802)	(20,820)	(21,883)	(1,337)	0	0	0	0
Taxa Lucro Real sem Prejuízo Fiscal				-332.3%	-851.7%	-657.9%	-466.4%	-133.7%	-77.4%	-44.1%	-12.3%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
Prejuízo Remanescente			97,526	91,915	88,557	84,634	79,407	63,843	44,041	23,221	1,337	-	-	-	-	-
IR/CSLL LUCRO REAL (+)				(1,991)	(1,195)	(1,190)	(1,854)	(5,532)	(7,040)	(7,403)	(7,781)	(11,480)	(12,275)	(12,892)	(13,538)	(14,315)
IR/CSSL (LUCRO PRESUMIDO) (+)				0	0	0	0	0	0	0	0	0	0	0	0	0
Base de Cálculo IR			0%	0	0	0	0	0	0	0	0	0	0	0	0	0
IR			15%	0	0	0	0	0	0	0	0	0	0	0	0	0
Alíquota para valores que excedem R$ 240 mil			10%	0	0	0	0	0	0	0	0	0	0	0	0	0
Base de Cálculo CSL			0%	0	0	0	0	0	0	0	0	0	0	0	0	0
CSL			9%	0	0	0	0	0	0	0	0	0	0	0	0	0
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(10,738)	(6,835)	(12,306)	(1,991)	(1,195)	(1,190)	(1,854)	(5,532)	(7,040)	(7,403)	(7,781)	(11,480)	(12,275)	(12,892)	(13,538)	(14,315)
Effective ITSC rate (ITSC/EBIT)	-27.7%	-13.5%	-21.5%	-10.6%	-10.7%	-9.1%	-10.6%	-10.7%	-10.7%	-10.7%	-10.7%	-15.0%	-15.2%	-15.2%	-15.2%	-15.2%
NET INCOME (=)	28,000	43,853	44,938	16,714	10,000	11,885	15,590	46,348	58,965	61,998	65,167	65,176	68,256	71,687	75,273	79,592
Net Margin (NI/NOR)	29.1%	39.7%	36.5%	12.1%	7.1%	8.2%	10.1%	29.4%	35.7%	36.0%	36.2%	34.6%	34.7%	34.9%	35.0%	35.4%

DAC'S CASH FLOW (BRL thousand)	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
(% growth)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
GROSS OPERATIONAL REVENUE (GOR)	288,622	301,609	315,182	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
DEDUCTIONS/TAXES (-)	(53,970)	(56,399)	(58,937)	(61,589)	(64,361)	(67,257)	(70,283)	(73,446)	(76,751)	(80,205)	(83,814)	(87,586)	(91,527)	(95,646)
NET OPERATIONAL REVENUE (NOR)	234,651	245,210	256,245	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
COST OF SERVICES (-)	(103,055)	(107,693)	(112,539)	(117,603)	(122,895)	(128,426)	(134,205)	(140,244)	(146,555)	(153,150)	(160,042)	(167,244)	(174,770)	(182,634)
GROSS INCOME (=)	131,596	137,518	143,706	150,173	156,930	163,992	171,372	179,084	187,142	195,564	204,364	213,561	223,171	233,214
Gross Margin (GI/NOR)	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%
OPERATIONAL EXPENSES (-)	(14,529)	(15,182)	(15,866)	(16,580)	(17,326)	(18,105)	(18,920)	(19,771)	(20,661)	(21,591)	(22,563)	(23,578)	(24,639)	(25,748)
EBITDA (=)	117,067	122,335	127,840	133,593	139,605	145,887	152,452	159,312	166,481	173,973	181,802	189,983	198,532	207,466
Ebitda Margin (Ebitda/NOR)	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%
DEPRECIATION/AMORTIZATION (-)	(17,896)	(7,565)	(4,285)	(4,477)	(4,678)	(4,889)	(5,109)	(5,339)	(5,579)	(5,830)	(6,092)	(6,366)	(6,653)	(6,952)
GOODWILL AMORTIZATION (-)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT (=)	99,171	114,770	123,555	129,116	134,927	140,998	147,343	153,974	160,902	168,143	175,709	183,616	191,879	200,514
BASE PARA CÁLCULO DO IR REAL	99,171	114,770	123,555	129,116	134,927	140,998	147,343	153,974	160,902	168,143	175,709	183,616	191,879	200,514
IR/CSSL (LUCRO REAL)	(15,118)	(17,496)	(18,836)	(19,684)	(20,570)	(21,496)	(22,464)	(23,475)	(24,532)	(25,636)	(26,790)	(27,995)	(29,256)	(30,573)
IR	(6,192)	(7,167)	(7,716)	(8,064)	(8,427)	(8,806)	(9,203)	(9,617)	(10,050)	(10,503)	(10,976)	(11,470)	(11,986)	(12,526)
CSSL	(8,925)	(10,329)	(11,120)	(11,620)	(12,143)	(12,690)	(13,261)	(13,858)	(14,481)	(15,133)	(15,814)	(16,525)	(17,269)	(18,046)
Taxa Simples Lucro Real (% do EBT)	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
UTILIZAÇÃO PREJUÍZO FISCAL														
Prejuízo Inicial	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Prejuízo Criado	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Prejuízo Utilizado	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Taxa Lucro Real com Prejuízo Fiscal	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
Prejuízo Remanescente	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IR/CSLL LUCRO REAL (=)	(15,118)	(17,496)	(18,836)	(19,684)	(20,570)	(21,496)	(22,464)	(23,475)	(24,532)	(25,636)	(26,790)	(27,995)	(29,256)	(30,573)
IR/CSSL (LUCRO PRESUMIDO) (=)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Base de Cálculo IR	0	0	0	0	0	0	0	0	0	0	0	0	0	0
IR	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Alíquota para valores que excedem R$ 240 mil	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Base de Cálculo CSSL	0	0	0	0	0	0	0	0	0	0	0	0	0	0
CSSL	0	0	0	0	0	0	0	0	0	0	0	0	0	0
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(15,118)	(17,496)	(18,836)	(19,684)	(20,570)	(21,496)	(22,464)	(23,475)	(24,532)	(25,636)	(26,790)	(27,995)	(29,256)	(30,573)
Effective ITSC rate (ITSC/EBIT)	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
NET INCOME (=)	84,053	97,274	104,719	109,432	114,356	119,502	124,879	130,499	136,371	142,507	148,920	155,621	162,624	169,941
Net Margin (NI/NOR)	35.8%	39.7%	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%

CAPITAL STRUCTURE	
EQUITY	55%
DEBT	45%
EQUITY + DEBT	100%
PROJECTED AMERICAN INFLATION	2.0%
PROJECTED BRAZILIAN INFLATION	4.5%
COST OF CAPITAL	
RISK FREE RATE (Rf)	2.8%
BETA (unlevered)	0.46
BETA (levered)	0.79
PREMIUM RISK (Rm - Rf)	6.0%
BRAZIL RISK	3.3%
Re Nominal in US$ (=)	**10.8%**
Re Nominal in BRL (=)	**13.5%**
COST OF DEBT	
RISK FREE RATE (Rf*)	2.5%
SPECIFIC RISK (ALFA)	4.6%
BRAZIL RISK	3.3%
Rd Nominal in BRL (=)	**10.3%**
Rd Nominal with Tax Benefit (=)	**8.8%**
WACC	
COST OF CAPITAL	13.5%
COST OF DEBT	8.8%
DISCOUN RATE IN BRL (=)	**11.4%**

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	707,174
DISCOUNTED RESIDUAL VALUE	144,633
DAC'S OPERATIONAL VALUE (BRL thousand)	851,807
NET DEBT	(173,359)
DAC'S PROJECTED NET INCOME (BRL thousand)	678,449

ATTACHMENT 4

DAC'S ASSEMBLED WORKFORCE

- DESCRIPTION

According to the Technical Pronouncement 04 of the *Comitê de Pronunciamentos Contábeis* - CPC (Brazilian Accounting Pronouncements Committee), the Fair Value of the Assembled Workforce should not be recognized as an intangible asset separated from goodwill. However, the value of the assembled workforce may have an effect on the value attributable to other intangible assets. Consequently, we estimated the fair value of the assembled Workforce with the purpose of determining the return on the assembled Workforce, and subsequently the charge applicable on the valuation analysis of the exclusive right by the Multi Period Excess Earnings Method (MPEEM).

- ASSESSMENT METHODOLOGY

The most commonly used method for calculating the Assembled Workforce is the cost approach, more precisely the replacement cost of the asset. The cost approach is appropriate in calculating the fair value of an asset when information on the sale of comparable assets is not available and the asset does not produce a direct cash flow. This approach is therefore the main methodology used for the valuation of assembled workforce.

The cost to replace the assembled workforce includes the costs incurred in recruiting, hiring and training the employees of the company.

In applying the replacement cost method to estimate the value of DAC's assembled workforce, the following costs were considered:

- HIRING COSTS: Salaries and benefits of the company's employees involved in the recruitment process;
- LEARNING COSTS: It was considered that, in the process of replacing each type of employee, there is a learning curve for the new employee hired, because for most positions the employees need a certain amount of experience before they achieve the expected level of performance. Thus, during this learning period the company incurs in costs by paying the salaries of those employees.

- VALUATION CRITERIA

The basis of our assessment is the estimated cost to recruit and train an entirely new assembled workforce associated with each Business Unit. For the valuation of the assembled workforce on the valuation date of the Report, the company has provided us with the following information.

- Number of employees per employee group;
- Average salary and benefits per employee group;
- Average cost of recruiting and training employees;
- Estimate of the initial productivity of each employee as well as of the time required to achieve the expected level of productivity.

Based on discussion with the company's administration, we consider that most of the DAC's operational expenses are covered by CETREL's assembled workforce. Thus, part of CETREL'S workforce was subtracted and considered as a contributory asset of DAC's intangibles.

Therefore, the calculation of the number of employees of the area for each of the companies was made from a division over the total number, taking into consideration:

- Total number of current employees allocated in each company;
- Share of each company's revenue over the total revenue.

- CONCLUSION

Based on the assumptions and the analyses described previously, demonstrated with more details in the Attachment 4B, we concluded that the fair value for DAC's assembled workforce, in the valuation date, is of BRL 9,654 thousand, approximately.

DAC'S WORKFORCE DATA (BRL thousand)					
Function	Number of Months to Achieve Full Productivity (M)	% until Achieve Full Productivity[2] (N)	Initial Production[1] (P)	Average Initial Inefficiency[3] (R)	*Start-Up Time* (% of the year)[4] (S)
Administrative (allocated in cetrel and dac)	8	67%	25%	38%	25%
Operational	12	100%	25%	38%	38%
Executives	0	0%	0%	50%	0%

Observations:

1. Provided by the company's administration.

2. Equal to M/12.

3. Equal to (1-P)/2.

*4. Equal to N*R.*

CAC'S WORKFORCE ASSESSMENT (BRL thousand)

Function	Number of Employees[1]	Average Wage by Employees[1]	Charges[1]	Other Benefits[1]	Total Expenditure with Employee[2]	Number of Months to Achieve Full Productivity[1]	Initial Production[1]	Loss of Productivity with the Employee Replacement[3]	Loss with the Employee Replacement[4]	Cost of Hiring[1]	Cost of Training[1]	Value by Employee[5]	Total Value[6]
	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)
Administrative (allocated in cenral and dac)	27	133	45	39	207	8	25%	25%	52	104	41	198	5,336
Operational	30	106	39	42	186	12	25%	38%	70	79	53	202	6,050
TOTAL/ AVERAGE	57	239	84	80	393	10	25%	31%	122	183	95	199	11,386

TOTAL NET REVENUE 2017	123,218
Replacement Value of the workforce	11,385
Income Tax/ Social Contribution	(3,730)
FAIR VALUE OF THE WORKFORCE	9,654
Workforce fair value / Total Revenue	8%
Return on workforce	7.5%
RETURN POST-TAX (% NOR)	0.91

Observations:

1. Provided by the company's administration.
2. Equal to B + C + D.
3. Based on the employee's productivity calculation, using the time necessary to become 50% productive and the productivity of a new employee in the period (see F (line)).
4. Equal to E*F*H.
5. Equal to I + J + K.
6. Equal to A*L.

DAC'S CUSTOMER RELATIONSHIP

- DESCRIPTION

The intangible customer relationship derives from the relationship between the company and its clients. This relationship has value for a business because it represents a stable and recurrent source of income.

In the valuation date DAC owned five service supply contracts to its customers. This asset was qualified as an intangible asset in the valuation date since it guaranteed revenues in a contract form, fitting in to the definition of customer relationship.

- ASSESSMENT METHODOLOGY

The income approach was used, specifically the *Multi Period Excess Earnings Method* (MPEEM), to evaluate DAC's customer relationship.

This method is based on a concept that the fair value of an intangible asset is equal to the present value of its cash flow attributed to the asset. These cash flow must be free of the contribution of other assets, tangible and intangible, which are necessary for the generation of these cash flows.

The free cash flow before taxes attributable to the customer relationship is calculated through the analysis of the projected operational result for the company in the valuation date. Just like in the company's cash flow, the cost of products sold and other operational expenses are deducted from the projected revenues attributed to the intangible, determining the operational net income. Then, the Contributory Asset Charges ("CAC") directly related to the customer relationship are deducted.

After estimating the attributable value of the customer relationship, it is necessary to consider the tax impact of the goodwill amortization relative to this intangible. The amortization is an economic benefit for the acquirer, which reduces the total acquisition cost and, therefore, should be considered in the calculation of its value.

The present value of the fiscal amortization benefit of the customer relationship was calculated according to the current tax guidelines, which require the amortization curve to be estimated in accordance to the asset's useful life.

- ASSESSMENT CRITERIA

The following steps were applied in the assessment of the fair value of the customer relationship, applying the MPEEM methodology:

- Revenue estimate - The revenue considered was based in the existing customer relationship in the valuation date. The development of the revenues was projected according to the inflation considered. The effect of new contracts was not considered in the assessment of the intangible.
- Cost and expenses - The cost and expenses considered were based on the cash flow of the company and multiplied by the percentage of remaining clients each year.
- Additional cost of water and energy use - The additional cost with water and energy that a market participant would have in a scenario that it would not be the user of DAC's supply and use water and

energy was added. This additional cost was calculated as a difference between the cost stipulated in the contract and the ones practiced in the market.

- Income tax deduction - Was used a tax rate of 15.2%, based on the company's effective tax rate on the valuation date.
- Other CACs - In order to isolate the cash flow attributed only for the customer relationship, the charges of the contributory assets were deducted, determining the economic return over the assets which contribute for its cash flow. The contributory assets after taxes are presented below.
  - Fixed assets CAC (return on and return of) - The CAC related to the fixed assets represent a return over the property, plant and equipment based on their fair value in the valuation date. For DAC, an annual CAC after taxes of 8.0% were utilized over fixed assets and applied over the net revenues projected in the cash flow. It was also considered the depreciation of these assets, once its maintenance charges must be also added to the calculation.
  - Working Capital CAC - The working capital is necessary to support the operations of a business. It was applied and annual CAC after taxes of 8.8%, based on the long-term rate of Brazil's Interbank Certificate of Deposit (*Certificado de Depósito Interbancário* - "CDI").
  - Workforce CAC - The Work Force is considered part of the goodwill, and not a separately identified intangible asset. However, it is considered as an asset which contributes for the cash flow generation of the company and, therefore, the appliance of a CAC over the exclusive right is necessary. For this CAC, we considered a discount rate equal to the discount rate of the company.
- Discount rate application - The cash flow after taxes, after the adjustments explained above, were discounted to present value by the proper discount rate given the circumstances of the asset. It was determined a discount rate equal to the WACC calculated by APSIS added to a premium of 1%.
- Useful life determination - The customer relationship's useful life was calculated based on the period of validity of each of the five contracts informed by the company's administration. We estimated a useful life of twenty-seven years, that corresponds to period of validity of the longer-term contract.
- Tax amortization benefit - We calculated the tax amortization benefit in accordance with the current tax guidelines, which require a tax amortization in accordance to the useful life of the asset. This value was added to the fair value of the customer relationship.

- CONCLUSION

Based on the assumptions and the analyses described previously, demonstrated with more details in the Attachment 4D, we concluded that the fair value of DAC'S customer relationship is of BRL 252, 149 thousand and its useful life is twenty-seven years.

DACT'S FIXED ASSETS AT MARKET VALUE (R$ thousand)	Valuation Date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
MAINTENANCE INVESTMENTS															
EXPANSION INVESTMENTS		9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014
INVESTMENT DEPRECIATION	-	238	657	966	1,177	1,346	1,522	1,706	1,896	2,096	2,305	2,524	2,752	2,990	3,240
FIXED ASSETS COST (ORIGINAL)	186,271	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452
RESIDUAL VALUE	186,271	176,807	164,134	151,460	138,787	126,113	113,439	100,766	88,092	75,419	62,745	50,072	37,398	24,725	12,051
ORIGINAL FIXED ASSETS DEPRECIATION	-	9,464	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674
TOTAL DEPRECIATION	9,464	9,701	13,331	13,640	13,850	14,020	14,195	14,378	14,570	14,770	14,979	15,197	15,425	15,664	15,913

NEW FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
2017		238	475	475	475	475	475	475	475	475	475	475	475	475	475
2018		-	182	364	364	364	364	364	364	364	364	364	364	364	364
2019		-	-	127	254	254	254	254	254	254	254	254	254	254	254
2020		-	-	-	84	168	168	168	168	168	168	168	168	168	168
2021		-	-	-	-	86	171	171	171	171	171	171	171	171	171
2022		-	-	-	-	-	90	179	179	179	179	179	179	179	179
2023		-	-	-	-	-	-	94	187	187	187	187	187	187	187
2024		-	-	-	-	-	-	-	98	196	196	196	196	196	196
2025		-	-	-	-	-	-	-	-	102	204	204	204	204	204
2026		-	-	-	-	-	-	-	-	-	107	214	214	214	214
2027		-	-	-	-	-	-	-	-	-	-	112	223	223	223
2028		-	-	-	-	-	-	-	-	-	-	-	117	233	233
2029		-	-	-	-	-	-	-	-	-	-	-	-	122	244
2030		-	-	-	-	-	-	-	-	-	-	-	-	-	127
2031		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2032		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2033		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2034		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2035		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2036		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2037		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2038		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2039		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2040		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2041		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2042		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2043		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2044		-	-	-	-	-	-	-	-	-	-	-	-	-	-

RETURN OF		9,701	13,331	13,640	13,850	14,020	14,195	14,378	14,570	14,770	14,979	15,197	15,425	15,664	15,913
INVESTMENT DEPRECIATION		238	657	966	1,177	1,346	1,522	1,706	1,896	2,096	2,305	2,524	2,752	2,990	3,240
ORIGINAL FIXED ASSETS DEPRECIATION		9,464	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674
RETURN ON	8.0%	14,889	14,628	14,056	13,368	12,450	11,568	10,712	9,856	8,996	8,127	7,270	6,408	5,540	4,669
INITIAL BALANCE		186,271	185,925	179,755	171,115	160,564	149,918	139,249	128,554	117,835	107,088	96,313	85,510	74,676	63,809
DEPRECIATION		(9,701)	(13,331)	(13,640)	(13,850)	(14,020)	(14,195)	(14,378)	(14,570)	(14,770)	(14,979)	(15,197)	(15,425)	(15,664)	(15,913)
INVESTMENT (TOTAL)		9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014
FINAL BALANCE		185,925	179,755	171,115	160,564	149,918	139,249	128,554	117,835	107,088	96,313	85,510	74,676	63,809	52,910
FIXED ASSETS AVERAGE BALANCE		186,098	182,840	175,435	165,840	155,241	144,583	133,901	123,194	112,461	101,701	90,912	80,093	69,242	58,360

DAC'S FIXED ASSETS AT MARKET VALUE (R$, thousand)	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
MAINTENANCE INVESTMENTS													
EXPANSION INVESTMENTS	5,339	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	5,339	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
INVESTMENT DEPRECIATION	2,500	3,773	4,057	4,354	4,665	4,989	4,940	4,910	5,007	5,210	5,444	5,689	5,945
FIXED ASSETS COST (ORIGINAL)	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452
RESIDUAL VALUE	-	-	-	-	-	-	-	-	-	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	12,851	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL DEPRECIATION	15,351	3,773	4,057	4,354	4,665	4,989	4,940	4,910	5,007	5,210	5,444	5,689	5,945

NEX FIXED ASSETS DEPRECIATION	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
2017	475	475	475	475	475	475	87	-	-	-	-	-	-
2018	364	364	364	364	364	364	364	67	-	-	-	-	-
2019	254	254	254	254	254	254	254	254	46	-	-	-	-
2020	168	168	168	168	168	168	168	168	168	31	-	-	-
2021	171	171	171	171	171	171	171	171	171	171	31	-	-
2022	179	179	179	179	179	179	179	179	179	179	179	33	-
2023	187	187	187	187	187	187	187	187	187	187	187	187	34
2024	196	196	196	196	196	196	196	196	196	196	196	196	196
2025	204	204	204	204	204	204	204	204	204	204	204	204	204
2026	214	214	214	214	214	214	214	214	214	214	214	214	214
2027	223	223	223	223	223	223	223	223	223	223	223	223	223
2028	233	233	233	233	233	233	233	233	233	233	233	233	233
2029	244	244	244	244	244	244	244	244	244	244	244	244	244
2030	255	255	255	255	255	255	255	255	255	255	255	255	255
2031	133	266	266	266	266	266	266	266	266	266	266	266	266
2032	-	139	278	278	278	278	278	278	278	278	278	278	278
2033	-	-	145	291	291	291	291	291	291	291	291	291	291
2034	-	-	-	152	304	304	304	304	304	304	304	304	304
2035	-	-	-	-	159	317	317	317	317	317	317	317	317
2036	-	-	-	-	-	166	332	332	332	332	332	332	332
2037	-	-	-	-	-	-	173	347	347	347	347	347	347
2038	-	-	-	-	-	-	-	181	362	362	362	362	362
2039	-	-	-	-	-	-	-	-	189	379	379	379	379
2040	-	-	-	-	-	-	-	-	-	198	396	396	396
2041	-	-	-	-	-	-	-	-	-	-	207	413	413
2042	-	-	-	-	-	-	-	-	-	-	-	216	432
2043	-	-	-	-	-	-	-	-	-	-	-	-	226
2044	-	-	-	-	-	-	-	-	-	-	-	-	-

RETURN OF	15,351	3,773	4,057	4,354	4,665	4,989	4,940	4,910	5,007	5,210	5,444	5,689	5,945
INVESTMENT DEPRECIATION	2,500	3,773	4,057	4,354	4,665	4,989	4,940	4,910	5,007	5,210	5,444	5,689	5,945
ORIGINAL FIXED ASSETS DEPRECIATION	12,851	-	-	-	-	-	-	-	-	-	-	-	-
RETURN ON	3,821	3,476	3,411	3,743	3,871	3,996	4,133	4,297	4,463	4,484	4,865	5,115	5,346
INITIAL BALANCE	52,918	43,398	44,301	45,965	47,390	49,174	50,714	52,597	54,817	57,261	59,837	62,530	65,344
DEPRECIATION	(15,351)	(3,773)	(4,057)	(4,354)	(4,665)	(4,989)	(4,940)	(4,910)	(5,007)	(5,210)	(5,444)	(5,689)	(5,945)
INVESTMENT (TOTAL)	5,339	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
FINAL BALANCE	43,398	44,301	45,965	47,390	49,174	50,714	52,597	54,817	57,261	59,837	62,530	65,344	68,284
FIXED ASSETS AVERAGE BALANCE	47,754	43,449	45,133	46,778	48,282	49,944	51,656	53,707	56,039	58,549	61,184	63,937	66,814

WORKING CAPITAL'S RETURN (BRL thousand)		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
NET REVENUE		138,472	140,117	145,425	153,640	157,898	165,003	172,428	180,188	188,296	196,769	205,624	214,877	224,547	234,651
Initial working capital		4,385	6,677	6,750	6,970	7,313	6,959	7,069	7,380	7,705	7,512	7,805	8,146	8,502	8,858
Working capital variation		2,292	73	221	342	(354)	110	311	325	(193)	293	341	356	356	373
Final working capital		6,677	6,750	6,970	7,313	6,959	7,069	7,380	7,705	7,512	7,805	8,146	8,502	8,858	9,231
Working capital's average balance		5,531	6,713	6,860	7,142	7,136	7,014	7,225	7,543	7,609	7,659	7,976	8,324	8,680	9,044
Working capital's return (return on)	8.8%	489	594	607	632	631	621	639	667	673	678	706	737	768	800
(% NOR)		0.35%	0.42%	0.42%	0.41%	0.40%	0.38%	0.37%	0.37%	0.36%	0.34%	0.34%	0.34%	0.34%	0.34%

WORKING CAPITAL'S RETURN (BRL thousand)	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
NET REVENUE	245,210	256,245	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
Initial working capital	9,231	9,373	9,705	10,142	10,598	11,075	11,574	12,094	12,639	13,207	13,802	14,423	15,072
Working capital variation	142	333	437	456	477	498	521	544	569	594	621	649	678
Final working capital	9,373	9,705	10,142	10,598	11,075	11,574	12,094	12,639	13,207	13,802	14,423	15,072	15,750
Working capital's average balance	9,302	9,539	9,924	10,370	10,837	11,324	11,834	12,366	12,923	13,504	14,112	14,747	15,411
Working capital's return (return on)	823	844	878	918	959	1,002	1,047	1,094	1,144	1,195	1,249	1,305	1,364
(% NOR)	0.34%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%

CUSTOMER RELATIONSHIP (R$, thousand)	Valuation date	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
NET OPERATIONAL REVENUE (NOR)		138,473	140,117	145,425	153,640	157,898	165,003	172,628	180,188	188,296	196,769	205,624	214,877	224,547	234,651
Customer Relationship's Net Revenue	-	108,274	112,468	116,240	121,394	124,985	132,694	138,645	144,905	151,424	158,240	165,341	170,884	176,390	169,183
% of Customers NOR over Total NOR		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Braskem S.A		82,780	86,474	90,411	94,405	98,740	103,152	107,835	113,480	117,759	123,058	128,596	134,382	140,435	146,769
[illegible]		8,360	9,360	9,786	10,218	10,688	11,164	11,672	12,197	12,746	13,319	13,919	14,545	14,452	-
Monsanto		1,827	1,270	-	-	-	-	-	-	-	-	-	-	-	-
[illegible]		2,050	2,143	2,241	2,340	2,448	2,558	2,673	2,793	2,919	3,050	3,187	1,414	-	-
Outros		13,455	13,220	13,822	14,432	15,094	15,776	16,484	17,227	18,002	18,812	19,659	20,544	21,468	22,435
COST OF SERVICES (-)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operational Costs (-)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Additional cost of water supply (-)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Additional cost of energy supply (-)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GROSS PROFIT (=)		51,983	51,780	53,899	55,818	58,168	60,780	63,530	66,379	69,344	72,467	75,749	78,200	80,801	77,500
Gross Margin (Gross Profit/NOR)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operational Expenses (-)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA (=)		44,833	44,432	45,531	48,351	50,320	52,549	54,939	57,407	59,998	62,690	65,511	67,720	64,880	67,023
% EBITDA		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation/Amortization (-)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBT (=)		37,244	33,720	34,744	37,359	39,031	41,153	43,372	45,690	48,112	50,644	53,289	55,411	57,575	55,551
% EBT		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income Tax and Social Contribution		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Effective IT/SC (IT/SC/EBT)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NET INCOME (=)		31,048	28,580	29,449	31,664	33,087	34,880	36,760	38,725	40,778	42,923	45,165	46,982	48,798	47,083
Net Margin (NI/NOR)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
INFLOWS		39,154	39,280	40,356	42,606	44,355	46,235	48,323	50,442	52,656	54,969	57,387	59,249	61,103	58,556
Net Income		31,048	28,580	29,449	31,664	33,087	34,880	36,760	38,725	40,778	42,923	45,165	46,982	48,798	47,083
Depreciation/Amortization (+)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OUTFLOWS		20,578	22,924	23,649	23,039	22,904	22,403	21,511	21,475	21,008	20,548	20,116	19,474	18,834	16,928
Working Capital - Return on		383	477	485	499	518	499	514	537	541	545	548	586	602	577
Fixed Assets - Return on		11,442	11,741	11,231	10,480	9,488	8,303	8,415	7,924	7,236	6,543	5,844	5,294	4,253	3,266
Fixed Assets - Return of		7,586	10,700	10,904	10,960	11,275	11,406	11,563	11,717	11,878	13,046	12,221	12,267	12,385	11,873
Working Force - Return on		167	1,005	1,059	1,085	1,135	1,186	1,229	1,295	1,353	1,414	1,478	1,527	1,576	1,512
SIMPLE RESULT		18,576	16,356	16,706	19,597	21,450	23,832	26,271	28,967	31,648	34,421	37,271	39,773	42,267	41,628
Partial Period		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid-year convention		0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50
Discount Rate @ [illegible]	[illegible]	0.96	[illegible]	0.77	[illegible]	[illegible]	0.53	0.47	0.42	0.37	0.33	0.29	0.26	0.23	[illegible]
Discounted cash flow		17,921	12,888	12,449	13,014	12,472	12,597	12,348	12,044	11,711	11,332	10,916	10,363	9,797	8,584
CUSTOMER RELATIONSHIP'S VALUE - BEFORE TAX		241,019													
Intangible Useful Life		27 years													
Residual TAB		241,019	233,088	223,142	214,235	205,309	196,382	187,456	178,529	169,603	160,676	151,750	142,824	133,897	124,971
Value to be amortized in the year		8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926
Tax benefited value		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PRESENT VALUE OF TAB		1,284	1,142	1,016	904	804	715	636	566	504	448	399	355	315	281
TAX AMORTIZATION BENEFIT (TAB)		11,136													
CUSTOMER RELATIONSHIP'S VALUE - AFTER TAX		252,149													

CUSTOMER RELATIONSHIP (BRL thousand)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NET OPERATIONAL REVENUE (NOR)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Customer Relationship's Net Revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(% of Contracts's NOR over Total NOR)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Braskem S.A	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
BASF	-	-	-	-	-	-	-	-	-	-	-	-	-
Monsanto	-	-	-	-	-	-	-	-	-	-	-	-	-
Elekeiroz	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	[illegible]	[illegible]	-	-	-	-	-	-	-	-	-	-	-
COST OF SERVICES (-)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operational Costs (-)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Additional cost of water supply (-)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Additional cost of energy supply (-)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GROSS PROFIT (=)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Margin (Gross Profit/NOR)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operational Expenses (-)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA (=)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
% EBITDA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation/Amortization (-)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBIT (=)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
% EBIT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income Taxes/ Social Contribution	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NET INCOME (=)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Margin (NI/NOR)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
INFLOWS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation/Amortization (+)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OUTFLOWS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Working Capital - Return on	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fixed Assets - Return on	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fixed Assets - Return of	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Working Force - Return on	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SIMPLE RESULT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Partial Period	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mid-year convention	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Discount Rate at [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Discounted cash flow	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

CUSTOMER RELATIONSHIP'S VALUE - BEFORE TAB	[illegible]
Intangible Useful Life	[illegible] years

Residual TAB	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Value to be amortized in the years	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tax benefited value	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PRESENT VALUE OF TAB	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

TAX AMORTIZATION BENEFIT (TAB)	[illegible]
CUSTOMER RELATIONSHIP'S VALUE - AFTER TAB	[illegible]

ENERGY PURCHASE AGREEMENT AND WATER USE CONTRACT

- DESCRIPTION

In the valuation date, DAC owns energy purchase agreement and also water use contract that gives it economic benefit, since it guarantee the purchase by lower prices than the practiced on the market. The contracts have the following validities: (I) energy purchase agreement – thirty-one years; (II) water use contract – forty-eight years.

- ASSESSMENT METHODOLOGY

To assess the contracts, it was used the "With or Without" method, that use the revenue approach to assess the value of this intangible asset. This methodology consist in estimate the differences between the cash flow generated by the asset, considering the effect of the existence of the contracts and the value of the cash flow calculated in a hypothetical scenario where the contracts do not exist.

The cash flow with the energy purchase agreement and water use contracts is the cash flow used in the valuation of the company, that are calculated considering:

Energy Purchase Agreement

- Annual average of use of kWh projected by the company, which is provided by Braskem: 26,500 MW/h.
- Average price agreed in the contract with Braskem, the supplying company, been adjusted by the inflation annually. It should be pointed that the agreed value represents a save of DAC's costs, since it is lower than the price practiced in the market for others supplying companies, such as the local distributed Coelba.

Assignment of Water Use Contract

- Annual average of use of m³ projected by the company, which is provided by Braskem/Copena: 17,520 thousand m³/year.
- Average price agreed in the contract with Braskem, the supplying company, been adjusted by the inflation annually. It should be pointed that the agreed value represents a save of DAC's costs, since it is lower than the price practiced in the market for others supplying companies, such as the local distributed Embasa (*Empresa Baiana de Águas e Saneamento S.A.*).

To the calculation of the cash flow without the contracts, it was considered the following assumptions:

- Additional cost because of the loss of the contracts, which it would make the company by at higher prices in the market to fulfill its demand.
- Loss of margin caused by the increase of cost with water and energy.

After estimated the attributable value of the contracts, it is necessary to consider the tax amortization impact of the goodwill attributed to this asset. This amortization is an economic benefit for the acquirer, which reduce its effective expenses in the acquisition, and, therefore, it is necessary that the same is taken into account in the assessment of its value.

The present value of the tax amortization benefits was calculated according to current fiscal guidelines, which require a fiscal amortization according to the useful life of the asset.

Therefore, the fair value of the intangible is the difference between both cash flows, with and without the contracts, added to the tax amortization benefit.

- ASSESSMENT CRITERIA

In order to estimate the impact of the nonexistence of energy and water contracts of in the cash flow projection, the following factor were considered:

- Net Revenue: Was considered the same revenues projected in the company's cash flow.
- Revenue Tax Deductions: Was considered a tax rate of 15%, in accordance with the current tributary guideline for "Real Profit" regime in Brazil, based in the Brazilian tax rate in the valuation date.
- Discount Rate Application: The cash flow after tax, after the adjusts described above, were brought to present value by the company's discount rate added a premium of 1%.
- Useful life – As informed by the company's administration, it was considered an useful life of: (i) thirty-one years to the energy purchase agreement; (ii) forty-eight years to the water use contract.
- Tax Amortization Benefit: Were calculated the fiscal amortization benefit in accordance with the current fiscal guidelines, which demand an amortization in accordance with the asset's useful life. This value was added to the fair value of the contracts.

- CONCLUSION

Based on the assumptions and the analyses described previously, demonstrated with more details in the Attachments 4F and 4G, we concluded the following to the fair value and the useful life of DAC's energy purchase agreement and water use contract:

ASSET (BRL thousand)	FAIR VALUE	STEP UP	REMAINING USEFUL LIVE
Energy Purchase Agreement	30,889	30,889	31 anos
Water Use Contract	117,621	117,621	48 anos

SCENARIO WITH ENERGY PURCHASE AGREEMENT (BRL Thousand)			2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
COST OF ENERGY			(8,480)	(8,861)	(9,260)	(9,677)	(10,113)	(10,568)	(11,043)	(11,540)	(12,059)	(12,602)
Volume (Kwh)			36,500	36,500	36,500	36,500	36,500	36,500	36,500	36,500	36,500	36,500
Average price (BRL thousand/Kwh)			0.33	0.33	0.35	0.37	0.38	0.40	0.42	0.44	0.46	0.48
TAX BENEFIT WITH ENERGY EXPENSES (+)			1,293	1,351	1,412	1,475	1,542	1,611	1,684	1,760	1,839	1,921
(% EBIT)			-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
COST OF ENERGY AFTER INCOME TAXES			(7,187)	(7,510)	(7,848)	(8,202)	(8,571)	(8,956)	(9,359)	(9,781)	(10,221)	(10,681)
(% NOR)			-85%	-85%	-85%	-85%	-85%	-85%	-85%	-85%	-85%	-85%
Partial Period			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid-year convention			*0.50*	*1.50*	*2.50*	*3.50*	*4.50*	*5.50*	*6.50*	*7.50*	*8.50*	*9.50*
Discount rate @ 12.41%	12.4%		*0.94*	*0.84*	*0.75*	*0.66*	*0.59*	*0.52*	*0.47*	*0.42*	*0.37*	*0.33*
COST OF ENERGY'S PRESENT VALUE (SCENARIO 1)		-	(6,779)	(6,302)	(5,859)	(5,447)	(5,063)	(4,707)	(4,376)	(4,068)	(3,782)	(3,516)
COST OF ENERGY'S PRESENT VALUE SUM		(86,326)										
ECONOMIC VALUE - WITH ENERGY PURCHASE AGREEMENT (A)		(86,326)										
Sum of the incremental cash flow from the energy purchase agreement		29,675										
ENERGY'S PURCHASE AGREEMENT VALUE - BEFORE TAX		29,675										
Intangible Useful Life		31										
Residual TAB		29,675	28,717	27,760	26,803	25,846	24,888	23,931	22,974	22,017	21,059	20,102
Value to be amortized in the years		957	957	957	957	957	957	957	957	957	957	957
Tax benefited value		146	146	146	146	146	146	146	146	146	146	146
PRESENT VALUE OF TAB		138	122	109	97	86	77	68	61	54	48	43
TAX AMORTIZATION BENEFIT (TAB)		1,314										
ENERGY'S PURCHASE AGREEMENT VALUE - AFTER TAX		30,989										

SCENARIO WITH ENERGY PURCHASE AGREEMENT (BRL Thousand)			2027
COST OF ENERGY			(13,169)
Volume (Kwh)			26,500
Average price (BRL thousand/Kwh)			0.50
TAX BENEFIT WITH ENERGY EXPENSES (+)			2,008
(% COST)			-15.2%
COST OF ENERGY AFTER INCOME TAXES			(11,161)
(% NOR)			-4%
Partial Period			1.00
Mid year convention			0.50
Discount rate @ 13.4%	13.4%		0.29
COST OF ENERGY'S PRESENT VALUE (SCENARIO 1)		-	(3,269)
COST OF ENERGY'S PRESENT VALUE SUM		(86,326)	
ECONOMIC VALUE - WITH ENERGY PURCHASE AGREEMENT (A)		(86,326)	
Sum of the incremental cash flow from the energy purchase agreement		29,675	
ENERGY'S PURCHASE AGREEMENT VALUE - BEFORE TAB		29,675	
Intangible Useful Life		31	
Residual TAB		29,675	19,145
Value to be amortized in the years		957	957
Tax benefited value		146	146
PRESENT VALUE OF TAB		138	38
TAX AMORTIZATION BENEFIT (TAB)		1,214	
ENERGY'S PURCHASE AGREEMENT VALUE - AFTER TAB		30,889	

SCENARIO WITH ENERGY PURCHASE AGREEMENT (BRL Thousand)			2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
COST OF ENERGY			(13,762)	(14,381)	(15,028)	(15,704)	(16,411)	(17,150)	(17,921)	(18,728)	(19,571)	(20,451)
Volume (Kwh)			26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average price (BRL thousand/Kwh)			0.52	0.54	0.57	0.59	0.62	0.65	0.68	0.71	0.74	0.77
TAX BENEFIT WITH ENERGY EXPENSES (+)			2,096	2,193	2,291	2,394	2,503	2,615	2,733	2,855	2,984	3,118
(% EBIT)			-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
COST OF ENERGY AFTER INCOME TAXES			(11,666)	(12,188)	(12,737)	(13,310)	(13,909)	(14,535)	(15,189)	(15,873)	(16,587)	(17,333)
(% NOR)			-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%
Partial Period			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid-year convention			11.50	12.50	13.50	14.50	15.50	16.50	17.50	18.50	19.50	20.50
Discount rate @ 12.41%	12.4%		0.26	0.23	0.21	0.18	0.16	0.15	0.12	0.11	0.10	0.09
COST OF ENERGY'S PRESENT VALUE (SCENARIO 1)		-	(3,059)	(2,835)	(2,626)	(2,443)	(2,270)	(2,110)	(1,962)	(1,824)	(1,696)	(1,576)
COST OF ENERGY'S PRESENT VALUE SUM		(86,326)										
ECONOMIC VALUE - WITH ENERGY PURCHASE AGREEMENT (A)		(86,326)										
Sum of the incremental cash flow from the energy purchase agreement		29,675										
ENERGY'S PURCHASE AGREEMENT VALUE - BEFORE TAB		29,675										
Intangible Useful Life		31										
Residual TAB		29,675	18,188	17,230	16,273	15,316	14,359	13,401	12,444	11,487	10,530	9,573
Value to be amortized in the years		957	957	957	957	957	957	957	957	957	957	957
Tax benefited value		146	146	146	146	146	146	146	146	146	146	146
PRESENT VALUE OF TAB		138	24	30	27	24	21	19	17	15	13	12
TAX AMORTIZATION BENEFIT (TAB)		1,314										
ENERGY'S PURCHASE AGREEMENT VALUE - AFTER TAB		30,989										

SCENARIO WITH ENERGY PURCHASE AGREEMENT (R$, Thousand)			2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
COST OF ENERGY			(21,372)	(22,333)	(23,338)	(24,389)	(25,486)	(26,633)	(27,831)	(29,084)	(30,393)	(31,760)
Volume (Kwh)			26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average price (R$, thousand/Kwh)			0.81	0.84	0.88	0.92	0.96	1.01	1.05	1.10	1.15	1.20
TAX BENEFIT WITH ENERGY EXPENSES (+)			3,259	3,405	3,558	3,719	3,886	4,061	4,243	4,434	4,634	4,843
(% EBT)			-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
COST OF ENERGY AFTER INCOME TAXES			(18,113)	(18,928)	(19,780)	(20,670)	(21,600)	(22,572)	(23,588)	(24,649)	(25,759)	(26,918)
(% NOR)			-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%
Partial Period			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid year convention			21.50	22.50	23.50	24.50	25.50	26.50	27.50	28.50	29.50	30.50
Discount rate @ 12.41%	12.4%		0.08	0.07	0.06	0.06	0.05	0.05	0.04	0.04	0.03	0.03
COST OF ENERGY'S PRESENT VALUE (SCENARIO 1)		-	(1,465)	(1,363)	(1,267)	(1,177)	(1,095)	(1,018)	(946)	(879)	(818)	(760)
COST OF ENERGY'S PRESENT VALUE SUM		(56,336)										
ECONOMIC VALUE - WITH ENERGY PURCHASE AGREEMENT (A)		(56,336)										
Sum of the incremental cash flow from the energy purchase agreement		29,675										
ENERGY'S PURCHASE AGREEMENT VALUE - BEFORE TAX		29,675										
Intangible Useful Life		31										
Residual TAB		29,675	8,613	7,656	6,701	5,742	4,786	3,829	2,872	1,914	957	-
Value to be amortized in the years		957	957	957	957	957	957	957	957	957	957	-
Tax benefited value		146	146	146	146	146	146	146	146	146	146	-
PRESENT VALUE OF TAB		138	11	9	8	7	7	6	5	5	4	-
TAX AMORTIZATION BENEFIT (TAB)		1,314										
ENERGY'S PURCHASE AGREEMENT VALUE - AFTER TAX		30,989										

SCENARIO WITHOUT ENERGY PURCHASE AGREEMENT (BRL Thousand)		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
COST OF ENERGY		(11,393)	(11,908)	(12,444)	(13,004)	(13,589)	(14,200)	(14,839)	(15,507)	(16,205)	(16,934)	(17,696)
Volume		26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average Ticket		0.43	0.45	0.47	0.49	0.51	0.54	0.56	0.59	0.61	0.64	0.67
TAXES (-)		1,737	1,816	1,897	1,983	2,072	2,165	2,263	2,364	2,471	2,582	2,698
(R-EBT)		-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
COST OF ENERGY AFTER TAXES		(9,656)	(10,093)	(10,546)	(11,021)	(11,517)	(12,035)	(12,577)	(13,143)	(13,734)	(14,352)	(14,998)
(R-ACR)		-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%
Partial period		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid-year convention		0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50
Discount rate @ 12.41%	12.4%	0.94	0.84	0.75	0.66	0.59	0.53	0.47	0.42	0.37	0.33	0.29
ENERGY'S COST PRESENT VALUE (SCENARIO 1)		(9,109)	(8,468)	(7,875)	(7,319)	(6,804)	(6,325)	(5,881)	(5,467)	(5,082)	(4,725)	(4,393)
ENERGY'S COST PRESENT VALUE SUM		(116,000)										
ECONOMIC VALUE - ENERGY PURCHASE AGREEMENT (B)		(116,000)										

SCENARIO WITHOUT ENERGY PURCHASE AGREEMENT (BRL Thousand)		2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
COST OF ENERGY		(11,295)	(18,492)	(19,325)	(20,194)	(21,103)	(22,053)	(23,045)	(24,082)	(25,166)	(26,298)	(27,481)
Volume		26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average Ticket		0.43	0.70	0.73	0.76	0.80	0.83	0.87	0.91	0.95	0.99	1.04
TAXES (-)		1,737	2,833	2,946	3,079	3,218	3,362	3,514	3,672	3,837	4,010	4,190
(% FBT)		-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
COST OF ENERGY AFTER TAXES		(9,558)	(15,673)	(16,378)	(17,115)	(17,885)	(18,690)	(19,531)	(20,410)	(21,329)	(22,288)	(23,291)
(% NOR)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Partial period		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid-year convention		0.50	11.50	12.50	13.50	14.50	15.50	16.50	17.50	18.50	19.50	20.50
Discount rate @ 12.4%	12.4%	0.94	0.24	0.23	0.21	0.18	0.16	0.15	0.13	0.11	0.10	0.09
ENERGY'S COST PRESENT VALUE (SCENARIO 1)		(9,109)	(4,084)	(3,794)	(3,539)	(3,381)	(3,050)	(2,836)	(2,636)	(2,451)	(2,279)	(2,118)
ENERGY'S COST PRESENT VALUE SUM		(116,000)										
ECONOMIC VALUE - ENERGY PURCHASE AGREEMENT (R)		(116,000)										

SCENARIO WITHOUT ENERGY PURCHASE AGREEMENT (BRL Thousand)		2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
COST OF ENERGY		(11,395)	(28,718)	(30,010)	(31,361)	(32,773)	(34,247)	(35,788)	(37,398)	(39,081)	(40,840)	(42,678)
Volume		26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average Ticket		0.43	1.08	1.13	1.18	1.24	1.29	1.35	1.41	1.47	1.54	1.61
TAXES (-)		1,737	4,379	4,576	4,782	4,997	5,222	5,457	5,702	5,959	6,227	6,507
(% COST)		-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
COST OF ENERGY AFTER TAXES		(9,658)	(24,339)	(25,435)	(26,579)	(27,775)	(29,025)	(30,331)	(31,696)	(33,123)	(34,613)	(36,171)
(% NCR)		85%	85%	85%	85%	85%	85%	85%	85%	85%	85%	85%
Partial period		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid-year convention		0.50	21.50	22.50	23.50	24.50	25.50	26.50	27.50	28.50	29.50	30.50
Discount rate @ 12.40%	12.4%	0.94	0.08	0.07	0.06	0.06	0.05	0.05	0.04	0.04	0.03	0.03
ENERGY'S COST PRESENT VALUE (SCENARIO 1)		(9,106)	(1,969)	(1,831)	(1,702)	(1,583)	(1,471)	(1,367)	(1,271)	(1,183)	(1,099)	(1,021)
ENERGY'S COST PRESENT VALUE SUM		(116,000)										
ECONOMIC VALUE - ENERGY PURCHASE AGREEMENT (B)		(116,000)										

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
WATER USE COST		(4.205)	(4.394)	(4.592)	(4.798)	(5.014)	(5.240)	(5.476)	(5.722)	(5.980)	(6.249)	(6.530)
Water Volum (thousand m³/year)		17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average Ticket (BRL)		0,24	0,25	0,26	0,27	0,29	0,30	0,31	0,33	0,34	0,36	0,37
TAX BENEFIT WITH WATER USE COSTS (+)		641	670	700	732	765	799	835	872	912	953	996
(% COST)		-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES		(3.564)	(3.724)	(3.892)	(4.067)	(4.250)	(4.441)	(4.641)	(4.850)	(5.068)	(5.296)	(5.534)
(% NOR)		-2,1%	-2,2%	-2,2%	-2,1%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention		0,50	1,50	2,50	3,50	4,50	5,50	6,50	7,50	8,50	9,50	10,50
Discount rate @ 12.41%	12,4%	0,94	0,84	0,75	0,66	0,59	0,53	0,47	0,42	0,37	0,33	0,29
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)		(3.361)	(3.135)	(2.922)	(2.701)	(2.511)	(2.334)	(2.170)	(2.017)	(1.875)	(1.743)	(1.621)
COST OF ENERGY'S PRESENT VALUE SUM	(46.344)											
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)	(46.344)											
Sum of the incremental cash flow from water use costs	114.541											
WATER USE CONTRACTS VALUE - BEFORE TAB	114.541											
Intangible Useful Life	48											
Residual TAB		114.541	112.155	109.768	107.382	104.996	102.610	100.223	97.837	95.451	93.065	90.678
Value to be amortized in the years		2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value		364	364	364	364	364	364	364	364	364	364	364
PRESENT VALUE OF TAB		343	305	272	242	215	191	170	151	135	120	107
TAX AMORTIZATION BENEFIT (TAB)	3.080											
WATER USE CONTRACTS VALUE - AFTER TAB	117.621											

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)			2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
WATER USE COST			(6.834)	(7.131)	(7.453)	(7.787)	(8.137)	(8.504)	(8.886)	(9.286)	(9.704)	(10.141)
Water Volum (thousand m³/year)			17.530	17.530	17.530	17.530	17.530	17.530	17.530	17.530	17.530	17.530
Average Ticket (BRL)			0,39	0,41	0,43	0,44	0,46	0,49	0,51	0,53	0,55	0,58
TAX BENEFIT WITH WATER USE COSTS (+)			1.040	1.087	1.136	1.187	1.241	1.297	1.355	1.416	1.480	1.546
(% EBT)			-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES			(5.793)	(6.044)	(6.316)	(6.600)	(6.897)	(7.207)	(7.531)	(7.870)	(8.224)	(8.595)
(% NOR)			-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%
Partial Period			1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention			11,50	12,50	13,50	14,50	15,50	16,50	17,50	18,50	19,50	20,50
Discount rate @ 13,41%	13,4%		0,26	0,23	0,21	0,18	0,16	0,15	0,13	0,11	0,10	0,09
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)			(1.507)	(1.401)	(1.303)	(1.211)	(1.126)	(1.046)	(972)	(904)	(841)	(782)
COST OF ENERGY'S PRESENT VALUE SUM		(46.344)										
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)		(46.344)										
Sum of the incremental cash flow from water use costs		114.541										
WATER USE CONTRACTS VALUE - BEFORE TAB		114.541										
Intangible Useful Life		48										
Residual TAB			88.393	85.926	83.530	81.135	78.747	76.361	73.974	71.588	69.202	66.816
Value to be amortized in the years			2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value			364	364	364	364	364	364	364	364	364	364
PRESENT VALUE OF TAB			95	84	75	67	59	53	47	42	37	33
TAX AMORTIZATION BENEFIT (TAB)		3.080										
WATER USE CONTRACTS VALUE - AFTER TAB		117.621										

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)			2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
WATER USE COST			(10.597)	(11.074)	(11.572)	(12.093)	(12.637)	(13.206)	(13.800)	(14.421)	(15.070)	(15.748)
Water Volum (thousand m³/year)			17.530	17.530	17.530	17.530	17.530	17.530	17.530	17.530	17.530	17.530
Average Ticket (BRL)			0,60	0,63	0,66	0,69	0,72	0,75	0,79	0,82	0,86	0,90
TAX BENEFIT WITH WATER USE COSTS (+)			1.616	1.688	1.764	1.844	1.927	2.014	2.104	2.199	2.298	2.401
(% EBT)			-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES			(8.981)	(9.386)	(9.808)	(10.249)	(10.710)	(11.192)	(11.696)	(12.222)	(12.772)	(13.347)
(% NOR)			-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%
Partial Period			1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention			21,50	22,50	23,50	24,50	25,50	26,50	27,50	28,50	29,50	30,50
Discount rate @ 12.47%	20,9		0,08	0,07	0,06	0,06	0,05	0,05	0,04	0,04	0,03	0,03
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)			(727)	(676)	(628)	(584)	(543)	(505)	(469)	(436)	(405)	(377)
COST OF ENERGY'S PRESENT VALUE SUM		(46.344)										
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)		(46.344)										
Sum of the incremental cash flow from water use costs		114.541										
WATER USE CONTRACTS VALUE - BEFORE TAB		114.541										
Intangible Useful Life		48										
Residual TAB			64.429	62.043	59.657	57.271	54.884	52.498	50.112	47.725	45.339	42.953
Value to be amortized in the years			2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value			364	364	364	364	364	364	364	364	364	364
PRESENT VALUE OF TAB			39	36	33	31	18	16	15	13	12	1
TAX AMORTIZATION BENEFIT (TAB)		3.080										
WATER USE CONTRACTS VALUE - AFTER TAB		117.621										

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)		2048	2049	2050	2051	2052	2053	2054	2055	2056	2057
WATER USE COST		(16.457)	(17.198)	(17.971)	(18.780)	(19.625)	(20.508)	(21.431)	(22.396)	(23.403)	(24.457)
Water Volum (thousand m³/year)		17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average Ticket (BRL)		0,94	0,98	1,03	1,07	1,12	1,17	1,22	1,28	1,34	1,40
TAX BENEFIT WITH WATER USE COSTS (+)		2.509	2.622	2.740	2.863	2.992	3.127	3.268	3.415	3.568	3.729
(% EBIT)		-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26
WATER USE COST AFTER TAXES		(13.948)	(14.575)	(15.231)	(15.917)	(16.633)	(17.381)	(18.164)	(18.981)	(19.835)	(20.728)
(% NOR)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention		31,50	32,50	33,50	34,50	35,50	36,50	37,50	38,50	39,50	40,50
Discount rate @ 12.49%	12,49	0,02	0,02	0,02	0,02	0,02	0,01	0,01	0,01	0,01	0,01
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)		(290)	(276)	(261)	(262)	(243)	(231)	(220)	(210)	(199)	(183)
COST OF ENERGY'S PRESENT VALUE SUM	(46.344)										
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)	(46.344)										
Sum of the incremental cash flow from water use costs	114.541										
WATER USE CONTRACTS VALUE - BEFORE TAB	114.541										
Intangible Useful Life	48										
Residual TAB		40.567	38.182	35.794	33.408	31.022	28.635	26.249	23.863	21.476	19.090
Value to be amortized in the years		2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value		364	364	364	364	364	364	364	364	364	364
PRESENT VALUE OF TAB		-	8	7	6	6	5	5	4	4	3
TAX AMORTIZATION BENEFIT (TAB)	3.080										
WATER USE CONTRACTS VALUE - AFTER TAB	117.621										

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)		2058	2059	2060	2061	2062	2063	2064
WATER USE COST		(25.557)	(26.707)	(27.909)	(29.165)	(30.477)	(31.849)	(33.283)
Water Volum (thousand m³/year)		17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average Ticket (BRL)		1,46	1,52	1,59	1,66	1,74	1,82	1,90
TAX BENEFIT WITH WATER USE COSTS (+)		3.897	4.072	4.255	4.447	4.647	4.856	5.075
(% CRT)		-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES		(21.660)	(22.635)	(23.654)	(24.718)	(25.830)	(26.993)	(28.208)
(% WCR)		n/a	n/a	n/a	n/a	n/a	n/a	n/a
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention		41,50	42,50	43,50	44,50	45,50	46,50	47,50
Discount rate @ 13.41%	13,4%	0,01	0,01	0,01	0,01	0,00	0,00	0,00
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)		(145)	(137)	(130)	(126)	(120)	(117)	(109)
COST OF ENERGY'S PRESENT VALUE SUM	(46.344)							
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)	(46.344)							
Sum of the incremental cash flow from water use costs	114.541							
WATER USE CONTRACTS VALUE - BEFORE TAB	114.541							
Intangible Useful Life	48							
Residual TAB		16.754	14.318	11.931	9.545	7.159	4.773	2.386
Value to be amortised in the years		2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value		364	364	364	364	364	364	364
PRESENT VALUE OF TAB		3	3	3	3	2	2	1
TAX AMORTIZATION BENEFIT (TAB)	3.080							
WATER USE CONTRACTS VALUE - AFTER TAB	117.621							

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
COST OF WATER USE		(14.892)	(15.542)	(16.242)	(16.994)	(17.750)	(18.558)	(19.393)	(20.266)	(21.178)	(22.131)	(23.127)
Water Volume (M³)		17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average ticket		0,85	0,89	0,93	0,97	1,01	1,06	1,11	1,16	1,21	1,26	1,32
TAX BENEFIT WITH WATER USE COSTS (+)		2.271	2.373	2.480	2.591	2.708	2.830	2.957	3.090	3.229	3.374	3.526
(% COST)		-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26	-15,26
WATER USE COST AFTER TAXES		(12.621)	(13.169)	(13.762)	(14.403)	(15.051)	(15.728)	(16.436)	(17.176)	(17.949)	(18.757)	(19.601)
(% ...)		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention		0,50	1,50	2,50	3,50	4,50	5,50	6,50	7,50	8,50	9,50	10,50
Discount rate @ 12.41%	12,41	0,94	0,84	0,75	0,66	0,59	0,53	0,47	0,42	0,37	0,33	0,29
WATER USE'S COST PRESENT VALUE (SCENARIO 2)		(11.905)	(11.067)	(10.389)	(9.565)	(8.892)	(8.267)	(7.685)	(7.145)	(6.643)	(6.175)	(5.741)
WATER USE'S COST PRESENT VALUE SUM		(140.885)										
ECONOMIC VALUE - WATER USE CONTRACT (B)		(140.885)										

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)	2017	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
COST OF WATER USE	(14.893)	(24.148)	(25.375)	(26.392)	(27.579)	(28.830)	(30.117)	(31.472)	(32.889)	(34.369)	(35.915)
Water Volume (M³)	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average ticket	0,85	1,38	1,44	1,51	1,57	1,64	1,72	1,80	1,88	1,96	2,05
TAX BENEFIT WITH WATER USE COSTS (+)	2.271	3.683	3.851	4.024	4.205	4.394	4.592	4.799	5.015	5.240	5.476
(% COST)	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES	(12.621)	(20.465)	(21.454)	(22.368)	(23.374)	(24.436)	(25.525)	(26.674)	(27.874)	(29.128)	(30.439)
(% AOV)	-7%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%
Partial Period	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention	0,50	11,50	12,50	13,50	14,50	15,50	16,50	17,50	18,50	19,50	20,50
Discount rate @ 12.41% — 12,4%	0,94	0,24	0,23	0,21	0,18	0,16	0,15	0,13	0,11	0,10	0,09
WATER USE'S COST PRESENT VALUE (SCENARIO 2)	(11.905)	(5.337)	(4.961)	(4.613)	(4.288)	(3.986)	(3.706)	(3.445)	(3.203)	(2.978)	(2.768)
WATER USE'S COST PRESENT VALUE SUM	(160.885)										
ECONOMIC VALUE - WATER USE CONTRACT (R)	(160.885)										

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)		2017	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
COST OF WATER USE		(14.892)	(37.591)	(39.220)	(40.985)	(42.830)	(44.757)	(46.771)	(48.876)	(51.075)	(53.373)	(55.775)
Water Volume (M³)		17.500	17.500	17.500	17.500	17.500	17.500	17.500	17.500	17.500	17.500	17.500
Average ticket		0,85	2,14	2,24	2,34	2,44	2,56	2,67	2,79	2,92	3,05	3,18
TAX BENEFIT WITH WATER USE COSTS (+)		2.271	5.732	5.980	6.249	6.530	6.824	7.131	7.452	7.787	8.138	8.504
(% COST)		-15,25%	-15,25%	-15,25%	-15,25%	-15,25%	-15,25%	-15,25%	-15,25%	-15,25%	-15,25%	-15,25%
WATER USE COST AFTER TAXES		(12.621)	(31.859)	(33.240)	(34.736)	(36.299)	(37.933)	(39.640)	(41.424)	(43.288)	(45.235)	(47.271)
(% NOW)		-7%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention		0,50	21,50	22,50	23,50	24,50	25,50	26,50	27,50	28,50	29,50	30,50
Discount rate @ 12.41%	12,4%	0,94	0,08	0,07	0,06	0,06	0,05	0,05	0,04	0,04	0,03	0,03
WATER USE'S COST PRESENT VALUE (SCENARIO 2)		(11.905)	(2.573)	(2.392)	(2.224)	(2.068)	(1.922)	(1.787)	(1.661)	(1.544)	(1.436)	(1.335)
WATER USE'S COST PRESENT VALUE SUM		(160.883)										
ECONOMIC VALUE - WATER USE CONTRACT (B)		(160.883)										

SCENARIO WITHOUT WATER USE CONTRACTS R$ (Thousand)	2017	2048	2049	2050	2051	2052	2053	2054	2055	2056	2057
COST OF WATER USE	(14.892)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)
Water Volume (M³)	17.538	17.538	17.538	17.538	17.538	17.538	17.538	17.538	17.538	17.538	17.538
Average ticket	0,85	3,18	3,18	3,18	3,18	3,18	3,18	3,18	3,18	3,18	3,18
TAX BENEFIT WITH WATER USE COSTS (+)	2.371	8.504	8.504	8.504	8.504	8.504	8.504	8.504	8.504	8.504	8.504
[illegible]	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES	(12.421)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)
[illegible]	-75	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Partial Period	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention	0,50	31,50	32,50	33,50	34,50	35,50	36,50	37,50	38,50	39,50	40,50
Discount rate @ 12.47% [illegible]	0,94	0,03	0,02	0,02	0,02	0,02	0,01	0,01	0,01	0,01	0,01
WATER USE'S COST PRESENT VALUE (SCENARIO A)	(11.905)	(1.188)	(1.056)	(940)	(836)	(744)	(662)	(589)	(524)	(466)	(414)
WATER USE'S COST PRESENT VALUE SUM	(140.885)										
ECONOMIC VALUE - WATER USE CONTRACT (A)	(140.885)										

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)		2017	2058	2059	2060	2061	2062	2063	2064
COST OF WATER USE		(14.892)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)
Water Volume (M³)		17.528	17.528	17.528	17.528	17.528	17.528	17.528	17.528
Average ticket		0,85	3,18	3,18	3,18	3,18	3,18	3,18	3,18
TAX BENEFIT WITH WATER USE COSTS (+)		2.271	8.504	8.504	8.504	8.504	8.504	8.504	8.504
(% EBT)		-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES		(12.621)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)
(% NOR)		-7%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year correction		0,50	41,50	42,50	43,50	44,50	45,50	46,50	47,50
Discount rate @ 12.41%	13,49	0,94	0,01	0,01	0,01	0,01	0,00	0,00	0,0
WATER USE'S COST PRESENT VALUE (SCENARIO 2)		(11.908)	(349)	(348)	(312)	(260)	(231)	(205)	(183)
WATER USE'S COST PRESENT VALUE SUM		(160.885)							
ECONOMIC VALUE - WATER USE CONTRACT (B)		(160.885)							

DAC'S BALANCE SHEET (BRL thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	25.959	-	25.959
NON CURRENT ASSETS	271.914	521.351	793.265
LONG TERM ASSETS	141.794	-	141.794
INVESTMENTS	-	-	-
FIXED ASSETS	130.096	120.692	250.788
Residual Fixed assets	130.096	120.692	250.788
Property		1.336	1.336
Instalations / tubulations / water weels	15.526	102.516	118.042
Machinery and equipments	50.937	16.853	67.791
Furniture and utilities	194	-	194
Vehicles	226	(14)	213
IT equipment	32	-	32
Construction in progress	63.181	-	63.181
INTANGIBLE	24	400.659	400.683
TOTAL ASSETS	297.873	521.351	819.224
CURRENT LIABILITES	17.442	-	17.442
LONG TERM LIABILITES	223.045	177.259	400.305
Loans and financing	6.449	-	6.449
Debentures	212.907	-	212.907
Tax obligations	3.484	177.259	180.743
Related parts	206	-	206
Outher liabilites	-	-	-
NET EQUITY	57.367	344.092	401.458
Social capital	42.630	-	42.630
Retained profits	(9.141)	-	(9.141)
Period result	23.878	-	23.878
Market adjusts	-	344.092	344.092
TOTAL LIABILITES	297.855	521.351	819.206

ATTACHMENT 5

DELOITTE TOUCHE TOHMATSU

Ativos Fixos em 31 de Dezembro de 2016

(R$)

Cetrel S/A	Valor Original	Depreciação	Valor Residual Contábil		Valor de Reposição	Valor de Mercado	Mais Valia
1.2.03.01.0001 - TERRENOS	13.764.264	-	13.764.264		117.910.800	117.910.800	104.146.536
1.2.03.01.0002 - EDIFICACOES E INSTALACOES	106.592.306	(45.539.145)	61.053.160				
1.2.03.01.0011 - OUTRAS BENFEITORIAS	13.941.577	(3.679.285)	10.262.292				
1.2.03.01.0013 - INSTALACOES ESPECIFICAS	390.245	(253.987)	136.258		503.846.500	212.255.000	131.355.451
1.2.03.04.0005 - CONJUNTO DE VALOS	11.578.812	(3.024.205)	8.554.607				
1.2.03.04.0006 - POCOS ARTESIANOS	3.567.659	(2.674.428)	893.231				
1.2.03.01.0018 - BARRAGENS E CANAIS	45.877.858	(28.940.823)	16.937.035		27.420.000	12.116.000	(4.821.035)
1.2.03.01.0019 - TUBULACOES	111.714.824	(73.501.440)	38.212.384		197.271.000	77.528.000	39.315.616
1.2.03.01.0003 - MAQUINAS E EQUIPAMENTOS	150.344.353	(114.546.324)	35.798.029		243.602.700	58.354.050	22.556.021
1.2.03.01.0005 - VEICULOS E EMBARCACOES	782.243	(578.065)	204.179		465.410	465.410	261.231
1.2.03.01.0007 - EQUIPAMENTOS DE INFORMATICA	4.241.643	(3.932.346)	309.297	(*)	4.241.643	309.297	-
1.2.03.01.0004 - MOVEIS E UTENSILIOS	4.449.250	(3.359.261)	1.089.989	(*)	4.449.250	1.089.989	-
1.2.03.02 - CONSTRUCOES E OBRAS EM ANDAMENTO	10.729.361	-	10.729.361	(*)	10.729.361	10.729.361	-
1.2.03.05 - IMPORTAÇÃO EM ANDAMENTO	16.579	-	16.579	(*)	16.579	16.579	-
TOTAL ATIVOS FIXOS	479.990.973	(282.030.308)	197.960.665		1.099.553.243	490.774.486	283.813.831

Nota: (*) Conforme acordado com a administração foi mantido o saldo contábil

DELOITTE TOUCHE TOHMATSU

Ativos Fixos em 31 de Dezembro de 2016

(R$)

Distribuidora de Água Camaçari (DAC)	Valor Original	Depreciação	Valor Residual Contábil		Valor de Reposição	Valor de Mercado	Mais Valia
TERRENO	-	-	-		1.336.400	1.336.400	1.336.400
1.2.03.01.0002 - EDIFICACOES E INSTALACOES	9.793.431	(2.682.810)	7.110.621				
1.2.03.04.0006 - POCOS ARTESIANOS	7.625.693	(326.723)	7.298.970		380.856.200	118.042.000	102.516.413
1.2.03.01.0019 - TUBULACOES	1.160.113	(44.117)	1.115.995				
1.2.03.01.0003 - MAQUINAS E EQUIPAMENTOS	77.862.862	(26.925.448)	50.937.414		365.589.200	67.790.850	16.853.436
1.2.03.01.0005.626350* - VEICULOS E EMBARCACOES	345.625	(119.264)	226.361		212.520	212.520	(13.841)
1.2.03.01.0007.626352* - EQUIPAMENTOS DE INFORMATICA	46.396	(14.547)	31.850	(*)	46.396	31.850	-
1.2.03.01.0004.626349* - MOVEIS E UTENSILIOS	259.432	(65.904)	193.528	(*)	259.432	193.528	-
1.2.03.02 - CONSTRUCOES E OBRAS EM ANDAMENTO	63.181.071	-	63.181.071	(*)	63.181.071	63.181.071	-
TOTAL ATIVOS FIXOS	160.374.634	(30.178.812)	130.095.811		811.481.220	250.788.219	120.693.408

Nota: (*) Conforme acordado com a administração foi mantido o saldo contábil

DELOITTE TOUCHE TOHMATSU — **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL — **DATA-BASE: 31/12/2010**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS — **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Empresa	Local	Área	Descrição Placa	Área (m2)	Valor de Reposição	Coeficiente de Desconto (%)	Valor de Mercado	Vida Útil Remanesc.
1	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
3	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
4	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
8	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
9	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
10	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
11	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
12	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
13	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
14	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
15	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
16	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
17	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
18	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida Útil Remanescente
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]	ETE - Estação de Tratamento de Efluentes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (td2)	Valor de Mercado	Vida Útil Remanesc.
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Empresa	Local	Área	Descrição Placa	Área (m2)	Valor de Reposição	Coeficiente de Depreç. (%)	Valor de Mercado	Vida Útil Remanesc.
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de Itens	Empresa	Local	Área	Descrição Placa	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanesc.
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Bem	Grupo de Itens	Empresa	Local	Área	Descrição Placa	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (%)	Valor de Mercado	Vida Útil Remanes.
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (R$)	Valor de Mercado	Vida Útil Remanescente
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Empresa	Local	Área	Descrição Placa	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida Útil Remanescente
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Empresa	Local	Área	Descrição	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida Útil Remanescente

Bem	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida útil Remanescente
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Bem	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida Rem.
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA COMPLEXO BÁSICO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA COMPLEXO BÁSICO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA COMPLEXO BÁSICO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA COMPLEXO BÁSICO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÃO ELEVATÓRIA COMPLEXO BÁSICO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÃO ELEVATÓRIA COMPLEXO BÁSICO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA COMPLEXO BÁSICO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida Remanescente
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÃO	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Empresa	Local	Área	Descrição Placa	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (Kd)	Valor de Mercado	Vida Remanescente
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

DELOITTE TOUCHE TOHMATSU — **CETREL/OAC**

AVALIAÇÃO PATRIMONIAL — **DATA-BASE: 31/12/2010**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS — **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Empresa	Local	Área	Descrição Placa	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida Útil Remanescente
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de Itens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida Útil Remanesc.
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Depreciação (%)	Valor de Mercado	Vida Útil Remanesc.
[illegible]	BENFEITORIAS	DAC	DAC - CAMAÇARI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	BENFEITORIAS	DAC	DAC - CAMAÇARI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

EDIFICAÇÕES	**CETREL**	**ETE E ATERROS INDUSTRIAIS**	**TOTAL**	[illegible]	[illegible]
BENFEITORIAS	**CETREL**	**ETE E ATERROS INDUSTRIAIS**	**TOTAL**	[illegible]	[illegible]
EDIFICAÇÕES	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**	**TOTAL**	[illegible]	[illegible]
BENFEITORIAS	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**	**TOTAL**	[illegible]	[illegible]
EDIFICAÇÕES	**CETREL**	**PLANTA DE REUSO**	**TOTAL**	[illegible]	[illegible]
EDIFICAÇÕES	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**	**TOTAL**	[illegible]	[illegible]
BENFEITORIAS	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**	**TOTAL**	[illegible]	[illegible]
EDIFICAÇÕES	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**	**TOTAL**	[illegible]	[illegible]
BENFEITORIAS	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**	**TOTAL**	[illegible]	[illegible]
EDIFICAÇÕES	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**	**TOTAL**	[illegible]	[illegible]
BENFEITORIAS	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**	**TOTAL**	[illegible]	[illegible]
EDIFICAÇÕES	**CETREL**	**EMISSÁRIO TERRESTRE E SUBMARINO**	**TOTAL**	[illegible]	[illegible]
EDIFICAÇÕES	**CETREL**	**BARRAGENS EM TERRENO DE TERCEIROS**	**TOTAL**	[illegible]	[illegible]
EDIFICAÇÕES	**DAC**	**DAC - CAMAÇARI**	**TOTAL**	[illegible]	[illegible]
BENFEITORIAS	**DAC**	**DAC - CAMAÇARI**	**TOTAL**	[illegible]	[illegible]

EDIFICAÇÕES E BENFEIT	**CETREL**	**BARRAGENS EM TERRENO DE TERCEIROS**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**	[illegible]	[illegible]
EDIFICAÇÕES E BENFEIT	**CETREL**	**EMISSÁRIO TERRESTRE E SUBMARINO**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**	[illegible]	[illegible]
EDIFICAÇÕES E BENFEIT	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**	[illegible]	[illegible]
EDIFICAÇÕES E BENFEIT	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**	[illegible]	[illegible]
EDIFICAÇÕES E BENFEIT	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**	[illegible]	[illegible]
EDIFICAÇÕES E BENFEIT	**CETREL**	**ETE E ATERROS INDUSTRIAIS**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**	[illegible]	[illegible]
EDIFICAÇÕES E BENFEIT	**CETREL**	**PLANTA DE REUSO**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**	[illegible]	[illegible]
EDIFICAÇÕES E BENFEIT	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**	[illegible]	[illegible]
EDIFICAÇÕES E BENFEIT	**DAC**	**DAC - CAMAÇARI**	**TOTAL EDIFICAÇÕES E BENFEITORIAS - DAC**	[illegible]	[illegible]

CETREL	**TOTAL GERAL - EDIFICAÇÕES E BENFEITORIAS**	[illegible]	[illegible]
DAC	**TOTAL GERAL - EDIFICAÇÕES E BENFEITORIAS**	[illegible]	[illegible]

1	TERRENO	CETREL	Terreno E.T.E. e Aterros Industriais	-	[illegible]	—	[illegible]	—
2	TERRENO	CETREL	Terreno Unidade de Incineração de Sólidos e Líquidos	-	[illegible]	—	[illegible]	—
3	TERRENO	CETREL	Terreno Estação Elevatória do Complexo Básico	-	[illegible]	—	[illegible]	—
4	TERRENO	CETREL	Terreno Emissário Terrestre	-	[illegible]	—	[illegible]	—
5	TERRENO	DAC	Terreno DAC	-	[illegible]	—	[illegible]	—

TERRENOS CETREL	**TOTAL TERRENOS - CETREL**	[illegible]	[illegible]	—
TERRENOS DAC	**TOTAL TERRENOS - DAC**	[illegible]	[illegible]	

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanescente
1	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	APOIO	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	89.000	[illegible]	32.700	5
2	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ÁREA ADMINISTRATIVA - GERAL	-	-	[illegible]	29.040	0,1754	5.140	2
3	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BARREIRA HIDRÁULICA	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	43.700	[illegible]	[illegible]	[illegible]
4	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BARREIRA HIDRÁULICA	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	89.800	[illegible]	[illegible]	[illegible]
5	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
6	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
7	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
8	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
9	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
10	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
11	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
12	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
13	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELÉTRICO DE 75 CV	121.700	0,1754	[illegible]	2
14	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	[illegible]	[illegible]	0,1754	[illegible]	2
15	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE [illegible]	[illegible]	0,1707	4.270	2
16	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE [illegible]	[illegible]	0,1707	4.270	2
17	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE [illegible]	[illegible]	0,1707	4.270	2
18	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	COLETA SELETIVA	-	-	BALANÇA [illegible]	[illegible]	[illegible]	400	1
19	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	TANQUE [illegible]	14.100	0,1754	2.470	2
20	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 1	-	[illegible]	AERADOR [illegible]	[illegible]	[illegible]	[illegible]	2
21	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 1	-	[illegible]	AERADOR [illegible]	[illegible]	[illegible]	[illegible]	2
22	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 1	-	[illegible]	AERADOR [illegible]	[illegible]	[illegible]	17.170	2
23	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 1	-	[illegible]	AERADOR [illegible]	[illegible]	[illegible]	17.170	2
24	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 2	-	[illegible]	AERADOR [illegible]	77.000	0,1754	[illegible]	2
25	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 2	-	[illegible]	AERADOR [illegible]	77.000	0,1754	[illegible]	2
26	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 2	-	[illegible]	AERADOR [illegible]	77.000	0,1754	[illegible]	2
27	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 2	-	[illegible]	AERADOR [illegible]	77.000	0,1754	[illegible]	2
28	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 3	-	[illegible]	AERADOR [illegible]	125.000	0,1754	[illegible]	2
29	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 3	-	[illegible]	AERADOR [illegible]	125.000	0,1754	[illegible]	2
30	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 3	-	[illegible]	AERADOR [illegible]	125.000	0,1754	[illegible]	2
31	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 3	-	[illegible]	AERADOR [illegible]	125.000	0,1754	[illegible]	2
32	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 3	-	[illegible]	AERADOR [illegible]	125.000	0,1754	[illegible]	2
33	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 3	-	[illegible]	AERADOR [illegible]	125.000	0,1754	[illegible]	2
34	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - DIGESTOR AERÓBICO 3	-	[illegible]	AERADOR [illegible]	125.000	0,1754	[illegible]	2

Item	Grupo de Bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depres. (K4)	Valor de Mercado	Vida Útil Remanesc.
35	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0310 - DIGESTOR AERÓBICO 3	-	0310-RO-08	AERADOR Nº 08, ACIONADO POR REDUTOR HANSEN, MODELO [illegible] E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1754	21.930	2
36	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0310 - DIGESTOR AERÓBICO 3	-	0310-RO-09	AERADOR Nº 09, ACIONADO POR REDUTOR HANSEN, MODELO [illegible] E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1754	21.930	2
37	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0310 - DIGESTOR AERÓBICO 3	-	0310-RO-10	AERADOR Nº 10, ACIONADO POR REDUTOR HANSEN, MODELO [illegible] E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1754	21.930	2
38	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DFV2 - ESPESSADORES 4 E 5	-	BD[illegible]	ESPESSADOR DE LODO Nº 4, ACIONADO POR REDUTOR SEW, MODELO [illegible] E MOTOR ELÉTRICO SEW, MODELO [illegible], INCLUINDO PONTE PARA ACESSO.	340.100	0,1754	59.600	2
39	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DFV2 - ESPESSADORES 4 E 5	-	BD[illegible]	ESPESSADOR DE LODO Nº 5, ACIONADO POR REDUTOR SEW, MODELO [illegible] E MOTOR ELÉTRICO SEW, MODELO [illegible], INCLUINDO PONTE PARA ACESSO.	340.100	0,1754	59.600	2
40	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	CALIBRADOR ACÚSTICO BRUEL & KJAER, MODELO 4231, Nº [illegible].	3.800	0,1754	660	2
41	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	DINAMÔMETRO [illegible], PARA MEDIR [illegible], Nº [illegible], CAPACIDADE [illegible].	3.600	0,1754	630	2
42	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	DOSÍMETRO DE RUÍDO BRUEL & KJAER, MODELO [illegible], Nº [illegible].	770	0,1754	140	2
43	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	LUXÍMETRO DIGITAL [illegible], MODELO [illegible], Nº [illegible].	230	0,1754	40	2
44	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MEDIDOR DE [illegible], [illegible] BRUEL & KJAER, MODELO [illegible], Nº [illegible].	5.400	0,1754	940	2
45	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE CARGA TÉRMICA QUEST, MODELO QUESTEMP 15, Nº [illegible], CAPACIDADE [illegible].	12.300	0,1754	2.100	2
46	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE OXIGÊNIO [illegible], MODELO [illegible], Nº [illegible].	1.000	0,1754	[illegible]	2
47	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE OXIGÊNIO [illegible], MODELO [illegible], Nº [illegible].	1.000	0,1754	[illegible]	2
48	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	[illegible]	EXPLOSÍMETRO MSA, MODELO [illegible], Nº [illegible].	1.300	0,1754	230	2
49	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	[illegible]	EXPLOSÍMETRO MSA, MODELO [illegible], Nº [illegible].	1.300	0,1754	230	2
50	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	[illegible]	EXPLOSÍMETRO [illegible], MODELO [illegible], Nº [illegible].	1.300	0,1754	230	2
51	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	[illegible]	EXPLOSÍMETRO [illegible], MODELO [illegible], Nº [illegible].	1.300	0,1754	230	2
52	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0312 - DECANTADORES SECUNDÁRIOS 7 A 12	-	-	6 COMPORTAS PARA ALIMENTAÇÃO DOS DECANTADORES SECUNDÁRIOS [illegible], INSTALADAS NA [illegible].	140.700	0,1754	24.680	2
53	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0312 - DECANTADORES SECUNDÁRIOS 7 A 12	-	-	6 COMPORTAS PARA ALIMENTAÇÃO DOS DECANTADORES SECUNDÁRIOS 7 A 9, INSTALADAS NA [illegible].	140.700	0,1754	24.680	2
54	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0312 - DECANTADORES SECUNDÁRIOS 7 A 12	-	0312-RRL-07	DECANTADOR SECUNDÁRIO Nº 07, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
55	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0312 - DECANTADORES SECUNDÁRIOS 7 A 12	-	0312-RRL-08	DECANTADOR SECUNDÁRIO Nº 08, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
56	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0312 - DECANTADORES SECUNDÁRIOS 7 A 12	-	0312-RRL-09	DECANTADOR SECUNDÁRIO Nº 09, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
57	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0312 - DECANTADORES SECUNDÁRIOS 7 A 12	-	0312-RRL-10	DECANTADOR SECUNDÁRIO Nº 10, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
58	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0312 - DECANTADORES SECUNDÁRIOS 7 A 12	-	0312-RRL-11	DECANTADOR SECUNDÁRIO Nº 11, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
59	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0312 - DECANTADORES SECUNDÁRIOS 7 A 12	-	0312-RRL-12	DECANTADOR SECUNDÁRIO Nº 12, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
60	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0316 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDÁRIO Nº 1, VOLUME 3.970 M³, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
61	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0316 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDÁRIO Nº 2, VOLUME 3.970 M³, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
62	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0316 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDÁRIO Nº 3, VOLUME 3.970 M³, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
63	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0316 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDÁRIO Nº 4, VOLUME 3.970 M³, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
64	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0316 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDÁRIO Nº 5, VOLUME 3.970 M³, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
65	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	0316 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDÁRIO Nº 6 [illegible], REFERÊNCIA [illegible], DIÂMETRO [illegible], ANO [illegible], VOLUME [illegible] M³, ACIONADO POR REDUTOR E MOTOR ELÉTRICO, INCLUINDO PONTE METÁLICA PARA ACESSO E RASPADOR DE FUNDO.	272.700	0,1754	47.710	2
66	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- SUBESTAÇÃO DO COMPLEXO BÁSICO	-	-	MONOVIA COM TALHA ELÉTRICA, COMPRIMENTO 28 M, CAPACIDADE 5 T.	91.400	0,1754	[illegible]	2
67	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- SUBESTAÇÃO DO COMPLEXO BÁSICO	-	-	MONOVIA COM TALHA ELÉTRICA, COMPRIMENTO 28 M, CAPACIDADE 5 T.	91.400	0,1754	[illegible]	2
68	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- SUBESTAÇÃO DO COMPLEXO BÁSICO	-	-	[illegible] TERMINAL REMOTO AUTOMÁTICO.	7.000	0,1754	1.230	2

Item	Grupo de Bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Restante
69	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	VALVULA TIPO "GENTOLA" BARBARA, REFERENCIA DN 200 EGB PN10 DA LINHA DE RECALQUE [illegible] DIAMETRO 200 MM	4.100	0,1138	470	1
70	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	VALVULA TIPO "GENTOLA" BARBARA, REFERENCIA DN 300 EGB PN10 DA LINHA DE RECALQUE [illegible] DIAMETRO 300 MM	4.100	0,1138	470	1
71	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-01	BOMBA VERTICAL WORTHINGTON, MODELO 20QL-20C, Nº [illegible], VAZÃO 750 L/S, 22,7 MCA, ACIONADA POR MOTOR DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
72	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-02	BOMBA VERTICAL WORTHINGTON, MODELO 20QL-20C, Nº [illegible], VAZÃO 750 L/S, 22,7 MCA, ACIONADA POR MOTOR DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
73	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-03	BOMBA VERTICAL WORTHINGTON, MODELO 20QL-20C, Nº [illegible], VAZÃO 750 L/S, 22,7 MCA, ACIONADA POR MOTOR DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
74	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-04	BOMBA VERTICAL WORTHINGTON, MODELO 20QL-20C, Nº [illegible], VAZÃO 750 L/S, 22,7 MCA, ACIONADA POR MOTOR DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
75	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-05	BOMBA VERTICAL WORTHINGTON, MODELO 20QL-20C, Nº [illegible], VAZÃO 750 L/S, 22,7 MCA, ACIONADA POR MOTOR DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
76	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-06	BOMBA VERTICAL WORTHINGTON, MODELO 20QL-20C, Nº [illegible], VAZÃO 750 L/S, 22,7 MCA, ACIONADA POR MOTOR DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
77	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-07	BOMBA VERTICAL WORTHINGTON, MODELO 12QL-14T, Nº [illegible], VAZÃO 900 M³/H, 18,8 MCA, ACIONADA POR MOTOR DE 100 CV, 1180 RPM.	218.100	0,1724	37.610	2
78	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-08	BOMBA VERTICAL WORTHINGTON, MODELO 12QL-14T, VAZÃO 900 M³/H, 18,8 MCA, ACIONADA POR MOTOR DE 100 CV, 1180 RPM.	218.100	0,1724	37.610	2
79	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-PR-01	PONTE ROLANTE DUPLA VIGA MOVICARGA, CAPACIDADE 15 T, VÃO 12 M, ALTURA DE ELEVAÇÃO 9 M, Nº 1071	345.000	0,1724	59.480	2
80	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-01	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 1.	7.800	0,1138	890	1
81	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-02	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 2.	7.800	0,1138	890	1
82	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-03	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 3.	7.800	0,1138	890	1
83	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-04	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 4.	7.800	0,1138	890	1
84	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-05	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 5.	7.800	0,1138	890	1
85	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-06	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 6.	7.800	0,1138	890	1
86	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-07	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 7.	7.800	0,1138	890	1
87	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-08	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 8.	7.800	0,1138	890	1
88	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-01	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 1.	19.950	0,1138	2.270	1
89	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-02	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 2.	19.950	0,1138	2.270	1
90	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-03	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 3.	19.950	0,1138	2.270	1
91	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-04	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 4.	19.950	0,1138	2.270	1
92	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-05	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 5.	19.950	0,1138	2.270	1
93	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-06	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 6.	19.950	0,1138	2.270	1
94	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-07	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 7.	19.950	0,1138	2.270	1
95	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-08	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 8.	19.950	0,1138	2.270	1
96	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-09	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DO TANQUE I TAG PAB 1, DIAMETRO 1000 MM	25.200	0,1138	2.870	1
97	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB - ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-10	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DO TANQUE I TAG DMAM 1, DIAMETRO 1000 MM	25.900	0,1138	2.950	1
98	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	-	UNIDADE TERMINAL REMOTA AUTOMAÇÃO	7.830	0,1724	1.350	2
99	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-01	BOMBA VERTICAL, FAB. FLOWSERVE, MOD.: 20QL[illegible]	694.000	0,8517	591.080	11
100	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-02	BOMBA VERTICAL, FAB. FLOWSERVE, MOD.: 20QL[illegible]	694.000	0,8517	591.080	11
101	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-03	BOMBA VERTICAL, FAB. FLOWSERVE, MOD.: 20QL[illegible]	694.000	0,8517	591.080	11
102	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-04	BOMBA VERTICAL, FAB. FLOWSERVE, MOD.: 20QL[illegible]	332.700	0,9550	317.730	11
103	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-05	BOMBA VERTICAL, FAB. FLOWSERVE, MOD.: 20QL[illegible]	332.700	0,9550	317.730	11
104	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-PR-01	PONTE ROLANTE MONOVIGA, CAPACIDADE 10 T, VÃO 5 M, ALTURA DE ELEVAÇÃO 6 M	290.300	0,1724	50.050	2
105	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-01	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 1, DIAMETRO 600 MM.	7.800	0,1138	890	1
106	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-02	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 2, DIAMETRO 600 MM.	7.800	0,1138	890	1
107	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-03	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 3, DIAMETRO 600 MM.	7.800	0,1138	890	1
108	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-04	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 4, DIAMETRO 600 MM.	7.800	0,1138	890	1
109	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-05	VALVULA BORBOLETA DA SAIDA DA TUBULAÇÃO DA BOMBA 5, DIAMETRO 600 MM.	7.800	0,1138	890	1
110	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-01	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 1, DIAMETRO 600 MM.	19.950	0,1138	2.270	1
111	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-02	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 2, DIAMETRO 600 MM.	19.950	0,1138	2.270	1
112	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-03	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 3, DIAMETRO 600 MM.	19.950	0,1138	2.270	1
113	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-04	VALVULA DE RETENCAO DA SAIDA DA TUBULAÇÃO DA BOMBA 4, DIAMETRO 600 MM.	19.950	0,1138	2.270	1

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de Bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanesc.
114	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-05	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA [illegible], DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
115	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-06	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE, DIAMETRO [illegible] MM	[illegible]	[illegible]	[illegible]	1
116	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
117	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
118	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
119	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
120	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS	[illegible]	[illegible]	[illegible]	2
121	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	CARRETA DE ESPUMA PARA O SISTEMA DE INCENDIO [illegible]	[illegible]	[illegible]	[illegible]	2
122	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	CONJUNTO [illegible] COMPOSTO POR UMA BOMBA TIPO [illegible] ACIONADA POR MOTOR E REDUTOR	[illegible]	[illegible]	[illegible]	2
123	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	CROMATOGRAFO PORTATIL [illegible]	[illegible]	[illegible]	[illegible]	2
124	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 1 [illegible] LINHA NOVA DE RECALQUE, [illegible]	[illegible]	[illegible]	[illegible]	1
125	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 2 [illegible] LINHA NOVA DE RECALQUE, [illegible]	[illegible]	[illegible]	[illegible]	1
126	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 3 [illegible] LINHA NOVA DE RECALQUE, [illegible]	[illegible]	[illegible]	[illegible]	1
127	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 4 [illegible] LINHA NOVA DE RECALQUE, [illegible]	[illegible]	[illegible]	[illegible]	1
128	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 5 [illegible] LINHA NOVA DE RECALQUE, [illegible]	[illegible]	[illegible]	[illegible]	1
129	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 1, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
130	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 2, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
131	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 3, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
132	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 4, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
133	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA DA TUBULACAO PARA A CAIXA [illegible], DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
134	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA DA TUBULACAO PARA A CAIXA [illegible], DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
135	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA DO BARRILETE DE SUCCAO DA CAIXA [illegible], DIAMETRO [illegible] MM	[illegible]	[illegible]	[illegible]	1
136	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA DO BARRILETE DE SUCCAO DA CAIXA [illegible], DIAMETRO [illegible] MM	[illegible]	[illegible]	[illegible]	1
137	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA [illegible] LINHA [illegible] DE RECALQUE, DIAMETRO 600 MM	[illegible]	[illegible]	[illegible]	1
138	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 1 [illegible] LINHA NOVA DE RECALQUE, [illegible] MM	[illegible]	[illegible]	[illegible]	1
139	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 2 [illegible] LINHA NOVA DE RECALQUE, [illegible] MM	[illegible]	[illegible]	[illegible]	1
140	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 3 [illegible] LINHA NOVA DE RECALQUE, [illegible] MM	[illegible]	[illegible]	[illegible]	1
141	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 4 [illegible] LINHA NOVA DE RECALQUE, [illegible] MM	[illegible]	[illegible]	[illegible]	1
142	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 5 [illegible] LINHA NOVA DE RECALQUE, [illegible] MM	[illegible]	[illegible]	[illegible]	1
143	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	[illegible]	GRUPO GERADOR [illegible], MODELO [illegible], COM MOTOR DIESEL, POTENCIA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
144	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] ELEVATÓRIA [illegible]	-	[illegible]	GRUPO GERADOR [illegible], MODELO [illegible], COM MOTOR DIESEL, POTENCIA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depreci. (R$)	Valor de Mercado	Vida Util Remanescente
145	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15
146	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2
147	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2
148	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2
149	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2
150	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2
151	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
152	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
153	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
154	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
155	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
156	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
157	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
158	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
159	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
160	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
161	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
162	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
163	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
164	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
165	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
166	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
167	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
168	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
169	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
170	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
171	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
172	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1
173	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
174	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	1
175	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Bem	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanesc.
176	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEX - ELEVATÓRIA [illegible]	-	[illegible]	BOMBA CENTRÍFUGA [illegible]	1.040.000	0,1754	175.000	[illegible]
177	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEX - ELEVATÓRIA [illegible]	-	[illegible]	BOMBA CENTRÍFUGA [illegible]	1.040.000	0,1754	175.000	[illegible]
178	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEX - ELEVATÓRIA [illegible]	-	[illegible]	GRUPO GERADOR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
179	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEX - ELEVATÓRIA [illegible]	-	[illegible]	PONTE ROLANTE [illegible]	[illegible]	0,1754	[illegible]	[illegible]
180	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	BOMBA SUBMERSÍVEL [illegible]	[illegible]	0,1754	[illegible]	[illegible]
181	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	COMPRESSOR DE AR [illegible]	[illegible]	0,1754	[illegible]	[illegible]
182	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	GRUPO GERADOR [illegible]	[illegible]	0,1754	[illegible]	[illegible]
183	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	UNIDADE TERMINAL [illegible]	[illegible]	0,1754	[illegible]	[illegible]
184	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO BORBOLETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
185	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO BORBOLETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
186	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO BORBOLETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
187	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO GAVETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
188	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO GAVETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
189	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO GAVETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
190	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO GAVETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
191	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO GAVETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
192	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VÁLVULA TIPO GAVETA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
193	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	BOMBA VERTICAL [illegible]	[illegible]	0,1754	[illegible]	[illegible]
194	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	BOMBA VERTICAL [illegible]	[illegible]	0,1754	[illegible]	[illegible]
195	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	BOMBA VERTICAL [illegible]	[illegible]	0,1754	[illegible]	[illegible]
196	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	BOMBA VERTICAL [illegible]	[illegible]	0,1754	[illegible]	[illegible]
197	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	COMPRESSOR DE AR [illegible]	[illegible]	0,1754	[illegible]	[illegible]
198	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	PONTE ROLANTE [illegible]	[illegible]	0,1754	[illegible]	[illegible]
199	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	PONTE ROLANTE [illegible]	[illegible]	0,1754	[illegible]	[illegible]
200	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA ANTI GOLPE [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
201	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA ANTI GOLPE [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
202	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA ANTI GOLPE [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
203	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA ANTI GOLPE [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
204	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA TIPO BORBOLETA DA TUBULAÇÃO DA BOMBA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
205	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA TIPO BORBOLETA DA TUBULAÇÃO DA BOMBA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
206	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA TIPO BORBOLETA DA TUBULAÇÃO DA BOMBA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
207	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA TIPO BORBOLETA DA TUBULAÇÃO DA BOMBA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
208	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA DE RETENÇÃO DA TUBULAÇÃO DA BOMBA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
209	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	VÁLVULA DE RETENÇÃO DA TUBULAÇÃO DA BOMBA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Reman.
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanescente
244	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BP-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO [illegible] MOTOR [illegible] 1750 RPM.	102.000	0,1754	17.890	3
245	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BP-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO [illegible] MOTOR [illegible] 1750 RPM.	102.000	0,1754	17.890	3
246	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BP-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO [illegible] MOTOR [illegible] 1750 RPM.	102.000	0,1754	17.890	3
247	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	--	BOMBA PARA LUBRIFICAÇÃO DAS GAXETAS, ACIONADA POR MOTOR ELÉTRICO DE 3 CV, 1710 RPM.	4.100	0,1754	710	3
248	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	--	BOMBA PARA LUBRIFICAÇÃO DAS GAXETAS, ACIONADA POR MOTOR ELÉTRICO DE 3 CV, 1710 RPM.	4.100	0,1754	710	3
249	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BC-01	BOMBA CENTRÍFUGA HORIZONTAL, FAB. SULZER, MOD. [illegible]	407.100	0,8502	346.090	13
250	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BC-02	BOMBA CENTRÍFUGA HORIZONTAL, FAB. SULZER, MOD. [illegible]	407.100	0,8502	346.090	13
251	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BC-03	BOMBA CENTRÍFUGA HORIZONTAL, FAB. SULZER, MOD. [illegible]	407.100	0,8502	346.090	13
252	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BC-04	BOMBA CENTRÍFUGA HORIZONTAL, FAB. SULZER, MOD. [illegible]	407.100	0,8502	346.090	13
253	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BC-05	BOMBA CENTRÍFUGA HORIZONTAL, FAB. SULZER, MOD. [illegible]	407.100	0,8502	346.090	13
254	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-BC-06	BOMBA CENTRÍFUGA HORIZONTAL, FAB. SULZER, MOD. [illegible]	407.100	0,8502	346.090	13
255	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-VRG-01	VÁLVULA TIPO GAVETA BARBARA, DIÂMETRO 800 MM.	9.300	0,1108	1.060	1
256	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-VRG-02	VÁLVULA TIPO GAVETA BARBARA, DIÂMETRO 800 MM.	9.300	0,1108	1.060	1
257	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 3 - ELEVATÓRIA DE LODO ATIVADO 3	--	ELE3-VRG-03	VÁLVULA TIPO GAVETA BARBARA, DIÂMETRO 800 MM.	9.300	0,1108	1.060	1
258	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-PR-01	PONTE ROLANTE MONOVIGA, CAPACIDADE 10 T, VÃO [illegible], ALTURA DE ELEVAÇÃO 8 M.	200.000	0,1754	35.090	3
259	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VB-01	VÁLVULA BORBOLETA DA SAÍDA DA TUBULAÇÃO DA BOMBA 1, DIÂMETRO 600 MM.	7.800	0,1108	860	1
260	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VB-02	VÁLVULA BORBOLETA DA SAÍDA DA TUBULAÇÃO DA BOMBA 2, DIÂMETRO 600 MM.	7.800	0,1108	860	1
261	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VB-03	VÁLVULA BORBOLETA DA SAÍDA DA TUBULAÇÃO DA BOMBA 3, DIÂMETRO 600 MM.	7.800	0,1108	860	1
262	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VB-04	VÁLVULA BORBOLETA DA SAÍDA DA TUBULAÇÃO DA BOMBA 4, DIÂMETRO 600 MM.	7.800	0,1108	860	1
263	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VB-05	VÁLVULA BORBOLETA DA SAÍDA DA TUBULAÇÃO DA BOMBA 5, DIÂMETRO 600 MM.	7.800	0,1108	860	1
264	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VR-01	VÁLVULA DE RETENÇÃO DA SAÍDA DA TUBULAÇÃO DA BOMBA 1, DIÂMETRO 600 MM.	19.900	0,1108	2.270	1
265	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VR-02	VÁLVULA DE RETENÇÃO DA SAÍDA DA TUBULAÇÃO DA BOMBA 2, DIÂMETRO 600 MM.	19.900	0,1108	2.270	1
266	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VR-03	VÁLVULA DE RETENÇÃO DA SAÍDA DA TUBULAÇÃO DA BOMBA 3, DIÂMETRO 600 MM.	19.900	0,1108	2.270	1
267	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VR-04	VÁLVULA DE RETENÇÃO DA SAÍDA DA TUBULAÇÃO DA BOMBA 4, DIÂMETRO 600 MM.	19.900	0,1108	2.270	1
268	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ECO-VR-05	VÁLVULA DE RETENÇÃO DA SAÍDA DA TUBULAÇÃO DA BOMBA 5, DIÂMETRO 600 MM.	19.900	0,1108	2.270	1
269	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ELC-BC-05	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], Nº [illegible] TETOS, VAZÃO 250 L/S, 30,2 MCA, ACIONADA POR MOTOR DE DE 100 CV, 1180 RPM.	1.400.000	0,1754	241.360	3
270	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ELC-BC-04	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], Nº [illegible] TETOS, VAZÃO 250 L/S, 30,2 MCA, ACIONADA POR MOTOR DE DE 100 CV, 1180 RPM.	1.400.000	0,1754	241.360	3
271	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ELC-BC-03	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], Nº [illegible] TETOS, VAZÃO 250 L/S, 30,2 MCA, ACIONADA POR MOTOR DE DE 100 CV, 1180 RPM.	1.400.000	0,1754	241.360	3
272	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ELC-BC-02	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], Nº [illegible] TETOS, VAZÃO 50 L/S, 38,9 MCA, ACIONADA POR MOTOR DE DE 20 CV, 1770 RPM.	22.000	0,1754	3.840	3
273	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ELC-BC-01	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], Nº [illegible] TETOS, VAZÃO 50 L/S, 38,9 MCA, ACIONADA POR MOTOR DE DE 20 CV, 1770 RPM.	22.000	0,1754	3.840	3
274	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB - ELEVATÓRIA DO BANDEIRA	--	ELB-VR-06	VÁLVULA DE RETENÇÃO DA SAÍDA DA TUBULAÇÃO DO TANQUE, DIÂMETRO 300 MM.	17.900	0,1108	2.040	1
275	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	--	--	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], Nº [illegible], VAZÃO [illegible], ACIONADA POR MOTOR DE.	125.000	0,1754	21.550	3
276	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	--	--	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], VAZÃO [illegible], ACIONADA POR MOTOR DE.	125.000	0,1754	21.550	3
277	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	--	--	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], VAZÃO [illegible], ACIONADA POR MOTOR DE.	125.000	0,1754	21.550	3
278	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	--	--	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], VAZÃO [illegible], ACIONADA POR MOTOR DE.	125.000	0,1754	21.550	3
279	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	--	--	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], VAZÃO [illegible], ACIONADA POR MOTOR DE.	125.000	0,1754	21.550	3
280	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	--	--	BOMBA VERTICAL WORTHINGTON, MODELO [illegible], VAZÃO [illegible], ACIONADA POR MOTOR DE.	125.000	0,1754	21.550	3
281	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	--	ELC-BS-01	BOMBA SUBMERSÍVEL [illegible] PARA RECALQUE DO LÍQUIDO DE REFRIGERAÇÃO DAS GAXETAS DAS BOMBAS DA ELC.	3.300	0,1754	570	3
282	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEU ATLÂNTICA	--	AB-TR-01	TRANSFORMADOR TRIFÁSICO, [illegible] POTÊNCIA [illegible] TENSÃO DE ENTRADA 13800 TENSÃO DE SAÍDA 380	130.700	0,0651	87.730	8
283	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEU BANDEIRA	--	ELB-TR-01	TRANSFORMADOR TRIFÁSICO [illegible] POTÊNCIA [illegible], TENSÃO DE ENTRADA 13,8 KV, TENSÃO DE SAÍDA [illegible] ANO 2000.	49.000	0,1108	10.030	1

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanes.
284	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. BANDEIRA	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	95.000	0,1128	10.220	1
285	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. BANDEIRA	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	6.300	0,3651	2.570	5
286	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	130.700	0,1108	14.480	1
287	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	130.700	0,1108	14.080	1
288	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	8.300	0,1108	950	1
289	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COBRE	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	89.850	0,1138	10.220	1
290	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COBRE	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	89.850	0,1108	10.010	1
291	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COBRE	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	6.400	0,3651	2.570	5
292	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COMP BÁSICO	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	130.700	0,1108	14.480	1
293	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COMP BÁSICO	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	130.700	0,1108	14.480	1
294	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COMP BÁSICO	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	8.300	0,3651	3.040	5
295	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. IMBASSAÍ	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	106.200	0,1148	12.590	1
296	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. IMBASSAÍ	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	126.200	0,1108	14.070	1
297	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 1 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 1	-	[illegible]	BOMBA SUBMERSÍVEL PARA RECALQUE DE LÍQUIDOS SOBRENADANTES [illegible]	5.300	0,1754	970	2
298	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 1 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 1	-	[illegible]	BOMBA SUBMERSÍVEL PARA RECALQUE DE LÍQUIDOS SOBRENADANTES [illegible]	5.300	0,1754	970	2
299	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 2 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 2	-	[illegible]	BOMBA SUBMERSÍVEL PARA RECALQUE DE LÍQUIDOS SOBRENADANTES [illegible]	5.300	0,1754	970	2
300	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELE 2 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 2	-	[illegible]	BOMBA SUBMERSÍVEL PARA RECALQUE DE LÍQUIDOS SOBRENADANTES [illegible]	5.300	0,1754	970	2
301	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	-	[illegible]	187.600	0,1754	32.350	2
302	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	[illegible]	ESPESSADOR DE LODO [illegible] ACIONADO POR REDUTOR [illegible] MOTOR ELÉTRICO, INCLUINDO PONTE PARA ACESSO.	345.230	0,1616	55.570	2
303	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	[illegible]	ESPESSADOR DE LODO [illegible] ACIONADO POR REDUTOR [illegible] MOTOR ELÉTRICO, INCLUINDO PONTE PARA ACESSO.	345.230	0,1616	55.570	2
304	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	[illegible]	ESPESSADOR DE LODO [illegible] ACIONADO POR REDUTOR [illegible] MOTOR ELÉTRICO, INCLUINDO PONTE PARA ACESSO.	345.230	0,1616	55.570	2
305	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1	ESTAÇÃO DE MONITORAMENTO	510.000	0,4187	213.540	2
306	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.1	- ANALISADOR DE GÁS - [illegible]				
307	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.10	- NO BREAK				
308	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.11	- PLACA DE ALIMENTAÇÃO E TRADUÇÃO DE SINAL				
309	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
310	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.13	- SENSOR ULTRASSÔNICO [illegible]				
311	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.14	- SISTEMA DE AMOSTRAGEM				
312	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.15	- RACK				
313	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.16	- UNIDADE CONDENSADORA				
314	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.17	- UNIDADE EVAPORADORA				
315	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.18	- COMPUTADOR INDUSTRIAL [illegible]				
316	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.19	- MANIFOLD				
317	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	[illegible]	1.2	- ANALISADOR DE GÁS - [illegible]				

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2010**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Num	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depreç. (EU)	Valor de Mercado	Vida Útil Restante
318	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.20	- LICENÇA DO SOFTWARE				
319	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.3	- ANALISADOR DE GÁS - CO12M				
320	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.4	- ANALISADOR DE GÁS - O342M				
321	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.5	- ANALISADOR DE PARTÍCULA - MP101M				
322	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.6	- CALIBRADOR MULTIPONTO - MGC101				
323	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.7	- CONTAINER				
324	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.8	- GATEWAY MOXC COM ANTENA				
325	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
326	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.10	- RACK 19" E ACESSÓRIOS				
327	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.11	- RACK 19" E ACESSÓRIOS				
328	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.12	- AR CONDICIONADO 18.000 BTUs				
329	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.13	- AR CONDICIONADO 18.000 BTUs				
330	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.14	- PAINEL DE AUTOMAÇÃO E CONTROLE DE AR CONDICIONADO				
331	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.15	- NO-BREAK - 3,7 kVA				
332	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.16	- TRANSMISSÃO DE DADOS - MODEM [illegible]				
333	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.17	- TRANSMISSÃO DE DADOS - MODEM [illegible]				
334	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.18	- CENTRAL DE ALARME IP (SERVIDOR NETLINK)				
335	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.19	- TREM DE AMOSTRAGEM DE AR PARA [illegible]				
336	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.2	- ANALISADOR DE CO				
337	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.3	- ANALISADOR DE NOx				
338	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.4	- COMPUTADOR INDUSTRIAL ADVANTECH				
339	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.5	- MANIFOLD				
340	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.6	- SENSOR DE VELOCIDADE DO VENTO				
341	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.7	- SENSOR DE DIREÇÃO DO VENTO				
342	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.8	- LICENÇA DO SOFTWARE ENVIDAS (HASP KEY)				
343	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.9	- CONTAINER METÁLICO GRANDE				
344	MÁQUINAS E EQUIPAMENTOS	DIA	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1	ESTAÇÃO DE MONITORAMENTO	910.000	[illegible]	213.560	8
345	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.1	- ANALISADOR DE GÁS - AC32M				
346	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.10	- NO-BREAK				
347	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.11	- PLACA DE ALIMENTAÇÃO E TRADUÇÃO DE SINAL				
348	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
349	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.13	- SENSOR ULTRASÔNICO - 2UA - 2 AXIS				
350	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.14	- SISTEMA DE AMOSTRAGEM				
351	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.15	- RACK				
352	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.16	- UNIDADE CONDENSADORA				
353	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.17	- UNIDADE EVAPORADORA				
354	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
355	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.19	- MANIFOLD				
356	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.2	- ANALISADOR DE GÁS - AF22M				
357	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.20	- LICENÇA DO SOFTWARE				
358	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.3	- ANALISADOR DE GÁS - CO12M				
359	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.4	- ANALISADOR DE GÁS - O342M				
360	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.5	- ANALISADOR DE PARTÍCULA - MP101M				
361	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.6	- CALIBRADOR MULTIPONTO - MGC101				
362	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.7	- CONTAINER				
363	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.8	- GATEWAY MOXC COM ANTENA				
364	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (K4)	Valor de Mercado	Vida Útil Remanescente
365	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1	ESTACAO DE MONITORAMENTO	532.000	0,6187	312.540	5
366	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.1	- ANALISADOR DE SO2				
367	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.10	- NO BREAK - 3,7 KVA				
368	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.11	- TRANSMISSAO DE DADOS - MODEM 92A				
369	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.12	- CENTRAL DE ALARME (P.COMISSÃO NETLINK)				
370	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.13	- TRANSMISSAO DE DADOS - MODEM 92A				
371	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.2	- COMPUTADOR INDUSTRIAL ADVANTECH				
372	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.3	- MANIFOLD				
373	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.4	- LICENCA DO SOFTWARE ENVIDAS (AKIP 007)				
374	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.5	- CONTAINER METALICO PEQUENO				
375	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.6	- RACK 19" E ACESSORIOS				
376	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.7	- AR CONDICIONADO 7.500 BTUs				
377	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.8	- AR CONDICIONADO 7.500 BTUs				
378	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.9	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
379	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1	ESTACAO DE MONITORAMENTO	532.000	0,6187	312.540	5
380	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.1	- ANALISADOR DE SO2				
381	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.10	- SENSOR DE VELOCIDADE DO VENTO				
382	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.11	- SENSOR DE DIRECAO DO VENTO				
383	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.12	- LICENCA DO SOFTWARE ENVIDAS (AKIP 007)				
384	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.13	- CONTAINER METALICO GRANDE				
385	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.14	- RACK 19" E ACESSORIOS				
386	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.15	- RACK 19" E ACESSORIOS				
387	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.16	- AR CONDICIONADO 18.000 BTUs				
388	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.17	- AR CONDICIONADO 18.000 BTUs				
389	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.18	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
390	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.19	- NO BREAK - 3,7 KVA				
391	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.2	- ANALISADOR DE CO				
392	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.20	- TRANSMISSAO DE DADOS - MODEM 92A				
393	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.21	- TRANSMISSAO DE DADOS - MODEM 92A				
394	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.22	- CENTRAL DE ALARME (P.COMISSÃO NETLINK)				
395	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.23	- TRIP DE AMOSTRAGEM DE AR PARA GRAVITE				
396	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.3	- ANALISADOR DE Nox				
397	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.4	- ANALISADOR DE HC				
398	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.5	- ANALISADOR DE MP10 (CIBT)				
399	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.6	- CONVERSOR DE NH3				
400	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.7	- CONVERSOR DE TRS				
401	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.8	- COMPUTADOR INDUSTRIAL ADVANTECH				

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanes.
402	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.9	- MANIFOLD				
403	MÁQUINAS E EQUIPAMENTOS	SIA	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1	ESTACAO DE MONITORAMENTO	510.000	0,4167	212.540	3
404	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.1	- ANALISADOR DE GAS - 43 SPR				
405	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.10	- NO-BREAK				
406	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
407	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
408	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.13	- SENSOR ULTRASONICO - DIR. - 2 AXIS				
409	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.14	- SISTEMA DE AMOSTRAGEM				
410	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.15	- RACK				
411	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.16	- UNIDADE CONDENSADORA				
412	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.17	- UNIDADE EVAPORADORA				
413	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
414	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.19	- MANIFOLD				
415	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.2	- ANALISADOR DE GAS - 49 SPR				
416	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.20	- LICENCA DO SOFTWARE				
417	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.3	- ANALISADOR DE GAS - 15 SPR				
418	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.4	- ANALISADOR DE GAS - 55 SPR				
419	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.5	- ANALISADOR DE PARTICULA - MP10 SPR				
420	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.6	- CALIBRADOR MULTIPONTO - 146C SPR				
421	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.7	- CONTAINER				
422	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.8	- GATEWAY MDRC COM ANTENA				
423	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
424	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1	ESTACAO DE MONITORAMENTO	510.000	0,4167	212.540	3
425	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.1	- ANALISADOR DE SO2				
426	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.1	- ANALISADOR DE SO2				
427	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.10	- LICENCA DO SOFTWARE ENVIDAS (WEB-VIEW)				
428	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.11	- CONTAINER METALICO GRANDE				
429	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.12	- RACK 19" E ACESSORIOS				
430	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.13	- RACK 19" E ACESSORIOS				
431	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.14	- AR CONDICIONADO 18.000 BTUs				
432	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.15	- AR CONDICIONADO 18.000 BTUs				
433	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.16	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
434	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.17	- NO BREAK - 3,7 KVA				
435	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.18	- TRANSMISSAO DE DADOS - MODEM ADA				
436	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.19	- TRANSMISSAO DE DADOS - MODEM ADA				
437	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.2	- ANALISADOR DE O3				
438	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.20	- CENTRAL DE ALARME 4º (SENSOR NATURAL)				
439	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.21	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
440	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.3	- ANALISADOR DE Nox				
441	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.4	- CONVERSOR DE TRS				
442	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.5	- SENSOR DE TEMPERATURA/UMIDADE				
443	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.6	- COMPUTADOR INDUSTRIAL ADVANTECH				
444	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.7	- MANIFOLD				
445	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.8	- SENSOR DE VELOCIDADE DO VENTO				
446	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.9	- SENSOR DE DIRECAO DO VENTO				
447	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1	ESTACAO DE MONITORAMENTO	367.500	0,4167	153.140	3
448	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - MP10SR				
449	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.10	- CONTAINER				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depreciação (ID)	Valor de Mercado	Vida (RE) Remanescente
450	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
451	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.12	- GERADOR DE HIDROGÊNIO - 12 H2 - GENERATOR				
452	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.13	- MASTRO TELESCÓPICO - 3M - MAST CLIMB				
453	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.14	- MÓDULO EXTERNO CTRS - 32 CTRS				
454	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.15	- NO-BREAK				
455	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.16	- SENSOR DE RADIAÇÃO SOLAR GLOBAL				
456	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.17	- SENSOR DE RADIAÇÃO SOLAR UVA E UVB				
457	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
458	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.19	- SENSOR ULTRASSÔNICO - VVA - 2-AXIS				
459	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.2	- ANALISADOR DE SO2 - AC32M				
460	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.20	- SISTEMA DE AMOSTRAGEM				
461	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.21	- RACK				
462	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.22	- UNIDADE CONDENSADORA				
463	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.23	- UNIDADE EVAPORADORA				
464	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
465	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.3	- ANALISADOR DE GÁS - AF22M				
466	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.4	- ANALISADOR DE GÁS - CO12M				
467	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.5	- ANALISADOR DE GÁS - O342M				
468	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.6	- ANALISADOR DE GÁS BTEX - VOC71M				
469	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.7	- ANALISADOR DE HIDROCARBONETOS - HC51M				
470	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.8	- ANALISADOR DE PARTÍCULAS - MP101M				
471	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.9	- CALIBRADOR MULTIPONTO - CÂMARA E TUBO PERMEAÇÃO - MGC101				
472	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1	ESTAÇÃO DE MONITORAMENTO	510.000	0,4167	212.540	8
473	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.1	- ANALISADOR DE SO2				
474	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.10	- NO BREAK - 0,7 KVA				
475	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.11	- TRANSMISSÃO DE DADOS - MODEM RÁDIO				
476	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.12	- CENTRAL DE ALARME (PLUGMODEM-NETLINK)				
477	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.13	- AR CONDICIONADO 7.500 BTUs				
478	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.14	- TRANSMISSÃO DE DADOS - MODEM RÁDIO				
479	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.2	- CONDENSADOR DE TRI WAY 2/2 ENVIRONMENT S.A., MODELO CTR5				
480	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.3	- COMPUTADOR INDUSTRIAL ADVANTECH				
481	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.4	- MANIFOLD				
482	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.5	- LICENÇA DO SOFTWARE ENVIDAS (WKSP RED)				
483	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.6	- CONTAINER METÁLICO PEQUENO				
484	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.7	- RACK 19" E ACESSÓRIOS				
485	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.8	- AR CONDICIONADO 7.500 BTUs				
486	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.9	- PAINEL DE AUTOMAÇÃO E CONTROLE DE AR CONDICIONADO				
487	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1	ESTAÇÃO DE MONITORAMENTO	510.000	0,4167	212.540	8
488	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.1	- ANALISADOR DE SO2				
489	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.10	- MANIFOLD				
490	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.11	- SENSOR DE VELOCIDADE DO VENTO				
491	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.12	- SENSOR DE DIREÇÃO DO VENTO				
492	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.13	- SENSOR DE DIREÇÃO DE CHUVA				
493	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.14	- LICENÇA DO SOFTWARE ENVIDAS (WKSP RED)				
494	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.15	- CONTAINER METÁLICO GRANDE				
495	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.16	- RACK 19" E ACESSÓRIOS				
496	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.17	- RACK 19" E ACESSÓRIOS				

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depres. (KD)	Valor de Mercado	Vida Útil Remanes.
497	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.18	- AR CONDICIONADO 18.000 BTUs				
498	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.19	- AR CONDICIONADO 18.000 BTUs				
499	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.2	- ANALISADOR DE CO				
500	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.20	- PAINEL DE AUTOMAÇÃO E CONTROLE DE AR CONDICIONADO				
501	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.21	- NO BREAK - 3,7 KVA				
502	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.22	- TRANSMISSÃO DE DADOS - MODEM [illegible]				
503	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.23	- TRANSMISSÃO DE DADOS - MODEM [illegible]				
504	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.24	- CENTRAL DE ALARME IP ([illegible])				
505	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.25	- TREM DE AMOSTRAGEM DE AR PARA [illegible]				
506	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.3	- ANALISADOR DE NOx				
507	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.4	- ANALISADOR DE HC				
508	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.5	- ANALISADOR DE PM10 [illegible]				
509	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.6	- CONVERSOR DE NH3				
510	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.7	- CONVERSOR DE TRS				
511	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.8	- GERADOR DE HIDROGÊNIO				
512	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.9	- COMPUTADOR INDUSTRIAL ADVANTECH				
513	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1	ESTAÇÃO DE MONITORAMENTO	510.000	0,4307	219.540	3
514	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.1	- ANALISADOR DE SO2				
515	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.10	- SENSOR DE RADIAÇÃO SOLAR				
516	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.11	- LICENÇA DO SOFTWARE [illegible]				
517	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.12	- CONTAINER METÁLICO GRANDE				
518	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.13	- RACK 19" E ACESSÓRIOS				
519	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.14	- RACK 19" E ACESSÓRIOS				
520	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.15	- AR CONDICIONADO 18.000 BTUs				
521	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.16	- AR CONDICIONADO 18.000 BTUs				
522	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.17	- PAINEL DE AUTOMAÇÃO E CONTROLE DE AR CONDICIONADO				
523	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.18	- NO BREAK - 3,7 KVA				
524	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.19	- TRANSMISSÃO DE DADOS - MODEM [illegible]				
525	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.2	- ANALISADOR DE NOx				
526	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.20	- TRANSMISSÃO DE DADOS - MODEM [illegible]				
527	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.21	- CENTRAL DE ALARME IP ([illegible])				
528	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.3	- ANALISADOR DE CO				
529	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.4	- AMOSTRADOR DE PM 10				
530	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.5	- COMPUTADOR INDUSTRIAL ADVANTECH				
531	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.6	- MASTRO				
532	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.7	- SENSOR DE VELOCIDADE DO VENTO				
533	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.8	- SENSOR DE DIREÇÃO DO VENTO				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (DO)	Valor de Mercado	Vida Útil Remanescente
534	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.9	- SENSOR DE TEMPERATURA/UMIDADE				
535	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2	ESTAÇÃO DE MONITORAMENTO	[illegible]	[illegible]	[illegible]	[illegible]
536	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.1	- ANALISADOR DE SO2				
537	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.10	- MANIFOLD				
538	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.11	- SENSOR DE VELOCIDADE DO VENTO				
539	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.12	- SENSOR DE DIREÇÃO DO VENTO				
540	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.13	- LICENÇA DO SOFTWARE [illegible]				
541	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.14	- CONTAINER METALICO GRANDE				
542	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.15	- RACK 19" E ACESSORIOS				
543	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.16	- RACK 19" E ACESSORIOS				
544	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.17	- AR CONDICIONADO 18.000 BTUs				
545	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.18	- AR CONDICIONADO 18.000 BTUs				
546	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.19	- PAINEL DE AUTOMAÇÃO E CONTROLE DE AR CONDICIONADO				
547	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.2	- ANALISADOR DE CO				
548	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.20	- NO BREAK - [illegible] kVA				
549	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.21	- TRANSMISSÃO DE DADOS - MODEM [illegible]				
550	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.22	- TRANSMISSÃO DE DADOS - MODEM [illegible]				
551	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.23	- CENTRAL DE ALARME [illegible]				
552	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.24	- TREM DE AMOSTRAGEM DE AR PARA CASSETES				
553	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.3	- ANALISADOR DE NOx				
554	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.4	- ANALISADOR DE HC				
555	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.5	- ANALISADOR DE [illegible]				
556	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.6	- CILINDRO DE [illegible]				
557	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.7	- CILINDRO DE [illegible]				
558	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.8	- GERADOR DE HIDROGÊNIO				
559	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	2.9	- COMPRESSOR INDUSTRIAL [illegible]				
560	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2	ESTAÇÃO DE MONITORAMENTO	[illegible]	[illegible]	[illegible]	[illegible]
561	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.1	- ANALISADOR DE SO2				
562	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.10	- MANIFOLD				
563	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.11	- SENSOR DE VELOCIDADE DO VENTO				
564	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.12	- SENSOR DE DIREÇÃO DO VENTO				
565	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.13	- LICENÇA DO SOFTWARE [illegible]				
566	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.14	- CONTAINER METALICO GRANDE				
567	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.15	- RACK 19" E ACESSORIOS				
568	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.16	- RACK 19" E ACESSORIOS				
569	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.17	- AR CONDICIONADO 18.000 BTUs				
570	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	2.18	- AR CONDICIONADO 18.000 BTUs				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Remanescente
571	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.19	- PAINEL DE AUTOMAÇÃO E CONTROLE DE AR CONDICIONADO				
572	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.2	- ANALISADOR DE CO				
573	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.20	- NO-BREAK - 3,7 kVA				
574	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.21	- TRANSMISSÃO DE DADOS - MODEM XDA				
575	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.22	- TRANSMISSÃO DE DADOS - MODEM XDA				
576	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.23	- CENTRAL DE ALARME (P/ SERVIDOR NETLINK)				
577	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.24	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
578	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.3	- ANALISADOR DE CO				
579	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.4	- ANALISADOR DE NOx				
580	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.5	- AMOSTRADOR DE PM10				
581	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.6	- SENSOR DE TEMPERATURA/UMIDADE				
582	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.7	- SENSOR DE PRESSÃO ATMOSFÉRICA				
583	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.8	- SENSOR DE RADIAÇÃO SOLAR				
584	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.9	- COMPUTADOR INDUSTRIAL ADVANTECH				
585	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1	ESTAÇÃO DE MONITORAMENTO	[illegible]	[illegible]	[illegible]	[illegible]
586	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.1	- ANALISADOR DE GÁS - AC32M				
587	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.10	- NO-BREAK				
588	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.11	- PLACA DE ALIMENTAÇÃO E TRADUÇÃO DE SINAL				
589	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
590	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.13	- SENSOR ULTRASSÔNICO - [illegible]				
591	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.14	- SISTEMA DE AMOSTRAGEM				
592	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.15	- RACK				
593	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.16	- UNIDADE CONDENSADORA				
594	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.17	- UNIDADE EVAPORADORA				
595	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
596	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.19	- [illegible]				
597	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.2	- ANALISADOR DE GÁS - [illegible]				
598	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.20	- LICENÇA DO SOFTWARE				
599	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.3	- ANALISADOR DE GÁS - [illegible]				
600	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.4	- ANALISADOR DE GÁS - [illegible]				
601	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.5	- ANALISADOR DE PARTÍCULA - [illegible]				
602	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.6	- CALIBRADOR MULTIPONTO - [illegible]				
603	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.7	- CONTAINER				
604	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.8	- GATEWAY/MODEM COM ANTENA				
605	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
606	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1	ESTAÇÃO DE MONITORAMENTO	[illegible]	[illegible]	[illegible]	[illegible]
607	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.1	- ANALISADOR DE GÁS - AC32M				
608	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.10	- NO-BREAK				
609	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.11	- PLACA DE ALIMENTAÇÃO E TRADUÇÃO DE SINAL				
610	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
611	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.13	- SENSOR ULTRASSÔNICO - [illegible]				
612	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.14	- SISTEMA DE AMOSTRAGEM				
613	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.15	- RACK				
614	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.16	- UNIDADE CONDENSADORA				
615	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.17	- UNIDADE EVAPORADORA				
616	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
617	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.19	- [illegible]				
618	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.2	- ANALISADOR DE GÁS - [illegible]				
619	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.20	- LICENÇA DO SOFTWARE				
620	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.3	- ANALISADOR DE GÁS - [illegible]				
621	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.4	- ANALISADOR DE GÁS - [illegible]				
622	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.5	- ANALISADOR DE PARTÍCULA - [illegible]				
623	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.6	- CALIBRADOR MULTIPONTO - [illegible]				
624	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.7	- CONTAINER				
625	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.8	- GATEWAY/MODEM COM ANTENA				
626	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				

Item	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Placa	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Rem. Remanesc.
527	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1	ESTACAO DE MONITORAMENTO	510.000	0,4107	212.940	5
528	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.1	- ANALISADOR DE GAS - AC31M				
529	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.10	- NO-BREAK				
530	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
531	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
532	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.13	- SENSOR ULTRASONICO - (VA - 2 EIXOS)				
533	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.14	- SISTEMA DE AMOSTRAGEM				
534	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.15	- RACK				
535	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.16	- UNIDADE CONDENSADORA				
536	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.17	- UNIDADE EVAPORADORA				
537	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
538	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.19	- MANIFOLD				
539	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.2	- ANALISADOR DE GAS - AF21M				
540	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.20	- LICENCA DO SOFTWARE				
541	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.3	- ANALISADOR DE GAS - CO11M				
542	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.4	- ANALISADOR DE GAS - O341M				
543	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.5	- ANALISADOR DE PARTICULA - MP101M				
544	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.6	- CALIBRADOR MULTIPONTO - MGC101				
545	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.7	- CONTAINER				
546	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.8	- GATEWAY MDMC COM ANTENA				
547	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
548	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1	ESTACAO DE MONITORAMENTO	387.000	0,4107	161.290	5
549	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
550	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.10	- CONTAINER				
551	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
552	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.12	- GERADOR DE HIDROGENIO - 1,3 H2 - GENERATOR				
553	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.13	- MASTRO TELESCOPICO - 10F - MAST LOOK				
554	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.14	- MODULO EXTERNO CTRS - ID CTRS				
555	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.15	- NO-BREAK				
556	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
557	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
558	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
559	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.19	- SENSOR ULTRASONICO - (VA - 2 EIXOS)				
560	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.2	- ANALISADOR DE GAS - AC32M				
561	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.20	- SISTEMA DE AMOSTRAGEM				
562	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.21	- RACK				
563	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.22	- UNIDADE CONDENSADORA				
564	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.23	- UNIDADE EVAPORADORA				
565	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
566	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.3	- ANALISADOR DE GAS - AF22M				
567	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.4	- ANALISADOR DE GAS - CO12M				
568	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.5	- ANALISADOR DE GAS - O342M				
569	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.6	- ANALISADOR DE GAS ETEX - VOC71M				
570	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.7	- ANALISADOR DE HIDROCARBONETOS - HC51M				
571	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.8	- ANALISADOR DE PARTICULAS - MP101M				
572	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101				
573	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1	ESTACAO DE MONITORAMENTO	387.000	0,4107	161.290	5
574	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
575	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.10	- CONTAINER				
576	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
577	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.12	- GERADOR DE HIDROGENIO - 1,3 H2 - GENERATOR				
578	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.13	- MASTRO TELESCOPICO - 10F - MAST LOOK				
579	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.14	- MODULO EXTERNO CTRS - ID CTRS				
580	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.15	- NO-BREAK				
581	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
582	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
583	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
584	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.19	- SENSOR ULTRASONICO - (VA - 2 EIXOS)				
585	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.2	- ANALISADOR DE GAS - AC32M				
586	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.20	- SISTEMA DE AMOSTRAGEM				
587	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.21	- RACK				
588	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.22	- UNIDADE CONDENSADORA				
589	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.23	- UNIDADE EVAPORADORA				
590	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
591	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.3	- ANALISADOR DE GAS - AF22M				
592	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.4	- ANALISADOR DE GAS - CO12M				
593	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.5	- ANALISADOR DE GAS - O342M				
594	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.6	- ANALISADOR DE GAS ETEX - VOC71M				
595	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.7	- ANALISADOR DE HIDROCARBONETOS - HC51M				
596	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.8	- ANALISADOR DE PARTICULAS - MP101M				
597	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101				
598	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS BARRIS	1	ESTACAO DE MONITORAMENTO	510.000	0,4107	212.940	5

Item	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (KD)	Valor de Mercado	Vida Útil Remanescente

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de Bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanescente
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depres. (R$)	Valor de Mercado	Vida Útil Remanescente
947	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	2.8	- CALIBRADOR MULTIPONTO - CÂMARA E TUBO PERMEAÇÃO - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	3	ESTAÇÃO DE MONITORAMENTO	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- AMOSTRADOR DE SEQUENCIAL AUTOMÁTICO - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- GERADOR DE AR ZERO C/ CATALISADOR				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- GERADOR DE HIDROGÊNIO - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- MASTRO TELESCÓPICO - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- MÓDULO EXTERNO [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- NO-BREAK				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- SENSOR DE RADIAÇÃO SOLAR GLOBAL				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- SENSOR DE RADIAÇÃO SOLAR [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- SENSOR DE TEMPERATURA E UMIDADE				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- SENSOR ULTRASSÔNICO - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- ANALISADOR DE GÁS - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- SISTEMA DE AMOSTRAGEM				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- RACK				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- UNIDADE CONDENSADORA				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- UNIDADE EVAPORADORA				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- COMPUTADOR INDUSTRIAL [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- ANALISADOR DE GÁS - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- ANALISADOR DE GÁS - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- ANALISADOR DE GÁS - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- ANALISADOR DE GÁS [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- ANALISADOR DE HIDROCARBONETOS - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- ANALISADOR DE PARTÍCULAS - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	[illegible]	- CALIBRADOR MULTIPONTO - CÂMARA E TUBO PERMEAÇÃO - [illegible]				
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETF 01	-	-	REGISTRADOR DE EFLUENTES [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETF 01	-	[illegible]	BOMBA DOSADORA [illegible] ACIONADA POR MOTOR ELÉTRICO.	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETF 02	-	-	REGISTRADOR DE EFLUENTES [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETF 02	-	[illegible]	BOMBA DOSADORA [illegible] ACIONADA POR MOTOR ELÉTRICO.	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	-	ESTUFA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	-	PONTE ROLANTE [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	-	PRENSA HIDRÁULICA MANUAL [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	-	FURADEIRA DE BANCADA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	-	SERRA PARA TUBOS	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	-	MÁQUINA DE SOLDA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	[illegible]	PLAINA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	[illegible]	TORNO MECÂNICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	[illegible]	FURADEIRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	[illegible]	ESMERIL DE COLUNA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	OFICINA	-	[illegible]	ESTUFA DE SECAGEM [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GERDR RESÍDUO [illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS — **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Placa	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida útil Remanes.
902	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-102	TRANSFORMADOR TRIFÁSICO, MATSUH N. [illegible] POTÊNCIA: 500 TENSÃO DE ENTRADA: 10000 TENSÃO DE SAÍDA: 380	85.000	0,3851	32.730	5
903	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-A	TRANSFORMADOR TRIFÁSICO, MATSUH N. [illegible] POTÊNCIA: 45 TENSÃO DE ENTRADA: 13800 TENSÃO DE SAÍDA: 380	7.900	0,3851	3.040	5
904	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-D	TRANSFORMADOR TRIFÁSICO, MATSUH N. [illegible] POTÊNCIA: 45 TENSÃO DE ENTRADA: 34500 TENSÃO DE SAÍDA: 380	85.000	0,3851	32.730	5
905	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-E	TRANSFORMADOR TRIFÁSICO, MATSUH N. [illegible] POTÊNCIA: 45 TENSÃO DE ENTRADA: 34500 TENSÃO DE SAÍDA: 380	85.000	0,3851	32.730	5
906	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-F	TRANSFORMADOR TRIFÁSICO, MATSUH N. [illegible] POTÊNCIA: 150 TENSÃO DE ENTRADA: 34500 TENSÃO DE SAÍDA: 380	50.750	0,3851	19.540	5
907	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-145	TRANSFORMADOR TRIFÁSICO, ITAIPU N. [illegible] POTÊNCIA: 45 TENSÃO DE ENTRADA: 34500 TENSÃO DE SAÍDA: 380	85.000	0,3851	32.730	5
908	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-146	TRANSFORMADOR TRIFÁSICO, MATSUH N. [illegible] POTÊNCIA: 75 TENSÃO DE ENTRADA: 34500 TENSÃO DE SAÍDA: 380	8.800	0,3851	3.400	5
909	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO E AGD	-	TF-144-B	TRANSFORMADOR TRIFÁSICO, POTÊNCIA: 45 KVA TENSÃO DE ENTRADA: 13800 V TENSÃO DE SAÍDA: 380 V	7.900	0,3851	3.040	5
910	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO/PIROLISADOR	-	TF-144-C	TRANSFORMADOR TRIFÁSICO, MATSUH N. [illegible] POTÊNCIA: 45 TENSÃO DE ENTRADA: 34500 TENSÃO DE SAÍDA: 380	85.000	0,3851	32.730	5
911	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE NÍVEL DE ÁGUA [illegible], MODELO [illegible], COMPRIMENTO 200 M	5.400	0,1661	900	2
912	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE FLUXO POR ULTRASSOM [illegible], MODELO [illegible] ULTRASONIC FLOW METER, Nº [illegible]	3.600	0,1661	600	2
913	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	PHMETRO/CONDUTIVÍMETRO WTW, MODELO MULTILINE P3, Nº [illegible]	2.550	0,1661	420	2
914	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	PHMETRO/OXÍMETRO WTW, MODELO MULTILINE P3, Nº [illegible]	2.400	0,1661	400	2
915	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 3900 SAMPLER, Nº [illegible]	34.700	0,1691	5.870	2
916	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 3900 SAMPLER, Nº [illegible]	34.700	0,1691	5.870	2
917	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 3900 SAMPLER	34.700	0,1691	5.870	2
918	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 6700 SAMPLER, Nº [illegible]	34.700	0,1691	5.870	2
919	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	COIFA EM AÇO INOXIDÁVEL, INCLUINDO SISTEMA DE EXAUSTÃO, DIMENSÕES 180X90 CM	8.000	0,1691	1.350	2
920	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	ANALISADOR DE GASES PHOTOVAC, MODELO 2020, Nº DE SÉRIE [illegible]	5.850	0,1691	990	2
921	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	ANALISADOR DE GASES PHOTOVAC, MODELO MICROFID 120, Nº [illegible]	5.850	0,1691	990	2
922	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE NÍVEL ELÉTRICO, COMPRIMENTO 100 M	5.450	0,1691	[illegible]	2
923	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-008	CONDUTIVÍMETRO HACH, MODELO 4460	890	0,1661	150	2
924	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-008	CONDUTIVÍMETRO METTLER, MODELO MC 126, Nº [illegible]	890	0,1661	150	2
925	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-009	CONDUTIVÍMETRO ORION, MODELO 135 A	890	0,1661	150	2
926	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CF-001	CÂMARA FRIGORÍFICA	18.500	0,1724	3.190	2
927	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CTC-TR-01	TRANSFORMADOR TRIFÁSICO, WEG N. [illegible] POTÊNCIA: 300 TENSÃO DE ENTRADA 13800 TENSÃO DE SAÍDA: 380	85.000	0,3851	32.730	5
928	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	LAB-TR-01	TRANSFORMADOR TRIFÁSICO, WEG N. [illegible] POTÊNCIA: 75 TENSÃO DE ENTRADA: 13800 TENSÃO DE SAÍDA: 220	8.800	0,3851	3.400	5
929	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-001	OXÍMETRO DIGITAL, WTW, MODELO OXI 196, NÚMERO DE SÉRIE [illegible]	5.200	0,1691	880	2
930	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-004	OXÍMETRO YSI, MODELO 55	5.200	0,1691	880	2
931	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-006	OXÍMETRO METTLER, MODELO MO 128, NÚMERO DE SÉRIE [illegible]	5.200	0,1691	880	2
932	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	PH-01A	PHMETRO METTLER TOLEDO, MODELO MP 120 NÚMERO DE SÉRIE [illegible]	2.500	0,1661	420	2
933	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	11216	EXAUSTOR METÁLICO DUPLO 1000 MM 1000 MM 1000 MM	8.000	0,1382	1.100	1
934	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	11205	EXAUSTOR METÁLICO DUPLO 1000 MM 1000 MM 1000 MM	8.000	0,1382	1.100	1
935	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	REG03	GELADEIRA INDUSTRIAL FAB: [illegible]	6.000	0,1329	800	1
936	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	-	FLUORESCÊNCIA DE RAIO X FAB: SHIMADZU MODELO: XRF1800	800.000	0,4775	400.500	6
937	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	-	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESSIDRAT PLUS I	1.400	0,4775	650	6
938	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BA-003	BALANÇA FAB: SHIMADZU MODELO: AUX220	7.600	0,4775	3.630	6
939	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BB-LAB 11-01	BOMBA DE VÁCUO FAB: NETZSCH	2.500	0,4775	1.190	6
940	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BB-LAB 6-01	BOMBA VÁCUO FAB: PRISMATEC MODELO: 131-B	3.300	0,4775	1.580	6
941	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BB-LAB 6-02	BOMBA VÁCUO FAB: PRISMATEC MODELO: 131-B	3.300	0,4775	1.580	6
942	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BB-LAB 6-03	BOMBA VÁCUO FAB: PRISMATEC MODELO: 131-B	3.300	0,4775	1.580	6
943	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BT-LAB 6-01	BANHO TERMOSTATIZADO FAB: DELEO MODELO: BM-0110	2.600	0,4775	1.240	6
944	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BT-LAB 6-02	BANHO TERMOSTATIZADO FAB: DELEO MODELO: BM-0110	2.600	0,4775	1.240	6
945	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BT-LAB 6-03	BANHO TERMOSTATIZADO FAB: QUIMIS MODELO: Q218-2	2.600	0,4775	1.240	6
946	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	BU-LAB 03-01	BALANÇA DE UMIDADE FAB: [illegible] MODELO: [illegible]	13.000	0,4775	6.200	6
947	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	CE-LAB 6-01	CENTRÍFUGA FAB: QUIMIS MODELO: Q-222TM	3.000	0,6126	1.870	7
948	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	CL-LAB 11-01	CUBA FAB: NETZSCH	20.000	0,4775	9.600	6
949	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	CL-LAB 6-01	CAPELA FAB: [illegible]	15.000	0,4775	7.260	6
950	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	CL-LAB 6-02	CAPELA FAB: [illegible]	15.000	0,4775	7.260	6
951	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	DM-LAB 11-01	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESSIDRAT PLUS	1.400	0,4775	650	6
952	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	DM-LAB 10-01	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESSIDRAT PLUS I	1.400	0,4775	650	6
953	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CTA - PRINCIPAL	DU-LAB 06-01	DURÔMETRO FAB: BAREISS MODELO: HPE-A	12.000	0,6126	7.400	7

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depres. (R$)	Valor de Mercado	Vida Útil Reman.
954	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
955	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
956	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
957	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
958	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
959	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
960	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
961	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
962	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
963	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
964	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
965	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
966	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
967	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
968	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
969	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
970	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
971	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
972	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
973	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
974	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
975	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
976	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
977	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
978	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
979	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
980	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
981	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
982	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
983	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
984	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
985	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
986	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
987	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
988	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
989	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
990	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
991	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
992	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
993	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
994	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
995	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
996	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
997	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
998	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
999	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1000	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1001	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1002	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1003	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1004	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1005	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1006	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1007	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1008	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1009	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1010	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1011	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1012	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1013	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1014	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanesc.

Item	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depres. (R$)	Valor de Mercado	Vida Útil Remanes.
1078	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-004	PH-METRO FAB. METTLER MODELO: 320 N/S: MO 0711	5.300	0,1351	800	1
1079	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-008	PH-METRO FAB. METTLER MODELO: 320 N/S: MO 0729	5.300	0,1759	900	1
1080	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-010	PH-METRO FAB. METTLER MODELO: 355 N/S: [illegible]	5.300	0,1276	680	1
1081	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-011	PH-METRO FAB. METTLER MODELO: MP220 N/S: [illegible]	5.300	0,1276	680	1
1082	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-017	PH-METRO FAB. WTW MODELO: INOLAB PH LEVEL1 N/S: [illegible]	2.500	0,1351	330	1
1083	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-018	PH-METRO FAB. WTW MODELO: INOLAB PH LEVEL1 N/S: [illegible]	2.500	0,1351	330	1
1084	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-021	PH-METRO FAB. METROHM MODELO: 654 N/S: [illegible]	4.400	0,1301	550	1
1085	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	UD-001	UNIDADE DESCONTAMINAÇÃO MODELO: UD-650 N/S: FL 00045	8.800	0,1734	1.520	2
1086	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	-	BLOCO DE MANTA AQUECEDORA COM 6 UNIDADES FAB. FISATOM MODELO: 22[illegible]	3.000	0,1351	400	1
1087	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	-	GELADEIRA INDUSTRIAL	6.000	0,1351	800	1
1088	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL007	CAPELA DE FLUXO LAMINAR FAB. VECO	10.000	0,1351	1.400	1
1089	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL008	CAPELA DE FLUXO LAMINAR FAB. VECO	10.000	0,1351	1.400	1
1090	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL009	EXAUSTOR METÁLICO 1000 MM 1500 MM 1000 MM	7.800	0,1351	1.050	1
1091	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL030	EXAUSTOR METÁLICO 1000 MM 1000 MM 1000 MM	8.400	0,1351	1.100	1
1092	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL038	CAPELA DE FLUXO LAMINAR FAB. PERMUTION 2000 MM 1000 MM 1000 MM	10.400	0,1351	1.400	1
1093	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	BANHO MARIA FAB. QUIMIS MODELO: Q334-18	1.800	0,1351	290	1
1094	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	CHAPA AQUECEDORA FAB. TECNAL MODELO: TE038	2.000	0,1351	290	1
1095	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	CHAPA AQUECEDORA FAB. TECNAL MODELO: TE038	2.000	0,1351	300	1
1096	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	BOMBA DE VÁCUO FAB. PRISMATEC 2,2PM	2.300	0,1351	310	1
1097	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	ESPECTROFOTÔMETRO FAB. MERCK MODELO: SPECTROQUANT 60	33.000	0,1351	4.460	1
1098	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	DESTILADOR PARA CIANETO FAB. MARCONI MODELO: 6 UNIDADES	7.350	0,1351	1.000	1
1099	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	PLACA DE AQUECIMENTO PARA EXTRUSORES FAB. QUIMIS MODELO: 3200-[illegible]	5.400	0,1351	730	1
1100	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	EXAUSTOR DUPLO MATERIAL INOX 2500 MM 1000 MM 1000 MM	8.400	0,1351	1.200	1
1101	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	BOMBA DE VÁCUO FAB. PRISMATEC 2,2PM	2.300	0,1351	300	1
1102	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	PLACA DE AQUECIMENTO FAB. TECNAL MODELO: TE108	7.400	0,1351	1.040	1
1103	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	-	PLACA DE AQUECIMENTO FAB. TECNAL MODELO: TE108	7.400	0,1351	1.040	1
1104	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	CL010	CAPELA DE FLUXO LAMINAR FAB. VECO	10.000	0,1351	1.400	1
1105	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	CL011	CAPELA DE FLUXO LAMINAR FAB. VECO	10.000	0,1351	1.400	1
1106	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	CL012	CAPELA DE FLUXO LAMINAR FAB. VECO 2000 MM 1000 MM 1000 MM	10.000	0,1351	1.400	1
1107	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	CL013	CAPELA DE FLUXO LAMINAR FAB. VECO 2000 MM 1000 MM 1000 MM	10.000	0,1351	1.400	1
1108	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	CL014	CAPELA DE FLUXO LAMINAR FAB. VECO	10.000	0,1351	1.400	1
1109	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	CL015	CAPELA DE FLUXO LAMINAR FAB. VECO	10.000	0,1351	1.400	1
1110	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	CL031	BOMBA DE VÁCUO FAB. PRISMATEC 2,2PM	2.300	0,1351	320	1
1111	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	CL036	CAPELA DE FLUXO LAMINAR FAB. VECO	10.500	0,1351	1.440	1
1112	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	DS002	DIGESTOR FAB. HACH MODELO: DRB200	4.900	0,1351	670	1
1113	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	DS004	DIGESTOR FAB. HACH MODELO: D[illegible]	4.900	0,1351	670	1
1114	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	DS005	DIGESTOR FAB. WTW MODELO: CR2200	4.900	0,1351	670	1
1115	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	DS006	DIGESTOR FAB. WTW MODELO: CR2200	4.900	0,1351	670	1
1116	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	DS008	DIGESTOR FAB. HACH MODELO: DRB200	4.900	0,1351	670	1
1117	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	ES001	ESTUFA DE SECAGEM FAB. FANEM MODELO: 315SE	10.100	0,1351	1.410	1
1118	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	ES007	ESTUFA DE SECAGEM FAB. FANEM MODELO: 315SE	10.500	0,1351	1.460	1
1119	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	ES014	ESTUFA DE CULTURA FAB. FANEM MODELO: [illegible]	4.000	0,1351	550	1
1120	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	ES015	ESTUFA DE SECAGEM FAB. QUIMIS	4.000	0,1351	550	1
1121	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	IS004	INCUBADORA FAB. TECNAL MODELO: TE390	5.500	0,1351	750	1
1122	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	IS008	INCUBADORA FAB. TECNAL MODELO: TE390	5.500	0,1351	750	1
1123	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	IS009	INCUBADORA FAB. TECNAL MODELO: TE390	5.500	0,1351	750	1
1124	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	MA002	MESA AGITADORA FAB. TECNAL MODELO: TE140	7.700	0,1351	1.050	1
1125	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	MU005	LAVADORA INDUSTRIAL FAB. SANDREX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1351	800	1
1126	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	MU006	LAVADORA INDUSTRIAL FAB. SANDREX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1351	800	1
1127	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	MU010	LAVADORA INDUSTRIAL FAB. SANDREX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1351	800	1
1128	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	MU011	LAVADORA INDUSTRIAL FAB. SANDREX MODELO: 4 PORTAS MATERIAL INOX 1500 MM 1000 MM	6.000	0,1351	800	1
1129	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	TR001	AGITADOR FAB. MILLIPORE	7.750	0,1351	1.050	1
1130	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FÍSICO QUÍMICO	TR002	AGITADOR FAB. MILLIPORE	7.750	0,1351	1.050	1
1131	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	AGITADOR/AQUECEDOR FANEM, MODELO 258	7.400	0,1644	1.200	2
1132	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	AUTOMET DATA LOGGER MET ONE, MODELO 460 A, Nº [illegible]	24.600	0,1644	9.040	2
1133	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	AUTOMET DATA LOGGER MET ONE, MODELO 460 A, Nº [illegible]	24.600	0,1644	9.040	2
1134	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	AUTOMET DATA LOGGER MET ONE, MODELO 460 A, Nº [illegible]	24.600	0,1644	9.040	2
1135	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CALIBRADOR DE FLUXO SKC, MODELO ACCUFLOW, Nº [illegible]	3.600	0,1644	600	2
1136	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CALIBRADOR DE UMIDADE VAISALA, MODELO HMK11, Nº [illegible]	5.000	0,1891	950	2
1137	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CALIBRADOR ELETRÔNICO MET ONE, MODELO 540B, Nº [illegible]	5.000	0,1644	820	2
1138	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CARREGADOR DE BATERIAS SKC, MODELO MASTER CHARGER, Nº T-137-17	400	0,1891	70	2
1139	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	KIT PARA CALIBRAÇÃO GENERAL METAL WORKS, MODELO KC-1/3L	3.800	0,1631	560	2
1140	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	MEDIDOR DE FLUXO [illegible] SCIENTIFIC, MODELO [illegible], Nº [illegible]	3.500	0,1644	500	2
1141	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	MULTÍMETRO DIGITAL FLUKE, MODELO 8060 A, Nº [illegible]	750	0,1644	120	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (EU)	Valor de Mercado	Vida Útil Remanes.
1141	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		PLACA SOLAR PARA CARREGAR A CAIXA DE BATERIAS DO DATA LOGGER SOLAREX, MODELO MSX 10, Nº [illegible]	11.000	[illegible]	1.870	3
1143	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		[illegible]	[illegible]	[illegible]	240	1
1144	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		MULTI CALIBRADOR FOXY FAB. ENVIRONMENT MODELO 101	[illegible]	[illegible]	[illegible]	1
1145	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		MULTI CALIBRADOR PORTÁTIL FAB. ENVIRONMENT MODELO [illegible]	[illegible]	[illegible]	[illegible]	1
1146	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		[illegible] DE FILTRO FAB. ENERGÉTICA MODELO: [illegible]	[illegible]	[illegible]	[illegible]	1
1147	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		CALIBRADOR PADRÃO DE VAZÃO FAB. ENERGÉTICA MODELO: [illegible]	2.500	[illegible]	350	1
1148	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		CALIBRADOR PADRÃO DE VAZÃO FAB. ENERGÉTICA MODELO: [illegible]	2.500	[illegible]	350	1
1149	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		MEDIDOR DE FLUXO DIGITAL FAB. AGILENT MODELO: ADM1000	3.500	[illegible]	480	1
1150	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		MEDIDOR DE FLUXO DIGITAL FAB. AGILENT MODELO: ADM3000	3.500	[illegible]	480	1
1151	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		BOMBA DE VÁCUO FAB. [illegible] MODELO: [illegible]	[illegible]	[illegible]	[illegible]	1
1152	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		BOMBA DE VÁCUO FAB. [illegible] MODELO: [illegible]	[illegible]	[illegible]	[illegible]	1
1153	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		BOMBA DE VÁCUO FAB. [illegible] MODELO: [illegible]	[illegible]	[illegible]	[illegible]	1
1154	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		BOMBA ULTRA VÁCUO FAB. [illegible] MODELO: [illegible]	[illegible]	[illegible]	[illegible]	1
1155	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -		[illegible]	[illegible]	[illegible]	250	1
1156	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	GERADOR E INDICADOR DE PADRÃO [illegible] S.A., MODELO [illegible], Nº [illegible]	[illegible]	[illegible]	[illegible]	3
1157	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	GERADOR E INDICADOR DE PADRÃO [illegible] S.A., MODELO [illegible], TIPO [illegible], Nº [illegible]	[illegible]	[illegible]	[illegible]	2
1158	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	GERADOR DE AR ZERO [illegible], MODELO [illegible], Nº [illegible]	[illegible]	[illegible]	[illegible]	2
1159	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	BOMBA DE ULTRA VÁCUO ALCATEL, MODELO [illegible], Nº [illegible]	[illegible]	[illegible]	[illegible]	2
1160	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1161	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1162	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1163	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1164	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1165	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1166	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1167	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1168	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1169	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1170	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1171	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1172	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1173	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1174	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1175	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1176	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1177	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1178	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1179	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1180	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1181	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1182	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1183	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1184	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]
1185	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D -	[illegible]	RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	[illegible]	[illegible]	[illegible]

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (EU)	Valor de Mercado	Vida Útil Remanesc.
1186	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1187	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1188	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1189	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1190	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1191	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1192	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1193	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1194	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1754	[illegible]	2
1195	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1196	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1197	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1198	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1199	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1200	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1201	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1202	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1203	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1204	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1205	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1206	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1754	710	2
1207	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1208	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1209	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1210	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1211	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1212	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1213	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1214	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1215	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1216	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1217	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1218	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,0 LITROS.	[illegible]	0,1754	[illegible]	2
1219	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1 LITRO.	[illegible]	0,1754	[illegible]	2
1220	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		RECIPIENTE EM AÇO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1 LITRO.	[illegible]	0,1754	[illegible]	2
1221	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		SENSOR DE DIREÇÃO DO VENTO.	7.500	[illegible]	[illegible]	1
1222	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		SENSOR DE DIREÇÃO DO VENTO.	7.500	[illegible]	[illegible]	1
1223	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		SENSOR DE DIREÇÃO DO VENTO.	7.500	[illegible]	[illegible]	1
1224	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		SENSOR DE RADIAÇÃO SOLAR.	[illegible]	[illegible]	[illegible]	1
1225	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE [illegible]		SENSOR DE TEMPERATURA/UMIDADE.	[illegible]	[illegible]	[illegible]	1

Plaq.	Grupo do Bem	Local	Empresa	Área	Subárea	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (EC)	Valor de Mercado	Vida Útil Remanesc.
1226	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE TEMPERATURA/UMIDADE	140	[illegible]	[illegible]	[illegible]
1227	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE TEMPERATURA/UMIDADE	140	[illegible]	[illegible]	[illegible]
1228	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE TEMPERATURA/UMIDADE	140	[illegible]	[illegible]	[illegible]
1229	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE TEMPERATURA/UMIDADE	140	[illegible]	[illegible]	[illegible]
1230	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE VELOCIDADE DO VENTO	[illegible]	[illegible]	[illegible]	[illegible]
1231	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE VELOCIDADE DO VENTO	[illegible]	[illegible]	[illegible]	[illegible]
1232	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	PROGRAMADOR DE COLETA DE AMOSTRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1233	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	PROGRAMADOR DE COLETA DE AMOSTRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1234	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	PROGRAMADOR DE COLETA DE AMOSTRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1235	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	PROGRAMADOR DE COLETA DE AMOSTRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1236	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	PROGRAMADOR DE COLETA DE AMOSTRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1237	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	PROGRAMADOR DE COLETA DE AMOSTRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1238	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	PROGRAMADOR DE COLETA DE AMOSTRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1239	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	PROGRAMADOR DE COLETA DE AMOSTRA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1240	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1241	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1242	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1243	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1244	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1245	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1246	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1247	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1248	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1249	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1250	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1251	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1252	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1253	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1254	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1255	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1256	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1257	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1258	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1259	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1260	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1261	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1262	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1263	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1264	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1265	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1266	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1267	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1268	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1269	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1270	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1271	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1272	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1273	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1274	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1275	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1276	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1277	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1278	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1279	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1280	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1281	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1282	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1283	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1284	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (R$)	Valor de Mercado	Vida Útil Remanescente
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depreciação (R$)	Valor de Mercado	Vida Útil Remanescente
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Remanesc.
1371	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	—	—	GRUPO GERADOR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1372	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-MR	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1373	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-MR	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1374	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-MR	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1375	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-MR	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1376	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1377	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1378	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1379	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1380	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	—	[illegible]	TRANSFORMADOR TRIFÁSICO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1381	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1382	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1383	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1384	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1385	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1386	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1387	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1388	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1389	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1390	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1391	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1392	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - POÇO [illegible] CAMAÇARI	—	[illegible]	BOMBA SUBMERSÍVEL, INSTALADA EM POÇO DE EXTRAÇÃO PARA RECALQUE DE LÍQUIDO (BARREIRA HIDRÁULICA)	[illegible]	[illegible]	[illegible]	[illegible]
1393	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	EQUIPAMENTO AMOSTRADOR DE ÁGUA MANUAL, MODELO BAILLER	[illegible]	[illegible]	[illegible]	[illegible]
1394	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	EQUIPAMENTO AMOSTRADOR DE ÁGUA MANUAL, MODELO BAILLER	[illegible]	[illegible]	[illegible]	[illegible]
1395	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	EQUIPAMENTO PARA INVESTIGAÇÃO DE SOLO E ÁGUA SUBTERRÂNEA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1396	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1397	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	MEDIDOR DE NÍVEL DE ÁGUA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1398	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	MEDIDOR DE NÍVEL DE ÁGUA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1399	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	MEDIDOR DE NÍVEL DE ÁGUA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1400	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	MEDIDOR DE NÍVEL DE ÁGUA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1401	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	[illegible] METTLER [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1402	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	—	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1403	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	[illegible]	CONDUTIVÍMETRO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1404	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	[illegible]	[illegible] METTLER [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1405	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	[illegible]	PHMETRO METTLER [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1406	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	—	[illegible]	PHMETRO METTLER [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1407	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible] - ADMINISTRAÇÃO - [illegible]	—	—	PHMETRO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Prima	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Remanescente
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de Bens	Local	Empresa	Área	Sub-área	TAG	Descrição Plaqueta	Valor de Reposição	Coeficiente de Depreç. (Kd)	Valor de Mercado	Vida Útil Remanesc.
1439	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1440	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1441	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1442	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1443	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1444	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1445	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1446	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1447	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1448	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1449	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1450	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1451	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1452	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1453	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1454	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1455	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1456	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1457	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1458	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1459	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1460	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1461	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de Bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depreс. (Kd)	Valor de Mercado	Vida Útil Remanes.
1442	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - ÁREA 6100 - INCINERADOR DE SÓLIDOS	–	–	SISTEMA DE INCINERAÇÃO DE SÓLIDOS INDUSTRIAL COMPOSTO POR: ALIMENTADOR TIPO "RAM FEEDER", FORNO ROTATIVO, AFTER BURNER, ESTEIRA TRANSPORTADORA DE CINZAS, CICLONE [illegible], VENTURI [illegible], TORRE DE LAVAGEM DE GASES, [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1443	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - ÁREA 6100 - INCINERADOR DE SÓLIDOS	–	[illegible]	GRUPO GERADOR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1444	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - ÁREA 6300 - SODA CÁUSTICA	–	–	BOMBA PNEUMÁTICA PARA O TANQUE DE SODA CÁUSTICA	[illegible]	[illegible]	[illegible]	[illegible]
1445	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - ÁREA 6300 - SODA CÁUSTICA	–	[illegible]	BOMBA CENTRÍFUGA PARA SODA CÁUSTICA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1446	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - ÁREA 6300 - SODA CÁUSTICA	–	[illegible]	BOMBA CENTRÍFUGA PARA SODA CÁUSTICA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1447	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - ÁREA 6600 - RECEBIMENTO DE RESÍDUOS SÓLIDOS	–	[illegible]	BOMBA DE ENGRENAGENS PARA ALIMENTAÇÃO DE RESÍDUOS [illegible] UNIDADE HIDRÁULICA	[illegible]	[illegible]	[illegible]	[illegible]
1448	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - ÁREA [illegible]	–	–	SISTEMA PARA TRITURAR SÓLIDOS [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - ÁREA [illegible]	–	–	SISTEMA PARA TRITURAR SÓLIDOS [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - OFICINA MECÂNICA	–	–	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - OFICINA MECÂNICA	–	–	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - OFICINA MECÂNICA	–	–	PRENSA HIDRÁULICA MANUAL [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - PORTARIA	–	–	BALANÇA RODOVIÁRIA ELETRÔNICA TOLEDO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1474	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - RECEBIMENTO DE AMOSTRAS	–	–	CAPELA DE FLUXO LAMINAR [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1475	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - RECEBIMENTO DE AMOSTRAS	–	–	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1476	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SPE - RECEBIMENTO DE AMOSTRAS	–	–	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1477	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 01, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1478	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 02, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1479	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 03, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1480	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 04, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1481	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 05, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1482	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 06, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1483	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 07, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1484	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 08, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1485	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 09, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1486	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 10, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1487	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 11, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1488	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 12, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1489	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 13, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1490	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 14, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1491	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº 1	–	[illegible]	AERADOR SUPERFICIAL Nº 15, ACIONADO POR REDUTOR FALK, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1492	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº [illegible]	–	[illegible]	AERADOR SUPERFICIAL Nº 01, ACIONADO POR REDUTOR HANSEN, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1493	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº [illegible]	–	[illegible]	AERADOR SUPERFICIAL [illegible], ACIONADO POR REDUTOR HANSEN, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1494	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº [illegible]	–	[illegible]	AERADOR SUPERFICIAL [illegible], ACIONADO POR REDUTOR HANSEN, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1495	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº [illegible]	–	[illegible]	AERADOR SUPERFICIAL [illegible], ACIONADO POR REDUTOR HANSEN, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1496	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº [illegible]	–	[illegible]	AERADOR SUPERFICIAL [illegible], ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1497	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAI - TANQUE DE AERAÇÃO Nº [illegible]	–	[illegible]	AERADOR SUPERFICIAL [illegible], ACIONADO POR REDUTOR HANSEN, MODELO [illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do Bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (EC)	Valor de Mercado	Vida Útil Remanescente
1998	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1999	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2000	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2001	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2002	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2003	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2004	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2005	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2006	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2007	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2008	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2009	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2010	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2011	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2012	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2013	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2014	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2015	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2016	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2017	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2018	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2019	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2020	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2021	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AERAÇÃO Nº 3	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2022	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2023	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2024	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depreci. (R$)	Valor de Mercado	Vida Útil Remanes.
1925	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1926	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1927	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1928	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1929	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1930	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1931	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1932	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1933	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1934	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1935	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TAA - TANQUE DE AERAÇÃO Nº 4	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1936	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1937	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1938	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1939	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1940	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1941	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1942	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1943	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1944	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1945	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1946	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1947	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1948	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1949	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1950	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1951	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1952	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1953	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETE			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1954	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1955	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1956	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1957	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1958	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1959	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1960	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1961	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1962	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1963	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1964	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1965	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1966	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1967	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1968	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1969	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1970	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1971	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1972	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1973	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depreciação (K2)	Valor de Mercado	Vida Útil Remanescente
1974	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			[illegible]	1.740.000	0,2560	371.440	2
1975	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			[illegible]	1.740.000	0,2560	371.440	2
1976	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			[illegible]	1.740.000	0,2560	371.440	2
1977	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			[illegible]	1.740.000	0,2560	371.440	2
1978	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			[illegible]	3.000	[illegible]	[illegible]	2
1979	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			[illegible]	3.000	[illegible]	[illegible]	2
1980	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			[illegible]	3.000	[illegible]	[illegible]	2
1981	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible] **BOCAL DA DESCARGA: Ø 5"; ROTAÇÃO NOMINAL: 3500 RPM; TENSÃO** [illegible]	42.700	0,1618	6.900	2
1982	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible] **BOCAL DA DESCARGA: Ø 5"; ROTAÇÃO NOMINAL: 3500 RPM; TENSÃO** [illegible]	42.700	0,1618	6.900	2
1983	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	53.900	0,1618	8.730	2
1984	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	53.900	0,1618	8.730	2
1985	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	53.900	0,1097	5.920	1
1986	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	53.900	0,1128	6.080	1
1987	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	53.900	0,1128	6.080	1
1988	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	53.900	0,1128	6.080	1

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depreci. (R$)	Valor de Mercado	Vida Rem. Remanes.
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de Bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Depres. (K-I)	Valor de Mercado	Vida Útil Remanesc.
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. [illegible]	Valor de Mercado	Vida Útil Remanesc.
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	**UNIDADE DE TRATAMENTO DE ÁGUA - FILTRAÇÃO**			SISTEMA DE FILTRAÇÃO COMPOSTO POR: [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	**UNIDADE DE TRATAMENTO DE ÁGUA - ÁGUA POTÁVEL,** RECUPERAÇÃO, REGENERAÇÃO E NEUTRALIZAÇÃO DE EFLUENTES			SISTEMA DE [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	**UNIDADE DE TRATAMENTO DE ÁGUA - CLARIFICAÇÃO**			SISTEMA DE CLARIFICAÇÃO DE ÁGUA, COMPOSTO POR: [illegible]	[illegible]	[illegible]	[illegible]	[illegible]

DELOITTE TOUCHE TOHMATSU — **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL — **DATA-BASE: 31/12/2010**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS — **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo do bem	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Rem.
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	**UNIDADE DE TRATAMENTO DE ÁGUA –** DESMINERALIZAÇÃO I			SISTEMA DE DESMINERALIZAÇÃO DE ÁGUA, COMPOSTO POR: [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	**UNIDADE DE TRATAMENTO DE ÁGUA –** DESMINERALIZAÇÃO II			SISTEMA DE DESMINERALIZAÇÃO DE ÁGUA, COMPOSTO POR: [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	UTILIDADES			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	[illegible]			SISTEMA DE DOSAGEM DE [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	DOSADOR DE CAL			SISTEMA DE DOSAGEM DE CAL, [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
							CETREL	[illegible]		[illegible]	
							DAC	[illegible]		[illegible]	
							TOTAL GERAL	[illegible]		[illegible]	

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Empresa	Conta Contábil	Descrição	Placa	Renavam	Chassis	Ano / Modelo	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1	CETREL	VEÍCULOS	CAMIONETE, MOD. L200	NZE-2873	352051515	[illegible]	2011/2012	55.620	1,000	55.620	2
2	CETREL	VEÍCULOS	REBOQUE, MOD. REGLAL CS RC	NZE-3756	[illegible]	[illegible]	2011/2011	20.000	1,000	20.000	2
3	CETREL	VEÍCULOS	REBOQUE, MOD. TEXAS T500	PJL-2901	[illegible]	[illegible]	2007/2008	8.000	1,000	8.000	2
4	CETREL	VEÍCULOS	AMBULÂNCIA, MOD. SUNRED VAN	NTW-1029	[illegible]	[illegible]	2010/2010	35.750	1,000	35.750	2
5	CETREL	VEÍCULOS	CAMIONETE, MOD. FORD RANGER	PJG-5073	[illegible]	[illegible]	2014/2015	76.180	1,000	76.180	2
6	CETREL	VEÍCULOS	CAMIONETE, MOD. FORD RANGER	PJG-8948	[illegible]	[illegible]	2014/2015	76.180	1,000	76.180	2
7	CETREL	VEÍCULOS	CAMIONETE, MOD. GROCH	PKA-4251	[illegible]	[illegible]	2014/2016	57.270	1,000	57.270	2
8	CETREL	VEÍCULOS	CAMINHÃO, MOD. FORD CARGO 1719	OKL-2862	[illegible]	[illegible]	2012/2013	129.630	1,000	129.630	1
9	CETREL	VEÍCULOS	MOTOCICLETA, MOD. HONDA NXR150	NZE-0139	347908276	[illegible]	2011/2011	8.600	1,000	8.600	1
10	DAC	VEÍCULOS	CAMIONETE, MOD. GROCH	PJV-6912	[illegible]	[illegible]	2016/2016	57.270	1,000	57.270	1
11	DAC	VEÍCULOS	CAMINHÃO, MOD. FORD CARGO 1723	PJA-1919	[illegible]	[illegible]	2014/2015	155.250	1,000	155.250	1
	CETREL	**VEÍCULOS**					**VEÍCULOS - CETREL**	**466.410**		**466.410**	
	DAC	**VEÍCULOS**					**VEÍCULOS - DAC**	**212.520**		**212.520**	

ATTACHMENT 6

BALANCETE CITREL (31/12/2006)

1 - ATIVO	751,191,025.87	130,606,283.24	92,312,929.48	759,474,179.63
1.1 - CIRCULANTE	43,429,543.96	77,461,395.75	68,789,140.65	52,101,899.06
1.1.01 - DISPONIBILIDADES	3,202,210.13	43,291,303.75	43,531,784.38	960,151.48
1.1.01.01 - FUNDO FIXO	2,500.00	0	2,500.00	0
1.1.01.01.0001 - CAIXA	2,500.00	0	2,500.00	0
1.1.01.01.0001.327773 - ROSA MARIA OLIVEIRA DANTAS	500	0	500	0
1.1.01.01.0001.661170 - CAIXA - CONSTITUICAO	0	0	0	0
1.1.01.01.0001.396710 - DARIO TAVARES	2,000.00	0	2,000.00	0
1.1.01.02 - BANCOS	2,400,849.80	43,292,822.75	44,898,854.77	737,187.78
1.1.01.02.0001 - CONTA MOVIMENTO SPE	2,400,849.80	41,777,536.75	43,443,546.77	737,187.78
1.1.01.02.0001.199953 - CITREL SA BRAS. AG 2372 C/C 9410-4	1,257.85	2,228,346.73	2,226,054.15	3,550.12
1.1.01.02.0001.332397 - CITREL SA BB AG 3532-6 C/C 109323-4	12,381.27	0	2,399.20	10,184.38
1.1.01.02.0001.761999 - CITREL (ESC)BRAD AG 2372 C/C29365-1	183,433.76	13,431,989.17	13,544,698.08	70,724.85
1.1.01.02.0001.371300 - CITREL SA BRADESCO AG 2864-0 C/C 12095-2	2,091,761.43	17,092,942.98	18,513,376.72	569,335.68
1.1.01.02.0001.321594 - CITREL SA BRADESCO AG 3579-1 C/C 12036-C	302.5	0	42.8	259.7
1.1.01.02.0001.321595 - CITREL SA ITAU AG 501 C/C 28725-4	11,110.17	383,769.63	348,311.33	46,568.47
1.1.01.02.0001.321596 - CITREL SA NORDESTE AG 142 C/C 20573-C	118.76	0	15	103.76
1.1.01.02.0001.321598 - CITREL SA SAFRA AG 8 C/C 2350234	116.4	0.42	29.3	87.52
1.1.01.02.0001.321605 - CITREL SA SANTANDER AG 2291 CC 13000094	62.99	0	0	62.99
1.1.01.02.0001.321606 - CITREL SA CEF AG 3183 C/C 306-4	1,777.65	0	0	1,777.65
1.1.01.02.0001.321624 - CITREL SA CEF AG 672 C/C 375-6	8,857.08	293,000.00	292,212.32	9,645.62
1.1.01.02.0001.310090 - CITREL SA BRADESCO AG 2864-0 C/C 12096-I	113,136.34	1,329,487.79	1,439,609.82	946.31
1.1.01.02.0001.310050 - CITREL SA BRADESCO AG 2864-0 C/C 12098-I	10,657.25	2,633,300.00	2,626,727.76	20,929.29
1.1.01.02.0002 - BANCOS-CONTA ARRECADACAO	0	1,455,286.00	1,455,286.00	0
1.1.01.02.0002.321592 - CITREL SA BRADESCO AG 2864-0 C/C 12100-C	0	1,455,286.00	1,455,286.00	0
1.1.01.03 - APLICACOES FINANCEIRAS LIQUIDEZ IMEDIATA	796,130.35	62,124.04	633,426.63	228,227.74
1.1.01.03.0001 - APLICACOES LIQUIDEZ IMEDIATA CSC	796,130.35	62,124.04	633,426.63	228,227.74
1.1.01.03.0001.571112 - CITREL SA BRAD. AG 2864-0 C/C 12099-1 F	796,130.35	62,124.04	633,426.63	228,227.74
1.1.02 - CONTAS A RECEBER	26,869,355.68	27,974,795.75	18,428,993.15	36,415,378.26
1.1.02.02 - CONTAS A RECEBER DE CLIENTES	36,310,734.24	18,348,585.93	18,300,169.24	36,371,750.70
1.1.02.02.0001 - CONTAS RECEBER CONTRATOS DE PREST SERV	25,619,566.87	11,443,524.86	12,384,618.22	24,718,273.16
1.1.02.02.0001.838712 - CONTAS A RECEBER - CITREL	25,619,566.87	11,443,524.86	12,384,618.22	24,718,273.16
1.1.02.02.0006 - PREVISAO DE FATURAMENTO	7,311,240.09	6,896,220.62	5,918,115.20	8,298,102.49
1.1.02.02.0006.746810 - PREVISAO DE FATURAMENTO	7,311,240.09	6,896,220.62	5,918,115.20	8,298,102.49
1.1.02.02.0020 - OUTRAS CONTAS A RECEBER	3,360,526.25	209,240.45	400	3,568,966.72
1.1.02.02.0020.626283 - FATURAS EMITIDAS - OUTROS	3,360,526.25	209,240.45	400	3,568,966.72
1.1.02.03 - DIREITOS A FATURAR A VENCER	0	800,000.00	0	800,000.00
1.1.02.03.0009 - DIREITOS A FATURAR A VENCER OUTROS CLIEN	0	800,000.00	0	800,000.00
1.1.02.03.0009.625706 - DIREITOS A FATURAR A VENCER OUTROS CLIEN	0	800,000.00	0	800,000.00
1.1.02.04 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,325.46 C	8,625,467.03	124,823.91	933,682.34 C
1.1.02.04.0001 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,325.46 C	8,625,467.03	124,823.91	933,682.34 C
1.1.02.04.0001.626026 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,325.46 C	8,625,467.03	124,823.91	933,682.34 C
1.1.02.05 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.02.05.0001 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.02.05.0001.626066 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.05 - OUTRAS CONTAS A RECEBER	946,170.18	516,265.36	1,330,731.74	132,106.22
1.1.05.03 - DEPOSITOS / CAUCOES	17,313.19	0	0	17,313.19
1.1.05.03.0001 - DEPOSITOS / CAUCOES	17,313.19	0	0	17,313.19
1.1.05.03.0001.460796 - CAUCOES	17,313.19	0	0	17,313.19
1.1.05.04 - ADIANTAMENTOS DIVERSOS	928,164.74	495,319.00	1,318,290.79	105,193.05
1.1.05.04.0001 - ADIANTAMENTOS POR CONTA DE SALARIO	667,134.88	464,783.19	1,079,410.84	72,835.23
1.1.05.04.0001.626296 - ADIANTAMENTOS POR CONTA DE SALARIO	0	357,763.00	357,763.00	0
1.1.05.04.0001.703007 - ADIANTAMENTO DE 13 SALARIO	667,108.22	804.96	668,013.18	0

BALANCETE (CTRL 05/12/2006)

1.1.25.04.0001.726698 - ADIANTAMENTO DE FERIAS	20,946.66	126,214.23	73,725.66	73,835.23
1.1.25.04.0002 - ADIANTAMENTOS A TERCEIROS	183,439.86	8,106.60	183,439.80	8,106.66
1.1.25.04.0002.647046 - ADIANTAMENTOS A TERCEIROS	183,439.86	8,106.60	183,439.80	8,106.66
1.1.25.04.0003 - ADIANTAMENTOS PARA DESPESAS	17,560.00	8,500.00	14,940.00	11,120.00
1.1.25.04.0003.188420 - AIDDON LIMA BOYS NETO	620	0	620	0
1.1.25.04.0003.189579 - LUCAS DOS SANTOS FIGUEIREDO	1,000.00	0	1,000.00	0
1.1.25.04.0003.190429 - TIAGO DE AZEVEDO FERREIRA	1,000.00	0	1,000.00	0
1.1.25.04.0003.197101 - HUGO BARRETO OLIVEIRA	620	0	620	0
1.1.25.04.0003.198282 - RODRIGO MARTINS DA SILVA	1,000.00	0	1,000.00	0
1.1.25.04.0003.200021 - CATARINA DE MARTINS E GARDHALE	2,000.00	0	2,000.00	0
1.1.25.04.0003.200026 - ALEXANDRE ARAUJA FALEAO LIMA	3,000.00	0	3,000.00	0
1.1.25.04.0003.204435 - LUIS WALDEMAR CERQUEIRA DE SANT'ANA	2,000.00	0	0	2,000.00
1.1.25.04.0003.206437 - GISELLE MENDONCA RANGEL	700	0	700	0
1.1.25.04.0003.333062 - CLAUDIA CRISTINA AP DE SOUZA FONSECA	1,500.00	0	1,500.00	0
1.1.25.04.0003.359986 - CLIVALDO DE ARAUJO BATISTA	7,000.00	1,500.00	7,000.00	1,500.00
1.1.25.04.0003.360066 - JOSE RAIMUNDO DE CERQUEIRA	0	6,000.00	0	6,000.00
1.1.25.04.0003.361963 - CARLOS ALVAREZ SILVA	620	0	0	620
1.1.25.04.0003.762606 - BRUNO CARDOSO ALVES	1,000.00	0	1,000.00	0
1.1.25.04.0003.764434 - NELSON GONZALEZ DE OLIVEIRA JORTE	1,000.00	0	1,000.00	0
1.1.25.04.0003.765953 - CAROLINA SILVEIRA LEITE	4,000.00	0	4,000.00	0
1.1.25.04.0003.782354 - LUCIMARY MOREIRA GOMES CARDOSO	1,500.00	0	1,500.00	0
1.1.25.04.0003.988250 - ALAN SOUZA OLIVEIRA	0	1,000.00	0	1,000.00
1.1.25.04.0003.995353 - CHRISTIAN SANTANA DE LIMA	8,000.00	0	8,000.00	0
1.1.25.04.0003.997153 - TONALDO RAMOS	7,000.00	0	7,000.00	0
1.1.25.04.0004 - PROGRAMA SOCIAL TRIBUTO AO FUTURO	0	13,439.12	400	13,039.12
1.1.25.04.0004.664698 - PROGRAMA SOCIAL TRIBUTO AO FUTURO	0	13,439.12	400	13,039.12
1.1.25.06 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.25.06.0001 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.25.06.0001.661768 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.26 - TRIBUTOS	7,347,396.20	4,130,837.84	1,783,917.70	9,694,366.14
1.1.26.01 - TRIBUTOS A RECUPERAR	7,324,108.69	715,600.20	105,372.05	7,234,628.79
1.1.26.01.0001 - CSLL	2,207,360.31	39,974.19	0	2,247,354.56
1.1.26.01.0001.626296 - CSLL	1,431,218.43	39,974.19	0	1,471,132.82
1.1.26.01.0001.690338 - ANTECIPACAO CSLL	701,298.16	0	0	701,298.16
1.1.26.01.0001.717370 - CSLL BASE NEGATIVA	68,923.58	0	0	68,923.58
1.1.26.01.0002 - PIS	20,619.87	27,948.18	25,983.29	22,584.76
1.1.26.01.0002.626331 - PIS	20,619.87	27,948.18	25,983.29	22,584.76
1.1.26.01.0003 - COFINS	91,291.81	143,663.18	119,922.81	116,776.18
1.1.26.01.0003.626332 - COFINS	91,291.81	143,663.18	119,922.81	116,776.18
1.1.26.01.0004 - IMPOSTO DE RENDA	2,742,996.51	92,654.36	272.67	2,835,158.20
1.1.26.01.0004.626333 - IMPOSTO DE RENDA	2,582,729.73	92,654.36	272.67	2,676,111.42
1.1.26.01.0004.661606 - IRRF 2005	17,596.08	0	0	17,596.08
1.1.26.01.0004.693370 - ANTECIPACAO IR/PJ	133,915.30	0	0	133,915.30
1.1.26.01.0004.719623 - SALDO NEGATIVO IR/PJ	9,304.30	0	0	9,304.30
1.1.26.01.0005 - IR SOBRE APLICAÇÃO FINANCEIRA	1,339,269.79	465.01	0	1,339,484.82
1.1.26.01.0005.626334 - IR SOBRE APLICAÇÃO FINANCEIRA	1,339,269.79	465.01	0	1,339,484.82
1.1.26.01.0007 - SS	407,837.80	289,115.42	277,502.45	419,450.77
1.1.26.01.0007.661806 - SS	407,837.80	289,115.42	277,502.45	419,450.77
1.1.26.01.0008 - INSS	208,187.98	31,737.20	37,422.34	206,472.84
1.1.26.01.0008.661866 - INSS A RECUPERAR	208,187.98	31,737.20	37,422.34	206,472.84
1.1.26.01.0009 - IOF	0	88,136.98	44,068.49	44,068.49
1.1.26.01.0009.726554 - IOF	0	88,136.98	44,068.49	44,068.49
1.1.26.01.0011 - PIS/COFINS/CSLL	3,090.18	27.17	0	3,118.11

BALANCETE CTRL (05/12/2006)

1.1.26.20.0011.620726 - PIS/COFINS/CSLL A RECUPERAR	3,090.18	27.17	0	3,118.11
1.1.26.20 - TRIBUTOS A RECUPERAR DE ORGAOS PUBLICOS	303,160.03	23.18	119.21	303,064.56
1.1.26.20.2001 - ISS A RECUPERAR	296,128.37	0	0	296,128.37
1.1.26.20.2001.626006 - ISS A RECUPERAR	296,128.37	0	0	296,128.37
1.1.26.20.2002 - IR A RECUPERAR	405.37	23.18	0	428.55
1.1.26.20.2002.630347 - IR A RECUPERAR	90.49	23.18	0	113.67
1.1.26.20.2002.630348 - IR A RECUPERAR EXERCICIOS ANTERIORES	314.88	0	0	314.88
1.1.26.20.2003 - COFINS A RECUPERAR	1,826.52	0	0	1,826.52
1.1.26.20.2003.626008 - COFINS A RECUPERAR	1,826.52	0	0	1,826.52
1.1.26.20.2006 - PIS A RECUPERAR	396.54	0	0	396.54
1.1.26.20.2006.626009 - PIS A RECUPERAR	396.54	0	0	396.54
1.1.26.20.2007 - ICMS A RECUPERAR	4,847.39	0	119.21	4,688.18
1.1.26.20.2007.626012 - ICMS A RECUPERAR	4,847.39	0	119.21	4,688.18
1.1.26.34 - PIS E COFINS NAO CUMULATIVOS	19,727.12	3,475,123.17	1,287,986.44	2,206,863.25
1.1.26.34.2001 - PIS SOBRE INSUMOS	3,161.37	52,439.47	48,782.12	3,174.12
1.1.26.34.2001.AM729 - CREDITO DE PIS (-)	2,703.19	39,910.57	39,212.92	4,361.96
1.1.26.34.2001.376250 - CREDITO DE PIS S/ ESTOQUE	812.18	18,527.90	18,527.90	812.18
1.1.26.34.2004 - COFINS SOBRE INSUMOS	16,191.75	232,326.89	224,686.62	23,832.02
1.1.26.34.2004.AM731 - CREDITO DE COFINS (-)	12,451.02	146,986.39	139,346.12	20,091.29
1.1.26.34.2004.376251 - CREDITO DE COFINS S/ ESTOQUE	3,740.73	85,340.50	85,340.50	3,740.73
1.1.26.34.2005 - CREDITO REMANESCENTE DE PIS	0	569,447.27	181,011.47	388,435.82
1.1.26.34.2005.358930 - CREDITO DE PIS	0	569,447.27	181,011.47	388,435.82
1.1.26.34.2006 - CREDITO REMANESCENTE DE COFINS	0	2,622,908.94	833,107.63	1,789,801.31
1.1.26.34.2006.358952 - CREDITO DE COFINS	0	2,622,908.94	833,107.63	1,789,801.31
1.1.27 - ESTOQUES	4,286,275.02	3,470,849.35	3,447,310.52	4,309,813.85
1.1.27.20 - ESTOQUE DE MATERIAIS	4,286,275.02	3,470,849.35	3,447,310.52	4,309,813.85
1.1.27.20.2001 - ESTOQUE DE MATERIAIS	4,286,275.02	3,470,849.35	3,447,310.52	4,309,813.85
1.1.27.20.2001.622728 - ESTOQUE DE MATERIAIS	4,286,275.02	3,470,849.35	3,447,310.52	4,309,813.85
1.1.28 - DESPESAS ANTECIPADAS	738,056.57	10,787.02	222,254.46	526,589.13
1.1.28.20 - DESPESAS ANTECIPADAS	738,056.57	10,787.02	222,254.46	526,589.13
1.1.28.20.2001 - SEGUROS A APROPRIAR	384,661.85	10,786.02	68,878.74	326,569.13
1.1.28.20.2001.626017 - SEGUROS A APROPRIAR	384,661.85	10,786.02	68,878.74	326,569.13
1.1.28.20.2002 - TAXAS	113,314.72	0	113,314.72	0
1.1.28.20.2002.626018 - TAXAS	113,314.72	0	113,314.72	0
1.1.28.20.2030 - OUTRAS DESPESAS ANTECIPADAS	0	1	1	0
1.1.28.20.2030.630306 - VALORES A CLASSIFICAR-DIVERSOS	0	1	1	0
1.1.29 - INTRACOMPANHIA	0	26,766.70	26,766.70	0
1.1.29.20 - INTRACOMPANHIA	0	26,766.70	26,766.70	0
1.1.29.20.2020 - INGRESSOS DE FATURAS	0	3,433.13	3,433.13	0
1.1.29.20.2020.960631 - 5758 - INGRESSOS DE FATURAS	29,175.60	3,433.13	0	32,608.73
1.1.29.20.2020.960671 - 5758A - INGRESSOS DE FATURAS	29,175.60 C	0	3,433.13	32,608.73 C
1.1.29.20.2030 - SAQUES ESCRITURAIS (INDIRETOS)	0	24,605.48	24,605.48	0
1.1.29.20.2030.960635 - 5758 - SAQUES ESCRITURAIS (INDIRETOS)	275,886.24 C	282.49	24,283.46	309,889.21 C
1.1.29.20.2030.960645 - 5758A - SAQUES ESCRITURAIS (INDIRETOS)	146,143.87	23,486.96	138.8	166,492.06
1.1.29.20.2030.960676 - 5758B - SAQUES ESCRITURAIS (INDIRETOS)	131,744.37	3,836.03	183.22	137,397.32
1.1.29.20.2032 - GASTOS DE SUPERVISAO/REPASSE DE CUSTOS	0	728.09	728.09	0
1.1.29.20.2032.960637 - 5758 - GASTOS SUPERVISAO/REPASSE CUSTOS	198,753.05	728.09	0	199,479.14
1.1.29.20.2032.960647 - 5758A - GASTOS SUPERVISAO/REPASSE CUSTOS	7,746.60	0	330.87	7,315.73
1.1.29.20.2032.960678 - 5758B - GASTOS SUPERVISAO/REPASSE CUSTOS	206,497.65 C	0	197.22	206,694.87 C
1.1.29.20.2090.960640 - 5758 - SALDO ANTERIOR	21,254,626.13 C	0	0	21,254,626.13 C
1.1.29.20.2090.960670 - 5758A - SALDO ANTERIOR	7,940,938.58	0	0	7,940,938.58
1.1.29.20.2090.960681 - 5758B - SALDO ANTERIOR	13,116,369.55	0	0	13,116,369.55
1.2 - ATIVO NÃO CIRCULANTE	707,771,438.36	23,120,683.49	23,123,388.83	707,768,780.37

BALANCETE CETREL (31/12/2016)

1.2.21 - REALIZAVEL A LONGO PRAZO	49,822,498.63	3,914,443.45	4,553,088.26	47,183,843.79
1.2.21.01 - COLIGADAS E CONTROLADAS	2,698,300.00	50,000.00	2,748,000.00	0
1.2.21.01.0001 - CONTAS CORRENTES	2,698,300.00	50,000.00	2,748,000.00	0
1.2.21.01.0001.998000 - CETREL BIOENERGIA	2,698,300.00	50,000.00	2,748,000.00	0
1.2.21.04 - IMPOSTOS DIFERIDOS E A RECUPERAR	31,931,141.83	837,153.21	1,794,302.34	30,974,392.83
1.2.21.04.0001 - IMPOSTO DE RENDA DIFERIDO	22,229,131.06	618,243.25	1,319,339.88	21,528,394.43
1.2.21.04.0001.626534 - IMPOSTO DE RENDA DIFERIDC	22,229,131.06	618,243.25	1,319,339.88	21,528,394.43
1.2.21.04.0002 - CSLL DIFERIDO	9,722,203.77	219,309.96	474,962.36	9,466,358.37
1.2.21.04.0002.626535 - CSLL DIFERIDO	9,722,203.77	219,309.96	474,962.36	9,466,358.37
1.2.21.10 - CONTAS BANCARIAS DE RESERVA - LP	1,058,451.06	250,125.08	0	1,248,576.14
1.2.21.10.0001 - CONTA RESERVA LP	1,058,451.06	250,125.08	0	1,248,576.14
1.2.21.10.0001.911712 - CETREL SA BRADESCO AG 2844 C/C 13398-0	1,058,451.06	250,125.08	0	1,248,576.14
1.2.21.11 - DEPOSITOS JUDICIAIS	10,093,670.39	796,761.16	0	10,890,431.25
1.2.21.11.0002 - DEPOSITOS TRABALHISTAS	2,094,609.32	754,433.37	0	2,849,203.69
1.2.21.11.0002.626534 - DEPOSITOS TRABALHISTAS	546,759.70	754,433.37	0	1,301,394.07
1.2.21.11.0002.670526 - BLOQUEIOS JUDICIAIS	1,547,813.62	0	0	1,547,815.62
1.2.21.11.0004 - DEPOSITOS TRIBUTARIOS	7,999,060.77	42,334.79	0	8,041,415.56
1.2.21.11.0004.626536 - DEPOSITOS TRIBUTARIOS	7,999,060.77	42,334.79	0	8,041,415.56
1.2.21.12 - DESPESAS ANTECIPADAS	83,225.62	0	12,786.02	70,439.60
1.2.21.12.0001 - DESPESAS ANTECIPADAS	83,225.62	0	12,786.02	70,439.60
1.2.21.12.0001.674392 - SEGUROS A APROPRIAR	83,225.62	0	12,786.02	70,439.60
1.2.22 - INVESTIMENTOS	58,764,726.19	4,067,003.96	3,723,298.05	59,108,355.09
1.2.22.01 - PARTICIPAÇÃO EM SOCIEDADES COLIG.E CONTR	57,041,883.46	4,067,003.96	3,719,255.13	57,394,362.47
1.2.22.01.0001 - PARTICIPAÇÃO EM SOCIEDADES COLIG.E CONTR	57,041,883.46	3,275,783.71	2,927,138.90	57,394,362.47
1.2.22.01.0001.840731 - DISTRIBUIDORA DE AGUA CAMAÇARI S.A	55,761,652.68	3,209,185.76	1,608,086.98	57,366,710.56
1.2.22.01.0001.838701 - CETREL BIOENERGIA	1,252,420.27	66,107.95	1,319,018.02	0
1.2.22.01.0001.838706 - OUTROS INVESTIMENTOS	27,810.91	0	0	27,810.91
1.2.22.01.0002 - AGIO NA AQUISIÇÃO DE INVESTIMENTOS	0	792,150.25	792,150.25	0
1.2.22.01.0002.799862 - (-) PROV PARA MANUT DA INTEGRIDADE DO PL	0	792,150.25	792,150.25	0
1.2.22.02 - OUTROS INVESTIMENTOS	1,718,825.12	0	4,092.90	1,714,792.62
1.2.22.02.0002 - OUTROS INVESTIMENTOS	1,718,825.12	0	4,092.90	1,714,792.62
1.2.22.02.0002.838757 - DEPRECIACAO ACUMULADA - CETREL	796,070.66 C	0	4,082.90	800,133.16 C
1.2.22.02.0002.838758 - EDIFICIOS E CONSTRUCOES	2,422,250.12	0	0	2,422,250.12
1.2.22.02.0002.838759 - PROPRIEDADES PARA INVESTIMENTO	92,646.06	0	0	92,646.06
1.2.23 - IMOBILIZADO	159,278,326.03	15,810,995.14	12,967,959.41	157,962,664.88
1.2.23.01 - BENS EM OPERAÇÃO	453,612,691.64	12,003,792.85	11,557,862.08	454,098,562.45
1.2.23.01.0001 - TERRENOS	13,764,263.59	0	0	13,764,263.59
1.2.23.01.0001.626346 - TERRENOS	5,514,904.44	0	0	5,514,904.44
1.2.23.01.0001.977400 - TERRENOS REAVALIAÇÃO	8,249,359.15	0	0	8,249,359.15
1.2.23.01.0002 - EDIFICACOES E INSTALACOES	106,612,582.69	5,626,355.44	5,646,592.40	106,592,305.73
1.2.23.01.0002.626347 - EDIFICACOES E INSTALACOES	88,229,681.64	5,626,355.44	5,646,592.40	88,209,404.68
1.2.23.01.0002.977102 - EDIFICACOES E INSTALACOES REAVALIAÇÃO	18,382,901.25	0	0	18,382,901.25
1.2.23.01.0003 - MAQUINAS E EQUIPAMENTOS	149,837,164.88	4,893,426.60	4,386,238.84	150,344,352.73
1.2.23.01.0003.626348 - MAQUINAS E EQUIPAMENTOS	137,717,701.62	4,893,426.60	4,386,238.84	138,224,889.47
1.2.23.01.0003.977101 - MAQUINAS E EQUIPAMENTOS REAVALIAÇÃO	12,119,463.26	0	0	12,119,463.26
1.2.23.01.0004 - MOVEIS E UTENSILIOS	4,438,336.99	63,049.73	49,916.81	4,449,269.87
1.2.23.01.0004.626349 - MOVEIS E UTENSILIOS	4,438,336.99	63,049.73	49,916.81	4,449,269.87
1.2.23.01.0005 - VEICULOS E EMBARCACOES	809,243.44	0	17,000.00	792,243.44
1.2.23.01.0005.626350 - VEICULOS E EMBARCACOES	809,243.44	0	17,000.00	792,243.44
1.2.23.01.0007 - EQUIPAMENTOS DE INFORMATICA	4,236,803.63	43,865.60	37,099.60	4,243,642.63
1.2.23.01.0007.626352 - EQUIPAMENTOS DE INFORMATICA	4,236,803.63	43,865.60	37,099.60	4,243,642.63
1.2.23.01.0011 - OUTRAS BENFEITORIAS	11,941,577.13	3,119.11	3,119.11	11,941,577.13
1.2.23.01.0011.626355 - OUTRAS BENFEITORIAS	0	3,119.11	3,119.11	0

BALANCETE (CTRL) (05/12/2016)

1.2.20.26.2011.612426 - INVESTIMENTOS EM IMOVEIS DE TERCEIROS	11,941,577.13	0	0	11,941,577.13
1.2.20.26.2013 - INSTALACOES ESPECIFICAS	390,244.72	0	0	390,244.72
1.2.20.26.2013.618013 - INSTALACOES ESPECIFICAS	390,244.72	0	0	390,244.72
1.2.20.26.2018 - BARRAGENS E CANAIS	41,877,808.12	0	0	41,877,808.12
1.2.20.26.2018.860711 - BARRAGENS E CANAIS	24,922,433.23	0	0	24,922,433.23
1.2.20.26.2018.977531 - BARRAGENS E CANAIS REAVALIAÇÃO	20,955,425.39	0	0	20,955,425.39
1.2.20.26.2019 - TUBULACOES	111,714,824.47	1,171,916.28	1,171,916.28	111,714,824.47
1.2.20.26.2019.860713 - TUBULACOES	94,787,815.35	1,171,916.28	1,171,916.28	94,787,815.35
1.2.20.26.2019.977559 - TUBULACOES REAVALIAÇÃO	16,927,008.12	0	0	16,927,008.12
1.2.20.32 - CONSTRUCOES E OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.20.32.2005 - CONSTRUCOES E OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.20.32.2005.611326 - OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.20.29 - DEPRECIACAO	292,922,466.10 €	151,119.83	1,105,364.92	292,203,308.47 €
1.2.20.29.2001 - EDIFICACOES E INSTALACOES	41,322,708.92 €	3,009.81	219,476.16	41,539,165.27 €
1.2.20.29.2001.327448 - EDIFICACOES E INSTALACOES LEI 12.973/14	2,952,843.60 €	0	0	2,952,843.60 €
1.2.20.29.2001.328434 - EDIFICACOES E INSTAL. REAVALIAÇÃO (L 12973)	348,172.89 €	0	0	348,172.89 €
1.2.20.29.2001.626357 - EDIFICACOES E INSTALACOES	32,134,505.49 €	3,009.81	186,502.76	32,319,968.44 €
1.2.20.29.2001.977100 - EDIFICACOES E INSTALACOES REAVALIAÇÃO	9,686,786.94 €	0	32,973.40	9,717,760.34 €
1.2.20.29.2002 - MAQUINAS E EQUIPAMENTOS	154,177,705.33 €	126,435.23	495,053.81	154,546,323.90 €
1.2.20.29.2002.328451 - MAQUINAS E EQUIPAMENTOS (L 12973)	1,456,476.12	0	0	1,456,476.12
1.2.20.29.2002.626358 - MAQUINAS E EQUIPAMENTOS	120,114,758.19 €	126,435.23	495,053.81	120,483,357.17 €
1.2.20.29.2002.977101 - MAQUINAS E EQUIPAMENTOS REAVALIAÇÃO	32,119,463.26 €	0	0	32,119,463.26 €
1.2.20.29.2003 - MOVEIS E UTENSILIOS	3,542,792.48 €	11.5	18,479.66	3,319,260.04 €
1.2.20.29.2003.328456 - MOVEIS E UTENSILIOS (L 12973)	32,933.84	0	0	32,933.84
1.2.20.29.2003.626359 - MOVEIS E UTENSILIOS	3,373,729.12 €	11.5	18,479.66	3,392,191.88 €
1.2.20.29.2006 - VEICULOS E EMBARCACOES	626,411.19 €	57,000.00	8,603.39	578,064.38 €
1.2.20.29.2006.328466 - VEICULOS E EMBARCACOES (L 12973)	3,920.35	0	0	3,920.35
1.2.20.29.2006.626360 - VEICULOS E EMBARCACOES	630,331.54 €	57,000.00	8,603.39	581,984.93 €
1.2.20.29.2006 - EQUIPAMENTOS DE INFORMATICA	3,928,731.05 €	6,365.37	9,980.90	3,932,345.96 €
1.2.20.29.2006.328470 - EQUIPAMENTO DE INFORMATICA (L 12973)	159,905.14 €	0	0	159,905.14 €
1.2.20.29.2006.626362 - EQUIPAMENTOS DE INFORMATICA	3,768,825.91 €	6,365.37	9,980.90	3,772,440.84 €
1.2.20.29.2010 - OUTRAS BENFEITORIAS	5,564,477.24 €	0	114,807.66	5,679,285.00 €
1.2.20.29.2010.328472 - BENFEITORIAS IMOVEIS TERCEIROS (L 12973)	430,779.92	0	0	430,779.92
1.2.20.29.2010.730726 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	5,995,257.26 €	0	114,807.66	6,110,064.92 €
1.2.20.29.2012 - INSTALACOES ESPECIFICAS	252,065.10 €	0	1,921.67	253,986.77 €
1.2.20.29.2012.328476 - INSTALACOES ESPECIFICAS (L 12973)	30,619.23	0	0	30,619.23
1.2.20.29.2012.618019 - INSTALACOES ESPECIFICAS	282,683.26 €	0	1,921.67	284,604.98 €
1.2.20.29.2019 - BARRAGENS E CANAIS	28,869,940.16 €	0	73,882.74	28,943,823.12 €
1.2.20.29.2019.328479 - BARRAGENS E CANAIS (L 12973)	3,463,470.24 €	0	0	3,463,470.24 €
1.2.20.29.2019.328480 - BARRAGENS E CANAIS REAVALIAÇÃO (L 12973)	3,091,118.49 €	0	0	3,091,118.49 €
1.2.20.29.2019.977632 - BARRAGENS E CANAIS	61,424,321.24 €	0	39,705.38	61,464,032.42 €
1.2.20.29.2019.977610 - BARRAGENS E CANAIS REAVALIAÇÃO	63,951,306.59 €	0	31,177.96	63,982,208.95 €
1.2.20.29.2020 - TUBULACOES	73,213,395.91 €	667.12	350,261.89	73,532,442.28 €
1.2.20.29.2020.328482 - TUBULACOES (L 12973)	5,271,392.61 €	0	0	5,271,392.61 €
1.2.20.29.2020.328483 - TUBULACOES REAVALIAÇÃO (L 12973)	967,104.43	0	0	967,104.43
1.2.20.29.2020.977800 - TUBULACOES	54,292,126.29 €	667.12	278,606.30	54,580,065.06 €
1.2.20.29.2020.977563 - TUBULACOES REAVALIAÇÃO	14,226,663.43 €	0	11,405.59	14,238,069.02 €
1.2.20.29.2021 - CONJUNTO DE VALOS	2,959,710.40 €	0	64,494.13	3,024,204.53 €
1.2.20.29.2021.328484 - CONJUNTO DE VALOS (L 12973)	12,868.15	0	0	12,868.15
1.2.20.29.2021.977562 - CONJUNTO DE VALOS	3,012,578.91 €	0	64,494.13	3,077,073.04 €
1.2.20.29.2022 - POCOS ARTESIANOS	2,666,828.22 €	0	7,599.79	2,674,428.01 €
1.2.20.29.2022.328485 - POCOS ARTESIANOS (L 12973)	26.11 €	0	0	26.11 €
1.2.20.29.2022.977565 - POCOS ARTESIANOS	2,666,802.11 €	0	7,599.79	2,674,401.90 €

BALANCETE CETREL (31/12/2006)

1.2.23.24 - IMOBILIZADO INALIENÁVEL	11,146,470.66	0	0	11,146,470.66
1.2.23.24.0005 - CONJUNTO DE VALOR	11,578,832.00	0	0	11,578,832.00
1.2.23.24.0005.818776 - CONJUNTO DE VALOR	11,578,832.00	0	0	11,578,832.00
1.2.23.24.0006 - POCOS ARTESIANOS	3,567,608.66	0	0	3,567,608.66
1.2.23.24.0006.818778 - POCOS ARTESIANOS	3,567,608.66	0	0	3,567,608.66
1.2.23.25 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.23.25.0001 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.23.25.0001.595008 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.24 - ATIVO INTANGÍVEL	404,106,574.94	3,267,884.94	2,279,073.07	403,154,986.81
1.2.24.28 - ATIVO INTANGÍVEL	469,874,236.83	87,168.62	63,136.19	469,898,269.26
1.2.24.28.0001 - AQUISICAO DE SOFTWARE	8,267,718.44	87,168.62	63,136.19	8,291,750.87
1.2.24.28.0001.626865 - AQUISICAO DE SOFTWARE	8,267,718.44	87,168.62	63,136.19	8,291,750.87
1.2.24.28.0006 - ÁGIO	461,606,520.39	0	0	461,606,520.39
1.2.24.28.0006.594734 - MAIS VALIA - IMOBILIZADO	98,310,794.43	0	0	98,310,794.43
1.2.24.28.0006.594735 - MAIS VALIA - CONTRATO COM CLIENTES	56,319,787.26	0	0	56,319,787.26
1.2.24.28.0006.594736 - MAIS VALIA - FORNECIMENTO DE ENERGIA	52,419,496.00	0	0	52,419,496.00
1.2.24.28.0006.594737 - MAIS VALIA - CAPTAÇÃO DE ÁGUA	92,432,093.90	0	0	92,432,093.90
1.2.24.28.0006.594738 - ÁGIO NA AQUISIÇÃO (GOODWILL)	162,114,408.80	0	0	162,114,408.80
1.2.24.32 - AMORTIZACOES	65,768,063.83 C	3,200,246.32	2,215,134.88	64,783,152.43 C
1.2.24.32.0001 - AQUISICAO DE SOFTWARE	7,681,895.34 C	18.67	31,313.60	7,713,190.27 C
1.2.24.32.0001.312089 - AQUISICAO DE SOFTWARE (L.32973)	5,153.42	0	0	5,153.42
1.2.24.32.0001.626571 - AQUISICAO DE SOFTWARE	7,687,045.76 C	18.67	31,313.60	7,718,340.69 C
1.2.24.32.0006 - ÁGIO	58,086,170.51 C	3,200,227.65	2,184,210.28	57,070,162.18 C
1.2.24.32.0006.589291 - MAIS VALIA - CAPTAÇÃO DE ÁGUA	5,390,122.16 C	0	114,003.49	5,504,125.65 C
1.2.24.32.0006.594739 - MAIS VALIA - IMOBILIZADO	40,920,135.34 C	0	173,989.99	41,094,125.33 C
1.2.24.32.0006.594740 - MAIS VALIA - CONTRATO COM CLIENTES	6,302,452.32 C	0	134,094.73	6,436,547.05 C
1.2.24.32.0006.594741 - MAIS VALIA - FORNECIMENTO DE ENERGIA	3,870,460.73 C	0	124,903.42	3,995,364.15 C
1.2.24.32.0006.626574 - ÁGIO	0	3,200,227.65	3,200,227.65	0
1.2.25.28 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.25.28.0001 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.25.28.0001.626577 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.25.32 - AMORTIZACOES ACUMULADAS	41,959,552.27 C	0	0	41,959,552.27 C
1.2.25.32.0001 - AMORTIZACOES	41,959,552.27 C	0	0	41,959,552.27 C
1.2.25.32.0001.626578 - AMORTIZACOES	41,959,552.27 C	0	0	41,959,552.27 C
2 - PASSIVO	731,981,265.66	36,903,315.21	42,648,222.57	741,686,172.97
2.1 - CIRCULANTE	29,322,984.28	29,668,878.18	36,929,124.00	36,583,229.90
2.1.21 - EMPRÉSTIMOS E FINANCIAMENTOS - CP	5,417,087.43	500,776.61	500,919.46	5,417,230.28
2.1.21.02 - EMPREST E FINANC - PROJ FINANC-M NACIONAL	5,417,087.43	500,776.61	500,919.46	5,417,230.28
2.1.21.02.0001 - BANCOS COMERCIAIS	5,417,087.43	500,776.61	500,919.46	5,417,230.28
2.1.21.02.0001.691831 - EMPRESTIMOS E FINANC - CETREL	5,438,761.47	497,815.18	497,276.23	5,438,222.52
2.1.21.02.0001.714682 - (-) CUSTO DE TRANSACAO	21,674.04 D	2,961.43	3,643.23	20,992.24 D
2.1.23 - FORNECEDORES	3,711,121.22	17,207,414.24	16,068,141.28	2,617,612.26
2.1.23.28 - FORNECEDORES	3,711,121.22	17,207,414.24	16,068,141.28	2,617,612.26
2.1.23.28.0001 - FORNECEDORES MOEDA NACIONAL	3,379,844.66	11,242,825.49	12,186,949.19	2,325,968.36
2.1.23.28.0001.628669 - FORNECEDORES MOEDA NACIONAL	3,379,844.66	11,242,825.49	12,186,949.19	2,325,968.36
2.1.23.28.0004 - SERVICOS MEDIDOS A PAGAR	371,676.56	5,966,588.75	5,882,196.09	291,683.90
2.1.23.28.0004.628571 - SERVICOS MEDIDOS A PAGAR	371,676.56	5,966,588.75	5,882,196.09	291,683.90
2.1.25 - DEBENTURES	13,017,757.33	2,639,202.33	2,669,817.74	13,050,562.71
2.1.25.28 - DEBENTURES A PAGAR	13,017,757.33	2,639,202.33	2,669,817.74	13,050,562.71
2.1.25.28.0001 - DEBENTURES A PAGAR (PROJ. FINANC)	13,017,757.33	2,639,202.33	2,669,817.74	13,050,562.71
2.1.25.28.0001.664666 - DEBENTURES A PAGAR (PROJ. FINANC)	13,221,930.54	2,624,268.07	2,671,961.08	13,273,623.55
2.1.25.28.0001.810543 - (-) CUSTO DE TRANSACAO - DEBENTURES	184,173.24 D	14,724.26	13,916.66	183,040.84 D
2.1.26 - OBRIGACOES SOCIAIS TRABALHISTAS	4,331,413.74	3,258,143.78	8,212,074.14	7,326,384.10

BALANCETE CTPRO. (31/12/2006)

2.1.26.31 - OBRIGACOES TRABALHISTAS A PAGAR	121,180.39	3,620,802.39	5,142,103.42	3,647,360.40
2.1.26.31.0001 - SALARIOS A PAGAR	0.0	3,202,258.23	3,202,258.23	0.0
2.1.26.31.0001.628173 - SALARIOS A PAGAR	0.0	3,186,762.95	3,186,762.95	0.0
2.1.26.31.0001.671066 - PENSAO ALIMENTICIA	0.0	15,495.28	15,495.28	0.0
2.1.26.31.0004 - RESCISOES A PAGAR	0.0	77,576.10	77,576.10	0.0
2.1.26.31.0004.628176 - RESCISOES A PAGAR	0.0	77,576.10	77,576.10	0.0
2.1.26.31.0005 - PARTICIPACAO SOBRE RESULTADOS/PLR	0.0	0	3,122,440.51	3,122,440.51
2.1.26.31.0005.628177 - PLR - PARTIC.S/LUCROS OU RESULTADO	0.0	0	3,122,440.51	3,122,440.51
2.1.26.31.0006 - BENEFICIOS	121,180.39	299,145.47	298,585.97	124,620.89
2.1.26.31.0006.671068 - ASSISTENCIA MEDICA	0.0	169,262.10	169,262.10	0.0
2.1.26.31.0006.671069 - ASSISTENCIA ODONTOLOGICA	0.0	11,209.40	11,209.40	0.0
2.1.26.31.0006.671067 - PREVIDENCIA PRIVADA	99,783.98	99,783.98	97,922.43	97,922.43
2.1.26.31.0006.722317 - GREMIO E ASSOCIACOES	7,453.88	6,903.00	7,946.39	8,482.27
2.1.26.31.0006.722318 - SEGURO DE VIDA EM GRUPO	10,943.13	12,912.99	12,221.65	18,251.19
2.1.26.31.0500 - OUTROS PROVENTOS	0.0	43,476.19	43,476.19	0.0
2.1.26.31.0500.671067 - EMPRESTIMOS CONSIGNADOS	0.0	43,476.19	43,476.19	0.0
2.1.26.32 - OBRIGACOES SOCIAIS, PREV.TRIBUT.A REC.	997,545.85	1,499,457.17	1,660,415.93	1,137,962.65
2.1.26.32.0001 - FGTS A RECOLHER	147,465.58	193,609.50	201,956.56	167,820.22
2.1.26.32.0001.628180 - FGTS A RECOLHER	147,465.58	193,609.50	201,956.56	167,820.22
2.1.26.32.0002 - INSS A RECOLHER	195,165.98	1,117,756.90	1,065,460.27	143,309.35
2.1.26.32.0002.628181 - INSS A RECOLHER	195,165.98	1,117,756.90	1,065,460.27	143,309.35
2.1.26.32.0003 - IRRF A RECOLHER	190,151.72	189,715.78	192,246.28	193,242.22
2.1.26.32.0003.628182 - IRRF A RECOLHER	190,151.72	189,715.78	192,246.28	193,242.22
2.1.26.32.0006 - CONTRIBUICAO SINDICAL E OUTRAS	4,362.57	4,362.17	3,790.82	3,790.82
2.1.26.32.0006.628183 - CONTRIBUICAO SINDICAL E OUTRAS	4,362.57	4,362.17	3,790.82	3,790.82
2.1.26.33 - PROVISOES	1,269,327.10	2,139,254.22	1,436,286.81	2,571,960.09
2.1.26.33.0001 - PROVISOES DE 13 SALARIO	1,262,380.83	1,874,227.12	612,041.39	0.0
2.1.26.33.0001.628184 - PROVISOES DE 13 SALARIO	924,668.10	1,372,445.97	447,777.87	0.0
2.1.26.33.0001.701700 - ENCARGOS SOBRE 13 SALARIOS	337,517.73	501,781.15	164,263.42	0.0
2.1.26.33.0002 - PROVISAO DE FERIAS	2,007,341.67	293,027.10	794,245.52	2,571,960.09
2.1.26.33.0002.628185 - PROVISAO DE FERIAS	1,470,856.85	184,383.29	597,725.60	1,884,199.16
2.1.26.33.0002.701701 - ENCARGOS SOBRE FERIAS	536,484.82	41,643.81	196,519.92	687,760.93
2.1.27 - TRIBUTOS A RECOLHER	1,423,826.72	2,870,180.12	3,416,783.16	1,969,431.76
2.1.27.31 - TRIBUTOS A RECOLHER	1,114,567.23	2,554,493.99	2,881,929.62	1,442,002.86
2.1.27.31.0004 - PIS A RECOLHER	137,829.96	347,889.97	210,915.31	855.32
2.1.27.31.0004.313323 - PIS S/ REC FIN A RECOLHER	598.54	621.65	878.43	855.32
2.1.27.31.0004.628229 - PIS A RECOLHER	137,229.40	347,268.32	212,256.92	0.0
2.1.27.31.0005 - COFINS A RECOLHER	631,363.18	1,616,099.72	985,998.74	1,261.13
2.1.27.31.0005.313324 - COFINS S/ REC FIN A RECOLHER	3,683.36	3,825.13	1,405.76	1,261.13
2.1.27.31.0005.628230 - COFINS A RECOLHER	631,680.15	1,612,274.13	980,593.98	0.0
2.1.27.31.0006 - ISS A RECOLHER	341,426.78	502,375.32	569,516.04	408,140.10
2.1.27.31.0006.628231 - ISS A RECOLHER	321,895.84	502,375.32	549,556.31	313,076.87
2.1.27.31.0006.960570 - ISS A RECOLHER - NÃO RETIDO	31,531.94	0	19,957.60	51,463.60
2.1.27.31.0010 - PIS/COFINS DIFERIDOS	0.0	0	1,027,343.11	1,027,343.11
2.1.27.31.0010.896750 - PIS/COFINS DIFERIDOS	0.0	0	1,027,343.11	1,027,343.11
2.1.27.31.0500 - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	0.0	88,136.98	88,136.98	0.0
2.1.27.31.0500.662466 - IOF S/OPERACOES FINANCEIRAS	0.0	88,136.98	88,136.98	0.0
2.1.27.32 - TRIBUTOS RETIDOS DE TERCEIROS	309,264.49	316,686.23	334,853.72	327,428.88
2.1.27.32.0001 - IR RETIDO DE TERCEIROS	30,631.12	30,133.61	41,103.06	41,600.93
2.1.27.32.0001.628296 - IR RETIDO DE TERCEIROS	28,220.63	28,122.76	42,513.21	42,611.12
2.1.27.32.0001.662446 - IRRF S/SERVICOS TERCEIROS/PF	383.38	383.38	0	0.0
2.1.27.32.0001.662447 - IRRF S/ALUGUEIS	1,483.85	1,483.85	2,660.45	2,660.45
2.1.27.32.0001.662448 - IRRF S/ COOPERATIVA	143.66	143.66	319.36	319.36

BALANCETE CITREL (31/12/2016)

2.1.07.02.0004 - INSS RETIDO DE TERCEIROS	122,853.45	121,529.74	192,164.47	193,488.18
2.1.07.02.0004.628237 - INSS RETIDO DE TERCEIROS	121,421.12	121,529.74	192,164.47	192,055.85
2.1.07.02.0004.684386 - INSS RPA AUTONOMO	1,432.33	0	0	1,432.33
2.1.07.02.0006 - ISS RETIDO DE TERCEIROS	61,529.83	68,639.60	113,817.17	106,707.38
2.1.07.02.0006.646006 - ISS RETIDO DE TERCEIROS	61,529.83	68,639.60	113,817.17	106,707.38
2.1.07.02.0007 - CSLL/PIS/COFINS DE TERCEIROS	92,446.71	91,983.34	177,339.02	177,802.39
2.1.07.02.0007.612467 - CSLL/PIS/COFINS DE TERCEIROS	92,446.71	91,983.34	177,339.02	177,802.39
2.1.08 - OUTRAS CONTAS A PAGAR	1,212,343.57	1,212,393.58	1,426,649.80	1,426,599.79
2.1.08.01 - OUTRAS CONTAS A PAGAR	1,212,343.57	1,212,393.58	1,426,649.80	1,426,599.79
2.1.08.01.0002 - ADIANTAMENTO DE CLIENTES	138,743.39	138,793.38	49.99	0.0
2.1.08.01.0002.662866 - ADIANTAMENTO DE CLIENTES	138,743.39	138,793.38	49.99	0.0
2.1.08.01.0003 - OUTRAS CONTAS A PAGAR	1,073,600.18	1,073,600.20	1,426,599.81	1,426,599.79
2.1.08.01.0003.656606 - OUTRAS CONTAS A PAGAR	1,073,600.18	1,073,600.20	1,426,599.81	1,426,599.79
2.1.09 - DIVIDENDOS E JCP	143,492.10	19,757.38	4,610,834.30	4,734,569.02
2.1.09.01 - DIVIDENDOS E JCP A PAGAR	143,492.10	19,757.38	4,610,834.30	4,734,569.02
2.1.09.01.0001 - DIVIDENDOS A PAGAR	143,492.10	0	4,591,076.92	4,734,569.02
2.1.09.01.0001.640030 - ODEBRECHT UTILITIES SA	0.0	0	2,921,297.80	2,921,297.80
2.1.09.01.0001.836784 - MINORITARIOS CITREL	143,492.10	0	1,669,779.12	1,813,271.22
2.1.09.01.0002 - JCP A PAGAR	0.0	19,757.38	19,757.38	0.0
2.1.09.01.0002.836785 - MINORITARIOS CITREL	0.0	19,757.38	19,757.38	0.0
2.2 - NAO CIRCULANTE	234,142,317.44	2,580,126.78	5,617,867.24	237,179,651.90
2.2.01 - EMPRESTIMOS E FINANCIAMENTOS L.P.	7,220,520.97	412,448.81	2,964.43	6,760,203.59
2.2.01.01 - EMPREST. E FINANC.(PROJ.FINANC)-MOE.NACION	7,220,520.97	412,448.81	2,964.43	6,760,203.59
2.2.01.01.0001 - BANCO COMERCIAL	7,220,520.97	412,448.81	2,964.43	6,760,203.59
2.2.01.01.0001.691834 - EMPRESTIMOS E FINANC - CITREL	7,214,466.82	412,448.81	0	6,802,058.06
2.2.01.01.0001.871300 - (-)CUSTO DE TRANSACAO	64,945.83 D	0	2,964.43	61,984.42 D
2.2.06 - PROVISOES	6,472,625.89	64,275.95	559,346.99	6,967,680.92
2.2.06.01 - PROVISOES PARA CONTINGENCIAS	6,472,625.89	64,275.95	559,346.99	6,967,680.92
2.2.06.01.0001 - PROVISOES PARA CONTINGENC.TRABALHISTAS	1,631,809.46	64,275.95	530,214.90	2,097,752.41
2.2.06.01.0001.628250 - PROVISOES PARA CONTINGENC.TRABALHISTAS	1,631,809.46	64,275.95	530,214.90	2,097,752.41
2.2.06.01.0002 - PROVISOES PARA CONTINGENC.TRIBUTARIAS	3,368,778.41	0	13,354.99	3,382,133.40
2.2.06.01.0002.628251 - PROVISOES PARA CONTINGENC.TRIBUTARIAS	3,368,778.41	0	13,354.99	3,382,133.40
2.2.06.01.0003 - PROVISOES PARA CONTINGENC.CIVEIS	1,472,267.37	0	15,772.10	1,487,795.07
2.2.06.01.0003.628252 - PROVISOES PARA CONTINGENC.CIVEIS	1,472,267.37	0	15,772.10	1,487,795.07
2.2.07 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02 - IMPOSTOS E CONTRIBUICOES DIFERIDOS	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02.0003 - IRPJ/CSLL DIFERIDOS	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02.0003.696791 - IRPJ DIFERIDO	66,179,743.13	291,000.42	0	65,888,742.71
2.2.07.02.0003.696792 - CSLL DIFERIDO	23,824,707.42	104,760.15	0	23,719,947.27
2.2.08 - DEBENTURES	97,124,306.85	1,041,600.00	14,724.26	96,097,431.11
2.2.08.01 - DEBENTURES A PAGAR	97,124,306.85	1,041,600.00	14,724.26	96,097,431.11
2.2.08.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	97,124,306.85	1,041,600.00	14,724.26	96,097,431.11
2.2.08.01.0001.684766 - DEBENTURES A PAGAR (PROJ.FINANCE)	97,920,200.00	1,041,600.00	0	96,878,600.00
2.2.08.01.0001.745334 - (-)CUSTO DE TRANSACAO - DEBENTURES	795,893.15 D	0	14,724.26	781,168.89 D
2.2.09 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	33,331,733.19	627,447.45	5,040,834.56	37,745,120.30
2.2.09.01 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	33,331,733.19	627,447.45	5,040,834.56	37,745,120.30
2.2.09.01.0001 - OBRIGACOES A PAGAR - RATEIO DESPESAS	205,844.36	423,272.14	439,189.57	221,761.79
2.2.09.01.0001.728318 - ODEBRECHT AMBIENTAL/RATEIO DESPESAS ADC	205,844.36	423,272.14	439,189.57	221,761.79
2.2.09.01.0007 - CSC	204,175.31	204,175.31	133,455.34	133,455.34
2.2.09.01.0007.959088 - TI	117,732.77	117,732.77	19,308.28	19,308.28
2.2.09.01.0007.897150 - CSC	86,442.54	86,442.54	114,147.06	114,147.06
2.2.09.01.0016 - MUTUO	32,921,713.52	0	4,468,189.45	37,389,902.97
2.2.09.01.0016.332930 - DISTRIBUIDORA DE AGUA DE CAMAÇARI	32,921,713.52	0	4,468,189.45	37,389,902.97

BALANCETE (CETREL 05/11/2006)

2.3 - PATRIMONIO LIQUIDO	472,146,164.28	4,692,306.25	100,835.33	467,924,497.17
2.3.21 - CAPITAL SOCIAL	240,321,818.30	0	0	240,321,818.30
2.3.21.20 - CAPITAL INTEGRALIZADO	240,321,818.30	0	0	240,321,818.30
2.3.21.20.0001 - CAPITAL SUBSCRITO	240,321,818.30	0	0	240,321,818.30
2.3.21.20.0001.628211 - CAPITAL SUBSCRITO	240,321,818.30	0	0	240,321,818.30
2.3.22 - RESERVAS DE CAPITAL	173,411,991.20	0	0	173,411,991.20
2.3.22.20 - RESERVAS DE CAPITAL	173,411,991.20	0	0	173,411,991.20
2.3.22.20.0001 - AGIO NA EMISSAO DE ACOES	140,082,006.35	0	0	140,082,006.35
2.3.22.20.0001.628217 - AGIO NA EMISSAO DE ACOES	140,082,006.35	0	0	140,082,006.35
2.3.22.20.0002 - RESERVAS DE CAPITAL	33,368,986.25	0	0	33,368,986.25
2.3.22.20.0002.768110 - RESERVAS DE CAPITAL	3,998,413.10	0	0	3,998,413.10
2.3.22.20.0002.810027 - RESERVA ESPECIAL DE AGIO	29,381,572.75	0	0	29,381,572.75
2.3.23 - RESERVAS DE LUCROS	38,061,726.73	2,265.74	2,265.74	38,061,726.73
2.3.23.20 - RESERVAS DE LUCROS	38,061,726.73	2,265.74	2,265.74	38,061,726.73
2.3.23.20.0001 - RESERVAS DE LUCROS	14,562,343.54	2,265.74	0	14,570,777.80
2.3.23.20.0001.628218 - RESERVAS DE LUCROS	14,562,343.54	2,265.74	0	14,570,777.80
2.3.23.20.0002 - RESERVA LEGAL	6,755,261.39	0	0	6,755,261.39
2.3.23.20.0002.628219 - RESERVA LEGAL	6,755,261.39	0	0	6,755,261.39
2.3.23.20.0007 - RESERVA PARA INCENTIVOS FISCAIS	16,748,401.77	0	2,265.74	16,750,667.51
2.3.23.20.0007.628264 - RESERVA PARA INCENTIVOS FISCAIS	16,748,401.77	0	2,265.74	16,750,667.51
2.3.24 - PREJUIZOS ACUMULADOS	691,475.63 D	4,637,286.10	73,556.41	5,231,205.32 D
2.3.24.20 - PREJUIZOS ACUMULADOS	691,475.63 D	4,637,286.10	73,556.41	5,231,205.32 D
2.3.24.20.0001 - RESULTADO DO EXERCICIO	0 D	4,150,076.92	0	4,150,076.92 D
2.3.24.20.0001.628261 - RESULTADO DO EXERCICIO	0 D	4,150,076.92	0	4,150,076.92 D
2.3.24.20.0002 - PREJUIZOS ACUMULADOS DE ANOS ANTERIORES	18,299,776.22 D	0	0	18,299,776.22 D
2.3.24.20.0002.628266 - PREJUIZOS ACUMULADOS	18,299,776.22 D	0	0	18,299,776.22 D
2.3.24.20.0004 - REALIZACAO DA RESERVAS DE REAVALIACAO	17,608,300.59	21,009.18	73,556.41	17,656,847.82
2.3.24.20.0004.539469 - REALIZACAO DA RESERVAS DE REAVALIACAO	18,483,621.89	0	73,556.41	18,557,178.30
2.3.24.20.0004.200257 - IRPJ / CSLL DIFERIDOS	875,321.30 D	21,009.18	0	896,330.48 D
2.3.26 - RESERVAS DE REAVALIACAO	21,668,521.13	73,556.41	21,009.18	21,615,974.29
2.3.26.20 - RESERVAS DE REAVALIACAO	21,668,521.13	73,556.41	21,009.18	21,615,974.29
2.3.26.20.0001 - RESERVAS DE REAVALIACAO	21,668,521.13	73,556.41	21,009.18	21,615,974.29
2.3.26.20.0001.818791 - RESERVAS DE REAVALIACAO	28,581,420.16	73,556.41	0	28,507,863.97
2.3.26.20.0001.818792 - IRPJ / CSLL DIFERIDOS	6,912,898.86 D	0	21,009.18	6,891,889.68 D
3 - RECEITAS	133,869,523.76	9,430,776.64	22,205,498.11	164,373,984.97
3.1 - RECEITAS OPERACIONAIS	127,916,350.50	7,644,802.15	18,679,518.83	138,946,009.82
3.1.21 - RECEITAS/SERVICOS	144,795,372.46	5,938,555.02	18,318,347.26	157,191,066.70
3.1.21.01 - RECEITAS SERV. DE TRATAMENTO RESIDUOS	2,280,339.10	73,505.28	263,915.20	2,470,749.02
3.1.21.01.0001 - REC SERV. TRATAMENTO RESIDUOS - ATACADO	2,280,339.10	73,505.28	263,915.20	2,470,749.02
3.1.21.01.0001.978601 - INCINERACAO DE SÓLIDOS-INCENT.	2,198.77	0	0	2,198.77
3.1.21.01.0001.978602 - RESÍDUOS ESPECIAIS-INCENT.	2,281,641.14	73,505.28	263,915.20	2,472,051.06
3.1.21.01.0001.978603 - COPROCESSAMENTO	1,495.19	0	0	1,495.19
3.1.21.02 - SERV TRATAM.AGUA E EFLUENTES USINA	106,278,326.71	3,332,096.65	13,936,964.08	116,902,954.16
3.1.21.02.0001 - TRATAM.AGUA E EFLUENTES USINA - ATACADO	106,278,326.71	3,332,096.65	13,936,964.08	116,902,954.16
3.1.21.02.0001.978610 - EFLUENTES ORGÂNICOS-INCENT.	88,678,264.19	4,057,592.73	11,123,883.75	95,744,555.60
3.1.21.02.0001.978611 - EFLUENTES INORGÂNICOS-INCENT.	17,599,762.12	1,254,443.10	2,813,080.25	19,158,398.49
3.1.21.03 - SERVICOS GERENCIAMENTO RESIDUOS USINA	37,258.46	0	0	37,258.46
3.1.21.03.0001 - GERENCIAMENTO RESIDUOS USINA - ATACADO	37,258.46	0	0	37,258.46
3.1.21.03.0001.777795 - GERENCIAMENTO RESIDUOS USINA - ATACADO	37,258.46	0	0	37,258.46
3.1.21.05 - MONITORAMENTO AMBIENTAL	31,524,366.14	103,009.09	3,810,164.18	34,802,223.23
3.1.21.05.0001 - MONITORAMENTO AMBIENTAL	31,524,366.14	103,009.09	3,810,164.18	34,802,223.23
3.1.21.05.0001.978602 - MONITORAMENTO DO AR	7,857,459.80	0	358,420.26	8,215,882.34
3.1.21.05.0001.978603 - MONITORAMENTO DO AR-INCENT.	6,438,275.13	50,210.17	671,929.44	7,056,365.82

BALANCETE CETREL (05/12/2016)

3.1.21.05.0001.978650 - MONITORAMENTO DE ÁGUA	4,252,389.21	0	389,087.93	4,641,477.18
3.1.21.05.0001.978651 - MONITORAMENTO DE ÁGUA/INCENT	10,591,294.66	178,425.92	2,232,266.46	12,404,050.20
3.1.21.05.0001.978652 - MONITORAMENTO OCEANOGRÁFICO	2,300,647.10	104,310.00	110,688.21	2,440,385.71
3.1.21.06 - CONSULTORIA AMBIENTAL	1,957,278.10	0	87,364.04	2,044,639.14
3.1.21.06.0001 - CONSULTORIA AMBIENTAL	1,957,278.10	0	87,364.04	2,044,639.14
3.1.21.06.0001.978670 - CONSULTORIA	194,429.61	0	33,094.87	224,998.48
3.1.21.06.0001.978690 - CONSULTORIA DO AR	343,699.91	0	0	343,699.91
3.1.21.06.0001.978711 - CONSULTORIA SOLO E ÁGUAS SUBT	1,418,174.94	0	56,786.17	1,475,961.11
3.1.21.08 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.21.08.0001 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.21.08.0001.978570 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.50 - DEDUÇÕES DA RECEITA (-)	1,337,082.20 D	28,749.32	0	1,366,231.52 D
3.1.50.20 - DEDUÇÕES DA RECEITA (-)	1,337,082.20 D	28,749.32	0	1,366,231.52 D
3.1.50.20.0001 - CANCELAMENTOS (-)	1,337,082.20 D	28,749.32	0	1,366,231.52 D
3.1.50.20.0001.621577 - CANCELAMENTOS (-)	474,802.30 D	2,195.88	0	476,998.18 D
3.1.50.20.0001.992030 - CANCELAMENTOS RECEITA INCENTIVADA	1,062,679.90 D	26,553.44	0	1,089,233.34 D
3.1.60 - TRIBUTOS SOBRE FATURAMENTO (-)	17,634,608.39 D	1,696,390.77	192,914.12	19,150,086.04 D
3.1.60.20 - TRIBUTOS (-)	17,634,608.39 D	1,696,390.77	192,914.12	19,150,086.04 D
3.1.60.20.0001 - PIS (-)	2,368,710.04 D	204,170.64	445.07	2,567,875.80 D
3.1.60.20.0001.623579 - PIS (-)	309,106.18 D	18,267.76	0	327,375.94 D
3.1.60.20.0001.992430 - PIS - RECEITA INCENTIVADA (-)	2,054,642.06 D	186,302.88	445.07	2,240,499.87 D
3.1.60.20.0002 - COFINS (-)	10,887,176.85 D	942,264.78	2,253.28	11,827,793.62 D
3.1.60.20.0002.623574 - COFINS (-)	1,423,771.02 D	84,143.43	0	1,507,963.45 D
3.1.60.20.0002.992450 - COFINS - RECEITA INCENTIVADA (-)	9,462,805.83 D	858,121.35	2,253.28	10,318,878.17 D
3.1.60.20.0009 - ISS (-)	4,381,281.30 D	349,556.35	176,419.04	4,554,418.65 D
3.1.60.20.0009.623571 - ISS (-)	610,920.26 D	31,096.77	3,196.38	642,760.87 D
3.1.60.20.0009.992470 - ISS - RECEITA INCENTIVADA (-)	3,771,361.02 D	314,519.58	171,222.66	4,115,457.94 D
3.1.70 - OUTRAS RECEITAS OPERACIONAIS	2,291,368.23	1,200.00	175,090.45	2,467,258.68
3.1.70.20 - OUTRAS RECEITAS OPERACIONAIS	2,291,368.23	1,200.00	175,090.45	2,467,258.68
3.1.70.20.0001 - RECEITAS ENTRE PARTES RELACIONADAS	1,975,819.94	0	174,385.45	2,150,205.39
3.1.70.20.0001.625747 - CETREL LUMINA TECNOLOGIA E ENG.AMBIENTAL	1,975,819.94	0	174,385.45	2,150,205.39
3.1.70.20.0030 - OUTRAS RECEITAS OPERACIONAIS	317,548.29	1,200.00	705	317,053.29
3.1.70.20.0030.622729 - OUTRAS RECEITAS OPERACIONAIS	303,676.96	1,200.00	0	302,476.96
3.1.70.20.0030.789709 - RECEITA NA VENDA DE SUCATAS	13,871.33	0	705	14,576.33
3.2 - RECEITAS FINANCEIRAS	2,727,632.22	19,473.84	145,626.20	2,853,784.58
3.2.20 - RECEITAS FINANCEIRAS	2,719,187.18	19,473.84	144,943.23	2,844,656.57
3.2.21.20 - RECEITAS FINANCEIRAS	2,851,795.69	13,354.99	144,943.23	2,983,383.93
3.2.21.20.0001 - PARTES RELACIONADAS - MÚTUO	10,526.72	0	0	10,526.72
3.2.21.20.0001.201206 - DISTRIBUIDORA DE ÁGUA CAMAÇARI	10,526.72	0	0	10,526.72
3.2.21.20.0003 - ATUALIZAÇÕES MONETÁRIAS	590,476.19	13,354.99	80,363.15	657,484.35
3.2.21.20.0003.623083 - ATUALIZAÇÕES MONETÁRIAS	590,476.19	13,354.99	80,363.15	657,484.35
3.2.21.20.0005 - DESCONTOS CONDICIONAIS OBTIDOS	14,875.19	0	0	14,875.19
3.2.21.20.0005.623081 - DESCONTOS CONDICIONAIS OBTIDOS	14,875.19	0	0	14,875.19
3.2.21.20.0007 - JUROS SOBRE ATRASO DE PAGAMENTO	127.9	0	2,055.62	2,183.52
3.2.21.20.0007.623087 - ENCARGOS S/ ATRASO DE PAGAMENTO	127.9	0	2,055.62	2,183.52
3.2.21.20.0009 - RENDIMENTOS SOBRE APLICAÇÃO FINANCEIRA	2,235,789.29	0	62,524.46	2,298,313.75
3.2.21.20.0009.617747 - RENDIMENTOS S/APLICAÇÃO FINANCEIRA	2,235,789.29	0	62,524.46	2,298,313.75
3.2.21.22 - TRIBUTOS SOBRE RECEITAS FINANCEIRAS	132,608.51 D	6,118.85	0	138,727.36 D
3.2.21.22.0001 - PIS E COFINS	132,608.51 D	6,118.85	0	138,727.36 D
3.2.21.22.0001.328331 - PIS	18,536.67 D	855.32	0	19,391.99 D
3.2.21.22.0001.328332 - COFINS	114,071.84 D	5,263.53	0	119,335.37 D
3.2.22 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91
3.2.22.20 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91

BALANCETE CITREL (31/12/2006)

3.2.02.26.0001 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.18	0	682.77	9,127.95
3.2.02.26.0001.620989 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.18	0	682.77	9,127.95
3.3 - RESULTADO DE PARTICIPACOES SOCIETARIAS	21,025,340.64	1,766,402.69	3,375,260.72	22,534,190.67
3.3.01 - EQUIVALENCIA PATRIMONIAL	21,025,340.64	1,766,402.69	3,375,260.72	22,534,190.67
3.3.01.01 - GANHOS/PERDAS NOS INVEST.COL/S/CONTROL	21,025,340.64	1,766,402.69	3,375,260.72	22,534,190.67
3.3.01.01.0001 - CONTROLADAS	21,025,340.64	1,766,402.69	3,375,260.72	22,534,190.67
3.3.01.01.0001.104960 - AMBIAGE ANALISES AMBIENTAIS	149,296.47	0	0	149,296.47
3.3.01.01.0001.841390 - CITREL BIOENERGIA	1,599,453.43 D	158,323.83	66,074.96	1,491,702.26 D
3.3.01.01.0001.810999 - DISTRIBUIDORA DE AGUA CAMACARI	22,276,537.58	1,608,086.88	3,209,185.76	23,877,606.46
4 - CUSTOS / DESPESAS	136,469,562.80	34,383,478.34	24,337,262.83	146,541,978.31
4.1 - CUSTOS	76,357,966.12	18,806,780.06	13,296,360.96	81,468,382.22
4.1.01 - CUSTOS OPERACIONAIS	64,841,179.22	17,063,187.70	8,219,272.16	74,109,284.23
4.1.01.01 - CUSTO COM PESSOAL	25,895,982.13	7,175,765.72	3,811,132.16	29,252,617.27
4.1.01.01.0001 - REMUNERACOES	12,209,027.64	1,259,358.72	128,263.96	14,172,282.20
4.1.01.01.0001.622210 - SALARIOS	8,910,441.17	779,715.11	3,587.71	9,686,572.57
4.1.01.01.0001.622211 - FERIAS	0	118,936.93	118,936.93	0
4.1.01.01.0001.622213 - ADICIONAL NOTURNO	469,461.64	47,186.05	0	516,647.69
4.1.01.01.0001.622215 - ADICIONAL POR PERICULOSIDADE	2,289,705.40	215,807.57	0	2,505,333.37
4.1.01.01.0001.622216 - AVISO PREVIO	266,995.65	30,635.82	0	297,629.47
4.1.01.01.0001.622217 - BOLSA DE ESTAGIO	131,354.97	12,360.00	0	143,714.97
4.1.01.01.0001.622219 - HORA EXTRA	338,970.71	29,628.77	0	368,360.48
4.1.01.01.0001.622220 - OUTROS PROVENTOS	5,059.48 C	913.33	5,199.32	9,861.47 C
4.1.01.01.0001.661366 - HONORARIOS DA DIRETORIA	607,134.98	56,354.14	0	663,489.12
4.1.01.01.0002 - BENEFICIOS	4,971,600.72	515,715.11	66,607.95	5,416,703.88
4.1.01.01.0002.622221 - ALIMENTACAO	976,913.89	95,430.46	7,762.18	1,064,544.17
4.1.01.01.0002.622222 - ASSISTENCIA MEDICA	1,064,291.49	135,845.73	48,621.22	1,151,252.30
4.1.01.01.0002.622223 - EXAMES MEDICOS	110,461.60	4,420.94	0	114,882.54
4.1.01.01.0002.622224 - ASSISTENCIA ODONTOLOGICA	3,852.13	9,182.29	9,036.00	4,008.33
4.1.01.01.0002.622226 - TREINAMENTOS	137,848.86	47,376.05	743.56	184,483.35
4.1.01.01.0002.622227 - GREMIO E ASSOCIACOES	16,398.41	2,495.85	0	18,894.30
4.1.01.01.0002.622228 - CIOXPREV	233,840.89	23,030.07	0	262,870.96
4.1.01.01.0002.622229 - SEGURO DE VIDA EM GRUPO	76,471.46	6,346.39	162.9	82,653.50
4.1.01.01.0002.622230 - TRANSPORTE DE PESSOAL	2,007,253.29	132,297.31	86.39	2,139,464.16
4.1.01.01.0002.622231 - VALE TRANSPORTE	98,186.76	6,366.10	198	104,255.36
4.1.01.01.0002.622232 - OUTROS BENEFICIOS	279,797.50	68,968.33	0	348,759.83
4.1.01.01.0003 - PARTICIPAÇÃO SOBRE RESULTADOS/PLR	256,532.00 C	2,251,426.86	0	1,994,874.86
4.1.01.01.0003.622234 - PARTICIPAÇÃO S/LUCROS OU RESULTADOS/PLR	256,532.00 C	2,251,426.86	0	1,994,874.86
4.1.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	5,746,426.22	1,153,904.01	125,546.69	6,774,776.54
4.1.01.01.0004.622236 - ENCARGOS S/PROVISAO DE 13	274,515.17	133,643.85	407,858.32	0
4.1.01.01.0004.622237 - ENCARGOS S/PROVISAO DE FERIAS	14,794.22 C	160,557.79	28,997.25	116,766.52
4.1.01.01.0004.622239 - FGTS SOBRE SALARIOS	1,438,197.36	199,643.07	0	1,638,237.43
4.1.01.01.0004.622240 - INSS SOBRE SALARIOS	4,248,410.91	660,273.30	88,713.62	4,819,772.18
4.1.01.01.0005 - PROVISAO	2,425,496.73	1,923,351.20	1,094,675.96	3,254,170.78
4.1.01.01.0005.622243 - PROVISAO DE 13 SALARIO	889,116.10	1,456,707.13	1,094,675.96	1,249,154.07
4.1.01.01.0005.622244 - PROVISAO DE FERIAS	1,136,376.23	468,647.49	0	2,005,005.72
4.1.01.02 - CUSTOS COM MATERIAIS	1,314,920.22	2,059,309.13	1,507,792.44	1,866,922.11
4.1.01.02.0001 - MATERIAIS	1,271,247.34	1,992,566.43	1,500,520.05	1,763,259.65
4.1.01.02.0001.206103 - MATERIAL DE INSTRUMENTACAO	871,764.39	442,066.86	2,322.50	1,311,528.65
4.1.01.02.0001.622245 - COMBUSTIVEIS E LUBRIFICANTES	941,549.23	71,989.48	14,337.49	999,201.22
4.1.01.02.0001.622246 - EQUIPAMENTOS E FERRAMENTAS	353,917.25	106,135.31	414,354.06	46,004.54
4.1.01.02.0001.622247 - IMPRESSOS E FORMULARIOS	42,616.00	4,646.72	700.37	46,562.35
4.1.01.02.0001.622248 - MATERIAIS DE LIMPEZA E HIGIENE	6,703.46	4,966.00	4,718.60	6,950.86
4.1.01.02.0001.622249 - MATERIAIS HOMOLOGOS	34,791.27	6,326.10	29,243.20	11,881.26

BALANCETE (CTRL 31/12/2006)

4.1.21.32.0001.622251 - MATERIAL DE CONSTRUCAO	0	4,674.54	4,674.54	0
4.1.21.32.0001.622252 - MATERIAL DE EXPEDIENTE, USO E CONSUMO	171,838.88	28,537.12	6,832.11	193,544.09
4.1.21.32.0001.622253 - MATERIAL ELETRICO	328,123.32	363,887.88	233,598.76	458,412.44
4.1.21.32.0001.622255 - MATERIAL DE PAVIMENTACAO E CALCAMENTO	0	13,783.04	13,783.04	0
4.1.21.32.0001.622256 - MATERIAL DE MANUTENCAO DE VEICULOS	98,979.18	2,917.86	1,353.79	100,543.25
4.1.21.32.0001.622257 - MATERIAL DE MANUTENCAO ELETROMECANICA	0	199.74	146.4	53.34
4.1.21.32.0001.622260 - MATERIAL DE SEGURANCA E PROTECAO - EPI	6,729.56	0	0	6,729.56
4.1.21.32.0001.622261 - MATERIAL DE SEGURANCA E PROTECAO - EP	115,164.33	8,132.14	797.41	123,899.36
4.1.21.32.0001.622262 - MATERIAL LABORATORIAL	1,560,277.63	233,384.75	5,612.69	1,798,204.69
4.1.21.32.0001.622264 - MATERIAIS DE MANUTENCAO DE EQUIPAMENTO	595,848.19	133,295.80	79,468.76	653,605.23
4.1.21.32.0001.622265 - OUTROS MATERIAIS	92,306.94	663,769.77	696,378.56	59,398.12
4.1.21.32.0001.647166 - UNIFORMES	42,917.69	2,136.41	0	45,054.10
4.1.21.32.0002 - MATERIAL QUIMICO DE TRATAMENTO	83,557.68	27,343.13	7,272.35	103,628.46
4.1.21.32.0002.759063 - MATERIAL QUIMICO DE TRATAMENTO	83,557.68	27,343.13	7,272.35	103,628.46
4.1.21.33 - CUSTOS COM SERVICOS	29,437,541.13	4,824,639.86	3,860,134.22	32,391,045.75
4.1.21.33.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	1,213,667.62	184,398.30	41,708.00	1,412,357.92
4.1.21.33.0001.622268 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	478,305.16	79,919.07	0	558,225.23
4.1.21.33.0001.622269 - ALUGUEIS DE VEICULOS PJ	683,726.96	100,738.90	41,708.00	738,257.86
4.1.21.33.0001.622271 - OUTROS ALUGUEIS PJ	152,535.50	3,741.33	0	151,876.83
4.1.21.33.0002 - ALUGUEIS PESSOA FISICA	66,765.60	25,675.36	12,835.68	79,621.28
4.1.21.33.0002.622272 - ALUGUEIS DE IMOVEIS PF	42,765.60	25,675.36	12,835.68	55,621.28
4.1.21.33.0002.622273 - OUTROS ALUGUEIS PF	24,000.00	0	0	24,000.00
4.1.21.33.0003 - COMUNICACAO	392,775.00	21,317.27	13,863.14	320,228.13
4.1.21.33.0003.622274 - CORREIOS	78,764.33	5,374.13	0	84,138.46
4.1.21.33.0003.622275 - INTERNET	76,268.94	8,713.53	0	84,982.47
4.1.21.33.0003.622276 - RADIO E COMUNICACAO	11,747.63	440.34	0	12,187.97
4.1.21.33.0003.622277 - TELEFONIA FIXA	51,801.08	5,162.37	5,760.00	59,205.41
4.1.21.33.0003.622278 - TELEFONIA MOVEL	90,190.22	5,626.90	12,103.14	83,713.78
4.1.21.33.0004 - MANUTENCOES	7,845,200.06	769,345.64	4,369.97	8,608,576.63
4.1.21.33.0004.206470 - MANUTENCAO DE ELETRICA	1,749,708.73	195,532.22	0	1,945,240.95
4.1.21.33.0004.206471 - MANUTENCAO DE INSTRUMENTACAO	52,877.13	4,073.76	0	56,949.27
4.1.21.33.0004.622279 - MANUTENCAO DE IMOVEIS	3,114,312.36	293,208.33	0	3,447,321.69
4.1.21.33.0004.622280 - MANUTENCAO DE INFORMATICA	4,832.32	55	55	4,832.32
4.1.21.33.0004.622281 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	2,728,328.43	318,345.73	0	2,960,854.16
4.1.21.33.0004.622289 - MANUTENCAO DE VEICULOS	182,331.83	17,182.60	6,314.97	193,179.26
4.1.21.33.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	2,142,378.19	324,562.68	56,366.62	2,410,974.65
4.1.21.33.0005.622287 - CONSULTORIA / ASSESSORIAS	2,142,378.19	306,132.68	38,116.62	2,410,974.65
4.1.21.33.0005.626606 - CONSULTORIA TECNICA	0	18,010.00	18,010.00	0
4.1.21.33.0006 - SERVICOS PESSOA JURIDICA	8,046,355.21	4,174,442.17	3,649,795.96	8,575,701.42
4.1.21.33.0006.189091 - SERVICO DE APOIO OPERACIONAL	324,548.92	36,120.68	558	360,111.60
4.1.21.33.0006.560070 - SERVICO DE SONDAGEM PJ	373,373.50	0	0	373,373.50
4.1.21.33.0006.622290 - SERVICO DE ANALISE LABORATORIAL PJ	824,104.05	19,426.37	0	843,998.42
4.1.21.33.0006.622292 - SERVICO DE LAVANDERIA PJ	97,982.69	12,270.92	0	110,253.61
4.1.21.33.0006.622293 - SERVICO DE LIMPEZA E HIGIENE PJ	1,037,902.24	93,817.50	0	1,131,719.74
4.1.21.33.0006.622296 - SERVICO DE VIGILANCIA PJ	2,855,126.27	279,710.86	4,538.75	3,130,321.38
4.1.21.33.0006.622297 - SERVICO TOPOGRAFICO PJ	64,698.00	11,214.82	0	75,912.82
4.1.21.33.0006.622299 - TRANSPORTE DE RESIDUOS SOLIDOS PJ	246,829.39	182,625.60	11,454.95	415,934.28
4.1.21.33.0006.622300 - TRANSPORTES, FRETES E CARRETOS PJ	208,494.43	109,680.86	0	318,175.29
4.1.21.33.0006.622301 - OUTROS SERVICOS DE TERCEIROS PJ	1,032,040.24	3,710,653.13	3,631,280.05	1,132,413.29
4.1.21.33.0006.642606 - DESENVOL. E MANUTENCAO DE SOFTWARE	119,752.65	21,645.60	0	141,398.25
4.1.21.33.0006.648233 - SERVICOS GRAFICOS	33,527.78	2,647.80	963.21	35,211.37
4.1.21.33.0006.720534 - TRATAMENTO DE RESIDUOS QUIMICOS	70,827.71	786.36	0	71,614.07
4.1.21.33.0006.726213 - MAO DE OBRA TEMPORARIA	320,773.88	30,839.72	0	351,613.60

BALANCETE CETREL (31/12/2006)

4.1.21.20.2006.720600 - DISPOSICAO FINAL DE RESIDUOS SOLIDOS	11,606.10	0	0	11,606.10
4.1.21.20.2007 - SERVICOS PESSOA FISICA	30,269.71	3,665.24	119	33,765.95
4.1.21.20.2007.622311 - TRANSPORTES, FRETES E CARRETOS PF	0	2,963.24	119	2,846.24
4.1.21.20.2007.622318 - OUTROS SERVICOS DE TERCEIROS PF	30,269.71	602	0	30,919.71
4.1.21.20.2008 - ENERGIA ELETRICA	9,680,209.42	917,062.20	85,219.95	10,512,051.77
4.1.21.20.2008.622311 - ENERGIA ELETRICA AGUA	0	1,184.72	1,184.72	0
4.1.21.20.2008.838809 - ENERGIA ELETRICA	9,680,209.42	915,877.48	84,075.13	10,512,051.77
4.1.21.24 - CUSTO COM VIAGENS	221,571.07	53,486.69	986	274,071.76
4.1.21.24.2001 - CUSTO COM VIAGENS	221,571.07	53,486.69	986	274,071.76
4.1.21.24.2001.622317 - HOSPEDAGEM	45,504.79	5,966.52	0	51,471.31
4.1.21.24.2001.622318 - PASSAGENS	94,705.11	21,136.46	400	115,441.57
4.1.21.24.2001.622319 - OUTRAS DESPESAS COM VIAGENS	81,361.17	22,235.17	186	103,410.34
4.1.21.24.2001.930710 - REFEICAO	0	148.54	0	148.54
4.1.21.25 - TRIBUTOS, TAXAS E CONTRIBUICOES	2,240,720.77	173,430.10	28,305.91	2,385,844.96
4.1.21.25.2001 - FEDERAIS	291,994.65	18,144.85	28,305.91	281,837.39
4.1.21.25.2001.622335 - OUTROS TRIBUTOS E TAXAS	291,994.65	18,144.85	28,305.91	281,837.39
4.1.21.25.2002 - ESTADUAIS	220,479.52	3,930.13	0	222,410.05
4.1.21.25.2002.622326 - IPVA E SEGURO OBRIGATORIO	16,252.60	0	0	16,252.60
4.1.21.25.2002.622329 - OUTROS TRIBUTOS E TAXAS	204,226.92	3,930.13	0	206,157.45
4.1.21.25.2003 - MUNICIPAIS	1,728,246.60	151,354.72	0	1,883,605.32
4.1.21.25.2003.622330 - IPTU	1,307,422.05	118,856.19	0	1,426,278.64
4.1.21.25.2003.622331 - TFF - TAXA DE FISCALIZACAO	42,637.31	0	0	42,637.31
4.1.21.25.2003.622332 - OUTROS TRIBUTOS E TAXAS	380,187.44	34,498.13	0	414,685.57
4.1.21.26 - CUSTOS ENTRE PARTES RELACIONADAS	849,391.00	0	0	849,391.00
4.1.21.26.2001 - CUSTOS ENTRE PARTES RELACIONADAS	814,391.00	0	0	814,391.00
4.1.21.26.2001.625806 - CETREL LUMINA	500,000.00	0	0	500,000.00
4.1.21.26.2001.930010 - REPASSE CUSTOS FCL / FTP	314,391.00	0	0	314,391.00
4.1.21.26.2006 - CUSTO SERVICO ASA (SEM CRED PIS/COFINS)	35,000.00	0	0	35,000.00
4.1.21.26.2006.930497 - OUTRAS ASSESSORIAS E CONSULTORIAS	35,000.00	0	0	35,000.00
4.1.21.27 - SERVICOS MEDIDOS S/ CREDITO	52,078.13	1,139,190.76	986,655.73	204,613.16
4.1.21.27.2001 - SERVICOS MEDIDOS S/ CREDITO	52,078.13	1,139,190.76	986,655.73	204,613.16
4.1.21.27.2001.820339 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	4,847.96	19,173.00	26,541.44	3,920.48 C
4.1.21.27.2001.820340 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	218,281.22	221,417.88	218,281.22	221,417.88
4.1.21.27.2001.830332 - CONSULTORIA / ASSESSORIA	3,664.00 C	0	0	3,664.00 C
4.1.21.27.2001.830727 - OUTROS SERVICOS DE TERCEIROS	0	2,389.91	0	2,389.91
4.1.21.27.2001.839729 - PROVISAO ENERGIA ELETRICA	167,391.01 C	895,812.97	742,029.07	17,607.15 C
4.1.21.32 - OUTROS CUSTOS	793,089.81	100,770.08	11,271.70	882,188.19
4.1.21.32.2001 - SEGUROS	447,225.63	68,876.14	0	516,099.77
4.1.21.32.2001.622929 - SEGUROS DE RESPONSABILIDADE CIVIL	63,945.07	10,877.70	0	74,822.77
4.1.21.32.2001.622930 - SEGUROS DE VEICULOS	21,376.76	3,857.09	0	25,233.85
4.1.21.32.2001.622932 - SEGUROS OPERACIONAIS	220,634.38	44,155.96	0	264,790.34
4.1.21.32.2001.990810 - SEGUROS DE RISCOS DIVERSOS	139,864.22	12,031.99	0	151,896.21
4.1.21.32.2002 - OUTROS CUSTOS OPERACIONAIS	341,860.18	33,899.34	11,271.70	366,488.82
4.1.21.32.2002.622966 - ASSOCIACOES DE CLASSES	17,888.17	180	0	18,068.17
4.1.21.32.2002.622971 - CONTINGENCIAS TRABALHISTAS	133.62	0	0	133.62
4.1.21.32.2002.631046 - OUTROS CUSTOS OPERACIONAIS	3,810.23	0	0	3,810.23
4.1.21.32.2002.691327 - CONDUCAO E ALIMENTACAO	195,532.77	17,298.24	11,271.70	201,559.31
4.1.21.32.2002.838604 - EMOLUMENTOS E CARTORIO	1,194.69	479.53	0	1,674.22
4.1.21.32.2002.838605 - LIVROS/JORNAIS/REVISTAS/PERIODICOS	2,110.00	0	0	2,110.00
4.1.21.32.2002.A76400 - EVENTOS E PATROCINIOS	124,742.73	13,933.57	0	138,676.30
4.1.22 - CUSTOS C/DEPRECIACAO E AMORTIZACAO	13,714,876.70	1,304,299.20	0	15,019,175.90
4.1.22.28 - CUSTOS C/DEPRECIACAO	12,507,339.14	1,172,195.25	0	13,679,534.39
4.1.22.28.2001 - CUSTOS COM DEPRECIACAO	12,507,339.14	1,172,195.25	0	13,679,534.39

BALANCETE CITREL (31/12/2006)

4.1.22.26.0001.622972 - VEICULOS E EMBARCACOES	60,621.83	4,132.06	0	64,653.87
4.1.22.26.0001.623167 - MOVEIS E UTENSILIOS	121,163.78	12,275.19	0	133,434.97
4.1.22.26.0001.623170 - EQUIPAMENTOS DE INFORMATICA	17,655.62	2,432.42	0	20,088.04
4.1.22.26.0001.623171 - EDIFICACOES E INSTALACOES	812,206.14	91,191.08	0	903,397.22
4.1.22.26.0001.660007 - INSTALACOES ESPECIFICAS	19,098.84	3,763.72	0	22,862.56
4.1.22.26.0001.718247 - MAQS E EQUIPS(NAO TOMA CRED.PIS/COFINS)	4,987,211.28	493,865.94	0	5,481,077.22
4.1.22.26.0001.730697 - EDIFIC/INSTAL (NAO TOMA CRED.PIS/COFINS)	981,349.87	93,565.99	0	1,074,915.86
4.1.22.26.0001.800108 - VEICULOS (NAO TOMA CRED.PIS/COFINS)	45,576.63	4,143.33	0	49,719.96
4.1.22.26.0001.977652 - BARRAGENS E CANAIS	102,936.57	9,252.09	0	112,188.66
4.1.22.26.0001.977670 - BARR. CANAIS (NAO TOMA CRED.PIS/COFINS)	151,257.70	11,750.70	0	163,008.40
4.1.22.26.0001.977671 - TUBULACOES	1,825,715.43	167,276.58	0	1,992,992.01
4.1.22.26.0001.977690 - TUBULACOES(NAO TOMA CRED.PIS/COFINS)	1,224,640.06	111,329.72	0	1,335,969.78
4.1.22.26.0001.977710 - CONDUTO DE VALOS	491,764.41	41,333.01	0	533,097.42
4.1.22.26.0001.977730 - COND. VALOS (NAO TOMA CRED.PIS/COFINS)	142,624.02	12,965.82	0	155,589.84
4.1.22.26.0001.977731 - POCOS ARTESIANOS	97,397.37	7,199.79	0	104,597.16
4.1.22.26.0001.977750 - DEPRECIACAO REAVALIAÇÃO	799,084.99	72,644.09	0	871,729.08
4.1.22.26.0001.977751 - DEPRECIACAO LEI 8200	376,528.93	34,227.63	0	410,756.56
4.1.22.26.0001.977771 - EXAUSTÃO ¿ CITREL LEI 8200	2,349.30	191.3	0	2,540.60
4.1.22.26.0001.980000 - EQUIP INFORMÁT(NÃO TOMA CRED.PIS/COFINS)	32,978.17	3,826.79	0	36,804.96
4.1.22.32 - CUSTOS COM AMORTIZACAO	1,446,490.93	131,990.62	0	1,578,481.55
4.1.22.32.0001 - CUSTOS COM AMORTIZACAO	1,446,490.93	131,990.62	0	1,578,481.55
4.1.22.32.0001.623172 - AQUISICAO DE SOFTWARE	6,678.88	589.41	0	7,268.29
4.1.22.32.0001.652437 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	1,143,676.89	104,268.06	0	1,247,944.95
4.1.22.32.0001.980191 - AQUIS SOFTWARE(NÃO TOMA CRED.PIS/COFINS)	296,135.16	27,133.15	0	323,268.31
4.1.22.33 - AMORTIZACAO DO INTANGIVEL EM OPERACAO	1,246.63	113.33	0	1,359.96
4.1.22.33.0001 - MAQUINAS E EQUIPAMENTOS - CPC	1,246.63	113.33	0	1,359.96
4.1.22.33.0001.729570 - MAQUINAS E EQUIPAMENTOS - CPC	1,246.63	113.33	0	1,359.96
4.1.23 - CREDITO PIS/COFINS/ICMS SOBRE CUSTOS (-)	1,642,089.60 C	19,293.12	2,077,091.40	3,699,887.88 C
4.1.23.26 - CREDITO DE PIS/COFINS/ICMS (-)	1,642,089.60 C	19,293.12	2,077,091.40	3,699,887.88 C
4.1.23.26.0001 - CREDITO DE PIS (-)	292,915.72 C	3,441.50	370,508.21	659,982.43 C
4.1.23.26.0001.623179 - CREDITO DE PIS (-)	292,915.72 C	3,441.50	370,508.21	659,982.43 C
4.1.23.26.0002 - CREDITO DE COFINS (-)	1,349,173.88 C	15,851.62	1,706,583.19	3,039,905.45 C
4.1.23.26.0002.623180 - CREDITO DE COFINS (-)	1,349,173.88 C	15,851.62	1,706,583.19	3,039,905.45 C
4.3 - DESPESAS ADMINISTRATIVAS	36,198,673.51	7,930,443.30	11,726,616.43	32,402,528.20
4.3.21 - DESPESAS ADMINISTRATIVAS	21,232,234.63	4,921,665.32	9,732,682.96	20,251,213.09
4.3.21.26 - DESPESAS COM PESSOAL	6,542,830.50	2,411,062.99	608,039.19	8,345,854.30
4.3.21.26.0001 - REMUNERACOES	2,188,949.23	313,674.26	101,857.91	2,832,664.15
4.3.21.26.0001.623225 - SALARIOS	1,981,794.00	202,131.82	11,584.62	2,174,301.17
4.3.21.26.0001.623226 - FERIAS	0	36,073.06	36,073.06	0
4.3.21.26.0001.623228 - ADICIONAL NOTURNO	2,382.96	0	0	2,382.96
4.3.21.26.0001.623229 - AVISO PREVIO	10,456.02	0	0	10,456.02
4.3.21.26.0001.623230 - BOLSA DE ESTAGIO	776	0	0	776
4.3.21.26.0001.623232 - HORA EXTRA	1,960.32	12,548.65	0	14,508.97
4.3.21.26.0001.623233 - OUTROS PROVENTOS	27,939.98	9,920.08	52,829.79	14,970.33 C
4.3.21.26.0001.666586 - ADICIONAL DE PERICULOSIDADE	360,269.12	57,221.75	3,592.51	413,898.36
4.3.21.26.0002 - BENEFICIOS	1,181,811.12	176,164.02	66,508.12	1,291,467.02
4.3.21.26.0002.623234 - ALIMENTACAO	283,272.13	26,056.71	0	309,328.84
4.3.21.26.0002.623235 - ASSISTENCIA MEDICA	196,597.69	33,896.04	14,076.90	216,416.83
4.3.21.26.0002.623236 - EXAMES MEDICOS	13,987.41	0	0	13,987.41
4.3.21.26.0002.623237 - ASSISTENCIA ODONTOLOGICA	229.22 C	2,167.18	2,099.20	161.24 C
4.3.21.26.0002.623239 - TREINAMENTOS	30,262.12	17,339.38	14,879.50	32,722.00
4.3.21.26.0002.623240 - GREMIO E ASSOCIACOES	7,671.75	487.55	0	8,159.30
4.3.21.26.0002.623241 - COOPREV	66,375.39	7,063.27	0	73,438.66

BALANCETE CETREL (31/12/2016)

4.3.21.26.0002.621242 - SEGURO DE VIDA EM GRUPO	16,093.20	1,742.69	852.1	16,983.79
4.3.21.26.0002.621243 - TRANSPORTE DE PESSOAL	450,187.66	34,336.80	0	484,524.46
4.3.21.26.0002.621244 - VALE TRANSPORTE	21,664.24	873.4	0	22,537.64
4.3.21.26.0002.621246 - OUTROS BENEFICIOS	100,182.15	12,340.00	0	112,522.15
4.3.21.26.0003 - PARTICIPACAO SOBRE RESULTADO/PLR	742,876.16	1,271,063.65	0	2,013,898.56
4.3.21.26.0003.621247 - PARTICIPACAO SOBRE RESULTADO/PLR	742,876.16	1,271,063.65	0	2,013,898.56
4.3.21.26.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	1,182,892.14	291,132.14	136,912.55	1,339,111.75
4.3.21.26.0004.621248 - INSS SOBRE SALARIOS	862,659.87	179,684.93	14,271.39	1,028,003.41
4.3.21.26.0004.621249 - FGTS SOBRE SALARIOS	252,881.05	31,153.71	3,923.29	284,411.19
4.3.21.26.0004.621250 - ENCARGOS SOBRE PROVISAO DE 13º	62,369.49	41,343.64	103,713.11	0.00
4.3.21.26.0004.621251 - ENCARGOS SOBRE PROVISAO DE FERIAS	47,921.33 C	36,420.76	17,320.40	28,481.74 C
4.3.21.26.0004.621254 - CONTRIBUICAO PATRONAL	52,376.87	0	0	52,376.87
4.3.21.26.0005 - PROVISAO	527,721.02	486,799.18	300,360.15	714,160.05
4.3.21.26.0005.621255 - PROVISAO DE 13	184,609.16	382,820.64	290,120.77	266,307.03
4.3.21.26.0005.621256 - PROVISAO DE FERIAS	343,111.86	105,997.94	1,256.48	447,853.32
4.3.21.26.0006 - HONORARIOS DIRETORIA	514,881.15	67,878.04	0	582,759.15
4.3.21.26.0006.621257 - HONORARIOS DIRETORIA	514,881.15	67,878.04	0	582,759.15
4.3.21.32 - DESPESAS COM MATERIAIS	366,773.17	38,195.73	6,464.19	398,505.71
4.3.21.32.0001 - MATERIAIS	366,773.17	38,195.73	6,464.19	398,505.71
4.3.21.32.0001.621259 - COMBUSTIVEIS E LUBRIFICANTES	21,141.83	3,836.76	334.89	24,647.20
4.3.21.32.0001.621260 - MATERIAIS DE LIMPEZA E HIGIENE	57,650.80	4,718.60	0	62,369.40
4.3.21.32.0001.621261 - MATERIAL DE EXPEDIENTE, USO E CONSUMO	42,328.43	6,334.17	0	48,662.60
4.3.21.32.0001.621262 - MATERIAL DE MANUTENCAO DE VEICULOS	4,324.84	1,253.79	0	5,578.63
4.3.21.32.0001.621263 - MATERIAL DE MANUTENCAO ELETRICA	11,870.14	918.15	0	16,728.69
4.3.21.32.0001.621265 - MATERIAL DE SEGURANCA E PROTECAO - EPI	0	57.69	0	57.69
4.3.21.32.0001.621267 - MATERIAS DE MANUTENCAO DE EQUIPAMENTO	4,153.21	146.4	417.08	3,882.17
4.3.21.32.0001.621268 - OUTROS MATERIAIS	190,109.08	16,509.20	3,233.19	203,376.99
4.3.21.32.0001.642186 - UNIFORMES	395.91	48.32	0	444.23
4.3.21.32.0001.642346 - MATERIAL DE COPA E COZINHA	22,317.39	4,060.35	1,828.67	24,549.17
4.3.21.32.0001.808974 - MATERIAL DE SEGURANCA E PROTECAO - EP	6,695.75	316.4	0	7,012.15
4.3.21.33 - DESPESAS COM SERVICOS	3,958,962.07	796,343.66	37,215.30	4,718,090.43
4.3.21.33.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	84,203.68	17,320.14	4,750.00	96,653.82
4.3.21.33.0001.621269 - ALUGUEIS DE EQUIPAMENTOS INFORMATICA PJ	3,970.10	0	0	3,970.10
4.3.21.33.0001.621270 - ALUGUEIS DE IMOVEIS PJ	7,350.08	272.31	0	7,622.39
4.3.21.33.0001.621271 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	3,100.00	0	0	3,100.00
4.3.21.33.0001.621272 - ALUGUEIS DE VEICULOS PJ	52,497.53	13,901.35	4,750.00	61,648.88
4.3.21.33.0001.621273 - CONDOMINIO PJ	7,011.97	487.48	0	7,499.45
4.3.21.33.0001.621274 - OUTROS ALUGUEIS PJ	13,700.00	2,660.00	0	16,360.00
4.3.21.33.0003 - COMUNICACAO E DESPESAS POSTAIS	198,347.16	16,372.18	6,484.74	208,234.60
4.3.21.33.0003.621279 - CORREIOS	22,071.91	1,198.52	0	23,263.43
4.3.21.33.0003.621280 - INTERNET	52,620.49	1,436.28	232.85	57,823.92
4.3.21.33.0003.621281 - RADIO E COMUNICACAO	8,509.52	872.21	0	9,378.73
4.3.21.33.0003.621282 - TELEFONIA FIXA	65,606.23	7,090.44	1,540.00	71,156.77
4.3.21.33.0003.621283 - TELEFONIA MOVEL	49,324.93	5,784.13	4,712.06	46,626.03
4.3.21.33.0004 - MANUTENCOES	311,208.30	31,437.26	2,804.67	347,640.89
4.3.21.33.0004.317624 - MANUTENCAO DE ELETRICA	58,690.42	7,606.30	2,070.10	64,226.62
4.3.21.33.0004.621285 - MANUTENCAO DE IMOVEIS	194,278.83	19,008.44	0	213,287.27
4.3.21.33.0004.621286 - MANUTENCAO DE INFORMATICA	15,842.58	650	15	16,477.58
4.3.21.33.0004.621287 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	23,111.31	4,088.13	0	27,199.44
4.3.21.33.0004.642426 - MANUT DE LICENCA DE USO DE SOFTWARES	7,716.32	2,396.48	0	10,112.80
4.3.21.33.0004.648366 - MANUTENCAO DE VEICULOS	11,398.84	3,617.29	676.75	16,337.38
4.3.21.33.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	851,432.80	176,505.99	10,000.00	1,022,938.79
4.3.21.33.0005.621289 - AUDITORIA	186,413.72	52,418.72	0	238,261.44

BALANCETE ESTRG. (31/12/2016)

4.3.21.20.2005.625290 - CONSULTORIA / ASSESSORIAS	864,919.08	126,646.27	10,000.00	781,455.35
4.3.21.20.2006 - SERVICOS PESSOA JURIDICA	2,107,327.39	160,354.69	13,576.72	3,044,910.36
4.3.21.20.2006.562069 - SERVICO DE LAVANDERIA PJ	1,678.96	343.93	0	2,022.89
4.3.21.20.2006.625293 - SERVICO DE LIMPEZA E HIGIENE PJ	17,096.70	1,549.70	0	18,596.42
4.3.21.20.2006.625295 - TRANSPORTES, FRETES E CARRETOS PJ	12,315.79	15,225.19	15,225.19	12,315.79
4.3.21.20.2006.625296 - OUTROS SERVIÇOS DE TERCEIROS PJ	1,139,288.77	353,362.05	216.9	1,490,233.86
4.3.21.20.2006.642506 - SERVICOS DE OUTSOURCING E IMPRESSAO	247.81	0	0	247.81
4.3.21.20.2006.642526 - ANUNCIOS E PUBLICACOES-RADIO/TV/JORNAIS	336,468.18	0	0	336,468.18
4.3.21.20.2006.642626 - DESENVOL. E MANUTENCAO DE SOFTWARE	582,714.92	148,145.07	0	730,859.99
4.3.21.20.2006.646232 - SERVICOS GRAFICOS	16,940.71	3,996.15	1,713.23	19,223.63
4.3.21.20.2006.704215 - MAO DE OBRA TEMPORARIA	400,630.01	32,736.24	0	433,366.31
4.3.21.20.2007 - SERVICOS PESSOA FISICA	976.74	0	0	976.74
4.3.21.20.2007.625301 - OUTROS SERVIÇOS DE TERCEIROS PF	976.74	0	0	976.74
4.3.21.24 - DESPESA COM VIAGENS	33,766.17	7,388.79	27.61	41,127.35
4.3.21.24.2001 - DESPESA COM VIAGENS	33,766.17	7,388.79	27.61	41,127.35
4.3.21.24.2001.625300 - HOSPEDAGEM	6,767.60	1,563.96	0	8,331.56
4.3.21.24.2001.625304 - PASSAGENS	22,351.91	4,531.14	0	26,883.05
4.3.21.24.2001.625305 - OUTRAS DESPESAS COM VIAGENS	4,351.93	1,267.67	27.61	5,571.99
4.3.21.24.2001.642506 - ESTACIONAMENTO	294.93	6	0	300.93
4.3.21.25 - DESPESAS ENTRE PARTES RELACIONADAS	4,638,706.73	666,770.57	319,970.87	5,005,509.93
4.3.21.25.2001 - RATEIO DE DESPESAS (TAC)	3,255,460.25	439,180.97	205,844.91	3,480,205.15
4.3.21.25.2001.706388 - ACORDO DIV. CUSTOS E RATEIO DESPESAS	3,049,815.14	217,420.23	0	3,267,203.37
4.3.21.25.2001.883090 - PROVISAO ACORDO DIV.CUSTOS E RATEIO DESP	205,844.91	225,762.76	205,844.91	225,762.76
4.3.21.25.2005 - RATEIO DE DESPESAS CSC	553,391.30	109,294.12	54,547.06	607,138.36
4.3.21.25.2005.897752 - RATEIO DE DESPESAS CSC	553,391.30	109,294.12	54,547.06	607,138.36
4.3.21.25.2009 - RATEIO DE DESPESAS TI	849,650.35	119,286.48	10,978.40	908,958.44
4.3.21.25.2009.310017 - RATEIO DESPESAS TI	849,650.35	119,286.48	10,978.40	908,958.44
4.3.21.50 - OUTRAS DESPESAS	9,460,235.59	799,925.58	8,760,972.20	1,502,153.97
4.3.21.50.2002 - OUTRAS DESPESAS OPERACIONAIS	756,327.06	675,097.67	335,509.17	1,255,905.18
4.3.21.50.2002.625306 - ASSOCIACOES DE CLASSES	10,352.21	0	0	10,352.21
4.3.21.50.2002.625317 - CONTINGENCIAS TRABALHISTAS	578,786.00	119,926.79	64,275.91	634,443.88
4.3.21.50.2002.642366 - LIVROS/JORNAIS/REVISTAS/PERIODICOS	12,579.66	298.9	0	12,878.18
4.3.21.50.2002.642396 - EMOLUMENTOS E CARTORIO	12,768.84	171.02	141.41	12,798.45
4.3.21.50.2002.642446 - EVENTOS E PATROCINIOS	0	6,094.11	6,094.11	0
4.3.21.50.2002.646735 - CONFRATERNIZACOES	0	6,853.98	6,853.98	0
4.3.21.50.2002.651006 - OUTRAS DESPESAS ADMINISTRATIVAS	77,063.33	143,255.62	57,945.68	159,777.27
4.3.21.50.2002.690687 - CONDUCAO E ALIMENTACAO EVENTUAL	98,877.23	1,295.21	0	100,173.23
4.3.21.50.2002.717960 - DOACOES DEDUTIVEIS	327,340.00	0	0	327,340.00
4.3.21.50.2006 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	8,746,874.91	124,823.91	8,625,467.03	246,231.79
4.3.21.50.2006.561399 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	8,746,874.91	124,823.91	8,625,467.03	246,231.79
4.3.22 - DESPESAS C/DEPRECIACAO E AMORTIZACAO	11,195,777.14	3,008,782.63	1,992,377.90	12,210,179.87
4.3.22.28 - DESPESAS C/DEPRECIACAO	214,897.43	18,278.46	0	233,175.89
4.3.22.28.2001 - DESPESAS C/DEPRECIACAO	214,897.43	18,278.46	0	233,175.89
4.3.22.28.2001.625301 - VEICULOS E EMBARCACOES	1,482.06	0	0	1,482.06
4.3.22.28.2001.625317 - MOVEIS E UTENSILIOS	77,202.80	6,208.47	0	83,411.27
4.3.22.28.2001.625318 - MAQUINAS E EQUIPAMENTOS	10,311.19	3,094.56	0	13,406.75
4.3.22.28.2001.625320 - EQUIPAMENTOS DE INFORMATICA	68,257.19	5,720.69	0	73,978.88
4.3.22.28.2001.625321 - EDIFICACOES E INSTALACOES	42,422.62	3,873.71	0	46,296.33
4.3.22.28.2001.660910 - INSTALACOES ESPECIFICAS	1,737.41	157.91	0	1,895.40
4.3.22.28.2001.977790 - DEPRECIACAO REAVALIAÇÃO	10,004.86	912.26	0	10,917.12
4.3.22.28.2001.977791 - DEPRECIACAO LEI 8200	3,628.24	329.84	0	3,958.08
4.3.22.32 - DESPESAS C/AMORTIZACAO	10,978,879.71	2,990,502.17	1,992,377.90	11,977,003.98
4.3.22.32.2001 - DESPESAS C/AMORTIZACAO	10,978,879.71	2,990,502.17	1,992,377.90	11,977,003.98

BALANCETE CETREL (31/12/2006)

4.3.02.02.0001.625322 - AQUISICAO DE SOFTWARE	39,205.96	3,320.02	0	42,625.98
4.3.02.02.0001.729884 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	111,935.82	12,539.62	0	124,475.44
4.3.02.02.0001.802966 - AMORTIZACAO DE AGIO	12,823,907.93	2,976,369.13	1,992,377.50	13,807,899.56
4.3.03 - CREDITO DE PIS/COFINS DAS DESPESAS (-)	17,338.26 C	0	1,550.67	18,888.93 C
4.3.03.01 - CREDITO DE PIS/COFINS DAS DESPESAS (-)	17,338.26 C	0	1,550.67	18,888.93 C
4.3.03.01.0001 - CREDITO DE PIS (-)	3,092.77 C	0	276.61	3,369.38 C
4.3.03.01.0001.675709 - CREDITO DE PIS (-)	3,092.77 C	0	276.61	3,369.38 C
4.3.03.01.0002 - CREDITO DE COFINS (-)	14,245.49 C	0	1,274.06	15,519.55 C
4.3.03.01.0002.675711 - CREDITO DE COFINS (-)	14,245.49 C	0	1,274.06	15,519.55 C
4.4 - DESPESAS FINANCEIRAS	26,235,356.67	2,210,982.43	20,243.21	28,271,367.86
4.4.21 - DESPESAS FINANCEIRAS E BANCARIAS	26,235,356.67	2,210,982.43	20,243.21	28,271,367.86
4.4.21.20 - DESPESAS FINANCEIRAS E BANCARIAS	26,235,356.67	2,210,982.43	20,243.21	28,271,367.86
4.4.21.20.0001 - DESPESAS FINANCEIRAS	19,131,496.76	1,805,785.24	364.83	21,311,263.17
4.4.21.20.0001.625329 - JUROS	213.59	0	0	213.59
4.4.21.20.0001.625330 - MULTAS POR ATRASO DE PAGAMENTO	13,261.72	443.37	364.83	13,641.26
4.4.21.20.0001.625331 - TARIFAS BANCARIAS	46,454.66	6,424.76	0	52,879.42
4.4.21.20.0001.642986 - JUROS DE FINANCIAMENTOS	18,808,477.23	1,679,188.52	0	20,487,665.75
4.4.21.20.0001.675526 - DESCONTOS CONCEDIDOS	17,118.91	1,232.59	0	18,351.50
4.4.21.20.0001.675536 - CORRECAO/VARIACAO CAMBIAL	791.35	0	0	791.35
4.4.21.20.0001.681475 - COMISSOES BANCARIAS	189,141.86	18,609.07	0	207,750.93
4.4.21.20.0001.719327 - IOF	230,388.39	76,289.08	0	306,677.47
4.4.21.20.0001.904262 - AMORTIZACAO DO CUSTO DE TRANSACAO	221,485.25	13,398.89	0	234,884.14
4.4.21.20.0005 - VARIACOES MONETARIAS E CAMBIAIS	3,420,179.39	26,063.21	0	3,446,242.60
4.4.21.20.0005.625332 - VARIACOES MONETARIAS	3,420,179.39	26,063.21	0	3,446,242.60
4.4.21.20.0006 - JUROS SOBRE CAPITAL PROPRIO	19,757.39 C	19,757.38	19,757.38	19,757.39 C
4.4.21.20.0006.731539 - JUROS SOBRE CAPITAL PROPRIO	19,757.39 C	19,757.38	19,757.38	19,757.39 C
4.4.21.20.0007 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,709.61	118.82	0	3,828.43
4.4.21.20.0007.731540 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,709.61	118.82	0	3,828.43
4.4.21.20.0008 - MULTA SOBRE ATRASO DE PAGAMENTO	5,368.13	94.79	0	5,462.92
4.4.21.20.0008.731541 - MULTA SOBRE ATRASO DE PAGAMENTO	5,368.13	94.79	0	5,462.92
4.4.21.20.0013 - PARTES RELACIONADAS (MUTUO)	3,094,970.17	412,162.96	0	3,507,133.13
4.4.21.20.0013.537120 - DISTRIBUIDORA DE AGUA CAMACARI	3,094,970.17	412,162.96	0	3,507,133.13
4.5 - DESPESAS TRIBUTARIAS	11,160.20	33,160.77	3,065.95	41,255.02
4.5.21 - TRIBUTOS, TAXAS E CONTRIBUICOES	11,160.20	33,160.77	3,065.95	41,255.02
4.5.21.20 - TRIBUTOS, TAXAS E CONTRIBUICOES	11,160.20	33,160.77	3,065.95	41,255.02
4.5.21.20.0001 - FEDERAIS	3,270.83	28,190.99	0	31,461.72
4.5.21.20.0001.625336 - PIS	779.67	5,028.65	0	5,808.32
4.5.21.20.0001.625337 - COFINS	3,191.16	23,162.26	0	26,753.42
4.5.21.20.0001.625340 - OUTRAS TAXAS	300	0	0	300
4.5.21.20.0002 - ESTADUAIS	2,846.79	0	0	2,846.79
4.5.21.20.0002.625342 - IPVA E SEGURO OBRIGATORIO	413.03	0	0	413.03
4.5.21.20.0002.625343 - OUTRAS TAXAS	2,433.76	0	0	2,433.76
4.5.21.20.0003 - MUNICIPAIS	3,002.60	4,969.86	3,065.95	4,906.51
4.5.21.20.0003.625349 - OUTRAS TAXAS	106.31 C	4,969.86	3,065.95	1,797.60
4.5.21.20.0003.700772 - ISS	3,108.91	0	0	3,108.91
4.6 - OUTRAS RECEITAS E DESPESAS	256,002.24	3,118,812.92	1,027,688.52	2,347,126.64
4.6.21 - GANHO/PERDA NA BAIXA DE ATIVOS	256,002.24	3,118,812.92	1,027,688.52	2,347,126.64
4.6.21.20 - GANHO/PERDA NA BAIXA DE ATIVOS	256,002.24	3,118,812.92	1,027,688.52	2,347,126.64
4.6.21.20.0001 - MATERIAIS	516	0	0	516
4.6.21.20.0001.625333 - CUSTO DE AQUISICAO	516	0	0	516
4.6.21.20.0003 - IMOBILIZADO	255,486.24	3,118,812.92	1,027,688.52	2,346,610.64
4.6.21.20.0003.625334 - RECEITA DE VENDA	33,250.00 C	0	834,350.00	867,600.00 C
4.6.21.20.0003.625335 - CUSTO DE AQUISICAO	409,487.22	3,118,812.92	0	3,528,300.14

BALANCETE EXTRA 05/10/2010

4.6.21.05.0005.625936 - DEPRECIACAO ACUMULADA	370,790.98 €		0	193,138.50		164,329.48 €			
4.7 - PROVISAO P / IR E CSLL	2,950,035.94 €		1,794,302.24	1,233,313.78		2,389,207.48 €			
4.7.01 - PROVISAO P / IR E CSLL	2,950,035.94 €		1,794,302.24	1,233,313.78		2,389,207.48 €			
4.7.01.01 - PROVISAO P / IR E CSLL CORRENTE	2,265.74 €		0	0		2,265.74 €			
4.7.01.01.0001 - PROVISAO P / IR	2,265.74 €		0	0		2,265.74 €			
4.7.01.01.0001.808070 - INCENTIVO FISCAL	2,265.74 €		0	0		2,265.74 €			
4.7.01.02 - PROVISAO PARA IR E CSLL DIFERIDOS	2,947,930.20 €		1,794,302.24	1,233,313.78		2,386,941.74 €			
4.7.01.02.0001 - PROVISAO PARA IR DIFERIDO	2,193,944.13 €		1,319,339.88	909,243.67		1,783,847.92 €			
4.7.01.02.0001.731549 - PROVISAO PARA IR DIFERIDO	2,193,944.13 €		1,319,339.88	909,243.67		1,783,847.92 €			
4.7.01.02.0002 - PROVISAO PARA CSLL DIFERIDO	753,986.07 €		474,962.36	324,070.11		603,093.82 €			
4.7.01.02.0002.731550 - PROVISAO PARA CSLL DIFERIDO	753,986.07 €		474,962.36	324,070.11		603,093.82 €			
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	ATIVO	+753,191,025.87	630,606,368.24	92,312,929.48	+759,474,379.63
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	PASSIVO	733,061,263.46	36,343,311.21	42,648,222.17	743,486,172.97
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	RESULTADO	11,109,760.26	43,811,214.98	46,402,520.38	17,700,006.66
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL GERAL	0	181,365,613.43	181,365,613.43	0
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL DAS CONTAS DE RESULTADO	11,109,760.26	43,811,214.98	46,402,520.38	17,700,006.66

ATTACHMENT 7

BALANCETE DAC 01/12/2016

1 - ATIVO	297,664,719.74	66,414,372.88	66,224,496.48	297,854,596.14
1.1 - CIRCULANTE	31,236,677.60	12,541,962.00	17,868,459.60	21,953,179.83
1.1.01 - DISPONIBILIDADES	14,485,363.35	38,607,628.53	44,113,146.58	8,975,845.30
1.1.01.02 - BANCOS	3,515,291.37	38,415,649.91	41,803,955.40	127,435.88
1.1.01.02.0001 - CONTA MOVIMENTO SPE	3,515,291.37	38,415,649.91	41,803,955.40	127,435.88
1.1.01.02.0001.199912* - DAC BRAD. AG 2372 C/C 91964	4,364.61	445,000.00	442,066.22	7,298.39
1.1.01.02.0001.200112* - DAC CEF AG 0677 C/C 4311-8	13,321.00	1,581,500.00	1,619,999.20	14,882.20
1.1.01.02.0001.362001* - DAC - BRADESCO(SE) AG 2372 C/C 29346-?	62,123.12	8,786,500.00	8,844,418.11	4,204.77
1.1.01.02.0001.973609* - DAC BB AG 3064-3 C/C 26153-?	8,482.80	4,872,982.85	4,868,209.46	13,116.19
1.1.01.02.0001.973610* - DAC BB AG 3064-3 C/C 99584-X	0	4,872,982.85	4,872,982.85	0
1.1.01.02.0001.973611* - DAC BRAD AG 2864-0 C/C 26249-C	3,366,875.42	12,783,884.21	16,072,399.92	78,359.71
1.1.01.02.0001.973613* - DAC BRAD AG 2372 C/C 39358	22,174.40	1,075,000.00	1,083,639.80	13,534.60
1.1.01.20 - APLICAÇÕES FINANCEIRAS LIQUIDEZ IMEDIATA	10,965,625.98	193,978.62	2,309,191.18	8,848,409.42
1.1.01.20.0001 - APLICAÇÕES LIQUIDEZ IMEDIATA CSC	10,965,625.98	193,978.62	2,309,191.18	8,848,409.42
1.1.01.20.0001.199403* - DAC BB AG 3064-3 C/ 99584-X	683,339.46	39,624.29	159,876.94	563,178.81
1.1.01.20.0001.200203* - DAC CEF AG 4311-8 C/ 1616-C	0	41,915.25	41,915.25	0
1.1.01.20.0001.973612* - DAC BRAD. AG 2864-0 C/ 26249-C	10,281,226.52	113,439.26	2,107,396.99	8,288,270.83
1.1.02 - CONTAS A RECEBER	12,962,330.68	10,944,812.12	10,825,237.38	13,083,943.92
1.1.02.02 - CONTAS A RECEBER DE CLIENTES	13,009,774.79	10,944,812.12	10,823,879.61	13,130,753.66
1.1.02.02.0001 - CONTAS A RECEBER-VENDA DE AGUA DE REUSO	13,009,774.79	10,944,812.12	10,823,879.61	13,130,753.66
1.1.02.02.0001.840090* - FATURAS EMITIDAS VENDA DE AGUA DE REUSO	13,009,774.79	10,944,812.12	10,823,879.61	13,130,753.66
1.1.02.04 - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.02.04.0001 - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.02.04.0001.626036* - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.05 - OUTRAS CONTAS A RECEBER	194,983.76	174,753.76	291,524.23	78,213.31
1.1.05.24 - ADIANTAMENTOS DIVERSOS	193,596.52	173,213.76	289,827.69	77,067.64
1.1.05.24.0001 - ADIANTAMENTOS POR CONTA DE SALARIO	192,739.52	173,213.76	288,975.69	77,067.64
1.1.05.24.0001.626286* - ADIANTAMENTOS POR CONTA DE SALARIO	0	83,212.00	83,212.00	0
1.1.05.24.0001.705697* - ADIANTAMENTO DE 13 SALARIO	161,177.52	4,614.17	160,791.69	0
1.1.05.24.0001.705698* - ADIANTAMENTO DE FERIAS	31,562.00	85,477.64	39,972.00	77,067.64
1.1.05.24.0003 - ADIANTAMENTOS PARA DESPESAS	852	0	852	0
1.1.05.24.0003.820136* - ADRIANO JOSE TORRONE DE OLIVEIRA	852	0	852	0
1.1.05.26 - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.05.26.0001 - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.05.26.0001.661768* - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.06 - TRIBUTOS	1,081,342.86	1,388,324.94	1,547,710.92	1,322,106.95
1.1.06.01 - TRIBUTOS A RECUPERAR	1,055,255.83	832,823.96	590,261.27	1,275,804.51
1.1.06.01.0001 - CSLL	176,647.64	202,074.74	148,515.83	230,166.55
1.1.06.01.0001.626296* - CSLL	76,099.81	0.1	0	76,100.76
1.1.06.01.0001.695528* - ANTECIPAÇÃO CSLL	148,515.83	0	148,515.83	0
1.1.06.01.0001.717539* - CSLL BASE NEGATIVA	0	202,063.64	0	202,063.64
1.1.06.01.0002 - PIS	13,462.71	3,335.24	5.91	13,798.06
1.1.06.01.0002.626328* - PIS	13,462.71	3,335.24	5.91	13,798.06
1.1.06.01.0003 - COFINS	48,197.30	15,344.04	27.32	63,514.02
1.1.06.01.0003.626332* - COFINS	48,197.30	15,344.04	27.32	63,514.02
1.1.06.01.0004 - IMPOSTO DE RENDA	429,216.62	602,683.64	386,711.36	644,175.92
1.1.06.01.0004.626326* - IMPOSTO DE RENDA	41,495.26	1,918.10	0	43,413.36
1.1.06.01.0004.695529* - ANTECIPAÇÃO IRPJ	386,711.36	0	386,711.36	0
1.1.06.01.0004.759625* - SALDO NEGATIVO IRPJ	0	600,762.54	0	600,762.54
1.1.06.01.0005 - IR SOBRE APLICAÇÃO FINANCEIRA	371,217.21	7,396.99	14,920.81	323,733.35
1.1.06.01.0005.626334* - IR SOBRE APLICAÇÃO FINANCEIRA	371,217.21	7,396.99	14,920.81	323,733.35
1.1.06.01.0011 - PIS/COFINS/CSLL	422.31	4.3	0	426.61
1.1.06.01.0011.800736* - PIS/COFINS/CSLL A RECUPERAR	422.31	4.3	0	426.61

BALANCETE DAC (31/12/2016)

1.1.06.20 - TRIBUTOS A RECUPERAR DE ORGAOS PUBLICOS	2,279.53	184,134.61	184,111.24	2,296.94
1.1.06.20.0002 - IR A RECUPERAR	2,279.53	23.41	0	2,296.94
1.1.06.20.0002.658347* - IR A RECUPERAR	2,279.53	23.41	0	2,296.94
1.1.06.20.0007 - ICMS A RECUPERAR	0	184,111.24	184,111.24	0
1.1.06.20.0007.626312* - ICMS A RECUPERAR	0	184,111.24	184,111.24	0
1.1.06.24 - PIS E COFINS NAO CUMULATIVOS	44,435.50	373,358.11	373,358.11	44,435.50
1.1.06.24.0003 - PIS SOBRE INSUMOS	7,926.36	66,599.08	66,599.08	7,926.36
1.1.06.24.0003.684709* - CREDITO DE PIS (-)	0	21,744.61	21,744.61	0
1.1.06.24.0003.976210* - CREDITO DE PIS S/ ESTOQUE	7,926.36	44,854.47	44,854.47	7,926.36
1.1.06.24.0004 - COFINS SOBRE INSUMOS	36,509.14	306,759.03	306,759.03	36,509.14
1.1.06.24.0004.684711* - CREDITO DE COFINS (-)	0	100,134.84	100,134.84	0
1.1.06.24.0004.976211* - CREDITO DE COFINS S/ ESTOQUE	36,509.14	206,603.49	206,603.49	36,509.14
1.1.07 - ESTOQUES	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.20 - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.20.0001 - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.20.0001.622728* - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.08 - DESPESAS ANTECIPADAS	390,075.21	13,425.73	94,195.08	309,305.86
1.1.08.01 - DESPESAS ANTECIPADAS	390,075.21	13,425.73	94,195.08	309,305.86
1.1.08.01.0001 - SEGUROS A APROPRIAR	310,476.89	13,425.73	14,596.76	309,305.86
1.1.08.01.0001.626317* - SEGUROS A APROPRIAR	310,476.89	13,425.73	14,596.76	309,305.86
1.1.08.01.0002 - TAXAS	19,598.32	0	19,598.32	0
1.1.08.01.0002.626318* - TAXAS	19,598.32	0	19,598.32	0
1.2 - ATIVO NÃO CIRCULANTE	266,383,042.18	13,968,410.81	8,316,036.68	271,935,416.31
1.2.01 - REALIZAVEL A LONGO PRAZO	137,945,871.11	1,094,894.97	1,246,728.25	143,794,038.03
1.2.01.01 - COLIGADAS E CONTROLADAS	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.01.0004 - MUTUO	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.01.0004.808710* - CITREL	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.04 - IMPOSTOS DIFERIDOS E A RECUPERAR	98,045,165.67	459,911.33	1,210,302.32	97,216,774.68
1.2.01.04.0001 - IMPOSTO DE RENDA DIFERIDO	71,379,909.65	297,233.38	906,317.19	70,762,802.84
1.2.01.04.0001.626324* - IMPOSTO DE RENDA DIFERIDO	71,379,909.65	297,233.38	906,317.19	70,762,802.84
1.2.01.04.0002 - CSLL DIFERIDO	25,691,343.31	107,004.02	326,288.19	25,476,058.14
1.2.01.04.0002.626325* - CSLL DIFERIDO	25,691,343.31	107,004.02	326,288.19	25,476,058.14
1.2.01.04.0003 - ICMS A RECUPERAR	0	656.14	656.14	0
1.2.01.04.0003.727330* - ICMS A RECUPERAR - CIAP	0	656.14	656.14	0
1.2.01.04.0004 - PIS S AQUISICAO AT. IMOBILIZADO 1/24	173,895.56	0	0	173,895.56
1.2.01.04.0004.795290* - PIS S AT. IMOBILIZ 1/24 -OBRAS EM ANDAM	173,895.56	0	0	173,895.56
1.2.01.04.0005 - COFINS S AQUISICAO AT. IMOBILIZADO 1/24	800,973.06	0	0	800,973.06
1.2.01.04.0005.795291* - COFINS S AT. IMOBILIZ 1/24-OBRAS EM ANDAM	800,973.06	0	0	800,973.06
1.2.01.04.0006 - SALDO NEGATIVO IRPJ	3,027.29	17.39	0	3,044.68
1.2.01.04.0006.999650* - IRPJ ANTECIPADO EM EXERCICIOS ANTERIORES	3,027.29	17.39	0	3,044.68
1.2.01.10 - CONTAS BANCARIAS DE RESERVA - LP	6,871,386.63	205,794.19	0	7,075,380.82
1.2.01.10.0001 - CONTA RESERVA LP	6,871,386.63	205,794.19	0	7,075,380.82
1.2.01.10.0001.330910* - DAC CEF AG 415-6 C/C 365-0	3,797,754.19	41,915.25	0	3,839,669.84
1.2.01.10.0001.880910* - UTA BB AG 3064-3 C/C 990860-C	3,073,832.24	110,878.96	0	3,233,712.00
1.2.01.12 - DESPESAS ANTECIPADAS	107,405.84	0	13,425.73	93,980.11
1.2.01.12.0001 - DESPESAS ANTECIPADAS	107,405.84	0	13,425.73	93,980.11
1.2.01.12.0001.674202* - SEGUROS A APROPRIAR	107,405.84	0	13,425.73	93,980.11
1.2.02 - INVESTIMENTOS	0	2,392,782.97	2,392,782.97	0
1.2.02.01 - PARTICIPAÇÃO EM SOCIEDADES COLIG E CONTR	0	2,392,782.97	2,392,782.97	0
1.2.02.01.0002 - AGIO NA AQUISIÇÃO DE INVESTIMENTOS	0	2,392,782.97	2,392,782.97	0
1.2.02.01.0002.799862* - (-) PROV PARA MANUT DA INTEGRIDADE DO PL	0	2,392,782.97	2,392,782.97	0
1.2.03 - IMOBILIZADO	128,433,345.98	2,715,304.16	1,290,308.58	152,093,815.45
1.2.03.01 - BENS EM OPERAÇÃO	83,365,796.58	306,194.19	204,129.74	83,467,810.43

BALANCETE DRC (31/12/2016)

1.2.03.28.0002 - EDIFICACOES E INSTALACOES	9,790,435.33	0	0	9,790,435.33
1.2.03.28.0002.626347* - EDIFICACOES E INSTALACOES	9,790,435.33	0	0	9,790,435.33
1.2.03.28.0003 - MAQUINAS E EQUIPAMENTOS	77,760,797.24	336,194.59	234,029.74	77,862,962.09
1.2.03.28.0003.626348* - MAQUINAS E EQUIPAMENTOS	77,760,797.24	336,194.59	234,029.74	77,862,962.09
1.2.03.28.0004 - MOVEIS E UTENSILIOS	253,431.99	0	0	253,431.99
1.2.03.28.0004.626349* - MOVEIS E UTENSILIOS	253,431.99	0	0	253,431.99
1.2.03.28.0005 - VEICULOS E EMBARCACOES	343,625.13	0	0	343,625.13
1.2.03.28.0005.626350* - VEICULOS E EMBARCACOES	343,625.13	0	0	343,625.13
1.2.03.28.0007 - EQUIPAMENTOS DE INFORMATICA	46,396.37	0	0	46,396.37
1.2.03.28.0007.626352* - EQUIPAMENTOS DE INFORMATICA	46,396.37	0	0	46,396.37
1.2.03.28.0019 - TUBULACOES	1,560,112.52	0	0	1,560,112.52
1.2.03.28.0019.960713* - TUBULACOES	1,560,112.52	0	0	1,560,112.52
1.2.03.32 - CONSTRUCOES E OBRAS EM ANDAMENTO	60,812,495.28	2,449,109.17	78,533.19	63,183,071.46
1.2.03.32.0001 - CONSTRUCOES E OBRAS EM ANDAMENTO	60,812,495.28	2,449,109.17	78,533.19	63,183,071.46
1.2.03.32.0001.611326* - OBRAS EM ANDAMENTO	60,812,495.28	2,449,109.17	78,533.19	63,183,071.46
1.2.03.39 - DEPRECIACAO	29,372,636.80 C	0	808,175.63	30,178,812.45 C
1.2.03.39.0001 - EDIFICACOES E INSTALACOES	2,616,414.76 C	0	66,395.72	2,682,810.48 C
1.2.03.39.0001.327448* - EDIFICACOES E INSTALACOES LEI 12.973/14	1,579,294.66 C	0	0	1,579,294.66 C
1.2.03.39.0001.626717* - EDIFICACOES E INSTALACOES	1,037,120.10 C	0	66,395.72	1,103,515.82 C
1.2.03.39.0002 - MAQUINAS E EQUIPAMENTOS	26,226,053.19 C	0	699,396.87	26,925,449.06 C
1.2.03.39.0002.326610* - MAQUINAS E EQUIPAMENTOS (L12973)	486,271.32	0	0	486,271.32
1.2.03.39.0002.626718* - MAQUINAS E EQUIPAMENTOS	26,712,272.51 C	0	699,396.87	27,411,669.38 C
1.2.03.39.0003 - MOVEIS E UTENSILIOS	63,782.30 C	0	2,121.36	65,903.66 C
1.2.03.39.0003.326616* - MOVEIS E UTENSILIOS (L12973)	855.53	0	0	855.53
1.2.03.39.0003.626719* - MOVEIS E UTENSILIOS	64,637.83 C	0	2,121.36	66,759.19 C
1.2.03.39.0005 - VEICULOS E EMBARCACOES	113,500.48 C	0	5,760.42	119,260.90 C
1.2.03.39.0005.326668* - VEICULOS E EMBARCACOES (L12973)	79.25 C	0	0	79.25 C
1.2.03.39.0005.626360* - VEICULOS E EMBARCACOES	113,429.23 C	0	5,760.42	119,189.65 C
1.2.03.39.0006 - EQUIPAMENTOS DE INFORMATICA	13,808.05 C	0	738.65	14,546.70 C
1.2.03.39.0006.326670* - EQUIPAMENTO DE INFORMATICA (L12973)	509.35 C	0	0	509.35 C
1.2.03.39.0006.626362* - EQUIPAMENTOS DE INFORMATICA	13,306.70 C	0	738.65	14,045.35 C
1.2.03.39.0020 - TUBULACOES	37,611.37 C	0	6,505.71	44,117.08 C
1.2.03.39.0020.577850* - TUBULACOES	37,611.37 C	0	6,505.71	44,117.08 C
1.2.03.39.0022 - POCOS ARTESIANOS	299,460.65 C	0	27,256.52	326,722.17 C
1.2.03.39.0022.326681* - POCOS ARTESIANOS (L12973)	5,284.91 C	0	0	5,284.91 C
1.2.03.39.0022.577915* - POCOS ARTESIANOS	294,180.74 C	0	27,256.52	321,437.66 C
1.2.03.34 - IMOBILIZADO EXAURIVEL	7,621,600.01	0	0	7,621,600.01
1.2.03.34.0006 - POCOS ARTESIANOS	7,621,600.01	0	0	7,621,600.01
1.2.03.34.0006.808778* - POCOS ARTESIANOS	7,621,600.01	0	0	7,621,600.01
1.2.04 - ATIVO INTANGIVEL	5,825.12	3,625,428.75	3,625,687.08	5,566.79
1.2.04.28 - ATIVO INTANGIVEL	15,000.00	0	0	15,000.00
1.2.04.28.0001 - AQUISICAO DE SOFTWARE	15,000.00	0	0	15,000.00
1.2.04.28.0001.626362* - AQUISICAO DE SOFTWARE	15,000.00	0	0	15,000.00
1.2.04.32 - AMORTIZACOES	9,174.88 C	3,625,428.75	3,625,687.08	9,433.21 C
1.2.04.32.0001 - AQUISICAO DE SOFTWARE	9,174.88 C	0	258.33	9,433.21 C
1.2.04.32.0001.332020* - AQUISICAO DE SOFTWARE (L12973)	104.26 C	0	0	104.26 C
1.2.04.32.0001.626371* - AQUISICAO DE SOFTWARE	9,070.62 C	0	258.33	9,328.95 C
1.2.04.32.0004 - AGIO	0	3,625,428.75	3,625,428.75	0
1.2.04.32.0004.626374* - AGIO	0	3,625,428.75	3,625,428.75	0
2 - PASSIVO	273,388,213.91	16,372,605.65	16,911,440.57	273,976,388.47
2.1 - CIRCULANTE	18,178,475.80	16,754,605.10	16,068,622.49	17,442,423.13
2.1.01 - EMPRESTIMOS E FINANCIAMENTOS - CP	954,960.26	530,343.71	539,674.29	963,291.04
2.1.01.02 - EMPREST.E FINANC.-PROL.FINANC.EM NACIONAL	954,960.26	530,343.71	539,674.29	963,291.04

BALANCETE DAC 31/12/2016

2.1.01.22.0001 - BANCOS COMERCIAIS	956,960.26	100,913.11	535,674.39	962,291.06
2.1.01.22.0001.336775* - DAC C/Y CONT 423.470x06 FINEM	962,230.26	99,904.14	535,234.32	961,344.06
2.1.01.22.0001.754882* - (-)CUSTO DE TRANSACAO	5,270.00 D	439.17	439.57	5,270.00 D
2.1.03 - FORNECEDORES	5,023,787.20	11,076,303.08	9,454,387.88	3,403,674.80
2.1.03.21 - FORNECEDORES	5,023,787.20	11,076,303.08	9,454,387.88	3,403,674.80
2.1.03.21.0001 - FORNECEDORES MOEDA NACIONAL	4,894,852.60	8,501,468.97	6,467,328.17	2,860,411.80
2.1.03.21.0001.629169* - FORNECEDORES MOEDA NACIONAL	4,894,852.60	8,501,468.97	6,467,328.17	2,860,411.80
2.1.03.28.0004 - SERVICOS MEDIDOS A PAGAR	128,934.40	2,574,835.11	2,987,110.71	543,263.00
2.1.03.28.0004.629171* - SERVICOS MEDIDOS A PAGAR	128,934.40	2,574,835.11	2,987,110.71	543,263.00
2.1.05 - DEBENTURES	7,492,455.36	1,067,310.16	2,274,913.20	8,480,064.82
2.1.05.31 - DEBENTURES A PAGAR	7,492,455.36	1,067,310.16	2,274,913.20	8,480,064.82
2.1.05.24.0001 - DEBENTURES A PAGAR (PROJ.FINANC)	7,492,455.36	1,067,310.16	2,274,913.20	8,480,064.82
2.1.05.24.0001.663666* - DEBENTURES A PAGAR (PROJ.FINANC)	7,605,345.06	1,078,320.06	2,260,664.10	8,588,953.10
2.1.05.28.0001.832541* - (-)CUSTO DE TRANSACAO - DEBENTURES	108,893.68 D	9,248.10	9,248.10	108,893.68 D
2.1.06 - OBRIGACOES SOCIAIS TRABALHISTAS	980,310.11	3,183,427.71	1,462,295.86	3,259,178.26
2.1.06.19 - OBRIGACOES TRABALHISTAS A PAGAR	21,906.06	372,294.96	634,795.33	334,495.05
2.1.06.19.0001 - SALARIOS A PAGAR	0	259,805.42	259,805.42	0
2.1.06.19.0001.629175* - SALARIOS A PAGAR	0	242,739.00	242,739.00	0
2.1.06.19.0001.671066* - PENSAO ALIMENTICIA	0	17,062.42	17,062.42	0
2.1.06.19.0005 - PARTICIPACAO SOBRE RESULTADOS/PLR	0	0	309,605.42	309,605.42
2.1.06.19.0005.629177* - PLR - PARTIC S/ LUCROS OU RESULTADO	0	0	309,605.42	309,605.42
2.1.06.19.0006 - BENEFICIOS	21,906.08	62,400.94	64,510.71	21,006.88
2.1.06.19.0006.671068* - ASSISTENCIA MEDICA	0	38,870.74	38,870.74	0
2.1.06.19.0006.671069* - ASSISTENCIA ODONTOLOGICA	0	2,295.53	2,295.53	0
2.1.06.19.0006.671090* - PREVIDENCIA PRIVADA	18,753.67	18,753.67	18,094.50	18,094.50
2.1.06.19.0006.722318* - SEGURO DE VIDA EM GRUPO	3,153.41	2,486.41	2,353.40	3,022.38
2.1.06.19.0100 - OUTROS PROVENTOS	0	0	3,832.75	3,832.75
2.1.06.19.0100.671067* - EMPRESTIMOS CONSIGNADOS	0	0	3,832.75	3,832.75
2.1.06.22 - OBRIGACOES SOCIAIS, PREV.TRIBUT.A REC.	208,268.65	323,056.31	381,820.01	267,032.35
2.1.06.22.0001 - FGTS A RECOLHER	39,395.31	39,395.68	42,910.88	42,910.51
2.1.06.22.0001.629180* - FGTS A RECOLHER	39,395.31	39,395.68	42,910.88	42,910.51
2.1.06.22.0002 - INSS A RECOLHER	119,758.41	234,545.68	235,954.91	121,167.68
2.1.06.22.0002.629181* - INSS A RECOLHER	119,758.41	234,545.68	235,954.91	121,167.68
2.1.06.22.0003 - IRRF A RECOLHER	47,526.11	47,526.11	101,429.41	101,429.41
2.1.06.22.0003.629182* - IRRF A RECOLHER	47,526.11	47,526.11	101,429.41	101,429.41
2.1.06.22.0004 - CONTRIBUICAO SINDICAL E OUTRAS	1,592.74	1,592.84	1,524.77	1,524.67
2.1.06.22.0004.629183* - CONTRIBUICAO SINDICAL E OUTRAS	1,592.74	1,592.84	1,524.77	1,524.67
2.1.06.23 - PROVISOES	750,135.43	139,167.08	441,682.52	457,650.86
2.1.06.23.0001 - PROVISOES DE 13 SALARIO	272,745.63	462,524.31	189,778.66	0
2.1.06.23.0001.629184* - PROVISOES DE 13 SALARIO	201,585.83	341,316.21	139,730.36	0
2.1.06.23.0001.705700* - ENCARGOS SOBRE 13 SALARIOS	71,159.80	121,208.10	50,048.30	0
2.1.06.23.0002 - PROVISAO DE FERIAS	477,388.77	75,463.77	211,920.86	617,650.86
2.1.06.23.0002.629185* - PROVISAO DE FERIAS	352,837.97	57,443.20	150,671.88	446,068.65
2.1.06.23.0002.705701* - ENCARGOS SOBRE FERIAS	124,514.80	18,190.17	60,229.98	171,582.21
2.1.07 - TRIBUTOS A RECOLHER	3,172,995.97	2,806,689.78	2,162,418.20	2,926,724.16
2.1.07.28 - TRIBUTOS A RECOLHER	2,905,345.11	2,138,659.10	2,281,171.89	2,649,077.94
2.1.07.28.0004 - PIS A RECOLHER	127,929.53	192,868.27	182,562.38	117,615.64
2.1.07.28.0004.332023* - PIS S/ REC FIN A RECOLHER	3,379.53	3,379.55	5,436.50	5,436.50
2.1.07.28.0004.629229* - PIS A RECOLHER	124,542.40	189,489.14	177,121.88	112,179.14
2.1.07.28.0005 - COFINS A RECOLHER	184,444.51	893,193.29	849,307.82	160,118.14
2.1.07.28.0005.332024* - COFINS S/ REC FIN A RECOLHER	20,794.61	20,794.61	33,415.40	33,415.40
2.1.07.28.0005.629230* - COFINS A RECOLHER	173,649.86	872,798.64	815,892.52	116,703.74
2.1.07.28.0007 - ICMS A RECOLHER	1,039,315.76	1,306,303.99	1,267,510.36	784,963.29

BALANCETE DAC (31/12/2016)

2.1.07.28.0007.626232* - ICMS A RECOLHER	1,039,315.76	1,306,905.89	1,267,515.36	784,963.25
2.1.07.28.0008 - OBRIGACOES TRIBUTARIAS PARCELADAS	1,141,290.99	95,909.29	106,519.74	1,151,273.44
2.1.07.28.0008.332414* - PARCELAMENTO ICMS - CP	1,141,290.99	95,909.29	106,519.74	1,151,273.44
2.1.07.28.2100 - OUTROS IMPOSTOS E CONTRIBUICOES A RECOLHER	17,372.36	49,332.36	76,028.49	44,068.49
2.1.07.28.2100.626233* - OUTROS IMPOSTOS E CONTRIBUICOES A RECOLHER	17,372.36	17,372.36	0	0
2.1.07.28.2100.662966* - IOF S/OPERACOES FINANCEIRAS	0	31,960.00	76,028.49	44,068.49
2.1.07.32 - TRIBUTOS RETIDOS DE TERCEIROS	267,910.77	264,010.66	280,846.11	283,646.22
2.1.07.32.0003 - IR RETIDO DE TERCEIROS	11,585.50	11,585.50	11,253.47	11,253.47
2.1.07.32.0003.626236* - IR RETIDO DE TERCEIROS	11,500.23	11,500.23	11,180.54	11,180.54
2.1.07.32.0003.662408* - IRRF S/COOPERATIVA	85.69	85.69	72.93	72.93
2.1.07.32.2004 - INSS RETIDO DE TERCEIROS	137,839.75	137,676.77	100,209.61	100,213.69
2.1.07.32.2004.626237* - INSS RETIDO DE TERCEIROS	137,839.75	137,676.77	100,209.61	100,213.69
2.1.07.32.2006 - ISS RETIDO DE TERCEIROS	63,215.40	63,389.34	70,931.13	70,796.99
2.1.07.32.2006.645006* - ISS RETIDO DE TERCEIROS	63,215.40	63,389.34	70,931.13	70,796.99
2.1.07.32.2007 - CSLL/PIS/COFINS DE TERCEIROS	55,349.70	55,400.49	98,632.86	98,382.13
2.1.07.32.2007.612497* - CSLL/PIS/COFINS DE TERCEIROS	55,349.70	55,400.49	98,632.86	98,382.13
2.1.08 - OUTRAS CONTAS A PAGAR	501,913.29	500,118.64	411,343.66	412,128.11
2.1.08.01 - OUTRAS CONTAS A PAGAR	501,913.29	500,118.64	411,343.66	412,128.11
2.1.08.01.0009 - OUTRAS CONTAS A PAGAR	501,913.29	500,118.64	411,343.66	412,128.11
2.1.08.01.0009.654606* - OUTRAS CONTAS A PAGAR	501,913.29	500,118.64	411,343.66	412,128.11
2.2 - NAO CIRCULANTE	223,770,645.80	1,568,260.55	842,836.68	223,045,425.93
2.2.01 - EMPRESTIMOS E FINANCIAMENTOS L.P.	6,529,315.50	81,056.50	459.17	6,448,604.17
2.2.01.01 - EMPREST E FINANC (PROJ FINANC)-MI NACION	6,529,315.50	81,056.50	459.17	6,448,604.17
2.2.01.01.0005 - BANCO COMERCIAL	6,529,315.50	81,056.50	459.17	6,448,604.17
2.2.01.01.0005.336776* - DAC CCB CONT 423.470-06 FINISA	6,560,902.27	81,056.50	0	6,479,825.17
2.2.01.01.0005.875930* - (-)CUSTO DE TRANSACAO	31,620.17 D	0	459.17	31,161.00 D
2.2.07 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,536,282.22	99,100.17	27,547.86	3,483,800.91
2.2.07.01 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,042,909.33	95,909.29	27,547.86	2,974,117.90
2.2.07.01.0005 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,042,909.33	95,909.29	27,547.86	2,974,117.90
2.2.07.01.0005.332415* - PARCELAMENTO ICMS - LP	3,042,909.33	95,909.29	27,547.86	2,974,117.90
2.2.07.02 - IMPOSTOS E CONTRIBUICOES DIFERIDOS	113,372.89	3,599.88	0	109,773.01
2.2.07.02.0003 - IRPJ/CSLL DIFERIDOS	113,372.89	3,599.88	0	109,773.01
2.2.07.02.0003.806791* - IRPJ DIFERIDO	377,480.07	2,646.97	0	374,833.10
2.2.07.02.0003.806792* - CSLL DIFERIDO	135,892.82	952.91	0	134,939.91
2.2.08 - DEBENTURES	213,443,204.92	968,113.90	435,286.51	212,907,177.13
2.2.08.01 - DEBENTURES A PAGAR	213,443,204.92	968,113.90	435,286.51	212,907,177.13
2.2.08.01.0001 - DEBENTURES A PAGAR (PROJ FINANC)	213,443,204.92	968,113.90	435,286.51	212,907,177.13
2.2.08.01.0001.664256* - DEBENTURES A PAGAR (PROJ FINANC)	214,234,382.91	968,113.90	425,838.01	213,692,107.06
2.2.08.01.0004.745334* - (-)CUSTO DE TRANSACAO - DEBENTURES	794,178.03 D	0	9,248.50	784,929.53 D
2.2.09 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	244,846.76	419,353.58	380,165.54	205,659.32
2.2.09.01 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	244,846.76	419,353.58	380,165.54	205,659.32
2.2.09.01.0006 - OBRIGACOES A PAGAR - RATEIO DESPESAS	213,837.62	388,345.44	354,635.45	180,127.63
2.2.09.01.0006.765318* - ODEBRECHT AMBIENTAL (RATEIO DESPESAS ADIC	213,837.62	388,345.44	354,635.45	180,127.63
2.2.09.01.0007 - CSC	31,009.14	31,009.14	25,531.69	25,531.69
2.2.09.01.0007.310088* - TI	20,928.42	20,928.42	10,464.25	10,464.25
2.2.09.01.0007.897150* - CSC	10,080.72	10,080.72	15,067.44	15,067.44
2.3 - PATRIMONIO LIQUIDO	33,488,144.35	0	0	33,488,144.35
2.3.01 - CAPITAL SOCIAL	42,630,145.32	0	0	42,630,145.32
2.3.01.01 - CAPITAL INTEGRALIZADO	42,630,145.32	0	0	42,630,145.32
2.3.01.01.0005 - CAPITAL SUBSCRITO	42,630,145.32	0	0	42,630,145.32
2.3.01.01.0005.626235* - CAPITAL SUBSCRITO	42,630,145.32	0	0	42,630,145.32
2.3.03 - RESERVAS DE LUCROS	9,141,200.97 D	0	0	9,141,200.97 D
2.3.03.01 - RESERVA DE LUCROS	9,141,200.97 D	0	0	9,141,200.97 D

BALANCETE DAC 31/12/2016

2.3.05.28.0001 - RESERVAS DE LUCROS	10,773,064.24 D	0	0	10,773,064.24 D
2.3.05.28.0001.628218* - RESERVAS DE LUCROS	10,773,064.24 D	0	0	10,773,064.24 D
2.3.05.28.0002 - RESERVA LEGAL	1,630,063.27	0	0	1,630,063.27
2.3.05.28.0002.628219* - RESERVA LEGAL	1,630,063.27	0	0	1,630,063.27
3 - RECEITAS	119,330,106.44	2,249,926.49	11,802,272.62	128,882,907.77
3.1 - RECEITAS OPERACIONAIS	114,483,129.53	2,211,034.59	10,965,887.55	123,238,382.49
3.1.01 - RECEITAS DO FORNECIMENTO DE AGUA	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01 - RECEITAS DIRETAS DO SERVICO DE AGUA	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01.0002 - RECEITAS DE AGUA DE REUSO	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01.0002.623560* - RECEITAS DE AGUA DE REUSO	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.50 - DEDUCOES DA RECEITA (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01 - DEDUCOES DA RECEITA (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01.0001 - CANCELAMENTOS (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01.0001.980030* - CANCELAMENTOS RECEITA INCENTIVADA	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.60 - TRIBUTOS SOBRE FATURAMENTO (-)	25,523,195.58 D	1,993,550.55	21,065.02	27,495,681.12 D
3.1.60.01 - TRIBUTOS (-)	25,523,195.58 D	1,993,550.55	21,065.02	27,495,681.12 D
3.1.60.01.0001 - PIS (-)	2,309,918.97 D	177,001.58	0	2,486,920.55 D
3.1.60.01.0001.623370* - PIS (-)	2,309,918.97 D	177,001.58	0	2,486,920.55 D
3.1.60.01.0002 - COFINS (-)	10,639,626.77 D	815,280.00	0	11,454,906.77 D
3.1.60.01.0002.623374* - COFINS (-)	10,639,626.77 D	815,280.00	0	11,454,906.77 D
3.1.60.01.0004 - ICMS	12,573,649.84 D	1,001,268.97	21,065.02	13,553,853.79 D
3.1.60.01.0004.980471* - ICMS - RECEITA INCENTIVADA (-)	12,573,649.84 D	1,001,268.97	21,065.02	13,553,853.79 D
3.1.70 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01.0100 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01.0100.622729* - OUTRAS RECEITAS OPERACIONAIS	9,912.00	0	0	9,912.00
3.1.70.01.0100.789709* - RECEITA NA VENDA DE SUCATAS	1,693.80	0	0	1,693.80
3.2 - RECEITAS FINANCEIRAS	4,847,062.11	38,891.90	836,385.07	5,644,555.28
3.2.01 - RECEITAS FINANCEIRAS	4,847,062.11	38,891.90	836,385.07	5,644,555.28
3.2.01.01 - RECEITAS FINANCEIRAS	5,083,442.18	0	836,385.07	5,919,827.25
3.2.01.01.0001 - PARTES RELACIONADAS - MUTUO	3,094,970.17	0	412,160.96	3,507,131.13
3.2.01.01.0001.200215* - CITREL S/A	3,094,970.17	0	412,160.96	3,507,131.13
3.2.01.01.0003 - ATUALIZACOES MONETARIAS	126,121.45	0	231,317.44	357,438.89
3.2.01.01.0003.623387* - ATUALIZACOES MONETARIAS	126,121.45	0	231,317.44	357,438.89
3.2.01.01.0005 - DESCONTOS CONDICIONAIS OBTIDOS	2,284.40	0	927.62	3,212.02
3.2.01.01.0005.621030* - DESCONTOS CONDICIONAIS OBTIDOS	2,284.40	0	927.62	3,212.02
3.2.01.01.0007 - JUROS SOBRE ATRASO DE PAGAMENTO	2,179.58	0	0.43	2,180.01
3.2.01.01.0007.625307* - ENCARGOS S/ ATRASO DE PAGAMENTO	2,179.58	0	0.43	2,180.01
3.2.01.01.0009 - RENDIMENTOS SOBRE APLICACAO FINANCEIRA	1,858,086.58	0	191,978.62	2,050,065.20
3.2.01.01.0009.617747* - RENDIMENTOS S/APLICACAO FINANCEIRA	1,858,086.58	0	191,978.62	2,050,065.20
3.2.01.02 - TRIBUTOS SOBRE RECEITAS FINANCEIRAS	236,380.07 D	38,891.90	0	275,271.97 D
3.2.01.02.0001 - PIS E COFINS	236,380.07 D	38,891.90	0	275,271.97 D
3.2.01.02.0001.326311* - PIS	33,042.37 D	5,436.50	0	38,478.87 D
3.2.01.02.0001.326312* - COFINS	203,337.70 D	33,455.40	0	236,793.10 D
4 - CUSTOS / DESPESAS	97,254,083.85	19,321,224.68	11,373,977.43	105,201,331.10
4.1 - CUSTOS	55,083,373.86	15,837,318.35	10,623,605.38	60,302,607.29
4.1.01 - CUSTOS OPERACIONAIS	48,981,391.27	9,002,227.90	4,470,000.81	53,514,179.31
4.1.01.01 - CUSTO COM PESSOAL	6,662,777.85	1,853,254.00	560,220.43	7,955,811.42
4.1.01.01.0001 - REMUNERACOES	3,210,272.36	378,172.04	38,019.65	3,550,424.75
4.1.01.01.0001.622210* - SALARIOS	1,911,400.43	187,808.58	576.41	2,098,632.60
4.1.01.01.0001.622211* - FERIAS	0	17,443.20	17,443.20	0
4.1.01.01.0001.622213* - ADICIONAL NOTURNO	128,190.71	49,865.86	0	178,056.57
4.1.01.01.0001.622215* - ADICIONAL POR PERICULOSIDADE	553,046.73	55,438.56	0	608,485.29

BALANCETE DRC (31/12/2016)

4.1.01.28.0001.622217* - BOLSA DE ESTAGIO	24,983.33	2,060.00	0	27,043.33
4.1.01.28.0001.622219* - HORA EXTRA	213,769.33	25,575.84	0	239,344.96
4.1.01.28.0001.622220* - OUTROS PROVENTOS	882.27	0	0	882.27
4.1.01.28.0002 - BENEFICIOS	1,200,900.11	111,179.81	25,266.74	1,329,903.18
4.1.01.28.0002.622221* - ALIMENTACAO	573,987.72	55,509.28	0	629,497.00
4.1.01.28.0002.622222* - ASSISTENCIA MEDICA	223,345.76	38,873.19	13,310.13	248,905.97
4.1.01.28.0002.622225* - EXAMES MEDICOS	13,191.96	0	0	13,191.96
4.1.01.28.0002.622224* - ASSISTENCIA ODONTOLOGICA	101.1 C	2,291.10	2,291.10	101.1 C
4.1.01.28.0002.622226* - TREINAMENTOS	20,766.23	496.74	0	21,262.97
4.1.01.28.0002.622228* - ODEPREV	62,764.19	1,410.65	0	63,215.06
4.1.01.28.0002.622229* - SEGURO DE VIDA EM GRUPO	14,548.96	1,498.77	949.51	15,107.42
4.1.01.28.0002.622230* - TRANSPORTE DE PESSOAL	216,200.03	19,215.13	9,521.20	225,727.36
4.1.01.28.0002.622232* - OUTROS BENEFICIOS	34,498.96	15,860.00	0	50,328.96
4.1.01.28.0003 - PARTICIPAÇÃO SOBRE RESULTADOS/PLR	368,521.00	109,605.42	0	478,126.42
4.1.01.28.0003.622234* - PARTICIPAÇÃO S/ LUCROS OU RESULTADOS/PLR	368,521.00	109,605.42	0	478,126.42
4.1.01.28.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	1,170,117.99	313,076.77	140,600.83	1,184,033.93
4.1.01.28.0004.622236* - ENCARGOS S/PROVISAO DE 13	72,312.86	50,049.30	122,425.16	0
4.1.01.28.0004.622237* - ENCARGOS S/PROVISAO DE FERIAS	63,845.11	65,229.98	18,199.57	110,875.56
4.1.01.28.0004.622239* - FGTS SOBRE SALARIOS	290,574.79	43,006.32	0	333,581.11
4.1.01.28.0004.622240* - INSS SOBRE SALARIOS	947,585.19	192,792.17	0.1	1,140,377.26
4.1.01.28.0005 - PROVISAO	687,435.39	661,219.96	341,316.21	1,007,339.14
4.1.01.28.0005.622243* - PROVISAO DE 13 SALARIO	204,834.34	476,432.40	341,316.21	339,950.53
4.1.01.28.0005.622244* - PROVISAO DE FERIAS	482,581.65	184,787.56	0	667,369.21
4.1.01.32 - CUSTOS COM MATERIAIS	22,344,023.22	2,613,622.74	1,604,318.83	23,353,326.93
4.1.01.32.0001 - MATERIAIS	16,544,376.81	2,201,447.23	1,590,928.57	17,156,905.47
4.1.01.32.0001.622245* - COMBUSTIVEIS E LUBRIFICANTES	949,100.22	25,686.79	3,000.00	971,786.83
4.1.01.32.0001.622246* - EQUIPAMENTOS E FERRAMENTAS	100,279.51	4,080.12	3,316.72	108,047.10
4.1.01.32.0001.622247* - IMPRESSOS E FORMULARIOS	27,998.75	0	0	27,998.75
4.1.01.32.0001.622248* - MATERIAIS DE LIMPEZA E HIGIENE	5,342.56	1,111.78	0	6,454.34
4.1.01.32.0001.622249* - MATERIAIS HIDRAULICOS	318,354.41	473,643.98	438,914.43	353,083.96
4.1.01.32.0001.622252* - MATERIAL DE EXPEDIENTE, USO E CONSUMO	20,762.29	0	0	20,762.29
4.1.01.32.0001.622253* - MATERIAL ELETRICO	63,150.37	202,483.33	199,768.21	65,909.41
4.1.01.32.0001.622256* - MATERIAL DE MANUTENCAO DE VEICULOS	21,796.12	620	0	22,416.12
4.1.01.32.0001.622260* - MATERIAL DE SEGURANCA E PROTECAO - EPI	1,262.90	1,317.20	1,317.20	1,262.90
4.1.01.32.0001.622261* - MATERIAL DE SEGURANCA E PROTECAO - EP	13,139.80	1,206.29	2,909.99	17,686.13
4.1.01.32.0001.622262* - MATERIAL LABORATORIAL	131,317.29	13,300.68	1,050.00	143,607.97
4.1.01.32.0001.622264* - MATERIAIS DE MANUTENCAO DE EQUIPAMENTO	471,205.38	95,418.98	72,611.21	493,813.15
4.1.01.32.0001.622265* - OUTROS MATERIAIS	220,810.77	62,602.74	41,177.86	242,296.60
4.1.01.32.0001.642566* - UNIFORMES	11,679.62	893.1	0	12,566.12
4.1.01.32.0001.904730* - AGUA BRUTA	13,015,389.22	1,190,707.97	509,454.04	13,696,643.15
4.1.01.32.0001.904731* - VAPOR	395,202.46	50,252.70	13,688.42	431,766.74
4.1.01.32.0001.904750* - AR DE SERVICO	277,900.63	41,627.41	11,343.66	308,187.38
4.1.01.32.0001.904770* - AR DE INSTRUMENTOS	252,832.39	35,943.00	8,647.14	276,225.79
4.1.01.32.0002 - MATERIAL QUIMICO DE TRATAMENTO	5,819,646.21	448,175.11	73,030.26	6,194,351.46
4.1.01.32.0002.779062* - MATERIAL QUIMICO DE TRATAMENTO	5,819,646.21	448,175.11	73,030.26	6,194,351.46
4.1.01.33 - CUSTOS COM SERVICOS	18,987,326.48	4,079,812.22	1,962,968.84	21,103,389.06
4.1.01.33.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	543,794.62	105,072.20	28,261.20	620,605.82
4.1.01.33.0001.622268* - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	312,883.62	64,373.53	7,200.00	370,057.15
4.1.01.33.0001.622269* - ALUGUEIS DE VEICULOS PJ	230,111.00	40,448.67	21,261.20	249,898.47
4.1.01.33.0001.622271* - OUTROS ALUGUEIS PJ	0	250	0	250
4.1.01.33.0003 - COMUNICACAO	167,321.31	11,664.92	3,989.90	175,000.17
4.1.01.33.0003.622274* - CORREIOS	0	41.79	41.79	0
4.1.01.33.0003.622275* - INTERNET	21,211.22	8,070.82	3,948.51	25,377.99

BALANCETE DRC (31/12/2016)

4.3.01.20.2003.622276* - RADIO E COMUNICACAO	103,917.11	0	0	103,917.11
4.3.01.20.2003.622277* - TELEFONIA FIXA	38,312.38	3,512.31	0	41,704.69
4.3.01.20.2004 - MANUTENCOES	5,835,609.29	1,276,702.39	72,849.33	6,880,347.31
4.3.01.20.2004.206472* - MANUTENCAO DE ELETRICA	1,207,459.12	165,411.11	0	1,176,870.41
4.3.01.20.2004.206471* - MANUTENCAO DE INSTRUMENTACAO	11,419.56	79,972.38	0	131,412.94
4.3.01.20.2004.622279* - MANUTENCAO DE IMOVEIS	923,115.33	77,084.26	0	1,000,239.59
4.3.01.20.2004.622280* - MANUTENCAO DE INFORMATICA	1,212.64	0	0	1,212.64
4.3.01.20.2004.622281* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	3,896,096.56	749,309.32	72,849.33	4,572,556.55
4.3.01.20.2004.622284* - MANUTENCAO DE VEICULOS	12,260.48	992.7	0	13,253.18
4.3.01.20.2005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	406,097.09	46,397.66	0	452,494.75
4.3.01.20.2005.622287* - CONSULTORIA / ASSESSORIAS	406,097.09	46,397.66	0	452,494.75
4.3.01.20.2006 - SERVICOS PESSOA JURIDICA	3,777,408.43	1,910,306.20	1,675,190.20	4,022,274.43
4.3.01.20.2006.585091* - SERVICO DE APOIO OPERACIONAL	773,498.23	77,718.99	0	851,207.22
4.3.01.20.2006.622288* - FORNECIMENTO DE AGUA PJ	7,350.00	3,525.00	0	10,875.00
4.3.01.20.2006.622290* - SERVICO DE ANALISE LABORATORIAL PJ	10,400.00	0	0	10,400.00
4.3.01.20.2006.622292* - SERVICO DE LAVANDERIA PJ	28,605.71	3,120.80	0	31,726.51
4.3.01.20.2006.622293* - SERVICO DE LIMPEZA E HIGIENE PJ	372,171.11	33,674.07	0	405,845.18
4.3.01.20.2006.622296* - SERVICO DE VIGILANCIA PJ	1,459,839.60	84,122.90	0	1,543,962.52
4.3.01.20.2006.622299* - TRANSPORTE DE RESIDUOS SOLIDOS PJ	963,498.46	30,413.32	0	993,911.78
4.3.01.20.2006.622300* - TRANSPORTES, FRETES E CARRETOS PJ	29,839.23	36.61	0	29,875.88
4.3.01.20.2006.622301* - OUTROS SERVICOS DE TERCEIROS PJ	112,485.52	1,680,672.14	1,675,190.20	115,507.46
4.3.01.20.2006.649211* - SERVICOS GRAFICOS	3,960.00	5,470.00	0	9,430.00
4.3.01.20.2006.700574* - TRATAMENTO DE RESIDUOS QUIMICOS	9,364.98	0	0	9,364.98
4.3.01.20.2006.704013* - MAO DE OBRA TEMPORARIA	8,126.57	1,212.37	0	9,358.94
4.3.01.20.2006.720610* - DISPOSICAO FINAL DE RESIDUOS SOLIDOS	349.22	0	0	349.22
4.3.01.20.2008 - ENERGIA ELETRICA	8,220,625.50	918,918.81	182,578.21	8,957,966.52
4.3.01.20.2008.808609* - ENERGIA ELETRICA	8,220,625.50	918,918.81	182,578.21	8,957,966.52
4.3.01.24 - CUSTO COM VIAGENS	6,445.67	1,344.13	1,336.13	6,453.67
4.3.01.24.2001 - CUSTO COM VIAGENS	6,445.67	1,344.13	1,336.13	6,453.67
4.3.01.24.2001.622317* - HOSPEDAGEM	1,716.00	0	0	1,716.00
4.3.01.24.2001.622318* - PASSAGENS	3,326.39	1,336.13	1,336.13	3,326.39
4.3.01.24.2001.622319* - OUTRAS DESPESAS COM VIAGENS	1,403.26	8	0	1,411.26
4.3.01.25 - TRIBUTOS, TAXAS E CONTRIBUICOES	771,509.07	10,902.52	17,372.36	764,053.21
4.3.01.25.2001 - FEDERAIS	3,411.52	0	0	3,411.52
4.3.01.25.2001.622324* - OUTROS TRIBUTOS E TAXAS	3,411.52	0	0	3,411.52
4.3.01.25.2002 - ESTADUAIS	9,767.32	324.18	0	10,091.50
4.3.01.25.2002.622326* - IPVA E SEGURO OBRIGATORIO	1,560.95	0	0	1,560.95
4.3.01.25.2002.622329* - OUTROS TRIBUTOS E TAXAS	8,206.37	324.18	0	8,530.55
4.3.01.25.2003 - MUNICIPAIS	708,244.23	10,588.32	17,372.36	753,553.19
4.3.01.25.2003.622330* - IPTU	655,586.30	10,588.32	0	715,174.62
4.3.01.25.2003.622334* - TKF - TAXA DE FISCALIZACAO	52,117.09	0	17,372.36	34,744.73
4.3.01.25.2003.622335* - OUTROS TRIBUTOS E TAXAS	185.84	0	0	185.84
4.3.01.26 - CUSTOS ENTRE PARTES RELACIONADAS	20,000.00	0	0	20,000.00
4.3.01.26.2001 - CUSTO SERVIÇO ASA (SEMEDIO PS/COP/ME)	20,000.00	0	0	20,000.00
4.3.01.26.2001.830497* - OUTRAS ASSESSORIAS E CONSULTORIAS	20,000.00	0	0	20,000.00
4.3.01.37 - SERVICOS MEDICOS S/ CREDITO	105,210.02	310,110.00	462,940.42	46,627.40 C
4.3.01.37.2001 - SERVICOS MEDICOS S/ CREDITO	105,210.02	310,153.00	462,940.42	46,627.40 C
4.3.01.37.2001.801559* - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	60,929.60	10,153.00	7,711.20	63,362.40
4.3.01.37.2001.801540* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	48,329.43	0	234,329.43	186,000.00 C
4.3.01.37.2001.800729* - PROVISAO ENERGIA ELETRICA	4,000.00 C	300,000.00	220,000.00	76,000.00
4.3.01.50 - OUTROS CUSTOS	317,883.11	47,282.31	0	365,165.42
4.3.01.50.2001 - SEGUROS	176,120.80	36,596.76	0	212,720.56
4.3.01.50.2001.622629* - SEGUROS DE RESPONSABILIDADE CIVIL	67,582.79	11,806.40	0	79,391.19

BALANCETE DAC (31/12/2016)

4.5.01.10.2001.622632* - SEGUROS OPERACIONAIS	75,219.55	14,723.61	0	89,943.16
4.5.01.10.2001.393810* - SEGUROS DE RISCOS DIVERSOS	37,261.46	8,254.75	0	45,516.21
4.5.01.10.2002 - OUTROS CUSTOS OPERACIONAIS	141,779.31	12,685.55	0	154,464.86
4.5.01.10.2002.622666* - ASSOCIACOES DE CLASSE	1,999.82	0	0	1,999.82
4.5.01.10.2002.622668* - INDENIZACOES	48,394.71	0	0	48,394.71
4.5.01.10.2002.622671* - CONTINGENCIAS TRABALHISTAS	41,121.84 C	0	0	41,121.84 C
4.5.01.10.2002.611046* - OUTROS CUSTOS OPERACIONAIS	18,258.54	1,193.94	0	19,452.48
4.5.01.10.2002.691037* - CONDUCAO E ALIMENTACAO	73,602.11	1,796.41	0	75,398.52
4.5.01.10.2002.808804* - EMOLUMENTOS E CARTORIO	13.3	300.7	0	314
4.5.01.10.2002.876410* - EVENTOS E PATROCINIOS	41,194.73	5,000.00	0	46,194.73
4.5.02 - CUSTOS C/DEPRECIACAO E AMORTIZACAO	7,542,459.76	6,826,344.98	6,018,211.72	8,350,593.02
4.5.02.28 - CUSTOS C/DEPRECIACAO	7,539,618.13	807,774.87	0	8,347,393.00
4.5.02.28.2001 - CUSTOS COM DEPRECIACAO	7,539,618.13	807,774.87	0	8,347,393.00
4.5.02.28.2001.622672* - VEICULOS E EMBARCACOES	63,941.81	1,760.42	0	65,702.23
4.5.02.28.2001.621667* - MOVEIS E UTENSILIOS	20,361.63	2,311.21	0	22,672.84
4.5.02.28.2001.621670* - EQUIPAMENTOS DE INFORMATICA	3,206.19	344.22	0	3,550.41
4.5.02.28.2001.621671* - EDIFICACOES E INSTALACOES	495,968.21	66,395.72	0	562,363.93
4.5.02.28.2001.718247* - MAQS E EQUIPSENAO TOMA CRED PIS/COFINS	6,718,370.21	699,396.87	0	7,417,767.08
4.5.02.28.2001.977671* - TUBULACOES	37,611.37	6,505.71	0	44,117.08
4.5.02.28.2001.977731* - POCOS ARTESIANOS	204,354.51	27,254.92	0	231,609.43
4.5.02.22 - CUSTOS COM AMORTIZACAO	2,841.63	6,018,470.05	6,018,211.72	3,099.96
4.5.02.22.2001 - CUSTOS COM AMORTIZACAO	2,841.63	6,018,470.05	6,018,211.72	3,099.96
4.5.02.22.2001.621077* - AQUISICAO DE SOFTWARE	2,841.63	258.33	0	3,099.96
4.5.02.22.2001.654886* - AMORTIZACAO DE AGIO	0	6,018,211.72	6,018,211.72	0
4.5.09 - CREDITO PIS/COFINS/ICMS SOBRE CUSTOS (-)	1,443,927.12 C	8,845.94	129,353.81	1,564,435.00 C
4.5.09.21 - CREDITO DE PIS/COFINS/ICMS (-)	1,443,927.12 C	8,845.94	129,353.81	1,564,435.00 C
4.5.09.21.2001 - CREDITO DE PIS (-)	257,565.36 C	1,577.92	22,576.48	278,563.92 C
4.5.09.21.2001.621159* - CREDITO DE PIS (-)	257,565.36 C	1,577.92	22,576.48	278,563.92 C
4.5.09.21.2002 - CREDITO DE COFINS (-)	1,186,361.76 C	7,268.02	107,577.37	1,286,671.11 C
4.5.09.21.2002.621060* - CREDITO DE COFINS (-)	1,186,361.76 C	7,268.02	107,577.37	1,286,671.11 C
4.3 - DESPESAS ADMINISTRATIVAS	3,560,247.38	518,797.09	260,526.72	3,867,515.71
4.3.01 - DESPESAS ADMINISTRATIVAS	3,564,860.33	518,396.31	260,526.72	3,862,727.92
4.3.01.20 - DESPESAS COM PESSOAL	31,488.54	496.74	496.74	31,488.54
4.3.01.20.2002 - BENEFICIOS	0	496.74	496.74	0
4.3.01.20.2002.621230* - TREINAMENTOS	0	496.74	496.74	0
4.3.01.20.2004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVIS	31,488.54	0	0	31,488.54
4.3.01.20.2004.621216* - CONTRIBUICAO PATRONAL	31,488.54	0	0	31,488.54
4.3.01.22 - DESPESAS COM MATERIAIS	5,777.12	0	0	5,777.12
4.3.01.22.2001 - MATERIAIS	5,777.12	0	0	5,777.12
4.3.01.22.2001.621064* - MATERIAL DE EXPEDIENTE, USO E CONSUMO	3,600.92	0	0	3,600.92
4.3.01.22.2001.621068* - OUTROS MATERIAIS	353.3	0	0	353.3
4.3.01.22.2001.642346* - MATERIAL DE COPA E COZINHA	33.3	0	0	33.3
4.3.01.22.2001.808814* - MATERIAL DE SEGURANCA E PROTECAO - EP	1,790.00	0	0	1,790.00
4.3.01.23 - DESPESAS COM SERVICOS	370,511.82	127,993.23	9,048.19	489,456.86
4.3.01.23.2003 - COMUNICACAO E DESPESAS POSTAIS	15,792.44	7,938.05	7,896.22	15,834.27
4.3.01.23.2003.621279* - CORREIOS	0	41.79	0	41.79
4.3.01.23.2003.621280* - INTERNET	15,792.44	7,896.22	7,896.22	15,792.44
4.3.01.23.2004 - MANUTENCOES	2,442.92	2,508.00	0	4,950.92
4.3.01.23.2004.621287* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	0	2,508.00	0	2,508.00
4.3.01.23.2004.642426* - MANUT DE LICENCA DE USO DE SOFTWARES	2,442.92	0	0	2,442.92
4.3.01.23.2005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	75,270.52	19,649.78	0	94,920.30
4.3.01.23.2005.621289* - AUDITORIA	52,288.24	14,413.57	0	66,701.81
4.3.01.23.2005.621290* - CONSULTORIA / ASSESSORIAS	22,982.28	5,236.21	0	28,218.49

BALANCETE DAC (31/12/2016)

4.3.01.20.2006 - SERVICOS PESSOA JURIDICA	276,645.94	97,817.44	1,232.37	373,230.01
4.3.01.20.2006.362060* - SERVIÇO DE LAVANDERIA PJ	0	337.81	0	337.81
4.3.01.20.2006.621296* - OUTROS SERVIÇOS DE TERCEIROS PJ	1,102.21	0	0	1,102.21
4.3.01.20.2006.642526* - ANUNCIOS E PUBLICACOES/RADIO/TV/JORNAIS	160,279.97	0	0	160,279.97
4.3.01.20.2006.642626* - DESENVOL. E MANUTENCAO DE SOFTWARE	71,043.37	90,323.49	0	161,371.46
4.3.01.20.2006.704215* - MAO DE OBRA TEMPORARIA	40,217.85	7,172.53	1,232.37	46,157.58
4.3.01.25 - DESPESAS ENTRE PARTES RELACIONADAS	3,257,198.04	405,694.83	239,369.91	3,423,463.14
4.3.01.25.2001 - RATEIO DE DESPESAS (TAC)	2,997,884.50	354,433.41	213,837.62	3,138,478.73
4.3.01.25.2001.701398* - ACORDO DIV CUSTOS E RATEIO DESPESAS	2,784,047.28	174,509.82	0	2,958,151.10
4.3.01.25.2001.881030* - PROVISAO ACORDO DIV.CUSTOS E RATEIO DESP.	213,837.62	183,127.63	213,837.62	183,127.63
4.3.01.26.2001 - RATEIO DE DESPESAS CSC	153,253.54	30,134.96	11,267.49	172,119.04
4.3.01.25.2001.807712* - RATEIO DE DESPESAS CSC	153,253.58	30,134.96	11,267.49	172,119.04
4.3.01.25.2009 - RATEIO DE DESPESAS TI	104,205.38	20,928.42	10,464.21	114,665.79
4.3.01.25.2009.359617* - RATEIO DESPESAS TI	104,205.38	20,928.42	10,464.21	114,665.79
4.3.01.50 - OUTRAS DESPESAS	99,685.59 C	24,275.51	11,314.28	86,938.36 C
4.3.01.50.2002 - OUTRAS DESPESAS OPERACIONAIS	29,777.88	22,907.76	11,314.28	41,171.36
4.3.01.50.2002.625706* - ASSOCIACOES DE CLASSES	74.37	0	0	74.37
4.3.01.50.2002.642396* - EMOLUMENTOS E CARTORIO	729.46	1,192.70	0	1,922.16
4.3.01.50.2002.642546* - EVENTOS E PATROCINIOS	376.34	0	0	376.34
4.3.01.50.2002.648210* - CONFRATERNIZACOES	10,000.00	0	0	10,000.00
4.3.01.50.2002.651206* - OUTRAS DESPESAS ADMINISTRATIVAS	14,757.49	21,715.06	11,314.28	24,958.49
4.3.01.50.2002.830682* - CONDUCAO E ALIMENTACAO EVENTUAIS	3,862.22	0	0	3,862.22
4.3.01.50.2006 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	129,473.47 C	1,363.73	0	128,109.74 C
4.3.01.50.2006.361099* - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	129,473.47 C	1,363.73	0	128,109.74 C
4.3.02 - DESPESAS C/DEPRECIACAO E AMORTIZACAO	4,387.05	400.78	0	4,787.83
4.3.02.20 - DESPESAS C/DEPRECIACAO	4,387.05	400.78	0	4,787.83
4.3.02.20.2001 - DESPESAS C/DEPRECIACAO	4,387.05	400.78	0	4,787.83
4.3.02.20.2001.623017* - MOVEIS E UTENSILIOS	67.65	6.15	0	73.8
4.3.02.20.2001.623033* - EQUIPAMENTOS DE INFORMATICA	4,319.40	394.63	0	4,714.03
4.4 - DESPESAS FINANCEIRAS	26,597,343.10	1,694,103.61	84,495.10	28,207,343.61
4.4.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,597,343.10	1,694,103.61	84,495.10	28,207,343.61
4.4.01.20 - DESPESAS FINANCEIRAS E BANCARIAS	26,597,343.10	1,694,103.61	84,495.10	28,207,343.61
4.4.01.20.2001 - DESPESAS FINANCEIRAS	12,872,108.21	1,219,266.38	375.2	14,120,003.91
4.4.01.20.2001.623029* - JUROS	2,321.76	0	0	2,321.76
4.4.01.20.2001.623030* - MULTAS POR ATRASO DE PAGAMENTO	1,173.18	192.91	0	1,366.09
4.4.01.20.2001.623031* - TARIFAS BANCARIAS	10,335.43	1,637.20	0	11,972.63
4.4.01.20.2001.642686* - JUROS DE FINANCIAMENTOS	11,779,185.21	1,203,842.12	199.4	12,982,828.17
4.4.01.20.2001.673539* - DESCONTOS CONCEDIDOS	157,415.87	0	175.8	157,240.07
4.4.01.20.2001.681475* - COMISSOES BANCARIAS	432,830.00	15,906.68	0	448,736.72
4.4.01.20.2001.984932* - AMORTIZACAO DO CUSTO DE TRANSACAO	104,846.90	9,687.67	0	114,534.57
4.4.01.20.2003 - VARIACOES MONETARIAS E CAMBIAIS	13,693,073.97	463,166.32	84,119.90	14,072,124.39
4.4.01.20.2003.623033* - VARIACOES MONETARIAS	13,693,073.97	463,166.32	84,119.90	14,072,124.39
4.4.01.20.2007 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,169.81	5.54	0	3,175.35
4.4.01.20.2007.731540* - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,169.81	5.54	0	3,175.35
4.4.01.20.2008 - MULTA SOBRE ATRASO DE PAGAMENTO	22,666.39	44.77	0	22,711.16
4.4.01.20.2008.731541* - MULTA SOBRE ATRASO DE PAGAMENTO	22,666.39	44.77	0	22,711.16
4.4.01.20.2013 - PARTES RELACIONADAS / MUTUO	10,526.72	0	0	10,526.72
4.4.01.20.2013.327529* - ECTREL S/A	10,526.72	0	0	10,526.72
4.5 - DESPESAS TRIBUTARIAS	9,408.68	1,919.44	520.91	10,807.17
4.5.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	9,408.68	1,919.44	520.91	10,807.17
4.5.01.20 - TRIBUTOS, TAXAS E CONTRIBUICOES	9,408.68	1,919.44	520.91	10,807.17
4.5.01.20.2002 - ESTADUAIS	8,525.39	0	0	8,525.39
4.5.01.20.2002.623041* - ICMS	8,478.39	0	0	8,478.39

BALANCETE DAC (31/12/2014)

4.5.01.01.0002.623542* - OUTRAS TAXAS	47		0	0		47				
4.5.01.01.0003 - MUNICIPAIS	883.29		1,910.44	520.91		2,321.78				
4.5.01.01.0003.623549* - OUTRAS TAXAS	0		1,910.44	520.91		1,438.49				
4.5.01.01.0003.700773* - ISS	883.29		0	0		883.29				
4.6 - OUTRAS RECEITAS E DESPESAS	312,836.63		0	0		312,838.63				
4.6.01 - GANHO/PERDA NA BAIXA DE ATIVOS	312,836.63		0	0		312,836.63				
4.6.01.01 - GANHO/PERDA NA BAIXA DE ATIVOS	312,836.63		0	0		312,838.63				
4.6.01.01.0001 - MATERIAIS	204,910.91		0	0		204,910.91				
4.6.01.01.0001.623511* - CUSTO DE AQUISIÇÃO	204,910.91		0	0		204,910.91				
4.6.01.01.0003 - IMOBILIZADO	107,987.72		0	0		107,987.72				
4.6.01.01.0003.623514* - RECEITA DE VENDA	1,061.53 C		0	0		1,061.53 C				
4.6.01.01.0003.623513* - CUSTO DE AQUISIÇÃO	109,049.25		0	0		109,049.25				
4.7 - PROVISÃO P / IR E CSLL	11,481,122.20		1,232,645.76	407,837.28		12,305,950.72				
4.7.01 - PROVISÃO P / IR E CSLL	11,481,122.20		1,232,645.76	407,837.28		12,305,950.72				
4.7.01.02 - PROVISÃO PARA IR E CSLL DIFERIDOS	11,481,122.20		1,232,645.76	407,837.28		12,305,950.72				
4.7.01.02.0001 - PROVISÃO PARA IR DIFERIDO	8,442,001.61		906,357.19	299,880.35		9,048,478.45				
4.7.01.02.0001.711549* - PROVISÃO PARA IR DIFERIDO	8,442,001.61		906,357.19	299,880.35		9,048,478.45				
4.7.01.02.0002 - PROVISÃO PARA CSLL DIFERIDO	3,039,120.59		326,288.59	107,956.93		3,257,452.25				
4.7.01.02.0002.711550* - PROVISÃO PARA CSLL DIFERIDO	3,039,120.59		326,288.59	107,956.93		3,257,452.25				
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	ATIVO		-297,844,719.79	66,414,372.88	66,224,496.48	-297,814,196.34
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	PASSIVO		275,388,211.91	18,322,691.61	16,911,469.17	275,976,989.47
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	RESULTADO		22,276,507.79	21,575,151.17	23,176,250.01	23,877,606.67
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL GERAL		0	106,312,215.70	106,312,215.70	0
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL DAS CONTAS DE RESULTADO		22,276,507.79	21,575,151.17	23,176,250.01	23,877,606.67

ATTACHMENT 2

APPRAISAL REPORT AP-00120/17-01

DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.;
CETREL S.A.

APPRAISAL REPORT:	AP-00120/17-01	VALUATION DATE:	December 31st, 2016

(Convenience Translation into English from the Original Previously Issued in Portuguese)

APPLICANT: ODEBRECHT UTILITIES S.A., hereinafter called ODEBRECHT UTILITIES.

Limited Liability Company with headquarters located at Rua Lemos Monteiro, no. 120, 14th floor, Butantã, in the City and State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 17.382.530/0001-44.

OBJECTS: CETREL S.A., hereinafter called CETREL.

Limited Liability Company with headquarters located at Vila Atlântica, Km 09, Industrial Area East, Petrochemical Center, City of Camaçari, State of Bahia registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 14.414.973/0001-81.

DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A., hereinafter called DAC.

Limited Liability Company, with headquarters at Rua Eteno, no. 1,561, Basic Complex, Petrochemical Center, City of Camaçari, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ) under no 01.944.031/0001-63.

PURPOSE: To determinate of the net income of CETREL, for the purposes of comply with section c) of the line II of the article 256 of the Law 6,404/76 (*"Brazilian Corporate Law"*).

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA., hereinafter called APSIS, was appointed by ODEBRECHT UTILITIES to compile the net income of CETREL (or the "Company"), pursuant to the request of BRASKEM S.A., potential purchaser of CETREL, for the purpose to comply with section c) of the line II of the article 256 of the Law no. 6,404/76 ("Brazilian Corporate Law"), transcribed below.

The acquisition, by a public traded company, of the control of a commercial company, will be subject to the deliberation of a general shareholder's meeting of the acquirer, especially convened to understand the operation, whenever:

- *I - The price of the purchase is a significant investment to the acquirer (article 247);*
- *II - The average price of each share is more than one and a half times one of the following 3 (three) values below:*
  - *a) Average share price in the stock market or in the OTC market, during ninety days prior to the acquisition date; (as amended by Law 9,457, from 1997);*
  - *b) Shareholders Equity Value per share (article 248), valued at market value (Article 183, § 1st);*
  - *c) Value of net income per share, limited to fifteen times the annual net income per share (Article 187 n. VII) of the last 02 (two) fiscal years adjusted by the inflation.*
- *§ 1st The proposal or purchase agreement, alongside with the appraisal report, according to the provisions of art. 8th, §§ 1st and 6th, comprising all the necessary elements to the resolution, shall be submitted to prior approval by the general shareholder's meeting or to ratification by it, subject to the management's responsibility;*

§ 2nd If the acquisition price exceeds one and a half times the highest of the three values mentioned in item II of the caput, the dissenting shareholder of the meeting's approving decision will have the right to withdraw from the company and be reimbursed by the value of his shares, as stated on article 137, subject to the provisions of its item II. (as amended by Law 9,457, from 1997).

It should be noted that the purpose of this appraisal report is to compile of the net income of CETREL for the purpose to comply with section c) of the line II of the article 256 of the Law no. 6,404/76, therefore it is no intended to comply with all requirements of the referred article.

CONCLUSION

The income approach was the methodology adopted in this report to compile the net income of CETREL for the purpose to comply with section c) of the line II of the article 256 of the Law 6,404/76. According to this methodology, the net income per share is calculated by projecting the net cash flow, and then discounting it to present value through an appropriate discount rate.

HISTORICAL NET PROFIT

As stated in the section c) of the line II of the article 256 of the Law 6.404/76, the net income per share is limited to fifteen times the annual net income per share of the last two fiscal years adjusted by the inflation. Consequently, it was necessary to calculate the Company's average net income of the last two fiscal years. The years of 2015 and 2016 were considered for calculation purposes, as demonstrated below.

CETREL'S ADJUSTED HISTORICAL RESULTS		
	2015	2016
Cetrel's result in the period	18,594	17,788
Accumulated historical inflation	6.29%	-
Cetrel's adjusted result	19,763	17,788
15x	*296,448*	*266,820*
Average	281,634	

NET INCOME PER SHARE

Based on CETREL's cash flow, projected for ten years and considering perpetuity after 2027, these values were discounted to present value by applying the nominal discount rate of 12.1% p.a.

The following table presents a summary of CETREL's net income as of December 31st, 2016.

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	513,362
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	1,040,566

FINAL VALUE COMPILED

As showed above, CETREL's projected net income is higher than fifteen times of its annual net income per share in the last two fiscal years. Consequently, the value to be considered in this analysis is the historical net income of the company.

apsis

INDEX

1. INTRODUCTION

APSIS, with head office located at Rua da Assembleia, nº 35, 12º floor, Centro, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 27.81.922/0001-70 and CORECON/RJ under no. RF.02052, was appointed by ODEBRECHT UTILITIES to compile the net income of CETREL, for the purpose to comply with section c) of the line II of the article 256 of the Law 6,404/76.

To prepare this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. The estimates applied in this procedure are based on documents and information such as:

- Business plan of CETREL and DAC;
- Balance sheets of CETREL in the valuation date;
- Balance sheets of DAC in the valuation date;
- Historical financial statements of the companies.

The APSIS team in charge of preparing this report consists of the following professionals:

- AMILCAR DE CASTRO
  Director
  Bachelor in Law
- ANA CRISTINA FRANÇA DE SOUZA
  Partner and Counselor
  Civil Engineer (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
  Lawyer (OAB/RJ 167.543)
- LUIZ PAULO CESAR SILVEIRA
  Vice President
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 and CRC/RJ-118263/P-0)
- MARCIA APARECIDA DE LUCCA CALMON
  Director
  Accountant (CRC/1SP-143169/O-4)
- MARINA RAGUCCI DA SILVA FREIRE
  Projects
  Economist
- RENATA POZZATO CARNEIRO MONTEIRO
  President
  Postgraduate in Law (OAB/RJ 109.393)
- RODRIGO NIGRI ADELSON
  Projects
  Economist (CORECON/RJ 26873)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be read carefully.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved nor in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this report.
- To the best of the consultant's knowledge and credit, the analyses, opinions and conclusions expressed in this report are based on data, diligence, research and surveys that are true and correct.
- For the purposes of this report, we assumed that the information received from third parties are correct, and the sources thereof are listed in said Report.
- For projection purposes, we assume the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the assets subject to the work in question, other than those listed in this report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability over the matter of this Appraisal Report, including implicit ones, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- The current Report complies with the specifications and criteria determined by the ABNT - *Associação Brasileira de Normas Técnicas* (Brazilian Association of Technical Standards), USPAP (Uniform Standards of Professional Appraisal Practice) and International Valuation Standards (IVS), in addition to the requirements imposed by different agencies and regulations, such as: CPC (Accounting Standards Committee), the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission of Brazil), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), Brazilian Committee of Business Valuators (CBAN), *Conselho Federal de Contabilidade* (CFC), etc.
- The controller and the companies' management involved did not direct, limit, hinder or practice any acts whatsoever that have or may have prevented the access, use or knowledge of data, goods, documents or work methodologies relevant to the quality of the conclusions herein.

3. SCOPE AND LIABILITY LIMITATIONS

- To prepare this report, APSIS used historic data and information audited by third parties, or unaudited, and unaudited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true, and, as such, does not assume any liability with respect to their reliability.
- The scope of this work did not include auditing the financial statements or reviewing the works performed by its independent accountants. Consequently, APSIS is not hereby expressing any opinion with respect to any financial statements mentioned herein.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work has been developed solely to be used by the Applicants and its partners, aiming at the previously described purpose. Therefore, this Report shall not be published, circulated, reproduced, disclosed or used for any other purpose other than the aforementioned one, without a prior and written consent from APSIS.
- The analyses and conclusions contained herein are based on several assumptions, considered at the date of this Report, of future operating projections, such as prices, volumes, market shares, revenues, taxes, investments, operating margins, etc. Therefore, the Company's future operating results may be different from any forecast or estimate contained in this report, especially in the case of future knowledge of information not available at the date of this Report.
- This analysis does not reflect events that occurred after the date of this Report, nor their impacts.
- APSIS is not responsible for direct or indirect losses or loss of profits eventually resulting from improper use of this Report.
- We emphasize that an understanding of the conclusion of this Report will only be possible with a complete reading, including its attachments, and any conclusions from partial readings may be incorrect or inaccurate.
- The present report does not intend to comply with all requirements of the article 256 of the Law no. 6,404/76, being its only purpose to comply with section c) of the line II.

4. CETREL'S BACKGROUND

CETREL

CETREL Odebrecht Ambiental

CETREL is an environmental solutions company for the industrial sector. It started its operations in 1978, along with the first companies of the Industrial Complex of Camaçari.

This petrochemical complex, located in the municipality of Camaçari, 50 kilometers away from Salvador, was the first to be planned in the country. Integrated in the Southern Hemisphere, it has more than ninety chemicals, petrochemical and other industries such as automobiles, cooper, metallurgy, fabrics, fertilizes, wind energy, pharmaceuticals, beverages and services.

With more than thirty-five years of operation, CETREL is responsible for water supply, treatment and final disposal of effluents and industrial waste, water distribution and reuse, as well as all environmental monitoring of the Industrial Complex of Camaçari (including its area of influence) and its reach in other Brazilian regions.

Although its main clients are the companies located in the Industrial Complex, CETREL is also present in other states, such as Alagoas, Rio de Janeiro and Rio Grande do Sul, among others. It offers a complete range of services and environmental solutions, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste;
- Valorization of materials;
- Georeferenced information system;
- Air monitoring network;
- Laboratory services;
- Bioenergy;
- Innovation and environmental technology services.

BACKGROUND OF THE INVESTED COMPANY

DAC

DAC operates in the water treatment segment. It is responsible for the production of 30 million m^3/year of demineralizer, clarified and potable water used by the companies of the Industrial Complex of Camaçari, as well as managing the fire water reservoir of the complex. It was created through the consolidation of the assets of the Water Treatment Unit of Braskem S.A., in a specific legal entity for the purpose of the transaction with *Odebrecht Ambiental*.

5. SECTOR ANALYSIS

The environmental sanitation is a set of services that includes water supply, sewage, rainwater drainage, urban cleaning and solid waste management. Brazil has 13% of the world's potable water, but the collection and treatment of this resource is still scarce when compared to other more developed countries.

According to the United Nations World Water Develompment Report, released in 2016, agriculture is responsible for 70% of the water use, while industry uses 205 and residences 10%. Acccording to the same study, the lack of correct management of the water resources can have serious economic impacts. The document mention studies that show a positive correlation between investment in the water sector and economic growth, since three-quartes of jobs in the world depend on water.

Water Use in the World



Agriculture 70%
Residencies 10%
Industry 20%

Source: UN

World Reserves of Potable Water



Others 63%
USA 7%
Canada 7%
Russia 10%
Brazil 13%

Source: World Bank

Despite developments in the sector, especially in recent years, following the regulatory framework (Law 11,445/07), Brazil is still far from the universalization of sanitation services and behind schedule in relation to the international scenario. According to a survey conducted by the Instituto Trata Brasil and the Brazilian Business Council for Sustainable Development, in a ranking of two hundred countries in 2011, Brazil is the 112th position, behind nations of the of North Africa, the Middle East and South America.

Population with Access to Potable Water


100%
99%
97%
96%
94%
93%
89%
88%
France
USA
Argentina
Russia
Mexico
Brazil
China
India

Note: Regarding december of 2014. Source: WHO and Brazilian SNIS

The ranking is based on the Sanitation Development Index prepared by the United Nations Development Program, which takes in consideration the coverage of sanitation and the development of the sector between 2000 and 2011. The index attribuited to Brazil was of 0,581, lower than the index of other Southern America countries, suchs as Equador (0,719), Chile (0,707), Honduras (0,686), Argentina (0,667) and Uruguay (0,658).

The deficiency in basic sanitation services has a strong correlation with public health issues, contributing to the incidence of gastrointestinal infection, such as cholera, amebiasis, diarrhe and gastroenteritis of presumed infectious origin. In addition, it is the main cause of enviromental degradation of the Brazilian river basins, especially thoses in which large metropolis are located. This scarcity situation allows the dissemination of diseases related of water transmission, with negative impacts in fields such as education, labor, economy, biodiversity, water availability and others.

Brazil has a water supply network thath, although not universal, can be considerad extensive. This sceneario, however is not observed in the sewage collection, which is in a very precarious situation. Additionaly, the sanitary sewage deficit is not restricted to collection, but is also present in treatment.

Population with Access to Sewage Collection


100%
100%
90%
87%
85%
56%
55%
31%
USA
France
Argentina
Russia
Mexico
Brazil
China
India

Note: Regarding december of 2014. Source: WHO and Brazilian SNIS

Data collected by the National Sanitation Information System in 2012, indicate that 93% of the Brazilian population has acess to water supply networks and 56% have acess to sewage collection networks. In turn, only 38,7% of the sewage generated in Brazil receives some type of treatment.

Given the importance of sanitation of the quality of life of the population and the current precariousness of services in the country, the sector was included

in the list of priority investments of federal government, especially since 2007, with the creation of the Accelaration Program of Growth (*Programa de Acelaração do Crescimento - PAC*).



Investments on Brazilian Sewage Sector by Category
4,534
4,238
5,620
7,839
8,962
8,402
9,754
2006
2007
2008
2009
2010
2011
2012
Water
Sewage
Others
Capitalizable expenses

Source: Brazilian SNIS

The main sources of investment available for basic sanitation in Brazil are:

- Resources from public funds (*Fundo de Garantia por Tempo de Serviço – FGTS – and the Fundo de Amparo ao Trabalhador – FAT*), also called onerous resources;
- Non-costly resources, derived from the Annual Budget Law, also known as the General Budget of the Union, e State and City budgets;
- Resources from international loans contracted with multilateral credit agencies, such as the Interamerican Bank of Development and the World Bank;
- Own resources of the service providers, resulting from the generation of operational cash. The industries are responsible for the treatment of water and its effluents.

6. ASSESSMENT METHODOLOGIES - NET INCOME PER SHARE

INCOME APPROACH: CASH FLOW

This methodology defines the company's profitability as its operating value, equivalent to the discounted value of the future net cash flow.

The projected period of the net cash flow is determined by considering the time that the company will take to provide a stable operational activity, i.e., without relevant operational variations. The cash flow is then discounted to present value, using a discount rate which will reflect the risk associated with the market, business and capital structure.

PROJECTION OF FUTURE RESULTS

NET CASH FLOW

In order to calculate the net cash flow, we used the Invested Capital as a measure of income, according to the table alongside, and based on the theories and economic practices most commonly accepted by the market, especially from the following works:

- *DAMODARAN, Aswath. Avaliação: Princípios e Prática. Finanças Corporativas: teoria e prática. 2ª Edição. Porto Alegre: Bookman, 2004. p. 611-642.*
- *PRATT, Shannon P. Income Approach: Discounted Economic Income Methods. Valuing a Business: The Analysis and Appraisal of Closely Held Companies. 3rd Edition. USA: Irwin Professional Publishing, 1996. p. 149-202.*

CASH FLOW NET OF INVESTED CAPITAL
Earnings before interest, taxes, depreciation and amortization (EBITDA)
(-) Non-cash items (depreciation and amortization)
(=) Earnings before interest and taxes (EBIT)
(-) Income Tax and Social Contribution (IR/CSSL)
(=) Net income after taxes
(+) Non-cash items (depreciation and amortization)
(=) Gross cash flow
(-) Capital Expenditures (CAPEX)
(+) Other inflows
(-) Other outflows
(-) Working capital variation
(=) Net cash flow

RESIDUAL VALUE

Perpetuity is considered after the end of the projected period, which contemplates all the cash flows to be generated after the last projected year and their respective growths. The company's residual value (perpetuity) is usually estimated by using the constant growth model. This model assumes that, after the end of the projected period, net income will have constant perpetual growth. It also calculates the perpetuity value in the last year of the projected period based on the geometric progression model, carrying it, next, to the first projection year.

DISCOUNT RATE

The discount rate used to calculate the present value of the earnings determined in the projected cash flow represents the minimum profitability required by investors, considering that the company will be financed partly by equity, which will demand a higher profitability than that obtained in a standard risk investment, and partly by debt capital.

This rate is calculated through the WACC - Weighted Average Cost of Capital methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital), as demonstrated in the tables alongside.

The risk-free rates are usually based on the U.S. Treasury bonds. For the cost of equity, 20-year securities are used, a term that most accurately reflects the concept of a company's continuity. For the cost of debt capital, 10-year securities are considered, which more adequately reflect the term in which a company may raise funds in the international market.

Cost of equity	Re = Rf + beta*(Rm - Rf) + Rp + Rs
Rf	Risk-free rate - based on the annual interest rate of the American Treasury for 30-year securities, considering long-term U.S. inflation.
Rm	Market Risk - measures the value of a fully diversified portfolio of shares for a period of 30 years.
Rp	Country Risk - represents the risk of investing in an asset in that country compared to a similar investment in a country considered safe.
Rs	Premium risk for size - measures how much the size of the company affects its risk level.
Beta	Adjusts the market risk to the risk of a specific sector.
Levered Beta	Adjusts the sector's beta to the company's risk.

Cost of debt	Rd = Rf (*) + alfa + Rp
Rf (*)	Risk-free rate - based on the annual interest rate of the American Treasury for 10-year securities, considering U.S. inflation
Alfa	Specific Risk - represents the risk of investing in the company in question.

Discount rate	WACC = (Re x We) + Rd (1 -t) x Wd
Re =	Cost of equity.
Rd =	Cost of debt.
We =	Percentage of equity in capital structure.
Wd =	Percentage of debt in capital structure.
T =	Company's effective income tax and social contribution rates.

7. ASSESSMENT OF THE VALUE OF THE NET INCOME

MAIN STEPS OF THE VALUATION

CETREL'S PROJECTED NET INCOME

The income approach was the methodology adopted in this report to determine the net profit of CETREL for the purposes of complying with section c) of the line II of the article 256 of the Law 6.404/76. In this methodology, we compile the net income per share by projecting the net cash flow, and then discounting to present value throughout an appropriate discount rate (see Attachment 1).

Considering a discount rate of 12.1% and a projected period of ten years, the value of CETREL was calculated as demonstrated below.

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	513,362
NET DEBT	(152,988)
INCINERATION PLANT	1,743
CETREL'S PROJECTED NET INCOME (BRL thousand)	362,117

DAC'S PROJECTED NET PROFIT

CETREL holds 100% of the shares of DAC. Thus, to determine CETREL's net income per share value, it was also necessary to determine the value per share of DAC. The methodology used in this appraisal was also the income approach and its calculated value it was considered in the CETREL's consolidated value (more details in the Attachment 2).

Considering a discount rate of 11.4% and a projected period of twenty-seven years, the value of DAC was calculated as net profit demonstrated below.

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	707,174
DISCOUNTED RESIDUAL VALUE	144,633
DAC'S OPERATIONAL VALUE (BRL thousand)	851,807
NET DEBT	(173,359)
DAC'S PROJECTED NET INCOME (BRL thousand)	678,449

RESULTS COMPARISON

NET INCOME PER SHARE - CONSOLIDATED PROJECTED NET PROFIT

Considering the values calculated in the Attachments 1 and 2 of this report, the value of the net income was compiled based on the projected net income of CETREL and its invested company, as demonstrated below.

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	**513,362**
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	**1,040,566**

HISTORICAL NET INCOME

CETREL's projected net income is higher than fifteen times its annual net income per share in the last two fiscal years. Therefore, the value to be considered in this analysis is the historical net income of the company. For the calculation, it was considered the years of 2015 and 2016.

CETREL'S ADJUSTED HISTORICAL RESULTS		
	2015	2016
Cetrel's result in the period	18,594	17,788
Accumulated historical inflation	*6.29%*	-
Cetrel's adjusted result	19,763	17,788
15x	*296,448*	*266,820*
Average	281,634	

As demonstrated below, the conclusion of the analyses as defined by the current legislation results in a value of BRL 281,634 thousand.

CONCLUSION - RESULT COMPARASION (BRL thousand)	
Net income per share (projected)	1,040,566
15x adjusted historical net income	281,634
CONCLUSION CETREL'S NET INCOME* (BRL thousand)	**281,634**

* Limited to fifteen times the annual net income per share of the last two fiscal years adjusted by the inflation.

8. CONCLUSION

Based on the estimates carried out by APSIS, as of December 31, 2016, and in accordance to the section c) of the line II of the article 256 of the Law 6,404/76, the conclusion reached is that the value to be considered to the CETREL's net income is defined by fifteen times of the historical net income per share in the last two fiscal years, adjusted by inflation, equivalent to **BRL 281,634 thousand** (two hundred and eighty-one millions, six hundred and thirty four thousands *reais*).

The Appraisal Report AP-00120/17-01 was prepared in the form of a Digital Report (electronic document in PDF - Portable Document Format), with the digital certification of the technical officials, and printed by APSIS, composed of 18 (eighteen) pages typed on one side and 05 (five) attachments. APSIS, CREA/RJ 1982200620 and CORECON/RJ RF 02052, a company specialized in asset valuation, legally represented hereunder by its directors, makes itself available to provide any further clarifications that may be required.

9. *CONVENIENCE TRANSLATION INTO ENGLISH*

The accompanying appraisal report and its attachments have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 26th, 2017.

MARCIA APARECIDA DE LUCCA CALMON	MARINA RAGUCCI DA SILVA FREIRE	RODRIGO NIGRI ADELSON
Director (CRC/1SP-143169/O-4)	Projects	Projects

10. LIST OF ATTACHMENTS

1. DAC'S CASH FLOW
2. CETREL'S CASH FLOW
3. DAC'S SUPPORTING DOCUMENTS
4. CETREL'S SUPPORTING DOCUMENTS
5. GLOSSARY AND APSIS PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, no. 35, 12th Floor
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, no. 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

ATTACHMENT 1

OPERATIONAL ASSUMPTIONS – DAC

GROSS OPERATIONAL REVENUE (GOR) – DAC

The projection of DAC's operational revenue was based in the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2022, only the inflationary growth was considered over the revenue.

DAC's revenues are obtained through the service supply, such as:

- Production of demineralized, clarified and potable water;
- Management of the fire water reservoir of the Industrial Complex of Camaçari.

Based on the company's business plan these revenues were projected consolidated and are demonstrated in the graph below.



Gross Operational Revenue (GOR)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
(BRL thousands)
170,375
178,904
194,215
212,087
231,605
252,918
276,193
301,609
329,365
359,675
392,774
428,919
468,390
511,494
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Total Revenue

DEDUCTIONS OF THE GROSS OPERATIONAL REVENUE - DAC

The projection of the deductions and taxes was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results.

The following rates were used in the projection:

- PIS/COFINS: 9.25% of the Gross Operational Revenue;
- ICMS: 9.42% of the Gross Operational Revenue.

COST OF SERVICES - DAC

DAC's cost of services is composed by: (I) wages and charges, (II) electric energy, (III) material treatment, (IV) other materials, (V) third-party services, (VI) maintenance, (VII) CITAM and (VIII) other operational costs. Its projections were based in the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2020, costs of services were considered as 43.9% of the Net Operational Revenue.

The graph below demonstrated DAC's cost of services during the projected period.


Cost of Services
(BRL Thousand)
250,000
200,000
150,000
100,000
50,000
0
58,426
64,406
69,346
75,728
82,697
90,307
98,618
107,693
117,603
128,426
140,244
153,150
167,244
182,634
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
Other Materials
Electric Energy
Wages and charges
Material Treatment
Maintenance
Third party Services
Others Operational Costs
CITAM

OPERATIONAL EXPENSES - DAC

The projection of DAC's operational expenses was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results. In the first years of projections, operational expenses were estimated as 6.6% of the Net Operational Revenue; and after 2019 this percentage decreased to 6.2% of the Net Operational Revenue.

DAC'S operational expenses are composed by:

- Supervision expenses;
- TAC LE: Refers to the division of expenses from the indirect controlling shareholder, *Odebrecht Ambiental*;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerning the risk analysis and the division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados - CSC*).

The graphic below demonstrated DAC's operational expenses during the projected period.



Operational Expenses
(BRL Thousand)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
9,107
9,062
9,776
10,676
11,659
12,731
13,903
15,182
16,580
18,105
19,772
21,591
23,578
25,748
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Supervision Expenses
TAC LE
CITAM

INCOME TAXES AND SOCIAL CONTRIBUTION - DAC

The income taxes and social contribution on DAC's net profit were projected according to the national rate of "Real Profit" regime, i.e. 25% and 9% respectively. The tax calculation also considered a tax loss carryforward amounting of BRL 96.239 thousand and the application of the SUDENE's Tax Benefit, of which the company is a beneficiary due to the location of its industrial plant.

WORKING CAPITAL

The projection of the number of days was based on DAC's balance sheets and financial statements, concluded in December 31, 2016 and also on historical results and general information of the company.

ACCOUNTS RECEIVABLE	DAYS	SOURCE
Accounts Receivable	38	NOR
Inventory	13	COST OF SERVICES
Other Credits	0.6	GOR
Taxes Recoverable	1	GOR
ACCOUNTS PAYABLE	**DAYS**	**SOURCE**
Suppliers	23	COST OF SERVICES
Wages and Social Charges	8	COST OF SERVICES & SG&A
Income taxes and Social Contribution	26	DEDUCTIONS + TAXES
Other Accounts payable	3	COST OF SERVICES
Fiscal Obligations	32	DEDUCTIONS + TAXES

DEPRECIATION

A depreciation rate of 8.6% was considered for DAC's current fixed assets as well as its new investments.

INVESTIMENTS

A total investment of BRL 156,180 thousand was projected for on maintenance and expansion of the fixed assets throughout the projected period.

DISCOUNT RATE

The discount rate was calculated using the WACC (Weighted Average Cost of Capital) methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital).

The parameters used on the calculation of the discount rate are demonstrated in more details in the Attachment 1B of this report. However, we highlight below the main sources of these parameters:

- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 20-year U.S. T-Bond (Federal Reserve); site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- Beta d: equivalent to the sector average beta, researched through Bloomberg database; the data provided by Bloomberg considers levered betas of different companies considering their own capital structure. The beta is unlevered for each of the companies considered based on their capital structure, thus arriving at a raw beta. Finally, the beta is levered with the capital structure of the company being analyzed. This calculation is necessary to correct the distortion in the beta due to each of the company's capital structure.
- Risk Premium: Ibbotson 2016 (Spread between SP500 and 20-year U.S. T-Bond, confirmed in 2016 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. USA: Morningstar, 2016.
- Country risk: Portal Brasil (12/31/2016), website http://www.portalbrasil.net/indices_dolar.htm

- Risk-free rate: Corresponds to the yield, on 12/31/2016, of the 10-year U.S. T-Bond (Federal Reserve); site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- A projected U.S. inflation of 2.0% per year was considered.
- A projected Brazilian inflation of 4.5% per year was considered.

Finally, with the parameters used in the calculation, we determined the nominal discount rate as 11.4% per year.

After discussions with the company's administration, it was determined by the experts that a size premium should not be considered to determine DAC's discount rate. This decision is based on the company's current operational context, which gives it a protective barrier to the entry of new competitors and also stable income in periods with instable economic results Therefore, it was determined that the discount rate without a size premium reflects in a proper way the perceived risk of the company.

NON OPERATIONAL ASSETS

In this appraisal, it was considered that the company does not have any non-operational assets.

CASH ANALYSIS

A net debt of BRL 173,359 thousand was considered in the valuation date, according to the company's administration.

NET DEBT (BRL thousand)	
Cash (+)	8,976
Negative tax balance (+)	803
Prepaid expenses (+)	309
Controlled and affiliated mutual (+)	37,410
Long term recoverable taxes (+)	978
Bank reserve accounts (+)	7,073
Prepaid Expenses (+)	94
Short term loans (-)	(960)
Short term debentures (-)	(8,480)
Long term loans (-)	(6,449)
Long term debentures (-)	(212,907)
Related parts (-)	(206)
TOTAL	**(173,359)**

DAC'S EQUITY VALUE

Summarizing the aforementioned items, detailed in the Attachment 1B, we calculated the following values:

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	**707,174**
DISCOUNTED RESIDUAL VALUE	**144,633**
DAC'S OPERATIONAL VALUE (BRL thousand)	**851,807**
NET DEBT	**(173,359)**
DAC'S PROJECTED NET INCOME (BRL thousand)	**678,449**

DAC'S DATA (BRL thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
GROSS OPERATIONAL REVENUE (GOR)	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,609	242,027	252,918	264,299	276,193	288,622	301,609	315,182
(% growth GOR)	1.9%	1.2%	2.7%	5.7%	2.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Revenue with water services	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,605	242,027	252,918	264,299	276,193	288,622	301,609	315,182
TAX AND DEDUCTIONS	(31,903)	(32,342)	(33,478)	(35,523)	(36,317)	(37,951)	(39,659)	(41,444)	(43,309)	(45,257)	(47,294)	(49,422)	(51,646)	(53,970)	(56,399)	(58,937)
(% GOR)	-18.7%	-18.8%	-18.7%	-18.8%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%
PIS/COFINS	(15,760)	(15,953)	(16,549)	(17,499)	(17,965)	(18,773)	(19,618)	(20,501)	(21,423)	(22,387)	(23,395)	(24,448)	(25,548)	(26,497)	(27,899)	(29,154)
ICMS	(16,143)	(16,391)	(16,930)	(18,023)	(18,352)	(19,178)	(20,041)	(20,943)	(21,885)	(22,870)	(23,899)	(24,975)	(26,098)	(27,273)	(28,500)	(29,783)
NET OPERATIONAL REVENUE (NOR)	138,472	140,117	145,428	153,660	157,898	165,003	172,428	180,188	188,296	196,769	205,624	214,877	224,547	234,651	245,210	256,245
COST OF SERVICES	(58,436)	(61,493)	(64,406)	(67,485)	(69,346)	(72,467)	(75,738)	(79,136)	(82,697)	(86,418)	(90,307)	(94,371)	(98,618)	(103,055)	(107,693)	(112,539)
(% NOR)	-42.2%	-43.9%	-44.3%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%
Wages and Charges	(9,484)	(10,109)	(10,608)	(11,147)	(11,454)	(11,970)	(12,509)	(13,071)	(13,660)	(14,274)	(14,917)	(15,588)	(16,289)	(17,022)	(17,788)	(18,589)
(% NOR)	-6.8%	-7.2%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%
Electric Energy	(11,607)	(12,180)	(12,736)	(13,360)	(13,729)	(14,346)	(14,992)	(15,667)	(16,372)	(17,108)	(17,878)	(18,683)	(19,523)	(20,402)	(21,320)	(22,279)
(% NOR)	-8.4%	-8.7%	-8.8%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%
Treatment Material	(7,535)	(7,954)	(8,330)	(8,543)	(8,778)	(9,174)	(9,586)	(10,018)	(10,469)	(10,940)	(11,433)	(11,946)	(12,484)	(13,046)	(13,633)	(14,246)
(% NOR)	-5.4%	-5.7%	-5.7%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%
Other Materials	(16,935)	(17,734)	(18,543)	(19,452)	(19,988)	(20,887)	(21,827)	(22,810)	(23,836)	(24,909)	(26,029)	(27,201)	(28,425)	(29,704)	(31,041)	(32,437)
(% NOR)	-12.2%	-12.7%	-12.8%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%
Third-party Services	(5,004)	(5,211)	(5,513)	(5,850)	(6,011)	(6,283)	(6,565)	(6,860)	(7,169)	(7,491)	(7,828)	(8,181)	(8,549)	(8,933)	(9,335)	(9,756)
(% NOR)	-3.6%	-3.7%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%
Maintenance	(7,142)	(7,530)	(7,934)	(8,284)	(8,613)	(9,003)	(9,408)	(9,831)	(10,274)	(10,736)	(11,219)	(11,724)	(12,252)	(12,803)	(13,379)	(13,981)
(% NOR)	-5.2%	-5.4%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%
CFTAM	(317)	(302)	(333)	(323)	(329)	(343)	(350)	(362)	(373)	(386)	(398)	(311)	(336)	(341)	(356)	(372)
(% NOR)	-0.2%	-0.1%	-0.2%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%
Other Operational Costs	(507)	(572)	(508)	(527)	(541)	(566)	(591)	(618)	(646)	(675)	(705)	(737)	(770)	(804)	(841)	(879)
(% NOR)	-0.4%	-0.4%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%
OPERATIONAL EXPENSES	(9,107)	(9,069)	(9,062)	(9,514)	(9,776)	(10,216)	(10,676)	(11,157)	(11,659)	(12,183)	(12,731)	(13,304)	(13,903)	(14,529)	(15,183)	(15,866)
(% NOR)	-6.6%	-6.5%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
Supervision Expenses	(5,656)	(6,110)	(6,389)	(6,687)	(6,872)	(7,181)	(7,504)	(7,842)	(8,195)	(8,563)	(8,949)	(9,351)	(9,772)	(10,213)	(10,671)	(11,152)
(% NOR)	-4.1%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%
TAC LE	(3,116)	(2,606)	(2,398)	(2,428)	(2,495)	(2,607)	(2,724)	(2,847)	(2,975)	(3,109)	(3,249)	(3,395)	(3,548)	(3,707)	(3,874)	(4,049)
(% NOR)	-2.3%	-1.9%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%
CFTAM	(335)	(353)	(275)	(399)	(410)	(428)	(448)	(468)	(489)	(511)	(534)	(558)	(583)	(609)	(637)	(665)
(% NOR)	-0.2%	-0.3%	-0.2%	-0.3%	-0.3%	-0.3%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%

DAC'S DATA (BRL thousand)	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
GROSS OPERATIONAL REVENUE (GOR)	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
(% growth GOR)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Revenue with water services	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
TAX AND DEDUCTIONS	(61,589)	(64,361)	(67,257)	(70,283)	(73,446)	(76,751)	(80,205)	(83,814)	(87,586)	(91,527)	(95,646)
(% GOR)	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%
PIS/COFINS	(30,466)	(31,837)	(33,270)	(34,767)	(36,332)	(37,967)	(39,675)	(41,460)	(43,326)	(45,276)	(47,313)
ICMS	(31,123)	(32,523)	(33,987)	(35,516)	(37,115)	(38,785)	(40,530)	(42,354)	(44,260)	(46,252)	(48,333)
NET OPERATIONAL REVENUE (NOR)	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
COST OF SERVICES	(117,603)	(122,895)	(128,426)	(134,205)	(140,244)	(146,555)	(153,150)	(160,042)	(167,244)	(174,770)	(182,634)
(% NOR)	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%
Wages and Charges	(19,425)	(20,300)	(21,213)	(22,168)	(23,165)	(24,208)	(25,297)	(26,435)	(27,625)	(28,868)	(30,167)
(% NOR)	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%
Electric Energy	(23,383)	(24,330)	(25,424)	(26,569)	(27,764)	(29,014)	(30,319)	(31,684)	(33,109)	(34,599)	(36,156)
(% NOR)	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%
Treatment Material	(14,887)	(15,557)	(16,257)	(16,989)	(17,753)	(18,552)	(19,387)	(20,260)	(21,171)	(22,124)	(23,119)
(% NOR)	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%
Other Materials	(33,897)	(35,423)	(37,017)	(38,682)	(40,423)	(42,242)	(44,143)	(46,129)	(48,205)	(50,374)	(52,641)
(% NOR)	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%
Third-party Services	(10,195)	(10,653)	(11,133)	(11,634)	(12,157)	(12,704)	(13,276)	(13,873)	(14,498)	(15,150)	(15,832)
(% NOR)	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%
Maintenance	(14,610)	(15,268)	(15,955)	(16,673)	(17,423)	(18,207)	(19,026)	(19,883)	(20,777)	(21,712)	(22,689)
(% NOR)	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%
CFTAM	(389)	(406)	(424)	(444)	(464)	(484)	(506)	(529)	(553)	(578)	(604)
(% NOR)	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%
Other Operational Costs	(918)	(959)	(1,003)	(1,048)	(1,095)	(1,144)	(1,196)	(1,249)	(1,306)	(1,364)	(1,426)
(% NOR)	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%
OPERATIONAL EXPENSES	(16,585)	(17,334)	(18,105)	(18,920)	(19,772)	(20,661)	(21,591)	(22,563)	(23,578)	(24,639)	(25,748)
(% NOR)	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
Supervision Expenses	(11,653)	(12,178)	(12,726)	(13,298)	(13,897)	(14,522)	(15,176)	(15,859)	(16,573)	(17,318)	(18,097)
(% NOR)	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%
TAC LE	(4,231)	(4,421)	(4,620)	(4,828)	(5,045)	(5,272)	(5,510)	(5,758)	(6,017)	(6,287)	(6,570)
(% NOR)	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%
CFTAM	(695)	(727)	(759)	(794)	(829)	(867)	(906)	(946)	(989)	(1,033)	(1,080)
(% NOR)	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%

DAC'S FIXED ASSETS (BRL thousand)	Valuation Date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
MAINTENANCE INVESTMENTS																	
EXPANSION INVESTMENTS		9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014	5,239	5,475
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014	5,239	5,475
INVESTMENT DEPRECIATION	-	401	1,109	1,631	1,987	2,273	2,569	2,878	3,201	3,539	3,891	4,260	4,645	4,374	4,151	4,132	4,285
FIXED ASSETS COST (ORIGINAL)	97,094	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275
RESIDUAL VALUE	127,272	182,126	168,381	154,635	140,890	127,144	113,398	99,653	85,907	72,161	58,416	44,670	30,924	17,179	3,433	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	-	8,327	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	3,433	-
TOTAL DEPRECIATION	8,327	8,728	14,855	15,376	15,732	16,019	16,314	16,624	16,947	17,284	17,637	18,006	18,391	18,120	17,896	7,565	4,285

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
2017		401	802	802	802	802	802	802	802	802	802	802	802	128	-	-	-
2018		-	307	614	614	614	614	614	614	614	614	614	614	614	98	-	-
2019		-	-	214	429	429	429	429	429	429	429	429	429	429	429	69	-
2020		-	-	-	142	283	283	283	283	283	283	283	283	283	283	283	45
2021		-	-	-	-	145	289	289	289	289	289	289	289	289	289	289	289
2022		-	-	-	-	-	151	302	302	302	302	302	302	302	302	302	302
2023		-	-	-	-	-	-	138	316	316	316	316	316	316	316	316	316
2024		-	-	-	-	-	-	-	165	330	330	330	330	330	330	330	330
2025		-	-	-	-	-	-	-	-	173	345	345	345	345	345	345	345
2026		-	-	-	-	-	-	-	-	-	180	361	361	361	361	361	361
2027		-	-	-	-	-	-	-	-	-	-	188	377	377	377	377	377
2028		-	-	-	-	-	-	-	-	-	-	-	197	394	394	394	394
2029		-	-	-	-	-	-	-	-	-	-	-	-	206	411	411	411
2030		-	-	-	-	-	-	-	-	-	-	-	-	-	215	430	430
2031		-	-	-	-	-	-	-	-	-	-	-	-	-	-	225	449
2032		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	235
2033		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2034		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2035		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2036		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2037		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2038		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2039		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2040		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2041		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2042		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2043		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

DAC'S FIXED ASSETS (BRL thousand)	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
MAINTENANCE INVESTMETS											
EXPANSION INVESTMENTS	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
INVESTMENT DEPRECIATION	4,477	4,678	4,889	5,109	5,339	5,579	5,830	6,092	6,366	6,653	6,952
FIXED ASSETS COST (ORIGINAL)	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275
RESIDUAL VALUE	-	-	-	-	-	-	-	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	-	-	-	-	-	-	-	-	-	-	-
TOTAL DEPRECIATION	4,477	4,678	4,889	5,109	5,339	5,579	5,830	6,092	6,366	6,653	6,952

NEX FIXED ASSETS DEPRECIATION	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
2017	-	-	-	-	-	-	-	-	-	-	-
2018	-	-	-	-	-	-	-	-	-	-	-
2019	-	-	-	-	-	-	-	-	-	-	-
2020	-	-	-	-	-	-	-	-	-	-	-
2021	46	-	-	-	-	-	-	-	-	-	-
2022	302	48	-	-	-	-	-	-	-	-	-
2023	316	316	51	-	-	-	-	-	-	-	-
2024	330	330	330	53	-	-	-	-	-	-	-
2025	345	345	345	345	55	-	-	-	-	-	-
2026	361	361	361	361	361	58	-	-	-	-	-
2027	377	377	377	377	377	377	60	-	-	-	-
2028	394	394	394	394	394	394	394	63	-	-	-
2029	411	411	411	411	411	411	411	411	66	-	-
2030	430	430	430	430	430	430	430	430	430	69	-
2031	449	449	449	449	449	449	449	449	449	449	72
2032	470	470	470	470	470	470	470	470	470	470	470
2033	245	491	491	491	491	491	491	491	491	491	491
2034	-	256	513	513	513	513	513	513	513	513	513
2035	-	-	268	536	536	536	536	536	536	536	536
2036	-	-	-	280	560	560	560	560	560	560	560
2037	-	-	-	-	293	585	585	585	585	585	585
2038	-	-	-	-	-	306	611	611	611	611	611
2039	-	-	-	-	-	-	320	639	639	639	639
2040	-	-	-	-	-	-	-	334	668	668	668
2041	-	-	-	-	-	-	-	-	349	698	698
2042	-	-	-	-	-	-	-	-	-	365	729
2043	-	-	-	-	-	-	-	-	-	-	381

DAC'S WORKING CAPITAL (BRL thousand)	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
ACCOUNTS RECEIVABLE	15,871	17,770	18,070	18,776	19,818	20,364	21,280	22,238	23,239	24,284
Accounts Receivable	13,082	14,758	14,933	15,499	16,377	16,828	17,586	18,377	19,204	20,068
Inventory	2,191	2,175	2,289	2,398	2,512	2,581	2,698	2,819	2,946	3,078
Other Credits	78	308	311	323	341	351	366	383	400	418
Taxes Recoverable	520	530	536	556	588	604	631	659	689	720
ACCOUNTS PAYABLE	11,486	11,093	11,320	11,805	12,505	13,405	14,211	14,858	15,534	16,772
Suppliers	3,402	3,707	3,902	4,087	4,282	4,400	4,598	4,805	5,022	5,248
Wages and Social Charges	1,259	1,475	1,541	1,605	1,682	1,728	1,806	1,887	1,972	2,061
Income taxes and Social Contribution	2,929	2,494	2,468	2,566	2,750	3,079	3,311	3,463	3,622	4,032
Other Accounts payable	413	450	473	496	519	534	558	583	609	636
Fiscal Obligations	3,484	2,967	2,936	3,052	3,272	3,663	3,938	4,119	4,309	4,796
WORKING CAPITAL	4,385	6,677	6,750	6,970	7,313	6,959	7,069	7,380	7,705	7,512
WORKING CAPITAL VARIATION		2,292	73	221	342	(354)	110	311	325	(193)

DAC'S WORKING CAPITAL (BRL thousand)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
ACCOUNTS RECEIVABLE	25,377	26,519	27,713	28,960	30,263	31,625	33,048	34,535	36,089	37,713
Accounts Receivable	20,971	21,915	22,901	23,932	25,009	26,134	27,310	28,539	29,823	31,165
Inventory	3,217	3,362	3,513	3,671	3,836	4,009	4,189	4,378	4,575	4,781
Other Credits	437	457	477	499	521	544	569	595	621	649
Taxes Recoverable	752	786	821	858	897	937	980	1,024	1,070	1,118
ACCOUNTS PAYABLE	17,572	18,373	19,210	20,102	21,032	22,252	23,342	24,393	25,491	26,638
Suppliers	5,484	5,730	5,988	6,258	6,539	6,834	7,141	7,462	7,798	8,149
Wages and Social Charges	2,154	2,251	2,352	2,458	2,568	2,684	2,805	2,931	3,063	3,201
Income taxes and Social Contribution	4,233	4,429	4,633	4,854	5,084	5,437	5,723	5,980	6,249	6,531
Other Accounts payable	665	695	726	759	793	829	866	905	946	988
Fiscal Obligations	5,036	5,268	5,511	5,774	6,047	6,468	6,808	7,114	7,434	7,769
WORKING CAPITAL	7,805	8,146	8,502	8,858	9,231	9,373	9,705	10,142	10,598	11,075
WORKING CAPITAL VARIATION	293	341	356	356	373	142	333	437	456	477

DAC'S WORKING CAPITAL (BRL thousand)	2036	2037	2038	2039	2040	2041	2042	2043
ACCOUNTS RECEIVABLE	39,410	41,184	43,037	44,973	46,997	49,112	51,322	53,632
Accounts Receivable	32,568	34,033	35,565	37,165	38,838	40,585	42,412	44,320
Inventory	4,996	5,221	5,456	5,701	5,958	6,226	6,506	6,799
Other Credits	678	709	741	774	809	845	883	923
Taxes Recoverable	1,168	1,221	1,276	1,333	1,393	1,456	1,521	1,590
ACCOUNTS PAYABLE	27,836	29,089	30,398	31,766	33,196	34,690	36,251	37,882
Suppliers	8,516	8,899	9,300	9,718	10,155	10,612	11,090	11,589
Wages and Social Charges	3,345	3,495	3,653	3,817	3,989	4,168	4,356	4,552
Income taxes and Social Contribution	6,825	7,132	7,453	7,788	8,139	8,505	8,888	9,288
Other Accounts payable	1,033	1,079	1,128	1,179	1,232	1,287	1,345	1,405
Fiscal Obligations	8,118	8,484	8,865	9,264	9,681	10,117	10,572	11,048
WORKING CAPITAL	11,574	12,094	12,639	13,207	13,802	14,423	15,072	15,750
WORKING CAPITAL VARIATION	498	521	544	569	594	621	649	678

DAC'S CASH FLOW (BRL thousand)	2014	2015	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
(% growth)					1.2%	3.7%	5.7%	2.7%	4.5%	4.5%	4.5%	4.5%
GROSS OPERATIONAL REVENUE (GOR)	113,155	143,291	167,213	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,605
DEDUCTIONS/TAXES (-)	(17,043)	(32,708)	(43,975)	(31,903)	(32,343)	(33,478)	(35,523)	(36,317)	(37,951)	(39,659)	(41,444)	(43,309)
NET OPERATIONAL REVENUE (NOR)	96,112	110,583	123,238	138,472	140,117	145,425	153,660	157,898	165,003	172,428	180,188	188,296
COST OF SERVICES (-)	(44,945)	(48,163)	(53,608)	(58,426)	(61,493)	(64,406)	(67,485)	(69,346)	(72,467)	(75,728)	(79,136)	(82,697)
GROSS INCOME (=)	51,167	62,420	69,631	80,045	78,624	81,019	86,175	88,551	92,536	96,700	101,052	105,599
Gross Margin (GI/NOR)	53.2%	56.4%	56.5%	57.8%	56.1%	55.7%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%
OPERATIONAL EXPENSES (-)	(6,330)	(5,645)	(4,037)	(9,107)	(9,069)	(9,062)	(9,514)	(9,776)	(10,216)	(10,676)	(11,157)	(11,659)
EBITDA (=)	44,837	56,775	65,594	70,938	69,555	71,957	76,661	78,775	82,320	86,024	89,895	93,941
Ebitda Margin (Ebitda/NOR)	46.7%	51.3%	53.2%	51.2%	49.6%	49.5%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%
DEPRECIATION/AMORTIZATION (-)	(6,099)	(6,087)	(8,350)	(8,728)	(14,855)	(15,376)	(15,732)	(16,019)	(16,314)	(16,624)	(16,947)	(17,284)
GOODWILL AMORTIZATION (-)				(43,505)	(43,505)	(43,505)	(43,505)	(10,876)	-	-	-	-
EBIT (=)	38,738	50,688	57,243	18,705	11,195	13,075	17,423	51,880	66,005	69,401	72,949	76,656
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(10,738)	(6,835)	(12,306)	(1,991)	(1,195)	(1,390)	(1,854)	(5,532)	(7,040)	(7,403)	(7,781)	(11,480)
Effective ITSC rate (ITSC/EBIT)	-27.7%	-13.5%	-21.5%	-10.6%	-10.7%	-10.6%	-10.6%	-10.7%	-10.7%	-10.7%	-10.7%	-15.0%
NET INCOME (=)	28,000	43,853	44,938	16,714	10,000	11,685	15,569	46,348	58,965	61,998	65,167	65,176
Net Margin (NI/NOR)	29.1%	39.7%	36.5%	12.1%	7.1%	8.0%	10.1%	29.4%	35.7%	36.0%	36.2%	34.6%

DAC'S CASH FLOW (BRL thousand)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
(% growth)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
GROSS OPERATIONAL REVENUE (GOR)	242,027	252,918	264,299	276,193	288,622	301,609	315,182	329,365	344,187	359,675	375,860	392,774
DEDUCTIONS/TAXES (-)	(45,257)	(47,294)	(49,422)	(51,646)	(53,970)	(56,399)	(58,937)	(61,589)	(64,361)	(67,257)	(70,283)	(73,446)
NET OPERATIONAL REVENUE (NOR)	196,769	205,624	214,877	224,547	234,651	245,210	256,245	267,776	279,826	292,418	305,577	319,328
COST OF SERVICES (-)	(86,418)	(90,307)	(94,371)	(98,618)	(103,055)	(107,693)	(112,539)	(117,603)	(122,895)	(128,426)	(134,205)	(140,244)
GROSS INCOME (=)	110,351	115,317	120,506	125,929	131,596	137,518	143,706	150,173	156,930	163,992	171,372	179,084
Gross Margin (GI/NOR)	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%
OPERATIONAL EXPENSES (-)	(12,183)	(12,731)	(13,304)	(13,903)	(14,529)	(15,182)	(15,866)	(16,580)	(17,326)	(18,105)	(18,920)	(19,772)
EBITDA (=)	98,168	102,586	107,202	112,026	117,067	122,335	127,840	133,593	139,605	145,887	152,452	159,312
Ebitda Margin (Ebitda/NOR)	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%
DEPRECIATION/AMORTIZATION (-)	(17,637)	(18,006)	(18,391)	(18,120)	(17,896)	(7,565)	(4,285)	(4,477)	(4,678)	(4,889)	(5,109)	(5,339)
GOODWILL AMORTIZATION (-)	-	-	-	-	-	-	-	-	-	-	-	-
EBIT (=)	80,531	84,580	88,811	93,906	99,171	114,770	123,555	129,116	134,927	140,998	147,343	153,974
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(12,275)	(12,892)	(13,538)	(14,315)	(15,118)	(17,496)	(18,836)	(19,684)	(20,570)	(21,496)	(22,464)	(23,475)
Effective ITSC rate (ITSC/EBIT)	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
NET INCOME (=)	68,256	71,687	75,273	79,592	84,053	97,274	104,719	109,432	114,356	119,502	124,879	130,499
Net Margin (NI/NOR)	34.7%	34.9%	35.0%	35.4%	35.8%	39.7%	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%

DAC'S CASH FLOW (R$, thousand)	2038	2039	2040	2041	2042	2043
(% growth)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
GROSS OPERATIONAL REVENUE (GOR)	410,449	428,919	448,220	468,390	489,468	511,494
DEDUCTIONS/TAXES (-)	(76,751)	(80,205)	(83,814)	(87,586)	(91,527)	(95,646)
NET OPERATIONAL REVENUE (NOR)	333,698	348,714	364,406	380,804	397,940	415,848
COST OF SERVICES (-)	(146,555)	(153,150)	(160,042)	(167,244)	(174,770)	(182,634)
GROSS INCOME (=)	187,142	195,564	204,364	213,561	223,171	233,214
Gross Margin (GI/NOR)	56.1%	56.1%	56.1%	56.1%	56.1%	56.1%
OPERATIONAL EXPENSES (-)	(20,661)	(21,591)	(22,563)	(23,578)	(24,639)	(25,748)
EBITDA (=)	166,481	173,973	181,802	189,983	198,532	207,466
Ebitda Margin (Ebitda/NOR)	49.9%	49.9%	49.9%	49.9%	49.9%	49.9%
DEPRECIATION/AMORTIZATION (-)	(5,579)	(5,830)	(6,092)	(6,366)	(6,653)	(6,952)
GOODWILL AMORTIZATION (-)	-	-	-	-	-	-
EBIT (=)	160,903	168,143	175,709	183,616	191,879	200,514
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(24,532)	(25,636)	(26,790)	(27,995)	(29,256)	(30,572)
Effective ITSC rate (ITSC/EBIT)	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
NET INCOME (=)	136,371	142,507	148,920	155,621	162,624	169,941
Net Margin (NI/NOR)	40.9%	40.9%	40.9%	40.9%	40.9%	40.9%

CAPITAL STRUCTURE	
EQUITY	55%
DEBT	45%
EQUITY + DEBT	100%
PROJECTED AMERICAN INFLATION	2.0%
PROJECTED BRAZILIAN INFLATION	4.5%
COST OF CAPITAL	
RISK FREE RATE (Rf)	2.8%
BETA (unlevered)	0.46
BETA (levered)	0.79
PREMIUM RISK (Rm - Rf)	6.0%
BRAZIL RISK	3.3%
Re Nominal in US$ (=)	10.8%
Re Nominal in BRL (=)	13.5%
COST OF DEBT	
RISK FREE RATE (Rf*)	2.5%
SPECIFIC RISK (ALFA)	4.6%
BRAZIL RISK	3.3%
Rd Nominal in BRL (=)	10.3%
Rd Nominal with Tax Benefit (=)	8.8%
WACC	
COST OF CAPITAL	13.5%
COST OF DEBT	8.8%
DISCOUN RATE IN BRL (=)	11.4%

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	707,174
DISCOUNTED RESIDUAL VALUE	144,633
DAC'S OPERATIONAL VALUE (BRL thousand)	851,807
NET DEBT	(173,359)
DAC'S PROJECTED NET INCOME (BRL thousand)	678,449

ATTACHMENT 2

OPERATIONAL ASSUMPTIONS - CETREL

GROSS OPERATIONAL REVENUE (GOR) - CETREL

The projection of CETREL's operational revenue was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2022, only the inflationary growth was considered over the revenue.

CETREL's revenues are obtained through the service supply, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste.

Based on the company's business plan these revenues were projected consolidated and are demonstrated in the graph below.


Gross operational revenue (GOR)
(BRL Thousand)
300,000
250,000
200,000
150,000
100,000
50,000
0
151,230
156,294
163,901
171,891
176,320
184,803
193,341
202,606
212,772
223,448
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Total Revenue

DEDUCTIONS OF THE GROSS OPERATIONAL REVENUE - CETREL

The projection of the deductions and taxes was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results.

The following rated were used in the projection:

- PIS/COFINS: 9.3% of the Gross Operational Revenue;
- ICMS: 3% of the Gross Operational Revenue.

COST OF SERVICES - CETREL

The projection of the cost of services was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results.

CETREL's cost of services is composed by:

- Wages and charges;
- Electric energy;
- Material treatment;
- Other materials: Composed by expenses with fuel, maintenance and lab material;
- Third-party services: Refers to vigilance services, lab, consultancy, transportation and treatment of wastes, vehicle location, cleaning services, among others;
- Maintenance;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerned to the risk analysis and division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados - CSC*);
- PLR - Operational;
- Other operational costs: Refer to taxes, insurance, hotel expenses and PIS and COFINS credit, among others.

In The first years of projection costs were projected as 53.1% of the Net Operational Revenue. After 2021 this percentage increased to 53.31% of the Net Operational Revenue. This margin decrease is mainly due to the expectation of an increase in the cost of electricity and the growth in other operating costs.

The graph below demonstrates CETREL's cost of services during the projected period.



Cost of Services
150,000
120,000
90,000
60,000
30,000
0
(BRL Thousands)
47.0%
46.5%
46.0%
45.5%
45.0%
46.9%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
70,362
73,005
76,564
80,325
82,409
86,374
90,365
94,695
99,446
104,436
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Cost of Services
Gross Margin

OPERATIONAL EXPENSES – CETREL

The projection of the cost of services was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results. In The first years of projection it was considered a percentage of 6,8% of the Net Operational Revenue. After 2019 this percentage increased to 7% of the Net Operational Revenue.

CETREL's operational expenses is composed by:

- General and administrative expenses;
- TAC LE e *Response* DUN/DR/DI: Refer to the division of expenses of the indirect controlling shareholder, *Odebrecht Ambiental*;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerned to the risk analysis and the division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados – CSC*);

- Other revenues/expenses operational *intercompany*: Refers to expenses of the location contract of the incinerator's lease contract and the Cetrel-Lumina blend plant (other company in the *Odebrecht Ambiental* Group);
- Other operational revenues;
- Profit Share Program.

The graph below demonstrated CETREL's operational expenses during the projected period.



Operational Expenses
(BRL Thousands)
20,000
15,000
10,000
5,000
0
40.8%
40.3%
39.8%
39.3%
38.8%
38.3%
37.8%
37.3%
36.8%
36.3%
35.8%
40.1%
39.6%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
9,070
9,785
10,097
10,565
10,867
11,389
11,916
12,487
13,113
13,771
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Operational Expenses
EBITDA Margin

INCOME TAXES AND SOCIAL CONTRIBUTION - CETREL

The income taxes and social contribution were projected according to the national rate of "Real Profit" regime, i.e. 25% and 9% respectively. Additionally, the tax projections considered a tax loss carryforward of BRL 91,101 thousand and the application of the SUDENE's Tax Benefit, which allows the company to reduce 75% of the total of income taxes of the company. CETREL is a beneficiary due to the location of its industrial plant.

WORKING CAPITAL

The projection of the number of days was based on CETREL's balance sheets and financial statements, concluded in December 31, 2016 and also on historical results and general information of the company.

ACCOUNTS RECEIVABLE	DAYS	SOURCE
Accounts Receivable	99	NOR
Inventory	27	COST OF SERVICES
Recoverabel Taxes	149	DEDUCIONS + TAXES
ACCOUNTS PAYABLE	**DAYS**	**SOURCE**
Suppliers	13	COST OF SERVICES
Wages and Social Charges	29	COST OF SERVICES & SG&A
Payable Taxes and Contributions	61	DEDUCIONS + TAXES
Other Accounts Payable	8	COST OF SERVICES

DEPRECIATION

A depreciation rate of 5.9% was considered for CETREL's current fixed assets on the valuation date as well as its new investments.

INVESTIMENTS

A total investment of BRL 108,109 thousand was projected for maintenance and expansion of the fixed assets throughout the projected period.

DISCOUNT RATE

The discount rate was calculated using the WACC (Weighted Average Cost of Capital) methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital).

The parameters used on the calculation of the discount rate are demonstrated in more details in the Attachment 2B of this report. However, we highlight below the main sources of these parameters.

- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 20-year U.S. T-Bond (Federal Reserve); site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- Beta d: equivalent to the sector average beta, researched through Bloomberg database; the data provided by Bloomberg considers levered betas of different companies considering their own capital structure. The beta is unlevered for each of the companies considered based on their capital structure, thus arriving at a raw beta. Finally, the beta is levered with the capital structure of the company being analyzed. This calculation is necessary to correct the distortion in the beta due to each of the company's capital structure.
- Risk Premium: Ibbotson 2016 (Spread between SP500 and 20-year U.S. T-Bond, confirmed in 2016 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. USA: Morningstar, 2016.
- Country risk: Portal Brasil (12/31/2016), website http://www.portalbrasil.net/indices_dolar.htm

- Risk-free rate: it corresponds to the yield, on 12/31/2016, of the 10-year U.S. T-Bond (Federal Reserve); site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- A projected U.S. inflation of 2.0% per year was considered.
- A projected Brazilian inflation of 4.5% per year was considered.

Finally, with the parameters used in the calculation, we determined the nominal discount rate as of 12.1% per year.

After discussions with the company's administration, it was determined by the experts that a size premium should not be considered to determine DAC's discount rate. This decision is based on the company's current operational context, which gives it a protective barrier to the entry of new competitors and also stable income in periods with instable economic results Therefore, it was determined that the discount rate without a size premium reflects in a proper way the perceived risk of the company.

OPERATIONAL VALUE CALCULATION

The operational value of the company was calculated according to its projected operational cash flow and the residual value considered after that (taking into consideration a growth rate at the perpetuity of 4.5%).

OTHER ASSETS - INCINERATION PLANT

In addition to its main activities, CETREL also has investment in an incineration plan, with book value of BRL 1,743 thousand, as shown in the following table.

PRE OPERATIONAL ASSET (BRL thousand)	
Other investments - Incineration Plant (+)	1,743
TOTAL	1,743

Based on discussions with the company's administration, it was concluded that this asset's market value isn't expected to be worth much more than its book value, due to the fact that it is a pre-operational company that have no relevant contracts and small operating margins. Therefore, the book value was considered in this report.

DEBT ANALYSIS

A net debt of BRL 152,988 thousand was calculated, in the valuation date, according to the company's balance sheet.

NET DEBT (BRL thousand)	
Cash (+)	966
Outher receivable accounts (+)	123
Prepaid expenses (+)	527
Bank reserve accounts (+)	5,249
Judicial deposits (+)	10,890
Prepaid Expenses (+)	70
Short term loans (-)	(5,417)
Short term debentures (-)	(13,091)
Dividends (-)	(4,735)
Long term loans (-)	(6,760)
Long term debentures (-)	(96,097)
Provisão para contingências (-)	(6,968)
Related parts (-)	(37,745)
TOTAL	(152,988)

CETREL'S EQUITY VALUE

Summarizing the aforementioned items, detailed in the report, we calculated the following values:

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	**272,328**
DISCOUNTED RESIDUAL VALUE	**241,034**
CETREL'S OPERATIONAL VALUE (BRL thousand)	**513,362**
NET DEBT	**(152,988)**
INCINERATION PLANT	**1,743**
PARTICIPATION IN DAC (100%)	**678,449**
CETREL'S PROJECTED NET INCOME (BRL thousand)	**1,040,566**

CETREL'S DATA BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
GROSS OPERATIONAL REVENUE (GOR)	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
(% growth GOR)	-5.3%	3.3%	4.9%	4.9%	2.6%	4.8%	4.6%	4.8%	5.0%	5.0%
Revenue with services	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
TAX AND DEDUCTIONS	(18,606)	(19,272)	(20,265)	(21,260)	(21,736)	(22,782)	(23,834)	(24,976)	(26,229)	(27,545)
(% GOR)	-12.3%	-12.3%	-12.4%	-12.4%	-12.3%	-12.3%	-12.3%	-12.3%	-12.3%	-12.3%
PIS/COFINS	(13,989)	(14,457)	(15,161)	(15,900)	(16,310)	(17,094)	(17,884)	(18,741)	(19,681)	(20,669)
ISS	(4,617)	(4,815)	(5,104)	(5,361)	(5,426)	(5,687)	(5,950)	(6,235)	(6,548)	(6,876)
NET OPERATIONAL REVENUE (NOR)	132,624	137,022	143,636	150,631	154,584	162,022	169,507	177,630	186,542	195,902
COST OF SERVICES	(70,362)	(73,005)	(76,564)	(80,325)	(82,409)	(86,374)	(90,365)	(94,695)	(99,446)	(104,436)
(% NOR)	-53.1%	-53.28%	-53.30%	-53.33%	-53.31%	-53.31%	-53.31%	-53.31%	-53.31%	-53.31%
Wages and Charges	(24,278)	(24,815)	(26,139)	(27,390)	(28,039)	(29,388)	(30,746)	(32,219)	(33,836)	(35,534)
(% NOR)	-18.3%	-18.1%	-18.2%	-18.2%	-18.1%	-18.1%	-18.1%	-18.1%	-18.1%	-18.1%
Electric Energy	(12,849)	(14,027)	(15,108)	(15,821)	(16,236)	(17,017)	(17,803)	(18,657)	(19,593)	(20,576)
(% NOR)	-9.7%	-10.2%	-10.5%	-10.5%	-10.5%	-10.5%	-10.5%	-10.5%	-10.5%	-10.5%
Treatment Material	(139)	(135)	(135)	(132)	(136)	(142)	(149)	(156)	(164)	(172)
(% NOR)	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%
Other Materials	(5,635)	(5,937)	(6,202)	(6,457)	(6,627)	(6,946)	(7,267)	(7,615)	(7,997)	(8,398)
(% NOR)	-4.2%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%	-4.3%
Third-party Services	(13,260)	(12,970)	(13,084)	(13,835)	(14,198)	(14,881)	(15,569)	(16,315)	(17,133)	(17,993)
(% NOR)	-10.0%	-9.5%	-9.1%	-9.2%	-9.2%	-9.2%	-9.2%	-9.2%	-9.2%	-9.2%
Maintenance	(9,126)	(9,744)	(10,221)	(10,739)	(11,021)	(11,551)	(12,085)	(12,664)	(13,299)	(13,966)
(% NOR)	-6.9%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%	-7.1%

CETREL'S DATA BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
CITAM	(496)	(486)	(530)	(534)	(548)	(575)	(601)	(630)	(661)	(695)
(% NOR)	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%
PLR - Operational	(2,006)	(2,101)	(2,199)	(2,308)	(2,415)	(2,531)	(2,648)	(2,775)	(2,914)	(3,060)
(% NOR)	-1.5%	-1.5%	-1.5%	-1.5%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%
Other Operational Costs	(2,571)	(2,789)	(2,947)	(3,108)	(3,190)	(3,343)	(3,498)	(3,665)	(3,849)	(4,042)
(% NOR)	-1.9%	-2.0%	-2.1%	-2.1%	-2.1%	-2.1%	-2.1%	-2.1%	-2.1%	-2.1%
OPERATIONAL EXPENSES	(9,070)	(9,785)	(10,097)	(10,565)	(10,867)	(11,389)	(11,916)	(12,487)	(13,113)	(13,771)
(% NOR)	-6.8%	-7.1%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%
General and administrative	(7,776)	(8,473)	(8,867)	(9,289)	(9,532)	(9,991)	(10,453)	(10,953)	(11,503)	(12,080)
(% NOR)	-5.9%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
TAC LE and transference DUN/DR/DI	(1,032)	(1,084)	(1,149)	(1,221)	(1,253)	(1,313)	(1,374)	(1,440)	(1,512)	(1,588)
(% NOR)	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%
CITAM	(496)	(486)	(530)	(534)	(548)	(575)	(601)	(630)	(661)	(695)
(% ROL)	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%
Other Operational Revenues/Expenses Intercompany	1,461	1,539	1,614	1,695	1,740	1,823	1,908	1,999	2,099	2,205
(% ROL)	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%
Other Operational Revenues	1	1	1	1	1	1	1	1	1	1
(% ROL)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
PLR	(1,227)	(1,281)	(1,166)	(1,217)	(1,274)	(1,335)	(1,397)	(1,464)	(1,537)	(1,614)
(% ROL)	-0.9%	-0.9%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%

CETREL'S FIXED ASSETS BRL (thousand)	Valuation date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
MAINTENANCE INVESTMETS											
EXPANSION INVESTMENTS		10,887	9,361	9,678	9,938	10,160	10,617	11,095	11,595	12,116	12,662
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	10,887	9,361	9,678	9,938	10,160	10,617	11,095	11,595	12,116	12,662
INVESTMENT DEPRECIATION	-	314	899	1,449	2,016	2,596	3,197	3,824	4,479	5,164	5,880
FIXED ASSETS COST (ORIGINAL)	463,789	474,518	470,018	470,018	470,018	470,018	470,018	470,018	470,018	470,018	470,018
RESIDUAL VALUE	174,046	157,363	125,710	98,558	71,405	44,253	17,100	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	-	27,412	27,152	27,152	27,152	27,152	27,152	17,100	-	-	-
FIXED ASSETS ALIENATION	-	-	4,500	-	-	-					
TOTAL DEPRECIATION	26,793	27,727	28,052	28,602	29,168	29,749	30,349	20,924	4,479	5,164	5,880

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
2017		314	629	629	629	629	629	629	629	629	629
2018		-	270	541	541	541	541	541	541	541	541
2019		-	-	280	559	559	559	559	559	559	559
2020		-	-	-	287	574	574	574	574	574	574
2021		-	-	-	-	293	587	587	587	587	587
2022		-	-	-	-	-	307	613	613	613	613
2023		-	-	-	-	-	-	320	641	641	641
2024		-	-	-	-	-	-	-	335	670	670
2025		-	-	-	-	-	-	-	-	350	700
2026		-	-	-	-	-	-	-	-	-	366

CETREL'S WORKING CAPITAL BRL (thousand)	2014	2015	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
ACCOUNTS RECEIVABLE	47,142	60,267	50,490	50,572	52,311	55,293	58,395	59,898	62,820	67,092	71,622	75,184	78,925
Accounts Receivable	33,975	45,351	36,435	36,435	37,643	39,461	41,382	42,468	44,512	46,568	48,799	51,248	53,819
Inventory	4,564	5,575	4,310	5,206	5,402	5,665	5,943	6,097	6,391	6,686	7,006	7,358	7,727
Recoverabel Taxes	8,603	9,341	9,745	8,931	9,266	10,167	11,070	11,332	11,917	13,838	15,816	16,578	17,379
ACCOUNTS PAYABLE	23,264	22,926	13,341	14,096	14,655	15,532	16,450	16,869	17,696	19,048	20,473	21,488	22,554
Suppliers	11,912	8,062	2,618	2,616	2,714	2,846	2,986	3,064	3,211	3,360	3,521	3,697	3,883
Wages and Social Charges	7,822	7,361	7,327	6,343	6,611	6,920	7,258	7,448	7,807	8,167	8,559	8,988	9,439
Payable taxes and contributions	3,507	5,740	1,969	3,481	3,612	3,963	4,314	4,417	4,645	5,394	6,164	6,461	6,773
Other Accounts payable	23	1,763	1,427	1,657	1,719	1,803	1,891	1,940	2,034	2,128	2,229	2,341	2,459
WORKING CAPITAL	23,878	37,341	37,149	36,476	37,656	39,761	41,945	43,029	45,123	48,045	51,149	53,696	56,371
WORKING CAPITAL VARIATION				(673)	1,180	2,105	2,185	1,083	2,095	2,921	3,104	2,547	2,675

CETREL'S CASHFLOW BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
(% crescimento)	*-5.3%*	*3.3%*	*4.9%*	*4.9%*	*2.6%*	*4.8%*	*4.6%*	*4.8%*	*5.0%*	*5.0%*
GROSS OPERATIONAL REVENUE (GOR)	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
DEDUCTIONS/TAXES (-)	(18,606)	(19,272)	(20,265)	(21,260)	(21,736)	(22,782)	(23,834)	(24,976)	(26,229)	(27,545)
NET OPERATIONAL REVENUE (NOR)	132,624	137,022	143,636	150,631	154,584	162,022	169,507	177,630	186,542	195,902
COST OF SERVICES (-)	(70,362)	(73,005)	(76,564)	(80,325)	(82,409)	(86,374)	(90,365)	(94,695)	(99,446)	(104,436)
GROSS INCOME (=)	62,261	64,017	67,072	70,306	72,175	75,648	79,143	82,935	87,096	91,466
Gross Margin (GI/NOR)	*46.9%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*
OPERATIONAL EXPENSES (-)	(9,070)	(9,785)	(10,097)	(10,565)	(10,867)	(11,389)	(11,916)	(12,487)	(13,113)	(13,771)
EBITDA (=)	53,191	54,232	56,974	59,741	61,308	64,258	67,227	70,448	73,983	77,695
Ebitda Margin (Ebitda/NOR)	*40.1%*	*39.6%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*
DEPRECIATION/AMORTIZATION (-)	(27,727)	(28,052)	(28,602)	(29,168)	(29,749)	(30,349)	(20,924)	(4,479)	(5,164)	(5,880)
GOODWILL AMORTIZATION (-)	(14,403)	(14,403)	(7,201)	-	-	-	-	-	-	-
EBIT (=)	11,062	11,777	21,171	30,572	31,560	33,909	46,303	65,969	68,819	71,816
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(1,175)	(1,251)	(2,254)	(3,258)	(3,363)	(3,614)	(6,816)	(10,054)	(10,489)	(10,946)
Effective ITSC rate (ITSC/EBIT)	*-10.6%*	*-10.6%*	*-10.6%*	*-10.7%*	*-10.7%*	*-10.7%*	*-14.7%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)	9,887	10,526	18,917	27,315	28,197	30,295	39,487	55,915	58,330	60,870
Net Margin (NI/NOR)	*7.5%*	*7.7%*	*13.2%*	*18.1%*	*18.2%*	*18.7%*	*23.3%*	*31.5%*	*31.3%*	*31.1%*

CAPIAL STRUCTUTE	
EQUITY	55%
DEBT	45%
EQUITY + DEBT	100%
PROJECTED AMERICAN INFLATION	2.0%
PROJECTED BRAZILIAN INFLATION	4.5%
COST OF CAPITAL	
RISK FREE RATE (Rf)	2.8%
BETA (unlevered)	0.58
BETA (levered)	1.00
PREMIUM RISK (Rm - Rf)	6.0%
BRAZIL RISK	3.3%
Re Nominal in US$ (=)	**12.1%**
Re Nominal in BRL (=)	**14.9%**
COST OF DEBT	
RISK FREE RATE (Rf*)	2.5%
SPECIFIC RISK (ALFA)	4.4%
BRAZIL RISK	3.3%
Rd Nominal in BRL (=)	**10.2%**
Rd Nominal with Tax Benefit (=)	**8.7%**
WACC	
COST OF CAPITAL	14.9%
COST OF DEBT	8.7%
DISCOUN RATE IN BRL (=)	**12.1%**

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	**513,362**
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	**1,040,566**

ATTACHMENT 3

BALANCETE CITREL (05/11/2006)

1 - ATIVO	751,141,025.87	130,606,283.24	92,712,929.48	759,474,179.63
1.1 - CIRCULANTE	43,620,543.96	77,461,305.75	68,789,142.65	52,325,899.06
1.1.21 - DISPONIBILIDADES	3,202,250.13	43,291,909.75	43,531,768.38	960,931.48
1.1.21.20 - FUNDO FIXO	2,500.00	0	2,500.00	0
1.1.21.20.0001 - CAIXA	2,500.00	0	2,500.00	0
1.1.21.20.0001.327773 - ROSA MARIA OLIVEIRA DANTAS	500	0	500	0
1.1.21.20.0001.444170 - CAIXA - CONSTITUICAO	0	0	0	0
1.1.21.20.0001.396710 - DARIO TAVARES	2,000.00	0	2,000.00	0
1.1.21.22 - BANCOS	2,420,449.83	43,292,822.75	44,898,854.77	737,187.74
1.1.21.22.0001 - CONTA MOVIMENTO S/1	2,420,449.83	41,777,536.75	43,443,566.77	737,187.74
1.1.21.22.0001.199913 - CITREL SA BRAS. AG 2372 C/C 94104	1,257.05	2,228,346.72	2,226,054.15	3,550.12
1.1.21.22.0001.332397 - CITREL SA BB AG 3532-6 C/C 109429-4	62,383.27	0	2,399.00	60,184.38
1.1.21.22.0001.361999 - CITREL(ESC)BRAD AG 2372 C/C 29306-1	181,435.76	13,435,989.17	13,544,698.08	74,724.85
1.1.21.22.0001.321100 - CITREL SA BRADESCO AG 2864-9 C/C 12096-2	2,011,761.42	17,202,942.98	18,513,376.72	569,335.68
1.1.21.22.0001.321594 - CITREL SA BRADESCO AG 3579-3 C/C 12026-C	322.5	0	42.8	255.3
1.1.21.22.0001.321595 - CITREL SA ITAU AG 501 C/C 28705-4	13,139.17	381,769.63	348,311.33	46,584.47
1.1.21.22.0001.321596 - CITREL SA NORDESTE AG 142 C/C 20673-C	118.76	0	15	103.76
1.1.21.22.0001.321598 - CITREL SA SAFRA AG 8 C/C 2050234	116.4	0.42	29.3	87.52
1.1.21.22.0001.321601 - CITREL SA SANTANDER AG 2291 C/C 13000094	62.99	0	0	62.99
1.1.21.22.0001.321605 - CITREL SA CEF AG 3583 C/C 308-4	1,777.65	0	0	1,777.65
1.1.21.22.0001.321604 - CITREL SA CEF AG 672 C/C 37544	8,857.04	393,000.00	392,212.32	9,645.62
1.1.21.22.0001.310090 - CITREL SA BRADESCO AG 2864-9 C/C 12099-I	112,136.34	1,129,487.79	1,439,697.82	596.31
1.1.21.22.0001.310050 - CITREL SA BRADESCO AG 2864-9 C/C 12098-I	13,657.25	2,600,300.00	2,626,727.76	22,929.29
1.1.21.22.0002 - BANCOS CONTA ARRECADACAO	0	1,455,286.00	1,455,286.00	0
1.1.21.22.0002.321592 - CITREL SA BRADESCO AG 2864-9 C/C 12100-I	0	1,455,286.00	1,455,286.00	0
1.1.21.23 - APLICACOES FINANCEIRAS LIQUIDEZ IMEDIATA	796,130.55	62,124.04	633,426.63	228,227.74
1.1.21.23.0001 - APLICACOES LIQUIDEZ IMEDIATA CSC	796,130.55	62,124.04	633,426.63	228,227.74
1.1.21.23.0001.571510 - CITREL SA BRAD. AG 2864-9 C/C 12099-I-F	796,130.55	62,124.04	633,426.63	228,227.74
1.1.22 - CONTAS A RECEBER	26,849,355.68	27,974,795.75	18,428,993.15	36,431,378.26
1.1.22.22 - CONTAS A RECEBER DE CLIENTES	36,510,734.24	18,348,585.93	18,300,169.24	36,571,750.70
1.1.22.22.0001 - CONTAS RECEBER CONTRATOS DE PREST.SERV.	25,659,566.87	15,443,024.84	12,394,618.22	24,708,273.16
1.1.22.22.0001.838752 - CONTAS A RECEBER - CITREL	25,659,566.87	15,443,024.84	12,394,618.22	24,708,273.16
1.1.22.22.0006 - PREVISAO DE FATURAMENTO	7,311,240.09	6,896,222.62	5,918,110.22	8,288,152.49
1.1.22.22.0006.744913 - PREVISAO DE FATURAMENTO	7,311,240.09	6,896,222.62	5,918,110.22	8,288,152.49
1.1.22.22.0020 - OUTRAS CONTAS A RECEBER	3,560,536.25	209,240.45	400	3,568,966.72
1.1.22.22.0020.626285 - FATURAS EMITIDAS - OUTROS	3,560,536.25	209,240.45	400	3,568,966.72
1.1.22.23 - DIREITOS A FATURAR A VENCER	0	800,000.00	0	800,000.00
1.1.22.23.0009 - DIREITOS A FATURAR A VENCER OUTROS CLIEN	0	800,000.00	0	800,000.00
1.1.22.23.0009.625706 - DIREITOS A FATURAR A VENCER OUTROS CLIEN	0	800,000.00	0	800,000.00
1.1.22.24 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,325.46 C	8,625,467.03	124,823.91	933,460.34 C
1.1.22.24.0001 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,325.46 C	8,625,467.03	124,823.91	933,460.34 C
1.1.22.24.0001.626026 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,325.46 C	8,625,467.03	124,823.91	933,460.34 C
1.1.22.25 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.22.25.0001 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.22.25.0001.626066 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.25 - OUTRAS CONTAS A RECEBER	996,170.18	118,069.36	1,135,733.74	122,506.22
1.1.25.23 - DEPOSITOS / CAUCOES	17,313.19	0	0	17,313.19
1.1.25.23.0001 - DEPOSITOS / CAUCOES	17,313.19	0	0	17,313.19
1.1.25.23.0001.447766 - CAUCOES	17,313.19	0	0	17,313.19
1.1.25.24 - ADIANTAMENTOS DIVERSOS	928,164.24	495,319.00	1,318,290.73	105,193.26
1.1.25.24.0001 - ADIANTAMENTOS POR CONTA DE SALARIO	667,124.88	464,783.19	1,059,410.84	72,835.23
1.1.25.24.0001.626266 - ADIANTAMENTOS POR CONTA DE SALARIO	0	337,753.00	337,753.00	0
1.1.25.24.0001.705497 - ADIANTAMENTO DE 13 SALARIO	667,118.22	824.96	668,261.18	0

BALANCETE CETREL (31/12/2006)

1.1.25.24.0001.726698 - ADIANTAMENTO DE VERBAS	20,346.66	126,214.23	73,725.66	72,835.23
1.1.25.24.0002 - ADIANTAMENTOS A TERCEIROS	183,499.86	8,108.63	183,499.83	8,108.66
1.1.25.24.0002.647246 - ADIANTAMENTOS A TERCEIROS	183,499.86	8,108.63	183,499.83	8,108.66
1.1.25.24.0003 - ADIANTAMENTOS PARA DESPESAS	17,560.00	8,500.00	14,940.00	11,120.00
1.1.25.24.0003.188430 - AIRDON LIMA BOTS NETO	623	0	623	0
1.1.25.24.0003.189579 - LUCAS DOS SANTOS FIGUEIREDO	1,000.00	0	1,000.00	0
1.1.25.24.0003.190479 - TIAGO DE AZEVEDO FERREIRA	3,000.00	0	3,000.00	0
1.1.25.24.0003.197331 - HUGO BARRETO OLIVEIRA	623	0	623	0
1.1.25.24.0003.198282 - RODRIGO MARTINS DA SILVA	3,000.00	0	3,000.00	0
1.1.25.24.0003.209321 - CATARINA DE MARTINS E GARCHALE	2,000.00	0	2,000.00	0
1.1.25.24.0003.209326 - ALEXANDRE ARAUJO FALCAO LIMA	3,000.00	0	3,000.00	0
1.1.25.24.0003.206421 - LUIS WALDEMAR CERQUEIRA DE SANTANA	2,000.00	0	0	2,000.00
1.1.25.24.0003.206437 - GISELLE MENDONCA RANGEL	700	0	700	0
1.1.25.24.0003.333062 - CLAUDIA CRISTINA AP DE SOUZA FONSECA	3,500.00	0	3,500.00	0
1.1.25.24.0003.319986 - OLIVALDO DE ARAUJO BATISTA	7,000.00	3,500.00	7,000.00	3,500.00
1.1.25.24.0003.360066 - JOSE RAIMUNDO DE CERQUEIRA	0	6,000.00	0	6,000.00
1.1.25.24.0003.361367 - CARLOS ALVAREZ SILVA	623	0	0	623
1.1.25.24.0003.362606 - BRUNO CARDOSO ALVES	1,000.00	0	1,000.00	0
1.1.25.24.0003.761434 - NELSON GONZALEZ DE OLIVEIRA LOPES	3,000.00	0	3,000.00	0
1.1.25.24.0003.761953 - CAROLINA SILVEIRA LEITE	4,000.00	0	4,000.00	0
1.1.25.24.0003.782354 - LUCIANNY MOREIRA GOMES CARDOSO	1,500.00	0	1,500.00	0
1.1.25.24.0003.988250 - ALAN SOUZA OLIVEIRA	0	1,000.00	0	1,000.00
1.1.25.24.0003.995310 - CHRISTIAN SANTANA DE LIMA	8,000.00	0	8,000.00	0
1.1.25.24.0003.997133 - JONALDO RAMOS	7,000.00	0	7,000.00	0
1.1.25.24.0004 - PROGRAMA SOCIAL TRIBUTO AO FUTURO	0	13,439.12	400	13,039.12
1.1.25.24.0004.661698 - PROGRAMA SOCIAL TRIBUTO AO FUTURO	0	13,439.12	400	13,039.12
1.1.25.26 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.25.26.0001 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.25.26.0001.661788 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.26 - TRIBUTOS	7,347,396.00	4,130,807.84	1,783,317.70	9,694,886.14
1.1.26.01 - TRIBUTOS A RECUPERAR	7,331,108.69	715,692.09	105,372.05	7,234,628.73
1.1.26.01.0001 - CSLL	2,207,380.31	39,974.19	0	2,247,354.50
1.1.26.01.0001.626296 - CSLL	1,435,218.63	39,974.19	0	1,475,192.82
1.1.26.01.0001.690338 - ANTECIPACAO CSLL	703,298.16	0	0	703,298.16
1.1.26.01.0001.717570 - CSLL BASE NEGATIVA	68,923.58	0	0	68,923.58
1.1.26.01.0002 - PIS	20,619.87	27,948.18	25,983.29	22,584.76
1.1.26.01.0002.626331 - PIS	20,619.87	27,948.18	25,983.29	22,584.76
1.1.26.01.0003 - COFINS	91,291.83	143,668.18	119,922.81	116,776.18
1.1.26.01.0003.626332 - COFINS	91,291.83	143,668.18	119,922.81	116,776.18
1.1.26.01.0004 - IMPOSTO DE RENDA	2,742,996.53	92,654.36	272.67	2,835,378.22
1.1.26.01.0004.626333 - IMPOSTO DE RENDA	2,582,729.73	92,654.36	272.67	2,675,111.42
1.1.26.01.0004.661606 - IRRF 2006	17,596.08	0	0	17,596.08
1.1.26.01.0004.690329 - ANTECIPACAO IRPJ	133,815.30	0	0	133,815.30
1.1.26.01.0004.710621 - SALDO NEGATIVO IRPJ	9,304.30	0	0	9,304.30
1.1.26.01.0005 - IR SOBRE APLICAÇÃO FINANCEIRA	1,339,203.79	463.03	0	1,339,666.82
1.1.26.01.0005.626334 - IR SOBRE APLICAÇÃO FINANCEIRA	1,339,203.79	463.03	0	1,339,666.82
1.1.26.01.0007 - ISS	407,837.80	289,115.42	277,502.45	419,450.77
1.1.26.01.0007.661806 - ISS	407,837.80	289,115.42	277,502.45	419,450.77
1.1.26.01.0008 - INSS	208,167.98	31,727.20	37,422.34	202,472.84
1.1.26.01.0008.661866 - INSS A RECUPERAR	208,167.98	31,727.20	37,422.34	202,472.84
1.1.26.01.0009 - IOF	0	88,136.98	44,068.49	44,068.49
1.1.26.01.0009.726954 - IOF	0	88,136.98	44,068.49	44,068.49
1.1.26.01.0011 - PIS/COFINS/CSLL	3,090.54	27.57	0	3,118.11

BALANCETE (31/12/2016)

1.1.26.21.0011.620726 - PIS/COFINS/CSLL A RECUPERAR	3,050.58	27.17	0	3,138.13
1.1.26.21 - TRIBUTOS A RECUPERAR DE ORGAOS PUBLICOS	323,160.69	23.18	119.21	323,064.66
1.1.26.21.0001 - ISS A RECUPERAR	296,134.37	0	0	296,134.37
1.1.26.21.0001.626306 - ISS A RECUPERAR	296,134.37	0	0	296,134.37
1.1.26.21.0002 - IR A RECUPERAR	405.37	23.18	0	428.55
1.1.26.21.0002.626347 - IR A RECUPERAR	90.49	23.18	0	113.67
1.1.26.21.0002.626348 - IR A RECUPERAR EXERCICIOS ANTERIORES	314.88	0	0	314.88
1.1.26.21.0003 - COFINS A RECUPERAR	1,826.52	0	0	1,826.52
1.1.26.21.0003.626308 - COFINS A RECUPERAR	1,826.52	0	0	1,826.52
1.1.26.21.0004 - PIS A RECUPERAR	396.14	0	0	396.14
1.1.26.21.0004.626309 - PIS A RECUPERAR	396.14	0	0	396.14
1.1.26.21.0007 - ICMS A RECUPERAR	4,807.39	0	119.21	4,688.18
1.1.26.21.0007.626317 - ICMS A RECUPERAR	4,807.39	0	119.21	4,688.18
1.1.26.24 - PIS E COFINS NAO CUMULATIVOS	19,727.12	3,475,123.17	1,287,986.44	2,206,863.25
1.1.26.24.0003 - PIS SOBRE INSUMOS	3,515.37	52,439.47	48,782.72	3,174.12
1.1.26.24.0003.AM709 - CREDITO DE PIS (-)	2,703.19	39,913.57	39,212.82	4,360.94
1.1.26.24.0003.379250 - CREDITO DE PIS S/ ESTOQUE	812.18	18,527.90	18,527.90	812.18
1.1.26.24.0004 - COFINS SOBRE INSUMOS	16,191.75	232,326.89	224,686.62	23,832.02
1.1.26.24.0004.AM711 - CREDITO DE COFINS (-)	12,451.02	146,986.39	139,346.12	20,091.29
1.1.26.24.0004.379251 - CREDITO DE COFINS S/ ESTOQUE	3,740.73	85,340.50	85,340.50	3,740.73
1.1.26.24.0005 - CREDITO REMANESCENTE DE PIS	0	569,447.27	181,011.47	388,435.80
1.1.26.24.0005.358910 - CREDITO DE PIS	0	569,447.27	181,011.47	388,435.80
1.1.26.24.0006 - CREDITO REMANESCENTE DE COFINS	0	2,622,908.94	833,127.63	1,789,421.31
1.1.26.24.0006.358912 - CREDITO DE COFINS	0	2,622,908.94	833,127.63	1,789,421.31
1.1.27 - ESTOQUES	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.27.20 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.27.20.0001 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.27.20.0001.622728 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.28 - DESPESAS ANTECIPADAS	738,036.57	10,787.02	222,254.46	526,569.13
1.1.28.20 - DESPESAS ANTECIPADAS	738,036.57	10,787.02	222,254.46	526,569.13
1.1.28.20.0001 - SEGUROS A APROPRIAR	384,663.81	10,786.02	68,878.74	326,569.13
1.1.28.20.0001.626317 - SEGUROS A APROPRIAR	384,663.81	10,786.02	68,878.74	326,569.13
1.1.28.20.0002 - TAXAS	353,354.72	0	353,354.72	0
1.1.28.20.0002.626318 - TAXAS	353,354.72	0	353,354.72	0
1.1.28.20.0030 - OUTRAS DESPESAS ANTECIPADAS	0	1	1	0
1.1.28.20.0030.AR1006 - VALORES A CLASSIFICAR-DIVERSOS	0	1	1	0
1.1.29 - INTERCOMPANHIA	0	26,766.70	26,766.70	0
1.1.29.20 - INTERCOMPANHIA	0	26,766.70	26,766.70	0
1.1.29.20.0020 - INGRESSOS DE FATURAS	0	3,433.13	3,433.13	0
1.1.29.20.0020.969631 - 5758 - INGRESSOS DE FATURAS	29,175.60	3,433.13	0	32,608.73
1.1.29.20.0020.969671 - 5758B - INGRESSOS DE FATURAS	29,175.60 C	0	3,433.13	32,608.73 C
1.1.29.20.0030 - SAQUES ESCRITURAIS (INDIRETOS)	0	24,605.48	24,605.48	0
1.1.29.20.0030.969631 - 5758 - SAQUES ESCRITURAIS (INDIRETOS)	279,888.24 C	282.49	24,283.46	303,889.21 C
1.1.29.20.0030.969641 - 5758A - SAQUES ESCRITURAIS (INDIRETOS)	146,143.87	23,486.94	138.8	166,492.01
1.1.29.20.0030.969676 - 5758B - SAQUES ESCRITURAIS (INDIRETOS)	131,744.37	3,836.05	183.22	137,397.32
1.1.29.20.0032 - GASTOS DE SUPERVISAO/REPASSE DE CUSTOS	0	728.09	728.09	0
1.1.29.20.0032.969637 - 5758 - GASTOS SUPERVISAO/REPASSE CUSTOS	198,753.05	728.09	0	199,479.14
1.1.29.20.0032.969647 - 5758A - GASTOS SUPERVISAO/REPASSE CUSTOS	7,196.60	0	150.87	7,235.73
1.1.29.20.0032.969676 - 5758B - GASTOS SUPERVISAO/REPASSE CUSTOS	206,497.61 C	0	197.22	206,694.87 C
1.1.29.20.0090.969640 - 5758 - SALDO ANTERIOR	23,254,626.13 C	0	0	23,254,626.13 C
1.1.29.20.0090.969670 - 5758A - SALDO ANTERIOR	7,940,438.58	0	0	7,940,438.58
1.1.29.20.0090.969681 - 5758B - SALDO ANTERIOR	53,116,369.55	0	0	53,116,369.55
1.2 - ATIVO NÃO CIRCULANTE	707,771,498.36	23,120,483.49	23,523,388.83	707,368,780.17

BALANCETE CETREL (31/12/2006)

1.2.21 - REALIZAVEL A LONGO PRAZO	47,822,688.60	3,914,443.45	4,553,288.26	47,183,843.79
1.2.21.01 - COLIGADAS E CONTROLADAS	2,698,000.00	50,000.00	2,748,000.00	0
1.2.21.01.0001 - CONTAS CORRENTES	2,698,000.00	50,000.00	2,748,000.00	0
1.2.21.01.0001.398000 - CETREL BIOENERGIA	2,698,000.00	50,000.00	2,748,000.00	0
1.2.21.04 - IMPOSTOS DIFERIDOS E A RECUPERAR	31,931,141.83	837,553.21	1,794,102.24	30,974,592.80
1.2.21.04.0001 - IMPOSTO DE RENDA DIFERIDO	22,209,131.06	618,243.25	1,319,139.88	21,508,234.43
1.2.21.04.0001.626334 - IMPOSTO DE RENDA DIFERIDO	22,209,131.06	618,243.25	1,319,139.88	21,508,234.43
1.2.21.04.0002 - CSLL DIFERIDO	9,722,010.77	219,309.96	474,962.36	9,466,358.37
1.2.21.04.0002.626335 - CSLL DIFERIDO	9,722,010.77	219,309.96	474,962.36	9,466,358.37
1.2.21.10 - CONTAS BANCARIAS DE RESERVA - LP	1,008,451.06	290,125.08	0	1,298,576.14
1.2.21.10.0001 - CONTA RESERVA LP	1,008,451.06	290,125.08	0	1,298,576.14
1.2.21.10.0001.916760 - CETREL SA BRADESCO AG 2864-0 C/C 12098-C	1,008,451.06	290,125.08	0	1,298,576.14
1.2.21.11 - DEPOSITOS JUDICIAIS	10,093,681.09	796,765.16	0	10,890,446.25
1.2.21.11.0002 - DEPOSITOS TRABALHISTAS	2,094,620.32	754,410.37	0	2,849,030.69
1.2.21.11.0002.626338 - DEPOSITOS TRABALHISTAS	546,793.70	754,410.37	0	1,301,204.07
1.2.21.11.0002.670526 - BLOQUEIOS JUDICIAIS	1,547,826.62	0	0	1,547,826.62
1.2.21.11.0004 - DEPOSITOS TRIBUTARIOS	7,999,060.77	42,354.79	0	8,041,415.56
1.2.21.11.0004.626336 - DEPOSITOS TRIBUTARIOS	7,999,060.77	42,354.79	0	8,041,415.56
1.2.21.12 - DESPESAS ANTECIPADAS	83,225.62	0	12,786.02	70,439.60
1.2.21.12.0001 - DESPESAS ANTECIPADAS	83,225.62	0	12,786.02	70,439.60
1.2.21.12.0001.674282 - SEGUROS A APROPRIAR	83,225.62	0	12,786.02	70,439.60
1.2.22 - INVESTIMENTOS	58,764,709.18	4,067,933.96	3,723,348.05	59,109,295.09
1.2.22.01 - PARTICIPAÇÃO EM SOCIEDADES COLIG E CONTR	57,045,883.66	4,067,933.96	3,719,255.15	57,394,562.47
1.2.22.01.0001 - PARTICIPAÇÃO EM SOCIEDADES COLIG E CONTR	57,045,883.66	3,275,783.71	2,927,104.90	57,394,562.47
1.2.22.01.0001.840751 - DISTRIBUIDORA DE AGUA CAMAÇARI S.A	55,765,452.48	3,209,385.76	1,608,086.68	57,366,751.56
1.2.22.01.0001.838755 - CETREL BIOENERGIA	1,252,620.27	66,397.95	1,319,018.22	0
1.2.22.01.0001.838756 - OUTROS INVESTIMENTOS	27,810.91	0	0	27,810.91
1.2.22.01.0002 - AGIO NA AQUISIÇÃO DE INVESTIMENTOS	0	792,150.25	792,150.25	0
1.2.22.01.0002.799862 - (-) PROV PARA MANUT DA INTEGRIDADE DO PL	0	792,150.25	792,150.25	0
1.2.22.02 - OUTROS INVESTIMENTOS	1,718,825.52	0	4,092.90	1,714,732.62
1.2.22.02.0002 - OUTROS INVESTIMENTOS	1,718,825.52	0	4,092.90	1,714,732.62
1.2.22.02.0002.838757 - DEPRECIACAO ACUMULADA - CETREL	796,270.66 C	0	4,092.90	800,363.56 C
1.2.22.02.0002.838758 - EDIFICIOS E CONSTRUCOES	2,422,250.12	0	0	2,422,250.12
1.2.22.02.0002.838759 - PROPRIEDADES PARA INVESTIMENTO	92,846.06	0	0	92,846.06
1.2.23 - IMOBILIZADO	155,278,326.19	15,810,995.19	12,967,959.41	157,962,664.88
1.2.23.01 - BENS EM OPERAÇÃO	453,612,691.64	12,003,732.85	11,517,862.08	454,098,562.41
1.2.23.01.0001 - TERRENOS	13,784,263.59	0	0	13,784,263.59
1.2.23.01.0001.626346 - TERRENOS	5,534,904.44	0	0	5,534,904.44
1.2.23.01.0001.577400 - TERRENOS REAVALIAÇÃO	8,249,359.15	0	0	8,249,359.15
1.2.23.01.0002 - EDIFICACOES E INSTALACOES	106,612,592.69	5,626,355.44	5,646,592.40	106,592,355.73
1.2.23.01.0002.626347 - EDIFICACOES E INSTALACOES	88,229,683.44	5,626,355.44	5,646,592.40	88,209,446.48
1.2.23.01.0002.577112 - EDIFICACOES E INSTALACOES REAVALIAÇÃO	18,382,909.25	0	0	18,382,909.25
1.2.23.01.0003 - MAQUINAS E EQUIPAMENTOS	149,837,564.88	4,893,426.60	4,386,238.84	150,344,752.64
1.2.23.01.0003.626348 - MAQUINAS E EQUIPAMENTOS	137,717,701.62	4,893,426.60	4,386,238.84	138,224,889.38
1.2.23.01.0003.577111 - MAQUINAS E EQUIPAMENTOS REAVALIAÇÃO	12,119,863.26	0	0	12,119,863.26
1.2.23.01.0004 - MOVEIS E UTENSILIOS	4,438,336.99	65,049.73	49,916.85	4,453,469.87
1.2.23.01.0004.626349 - MOVEIS E UTENSILIOS	4,438,336.99	65,049.73	49,916.85	4,453,469.87
1.2.23.01.0005 - VEICULOS E EMBARCACOES	809,243.44	0	17,000.00	792,243.44
1.2.23.01.0005.626350 - VEICULOS E EMBARCACOES	809,243.44	0	17,000.00	792,243.44
1.2.23.01.0007 - EQUIPAMENTOS DE INFORMATICA	4,236,815.63	43,865.60	37,039.60	4,243,641.63
1.2.23.01.0007.626352 - EQUIPAMENTOS DE INFORMATICA	4,236,815.63	43,865.60	37,039.60	4,243,641.63
1.2.23.01.0011 - OUTRAS BENFEITORIAS	11,941,577.13	5,119.11	5,119.11	11,941,577.13
1.2.23.01.0011.626311 - OUTRAS BENFEITORIAS	0	5,119.11	5,119.11	0

BALANCETE (ETRS) (31/12/2016)

1.2.03.26.0011.612426 - BENFEITORIAS EM IMÓVEIS DE TERCEIROS	11,941,577.13	0	0	11,941,577.13
1.2.03.26.0013 - INSTALACOES ESPECIFICAS	390,244.72	0	0	390,244.72
1.2.03.26.0013.618013 - INSTALACOES ESPECIFICAS	390,244.72	0	0	390,244.72
1.2.03.26.0018 - BARRAGENS E CANAIS	41,877,808.12	0	0	41,877,808.12
1.2.03.26.0018.860721 - BARRAGENS E CANAIS	24,922,433.23	0	0	24,922,433.23
1.2.03.26.0018.977531 - BARRAGENS E CANAIS REAVALIAÇÃO	20,955,425.29	0	0	20,955,425.29
1.2.03.26.0019 - TUBULACOES	111,714,824.47	1,171,916.28	1,171,916.28	111,714,824.47
1.2.03.26.0019.860713 - TUBULACOES	94,787,815.35	1,171,916.28	1,171,916.28	94,787,815.35
1.2.03.26.0019.977550 - TUBULACOES REAVALIAÇÃO	16,927,008.12	0	0	16,927,008.12
1.2.03.32 - CONSTRUCOES E OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.32.0001 - CONSTRUCOES E OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.32.0001.611326 - OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.29 - DEPRECIACAO	292,922,466.10 €	191,110.83	1,105,361.92	292,203,108.47 €
1.2.03.29.0001 - EDIFICACOES E INSTALACOES	41,322,708.92 €	3,009.81	213,476.16	41,539,165.27 €
1.2.03.29.0001.337448 - EDIFICACOES E INSTALACOES LEI 12.973/14	2,952,843.60 €	0	0	2,952,843.60 €
1.2.03.29.0001.328434 - EDIFICACOES E INSTAL. REAVALIAÇÃO 12973	349,172.89 €	0	0	349,172.89 €
1.2.03.29.0001.626357 - EDIFICACOES E INSTALACOES	32,134,505.49 €	3,009.81	180,502.76	32,319,968.44 €
1.2.03.29.0001.977100 - EDIFICACOES E INSTALACOES REAVALIAÇÃO	9,686,786.34 €	0	32,973.40	9,717,760.34 €
1.2.03.29.0002 - MAQUINAS E EQUIPAMENTOS	134,177,705.33 €	126,435.23	495,253.81	154,546,523.90 €
1.2.03.29.0002.329411 - MAQUINAS E EQUIPAMENTOS (L12973)	1,436,476.12	0	0	1,436,476.12
1.2.03.29.0002.626358 - MAQUINAS E EQUIPAMENTOS	120,114,738.19 €	126,435.23	495,253.81	120,883,557.17 €
1.2.03.29.0002.977191 - MAQUINAS E EQUIPAMENTOS REAVALIAÇÃO	12,119,463.26 €	0	0	12,119,463.26 €
1.2.03.29.0003 - MOVEIS E UTENSILIOS	3,342,780.48 €	11.5	18,479.66	3,319,260.04 €
1.2.03.29.0003.329436 - MOVEIS E UTENSILIOS (L12973)	32,933.84	0	0	32,933.84
1.2.03.29.0003.626319 - MOVEIS E UTENSILIOS	3,373,723.12 €	11.5	18,479.66	3,392,159.88 €
1.2.03.29.0004 - VEICULOS E EMBARCACOES	626,411.19 €	17,000.00	8,603.39	578,064.38 €
1.2.03.29.0004.329466 - VEICULOS E EMBARCACOES (L12973)	3,920.31	0	0	3,920.31
1.2.03.29.0004.626360 - VEICULOS E EMBARCACOES	433,331.54 €	17,000.00	8,603.39	581,984.93 €
1.2.03.29.0006 - EQUIPAMENTOS DE INFORMATICA	3,928,731.05 €	6,365.97	9,980.90	3,932,345.96 €
1.2.03.29.0006.329470 - EQUIPAMENTO DE INFORMATICA (L12973)	159,905.14 €	0	0	159,905.14 €
1.2.03.29.0006.626362 - EQUIPAMENTOS DE INFORMATICA	3,768,825.91 €	6,365.97	9,980.90	3,772,440.84 €
1.2.03.29.0010 - OUTRAS BENFEITORIAS	5,564,477.34 €	0	114,807.66	5,679,285.00 €
1.2.03.29.0010.328472 - BENFEITORIAS IMOVEIS TERCEIROS (L12973)	432,779.92	0	0	432,779.92
1.2.03.29.0010.730236 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	5,995,217.26 €	0	114,807.66	6,110,264.92 €
1.2.03.29.0012 - INSTALACOES ESPECIFICAS	252,065.10 €	0	1,321.67	253,386.77 €
1.2.03.29.0012.329476 - INSTALACOES ESPECIFICAS (L12973)	30,609.21	0	0	30,609.21
1.2.03.29.0012.638319 - INSTALACOES ESPECIFICAS	282,683.26 €	0	1,321.67	284,604.96 €
1.2.03.29.0019 - BARRAGENS E CANAIS	28,869,940.16 €	0	73,882.74	28,940,823.12 €
1.2.03.29.0019.329479 - BARRAGENS E CANAIS (L12973)	3,463,470.24 €	0	0	3,463,470.24 €
1.2.03.29.0019.329480 - BARRAGENS E CANAIS REAVALIAÇÃO (L12973)	3,091,118.49 €	0	0	3,091,118.49 €
1.2.03.29.0019.977632 - BARRAGENS E CANAIS	11,424,321.24 €	0	39,705.38	11,464,033.42 €
1.2.03.29.0019.977610 - BARRAGENS E CANAIS REAVALIAÇÃO	10,951,026.19 €	0	15,177.96	10,963,203.95 €
1.2.03.29.0020 - TUBULACOES	73,213,285.91 €	667.12	350,241.69	73,532,440.28 €
1.2.03.29.0020.328482 - TUBULACOES (L12973)	5,271,282.61 €	0	0	5,271,282.61 €
1.2.03.29.0020.328483 - TUBULACOES REAVALIAÇÃO (L12973)	967,124.43	0	0	967,124.43
1.2.03.29.0020.977800 - TUBULACOES	54,292,526.29 €	667.12	278,606.30	54,580,465.06 €
1.2.03.29.0020.977915 - TUBULACOES REAVALIAÇÃO	14,026,663.43 €	0	11,405.59	14,038,069.00 €
1.2.03.29.0021 - CONJUNTO DE VALOS	2,959,710.40 €	0	64,494.13	3,024,204.53 €
1.2.03.29.0021.328494 - CONJUNTO DE VALOS (L12973)	12,868.15	0	0	12,868.15
1.2.03.29.0021.977762 - CONJUNTO DE VALOS	3,012,578.91 €	0	64,494.13	3,077,073.04 €
1.2.03.29.0022 - POCOS ARTESIANOS	2,666,828.22 €	0	7,199.79	2,674,028.01 €
1.2.03.29.0022.328481 - POCOS ARTESIANOS (L12973)	26.11 €	0	0	26.11 €
1.2.03.29.0022.977981 - POCOS ARTESIANOS	2,666,802.11 €	0	7,199.79	2,674,001.90 €

BALANCETE CETREL (31/12/2006)

1.2.23.24 - IMOBILIZADO EVALUAVEL	11,146,470.66	0	0	11,146,470.66
1.2.23.24.0005 - CONJUNTO DE VALOS	11,578,832.00	0	0	11,578,832.00
1.2.23.24.0005.838776 - CONJUNTO DE VALOS	11,578,832.00	0	0	11,578,832.00
1.2.23.24.0006 - POCOS ARTESIANOS	3,567,608.66	0	0	3,567,608.66
1.2.23.24.0006.838778 - POCOS ARTESIANOS	3,567,608.66	0	0	3,567,608.66
1.2.23.25 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.23.25.0001 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.23.25.0001.335338 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.24 - ATIVO INTANGIVEL	404,106,571.94	3,347,864.94	2,279,073.07	403,154,366.81
1.2.24.28 - ATIVO INTANGIVEL	469,874,236.83	87,168.62	63,536.19	469,898,269.26
1.2.24.28.0001 - AQUISICAO DE SOFTWARE	8,267,718.44	87,168.62	63,538.19	8,291,348.87
1.2.24.28.0001.626361 - AQUISICAO DE SOFTWARE	8,267,718.44	87,168.62	63,538.19	8,291,348.87
1.2.24.28.0006 - ÁGIO	461,606,520.39	0	0	461,606,520.39
1.2.24.28.0006.154734 - MAIS VALIA - IMOBILIZADO	98,310,794.43	0	0	98,310,794.43
1.2.24.28.0006.154735 - MAIS VALIA - CONTRATO COM CLIENTES	56,319,787.26	0	0	56,319,787.26
1.2.24.28.0006.154736 - MAIS VALIA - FORNECIMENTO DE ENERGIA	52,459,436.00	0	0	52,459,436.00
1.2.24.28.0006.154737 - MAIS VALIA - CAPTAÇÃO DE ÁGUA	92,432,093.50	0	0	92,432,093.50
1.2.24.28.0006.154738 - ÁGIO NA AQUISIÇÃO (GOODWILL)	162,114,408.80	0	0	162,114,408.80
1.2.24.32 - AMORTIZACOES	65,768,863.89 C	3,330,296.32	2,215,534.88	66,783,352.43 C
1.2.24.32.0001 - AQUISICAO DE SOFTWARE	7,691,898.54 C	38.67	15,315.60	7,713,180.27 C
1.2.24.32.0001.312028 - AQUISICAO DE SOFTWARE (L32073)	5,153.42	0	0	5,153.42
1.2.24.32.0001.626371 - AQUISICAO DE SOFTWARE	7,667,245.76 C	38.67	15,315.60	7,718,343.63 C
1.2.24.32.0006 - ÁGIO	58,086,170.51 C	3,330,227.65	2,184,218.28	59,070,162.18 C
1.2.24.32.0006.189201 - MAIS VALIA - CAPTAÇÃO DE ÁGUA	5,390,322.16 C	0	154,003.49	5,544,325.65 C
1.2.24.32.0006.154739 - MAIS VALIA - IMOBILIZADO	40,523,155.54 C	0	173,989.99	41,094,125.33 C
1.2.24.32.0006.154740 - MAIS VALIA - CONTRATO COM CLIENTES	6,332,412.32 C	0	114,094.73	6,436,547.05 C
1.2.24.32.0006.154741 - MAIS VALIA - FORNECIMENTO DE ENERGIA	3,870,460.73 C	0	124,903.42	3,995,364.15 C
1.2.24.32.0006.626374 - ÁGIO	0	3,330,227.65	3,330,227.65	0
1.2.25.26 - DIFERIDO	41,919,552.27	0	0	41,959,552.27
1.2.25.26.0001 - DIFERIDO	41,919,552.27	0	0	41,959,552.27
1.2.25.26.0001.626377 - DIFERIDO	41,919,552.27	0	0	41,959,552.27
1.2.25.32 - AMORTIZACOES ACUMULADAS	41,919,552.27 C	0	0	41,959,552.27 C
1.2.25.32.0001 - AMORTIZACOES	41,919,552.27 C	0	0	41,959,552.27 C
1.2.25.32.0001.626378 - AMORTIZACOES	41,919,552.27 C	0	0	41,959,552.27 C
2 - PASSIVO	731,981,261.68	36,903,315.21	42,648,222.57	741,686,172.97
2.1 - CIRCULANTE	29,522,384.08	29,668,878.18	36,929,524.00	36,583,309.90
2.1.01 - EMPRESTIMOS E FINANCIAMENTOS - CP	5,417,187.43	100,776.61	100,819.46	5,417,230.28
2.1.01.02 - EMPREST E FINANC-PROJ FINANC-M NACIONAL	5,417,187.43	100,776.61	100,819.46	5,417,230.28
2.1.01.02.0001 - BANCOS COMERCIAIS	5,417,187.43	100,776.61	100,819.46	5,417,230.28
2.1.01.02.0001.691833 - EMPRESTIMOS E FINANC - CETREL	5,438,761.47	497,815.18	497,276.23	5,438,222.52
2.1.01.02.0001.734682 - (-)CUSTO DE TRANSACAO	21,574.04 D	2,965.43	3,543.23	20,993.24 D
2.1.20 - FORNECEDORES	3,711,121.22	17,207,414.26	16,060,145.28	2,617,612.26
2.1.20.26 - FORNECEDORES	3,711,121.22	17,207,414.26	16,060,145.28	2,617,612.26
2.1.20.26.0001 - FORNECEDORES MOEDA NACIONAL	3,379,844.66	11,242,825.49	12,186,949.13	2,325,968.36
2.1.20.26.0001.628169 - FORNECEDORES MOEDA NACIONAL	3,379,844.66	11,242,825.49	12,186,949.13	2,325,968.36
2.1.20.26.0006 - SERVICOS MEDICOS A PAGAR	371,676.56	5,966,588.75	5,882,596.09	239,683.90
2.1.20.26.0006.628171 - SERVICOS MEDICOS A PAGAR	371,676.56	5,966,588.75	5,882,596.09	239,683.90
2.1.25 - DEBENTURES	13,017,757.33	2,639,262.33	2,608,817.74	13,090,562.75
2.1.25.01 - DEBENTURES A PAGAR	13,017,757.33	2,639,262.33	2,608,817.74	13,090,562.75
2.1.25.01.0001 - DEBENTURES A PAGAR (PROJ FINANC)	13,017,757.33	2,639,262.33	2,608,817.74	13,090,562.75
2.1.25.01.0001.660466 - DEBENTURES A PAGAR (PROJ FINANC)	13,221,930.14	2,624,298.07	2,671,966.08	13,273,623.11
2.1.25.01.0001.833545 - (-)CUSTO DE TRANSACAO - DEBENTURES	184,173.24 D	14,724.26	13,916.66	183,043.84 D
2.1.06 - OBRIGACOES SOCIAIS TRABALHISTAS	4,333,413.74	3,258,543.78	8,212,074.14	7,326,384.10

BALANCETE ETRO (31/12/2008)

2.1.26.31 - OBRIGACOES TRABALHISTAS A PAGAR	121,180.39	3,620,952.39	5,142,333.42	3,647,360.40
2.1.26.31.0001 - SALARIOS A PAGAR	0.0	3,202,258.23	3,202,258.23	0.0
2.1.26.31.0001.626173 - SALARIOS A PAGAR	0.0	3,186,762.95	3,186,762.95	0.0
2.1.26.31.0001.671366 - PENSAO ALIMENTICIA	0.0	15,495.28	15,495.28	0.0
2.1.26.31.0004 - RESCISOES A PAGAR	0.0	77,376.10	77,376.10	0.0
2.1.26.31.0004.628176 - RESCISOES A PAGAR	0.0	77,376.10	77,376.10	0.0
2.1.26.31.0005 - PARTICIPACAO SOBRE RESULTADOS/PLR	0.0	0	3,122,440.51	3,122,440.51
2.1.26.31.0005.628177 - PLR - PARTIC.S/LUCROS OU RESULTADO	0.0	0	3,122,440.51	3,122,440.51
2.1.26.31.0006 - BENEFICIOS	121,180.39	298,143.47	298,583.97	124,620.89
2.1.26.31.0006.671368 - ASSISTENCIA MEDICA	0.0	169,262.10	169,262.10	0.0
2.1.26.31.0006.671369 - ASSISTENCIA ODONTOLOGICA	0.0	11,209.40	11,209.40	0.0
2.1.26.31.0006.671367 - PREVIDENCIA PRIVADA	99,783.96	99,783.98	97,922.43	97,322.43
2.1.26.31.0006.722357 - GREMIO E ASSOCIACOES	7,453.88	6,903.00	7,946.39	8,482.27
2.1.26.31.0006.722358 - SEGURO DE VIDA EM GRUPO	10,943.53	12,312.99	12,221.65	18,251.19
2.1.26.31.0030 - OUTROS PROVENTOS	0.0	43,476.19	43,476.19	0.0
2.1.26.31.0030.671367 - EMPRESTIMOS CONSIGNADOS	0.0	43,476.19	43,476.19	0.0
2.1.26.32 - OBRIGACOES SOCIAIS, PREV.TRIBUT.A REC.	917,945.85	1,499,437.17	1,660,453.99	1,131,962.65
2.1.26.32.0001 - FGTS A RECOLHER	147,465.58	193,609.50	201,956.56	167,820.22
2.1.26.32.0001.628180 - FGTS A RECOLHER	147,465.58	193,609.50	201,956.56	167,820.22
2.1.26.32.0002 - INSS A RECOLHER	595,165.98	1,117,716.90	1,065,460.27	543,309.35
2.1.26.32.0002.628181 - INSS A RECOLHER	595,165.98	1,117,716.90	1,065,460.27	543,309.35
2.1.26.32.0003 - IRRF A RECOLHER	190,151.72	189,715.78	392,246.28	393,242.22
2.1.26.32.0003.628182 - IRRF A RECOLHER	190,151.72	189,715.78	392,246.28	393,242.22
2.1.26.32.0004 - CONTRIBUICAO SINDICAL E OUTRAS	4,362.57	4,362.17	3,790.82	3,790.82
2.1.26.32.0004.628183 - CONTRIBUICAO SINDICAL E OUTRAS	4,362.57	4,362.17	3,790.82	3,790.82
2.1.26.33 - PROVISOES	3,269,327.10	3,134,254.22	1,436,296.81	2,571,960.09
2.1.26.33.0001 - PROVISOES DE 13 SALARIO	1,262,180.83	1,874,227.12	612,041.29	0.0
2.1.26.33.0001.628184 - PROVISOES DE 13 SALARIO	924,668.10	1,372,445.97	447,777.87	0.0
2.1.26.33.0001.720730 - ENCARGOS SOBRE 13 SALARIOS	337,517.73	501,793.15	164,263.42	0.0
2.1.26.33.0002 - PROVISAO DE FERIAS	2,007,741.67	233,027.10	794,345.52	2,571,960.09
2.1.26.33.0002.628185 - PROVISAO DE FERIAS	1,470,856.85	184,383.29	597,725.60	1,884,199.16
2.1.26.33.0002.720728 - ENCARGOS SOBRE FERIAS	536,884.82	43,643.81	196,519.92	687,760.93
2.1.27 - TRIBUTOS A RECOLHER	1,421,828.72	2,873,180.12	3,416,783.16	3,969,431.76
2.1.27.28 - TRIBUTOS A RECOLHER	1,114,567.23	2,556,493.99	2,880,929.62	3,442,302.86
2.1.27.28.0004 - PIS A RECOLHER	137,828.96	347,889.97	213,935.35	855.12
2.1.27.28.0004.313323 - PIS S/ REC FIN A RECOLHER	598.54	621.65	878.43	855.12
2.1.27.28.0004.628229 - PIS A RECOLHER	137,228.40	347,268.32	212,256.92	0.0
2.1.27.28.0005 - COFINS A RECOLHER	631,363.18	1,616,099.72	985,998.74	1,263.13
2.1.27.28.0005.313324 - COFINS S/ REC FIN A RECOLHER	3,683.36	3,825.59	5,405.76	1,263.13
2.1.27.28.0005.628230 - COFINS A RECOLHER	631,680.15	1,612,274.13	980,593.98	0.0
2.1.27.28.0006 - ISS A RECOLHER	341,426.78	592,375.32	569,514.04	408,143.53
2.1.27.28.0006.628231 - ISS A RECOLHER	331,895.44	592,375.32	549,556.01	313,076.87
2.1.27.28.0006.980570 - ISS A RECOLHER - NÃO RETIDO	35,535.94	0	19,957.60	55,463.60
2.1.27.28.0010 - PIS/COFINS DIFERIDOS	0.0	0	1,027,343.11	1,027,343.11
2.1.27.28.0010.896730 - PIS/COFINS DIFERIDOS	0.0	0	1,027,343.11	1,027,343.11
2.1.27.28.0030 - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	0.0	88,136.98	88,136.98	0.0
2.1.27.28.0030.662466 - IOF S/OPERACOES FINANCEIRAS	0.0	88,136.98	88,136.98	0.0
2.1.27.32 - TRIBUTOS RETIDOS DE TERCEIROS	309,261.49	316,686.23	534,853.72	527,428.88
2.1.27.32.0003 - IR RETIDO DE TERCEIROS	30,631.12	30,133.65	43,133.06	43,630.93
2.1.27.32.0003.628236 - IR RETIDO DE TERCEIROS	28,220.63	28,122.76	42,513.21	42,611.12
2.1.27.32.0003.662446 - IRRF S/SERVICOS TERCEIROS/PJ	383.38	383.38	0	0.0
2.1.27.32.0003.662447 - IRRF S/ALUGUEIS	1,483.85	1,483.85	2,660.41	2,660.41
2.1.27.32.0003.662448 - IRRF S/ COOPERATIVA	143.66	143.66	319.36	319.36

BALANCETE CITREL (31/12/2016)

2.1.07.02.0006 - INSS RETIDO DE TERCEIROS	122,853.65	121,529.34	192,944.47	193,498.18
2.1.07.02.0006.628237 - INSS RETIDO DE TERCEIROS	121,421.12	121,529.34	192,944.47	188,055.85
2.1.07.02.0006.664386 - INSS RPA AUTONOMO	1,432.33	0	0	3,432.33
2.1.07.02.0006 - ISS RETIDO DE TERCEIROS	64,329.83	68,639.60	119,817.17	114,107.38
2.1.07.02.0006.646006 - ISS RETIDO DE TERCEIROS	64,329.83	68,639.60	119,817.17	114,107.38
2.1.07.02.0007 - CSLL/PIS/COFINS DE TERCEIROS	92,446.71	50,983.34	177,339.02	177,802.39
2.1.07.02.0007.612487 - CSLL/PIS/COFINS DE TERCEIROS	92,446.71	50,983.34	177,339.02	177,802.39
2.1.08 - OUTRAS CONTAS A PAGAR	1,212,343.17	1,212,193.12	1,426,649.74	1,426,599.79
2.1.08.01 - OUTRAS CONTAS A PAGAR	1,212,343.57	1,212,193.12	1,426,649.74	1,426,599.79
2.1.08.01.0002 - ADIANTAMENTO DE CLIENTES	138,743.39	138,798.32	49.93	0 D
2.1.08.01.0002.662866 - ADIANTAMENTO DE CLIENTES	138,743.39	138,798.32	49.93	0 D
2.1.08.01.0009 - OUTRAS CONTAS A PAGAR	1,073,428.18	1,073,409.63	1,426,109.81	1,426,109.79
2.1.08.01.0009.636606 - OUTRAS CONTAS A PAGAR	1,073,428.18	1,073,409.63	1,426,109.81	1,426,109.79
2.1.09 - DIVIDENDOS E JCP	142,492.83	19,757.38	4,611,834.32	4,734,569.02
2.1.09.01 - DIVIDENDOS E JCP A PAGAR	142,492.83	19,757.38	4,611,834.32	4,734,569.02
2.1.09.01.0001 - DIVIDENDOS A PAGAR	142,492.83	0	4,592,076.92	4,734,569.02
2.1.09.01.0001.640030 - ODEBRECHT UTILITIES SA	0 D	0	2,921,297.82	2,921,297.82
2.1.09.01.0001.836784 - MINORITARIOS CITREL	142,492.83	0	1,668,779.12	1,811,271.22
2.1.09.01.0002 - JCP A PAGAR	0 D	19,757.38	19,757.38	0 D
2.1.09.01.0002.836785 - MINORITARIOS CITREL	0 D	19,757.38	19,757.38	0 D
2.2 - NAO CIRCULANTE	234,142,317.66	2,580,528.78	5,617,867.24	237,179,655.90
2.2.01 - EMPRESTIMOS E FINANCIAMENTOS L.P.	7,220,520.97	412,448.81	2,964.43	6,760,203.59
2.2.01.01 - EMPREST. E FINANC.(PROJ.FINANC)-MOEDA NACION	7,220,520.97	412,448.81	2,964.43	6,760,203.59
2.2.01.01.0001 - BANCO COMERCIAL	7,220,520.97	412,448.81	2,965.43	6,760,203.59
2.2.01.01.0001.691934 - EMPRESTIMOS E FINANC - CITREL	7,214,466.82	412,448.81	0	6,802,068.36
2.2.01.01.0001.871590 - (-)CUSTO DE TRANSACAO	44,041.81 D	0	2,961.43	41,984.42 D
2.2.06 - PROVISOES	6,472,620.88	64,271.91	110,346.99	6,967,580.92
2.2.06.01 - PROVISOES PARA CONTINGENCIAS	6,472,620.88	64,275.95	110,346.99	6,967,680.92
2.2.06.01.0001 - PROVISOES PARA CONTINGENC.TRABALHISTAS	1,631,809.46	64,275.95	100,214.90	2,097,752.41
2.2.06.01.0001.628250 - PROVISOES PARA CONTINGENC.TRABALHISTAS	1,631,809.46	64,275.95	100,214.90	2,097,752.41
2.2.06.01.0002 - PROVISOES PARA CONTINGENC.TRIBUTARIAS	3,368,778.41	0	13,354.99	3,382,133.44
2.2.06.01.0002.628251 - PROVISOES PARA CONTINGENC.TRIBUTARIAS	3,368,778.41	0	13,354.99	3,382,133.44
2.2.06.01.0003 - PROVISOES PARA CONTINGENC.CIVEIS	1,472,267.97	0	15,777.10	1,487,795.07
2.2.06.01.0003.628252 - PROVISOES PARA CONTINGENC.CIVEIS	1,472,267.97	0	15,777.10	1,487,795.07
2.2.07 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	90,004,450.55	395,760.17	0	89,628,689.98
2.2.07.02 - IMPOSTOS E CONTRIBUICOES DIFERIDOS	90,004,450.55	395,760.17	0	89,628,689.98
2.2.07.02.0003 - IRPJ/CSLL DIFERIDOS	90,004,450.55	395,760.17	0	89,628,689.98
2.2.07.02.0003.806790 - IRPJ DIFERIDO	66,179,703.13	295,000.42	0	65,888,742.70
2.2.07.02.0003.806792 - CSLL DIFERIDO	23,824,707.43	104,760.15	0	23,719,947.27
2.2.08 - DEBENTURES	97,124,806.65	1,043,600.00	14,724.26	96,097,131.11
2.2.08.01 - DEBENTURES A PAGAR	97,124,806.65	1,043,600.00	14,724.26	96,097,131.11
2.2.08.01.0001 - DEBENTURES A PAGAR (PROJ.FINANC)	97,124,806.65	1,043,600.00	14,724.26	96,097,131.11
2.2.08.01.0001.664266 - DEBENTURES A PAGAR (PROJ.FINANC)	97,920,000.00	1,043,600.00	0	96,878,400.00
2.2.08.01.0001.741024 - (-)CUSTO DE TRANSACAO - DEBENTURES	795,993.15 D	0	14,724.26	781,268.89 D
2.2.09 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	33,331,733.19	627,447.45	5,040,834.56	37,745,120.32
2.2.09.01 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	33,331,733.19	627,447.45	5,040,834.56	37,745,120.32
2.2.09.01.0001 - OBRIGACOES A PAGAR - RATEIO DESPESAS	201,844.96	423,272.14	439,189.97	225,762.74
2.2.09.01.0001.701939 - ODEBRECHT AMBIENTAL/RATEIO DESPESAS ADM	205,844.96	423,272.14	439,189.97	221,762.74
2.2.09.01.0007 - CSC	204,175.76	204,175.74	113,455.34	113,455.14
2.2.09.01.0007.310088 - TI	117,732.77	117,732.77	18,308.28	18,308.28
2.2.09.01.0007.897150 - CSC	86,442.56	86,442.56	14,147.06	14,147.06
2.2.09.01.0016 - VAZTUO	32,921,712.97	0	4,488,189.41	37,409,902.42
2.2.09.01.0016.312999 - DISTRIBUIDORA DE AGUA DE CAMACAR	32,921,712.97	0	4,488,189.41	37,409,902.42

BALANCETE CETREL (31/12/2006)

2.3 - PATRIMONIO LIQUIDO	472,146,164.29	4,692,508.25	100,835.33	467,554,491.37
2.3.01 - CAPITAL SOCIAL	240,321,808.30	0	0	240,321,808.30
2.3.01.20 - CAPITAL INTEGRALIZADO	240,321,808.30	0	0	240,321,808.30
2.3.01.20.0001 - CAPITAL SUBSCRITO	240,321,808.30	0	0	240,321,808.30
2.3.01.20.0001.628251 - CAPITAL SUBSCRITO	240,321,808.30	0	0	240,321,808.30
2.3.02 - RESERVAS DE CAPITAL	173,451,991.20	0	0	173,451,991.20
2.3.02.20 - RESERVAS DE CAPITAL	173,451,991.20	0	0	173,451,991.20
2.3.02.20.0001 - AGIO NA EMISSAO DE ACOES	140,082,006.95	0	0	140,082,006.95
2.3.02.20.0001.628257 - AGIO NA EMISSAO DE ACOES	140,082,006.95	0	0	140,082,006.95
2.3.02.20.0002 - RESERVAS DE CAPITAL	33,369,984.25	0	0	33,369,984.25
2.3.02.20.0002.768100 - RESERVAS DE CAPITAL	3,988,411.10	0	0	3,988,411.10
2.3.02.20.0002.810922 - RESERVA ESPECIAL DE AGIO	29,381,573.15	0	0	29,381,573.15
2.3.03 - RESERVAS DE LUCROS	38,061,706.70	2,265.74	2,265.74	38,061,706.70
2.3.03.20 - RESERVAS DE LUCROS	38,061,706.70	2,265.74	2,265.74	38,061,706.70
2.3.03.20.0001 - RESERVAS DE LUCROS	14,562,043.54	2,265.74	0	14,559,777.80
2.3.03.20.0001.628258 - RESERVAS DE LUCROS	14,562,043.54	2,265.74	0	14,559,777.80
2.3.03.20.0002 - RESERVA LEGAL	6,751,261.39	0	0	6,751,261.39
2.3.03.20.0002.628259 - RESERVA LEGAL	6,751,261.39	0	0	6,751,261.39
2.3.03.20.0007 - RESERVA PARA INCENTIVOS FISCAIS	16,748,401.77	0	2,265.74	16,750,667.51
2.3.03.20.0007.628264 - RESERVA PARA INCENTIVOS FISCAIS	16,748,401.77	0	2,265.74	16,750,667.51
2.3.04 - PREJUIZOS ACUMULADOS	691,475.63 D	4,637,286.10	73,516.41	5,255,245.32 D
2.3.04.20 - PREJUIZOS ACUMULADOS	691,475.63 D	4,637,286.10	73,516.41	5,255,245.32 D
2.3.04.20.0001 - RESULTADO DO EXERCICIO	0 D	4,592,076.92	0	4,592,076.92 D
2.3.04.20.0001.628261 - RESULTADO DO EXERCICIO	0 D	4,592,076.92	0	4,592,076.92 D
2.3.04.20.0002 - PREJUIZOS ACUMULADOS DE ANOS ANTERIORES	18,299,776.22 D	0	0	18,299,776.22 D
2.3.04.20.0002.628266 - PREJUIZOS ACUMULADOS	18,299,776.22 D	0	0	18,299,776.22 D
2.3.04.20.0006 - REALIZACAO DA RESERVAS DE REAVALIACAO	17,608,300.59	25,009.18	73,516.41	17,656,807.82
2.3.04.20.0006.535660 - REALIZACAO DA RESERVAS DE REAVALIACAO	18,483,621.89	0	73,516.41	18,557,138.30
2.3.04.20.0006.200257 - IRPJ / CSLL DIFERIDOS	875,321.30 D	25,009.18	0	900,330.48 D
2.3.06 - RESERVAS DE REAVALIACAO	21,668,521.12	73,516.41	25,009.18	21,619,974.29
2.3.06.20 - RESERVAS DE REAVALIACAO	21,668,521.12	73,516.41	25,009.18	21,619,974.29
2.3.06.20.0001 - RESERVAS DE REAVALIACAO	21,668,521.12	73,516.41	25,009.18	21,619,974.29
2.3.06.20.0001.818791 - RESERVAS DE REAVALIACAO	28,581,420.08	73,516.41	0	28,507,863.97
2.3.06.20.0001.818792 - IRPJ / CSLL DIFERIDOS	6,912,898.86 D	0	25,009.18	6,887,889.68 D
3 - RECEITAS	151,849,523.26	9,430,776.64	22,295,438.51	164,313,984.97
3.1 - RECEITAS OPERACIONAIS	127,916,350.50	7,644,800.11	18,674,551.83	138,946,005.82
3.1.21 - RECEITAS SERVICOS	144,795,372.46	5,908,555.07	18,318,547.26	157,191,068.70
3.1.21.01 - RECEITAS SERV. DE TRATAMENTO RESIDUOS	2,280,339.10	73,505.28	263,915.20	2,470,749.02
3.1.21.01.0001 - REC SERV. TRATAMENTO RESIDUOS - ATACADO	2,280,339.10	73,505.28	263,915.20	2,470,749.02
3.1.21.01.0001.978601 - INCINERACAO DE SÓLIDOS-INCINT.	2,198.77	0	0	2,198.77
3.1.21.01.0001.978602 - RESÍDUOS ESPECIAIS-INCINT.	2,281,641.14	73,505.28	263,915.20	2,472,051.06
3.1.21.01.0001.978603 - COPROCESSAMENTO	1,495.19	0	0	1,495.19
3.1.21.02 - SERV.TRATAM.AGUA. E EFLUENTES USINA	106,278,326.71	1,152,206.61	13,936,964.08	104,302,904.18
3.1.21.02.0001 - TRATAM.AGUA. E EFLUENTES USINA - ATACADO	106,278,326.71	1,152,206.61	13,936,964.08	104,302,904.18
3.1.21.02.0001.978610 - EFLUENTES ORGÂNICOS-INCINT.	88,878,264.59	4,057,592.73	11,123,883.73	95,744,555.60
3.1.21.02.0001.978611 - EFLUENTES INORGÂNICOS-INCINT.	17,599,762.12	5,256,443.10	2,813,080.35	10,138,308.49
3.1.21.03 - SERVICOS GERENCIAMENTO RESIDUOS USINA	37,258.46	0	0	37,258.46
3.1.21.03.0001 - GERENCIAMENTO RESIDUOS USINA - ATACADO	37,258.46	0	0	37,258.46
3.1.21.03.0001.777795 - GERENCIAMENTO RESIDUOS USINA - ATACADO	37,258.46	0	0	37,258.46
3.1.21.05 - MONITORAMENTO AMBIENTAL	31,524,366.14	103,009.09	3,810,164.18	34,802,221.23
3.1.21.05.0001 - MONITORAMENTO AMBIENTAL	31,524,366.14	103,009.09	3,810,164.18	34,802,221.23
3.1.21.05.0001.978602 - MONITORAMENTO DO AR	7,857,459.83	0	358,420.26	8,215,882.34
3.1.21.05.0001.978603 - MONITORAMENTO DO AR-INCINT.	6,430,275.53	50,313.17	675,939.44	7,056,901.82

BALANCETE CETREL (31/12/2016)

3.1.21.25.0001.978650 - MONITORAMENTO DE ÁGUA	4,252,389.21	0	389,087.93	4,641,477.14
3.1.21.25.0001.978651 - MONITORAMENTO DE ÁGUA-INCENT	10,591,294.66	178,425.92	2,232,063.46	12,414,932.20
3.1.21.25.0001.978652 - MONITORAMENTO OCEANOGRÁFICO	2,305,647.03	104,350.00	319,688.71	2,440,985.73
3.1.21.26 - CONSULTORIA AMBIENTAL	1,957,278.10	0	87,361.04	2,044,639.14
3.1.21.26.0001 - CONSULTORIA AMBIENTAL	1,957,278.10	0	87,361.04	2,044,639.14
3.1.21.26.0001.978675 - CONSULTORIA	194,429.61	0	33,594.87	224,998.48
3.1.21.26.0001.978690 - CONSULTORIA DO AR	343,699.91	0	0	343,699.91
3.1.21.26.0001.978711 - CONSULTORIA SOLO E ÁGUAS SUBT	1,419,174.94	0	16,766.17	1,435,941.11
3.1.21.28 - LABORATÓRIO	2,709,105.55	0	219,142.76	2,928,246.31
3.1.21.28.0001 - LABORATÓRIO	2,709,105.55	0	219,142.76	2,928,246.31
3.1.21.28.0001.978570 - LABORATÓRIO	2,709,105.55	0	219,142.76	2,928,246.31
3.1.50 - DEDUÇÕES DA RECEITA (-)	1,337,882.20 D	28,349.32	0	1,366,231.52 D
3.1.50.20 - DEDUÇÕES DA RECEITA (-)	1,337,882.20 D	28,349.32	0	1,366,231.52 D
3.1.50.20.0008 - CANCELAMENTOS (-)	1,337,882.20 D	28,349.32	0	1,366,231.52 D
3.1.50.20.0008.623337 - CANCELAMENTOS (-)	474,802.30 D	2,135.88	0	476,938.18 D
3.1.50.20.0008.980230 - CANCELAMENTOS RECEITA INCENTIVADA	1,062,679.90 D	26,513.44	0	1,089,293.34 D
3.1.60 - TRIBUTOS SOBRE FATURAMENTO (-)	17,634,608.29 D	1,696,391.77	182,914.12	19,150,086.04 D
3.1.60.20 - TRIBUTOS (-)	17,634,608.29 D	1,696,391.77	182,914.12	19,150,086.04 D
3.1.60.20.0001 - PIS (-)	2,368,719.24 D	194,170.64	443.07	2,567,675.48 D
3.1.60.20.0001.623379 - PIS (-)	309,106.18 D	18,267.76	0	327,373.94 D
3.1.60.20.0001.980430 - PIS - RECEITA INCENTIVADA (-)	2,054,643.06 D	186,332.88	443.07	2,240,499.87 D
3.1.60.20.0002 - COFINS (-)	10,887,576.85 D	942,264.78	2,203.28	11,827,793.62 D
3.1.60.20.0002.623374 - COFINS (-)	1,423,771.02 D	84,142.43	0	1,507,913.45 D
3.1.60.20.0002.980430 - COFINS - RECEITA INCENTIVADA (-)	9,462,805.83 D	858,122.35	2,203.28	10,318,878.17 D
3.1.60.20.0009 - ISS (-)	4,381,281.30 D	349,556.35	176,419.04	4,554,418.65 D
3.1.60.20.0009.623371 - ISS (-)	610,920.28 D	31,096.77	3,196.38	642,760.67 D
3.1.60.20.0009.980470 - ISS - RECEITA INCENTIVADA (-)	3,772,361.02 D	314,319.58	171,222.66	4,115,457.94 D
3.1.70 - OUTRAS RECEITAS OPERACIONAIS	2,291,368.23	1,200.00	175,090.45	2,467,258.68
3.1.70.20 - OUTRAS RECEITAS OPERACIONAIS	2,291,368.23	1,200.00	175,090.45	2,467,258.68
3.1.70.20.0004 - RECEITAS ENTRE PARTES RELACIONADAS	1,975,819.94	0	174,385.45	2,150,205.39
3.1.70.20.0004.625747 - CETREL LUMINA TECNOLOGIA E ENG.AMBIENTAL	1,975,819.94	0	174,385.45	2,150,205.39
3.1.70.20.0030 - OUTRAS RECEITAS OPERACIONAIS	317,548.29	1,200.00	705	317,053.29
3.1.70.20.0030.622720 - OUTRAS RECEITAS OPERACIONAIS	303,676.94	1,200.00	0	302,476.94
3.1.70.20.0030.789709 - RECEITA NA VENDA DE SUCATA	13,871.35	0	705	14,576.35
3.2 - RECEITAS FINANCEIRAS	2,727,632.33	19,473.84	145,626.00	2,853,784.49
3.2.01 - RECEITAS FINANCEIRAS	2,719,187.18	19,473.84	144,943.23	2,844,656.57
3.2.21.20 - RECEITAS FINANCEIRAS	2,851,795.63	13,354.99	144,943.23	2,983,383.96
3.2.21.20.0001 - PARTES RELACIONADAS - MÚTUO	10,126.72	0	0	10,126.72
3.2.21.20.0001.071706 - DISTRIBUIDORA DE ÁGUA CAMAÇARI	10,126.72	0	0	10,126.72
3.2.21.20.0003 - ATUALIZAÇÕES MONETÁRIAS	590,476.19	13,354.99	80,363.15	657,484.35
3.2.21.20.0003.623363 - ATUALIZAÇÕES MONETÁRIAS	590,476.19	13,354.99	80,363.15	657,484.35
3.2.21.20.0006 - DESCONTOS CONDICIONAIS OBTIDOS	14,875.19	0	0	14,875.19
3.2.21.20.0006.623361 - DESCONTOS CONDICIONAIS OBTIDOS	14,875.19	0	0	14,875.19
3.2.21.20.0007 - JUROS SOBRE ATRASO DE PAGAMENTO	127.9	0	2,055.62	2,183.52
3.2.21.20.0007.623367 - ENCARGOS S/ ATRASO DE PAGAMENTO	127.9	0	2,055.62	2,183.52
3.2.21.20.0009 - RENDIMENTOS SOBRE APLICAÇÃO FINANCEIRA	2,235,789.29	0	62,524.46	2,298,313.75
3.2.21.20.0009.617747 - RENDIMENTOS S/APLICAÇÃO FINANCEIRA	2,235,789.29	0	62,524.46	2,298,313.75
3.2.21.22 - TRIBUTOS SOBRE RECEITAS FINANCEIRAS	131,608.55 D	6,118.85	0	137,727.36 D
3.2.21.22.0001 - PIS E COFINS	131,608.55 D	6,118.85	0	137,727.36 D
3.2.21.22.0001.326331 - PIS	19,536.67 D	855.32	0	20,391.99 D
3.2.21.22.0001.326332 - COFINS	104,071.84 D	5,263.53	0	109,335.37 D
3.2.22 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91
3.2.22.20 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91

BALANCETE CETREL (31/12/2006)

3.2.22.26.2001 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.18	0	682.77	9,127.95
3.2.22.26.2001.623989 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.18	0	682.77	9,127.95
3.3 - RESULTADO DE PARTICIPACOES SOCIETARIAS	21,025,340.64	3,766,410.69	3,375,260.72	22,134,190.67
3.3.21 - EQUIVALENCIA PATRIMONIAL	21,025,340.64	3,766,410.69	3,375,260.72	22,134,190.67
3.3.21.21 - GANHOS/PERDAS NOS INVEST.COL/G/CONTROL	21,025,340.64	3,766,410.69	3,375,260.72	22,134,190.67
3.3.21.21.2001 - CONTROLADAS	21,025,340.64	3,766,410.69	3,375,260.72	22,134,190.67
3.3.21.21.2001.104960 - ANHAMBI ANALISES AMBIENTAIS	149,296.47	0	0	149,296.47
3.3.21.21.2001.841390 - CETREL BIOENERGIA	1,399,410.41 D	118,323.81	64,074.96	1,455,702.26 D
3.3.21.21.2001.810499 - DISTRIBUIDORA DE AGUA CAMACARI	22,276,507.58	3,608,086.88	3,309,185.76	23,877,606.46
4 - CUSTOS / DESPESAS	136,469,562.82	30,383,478.34	24,337,262.83	146,543,978.36
4.1 - CUSTOS	76,357,944.32	18,806,782.06	13,706,360.06	81,468,382.22
4.1.21 - CUSTOS OPERACIONAIS	64,341,175.02	17,063,187.70	8,719,272.16	70,129,284.23
4.1.21.01 - CUSTO COM PESSOAL	21,891,382.13	7,175,765.72	3,815,130.16	25,252,467.27
4.1.21.01.2001 - REMUNERACOES	13,209,327.64	1,238,308.72	128,263.96	14,319,372.40
4.1.21.01.2001.622210 - SALARIOS	8,910,441.17	779,715.11	3,587.71	9,686,572.57
4.1.21.01.2001.622211 - FERIAS	0	118,306.93	118,306.93	0
4.1.21.01.2001.622213 - ADICIONAL NOTURNO	469,461.64	47,186.05	0	516,647.69
4.1.21.01.2001.622215 - ADICIONAL POR PERICULOSIDADE	2,289,705.83	215,807.57	0	2,505,513.37
4.1.21.01.2001.622216 - AVISO PREVIO	266,995.65	30,635.82	0	297,629.47
4.1.21.01.2001.622217 - BOLSA DE ESTAGIO	131,354.97	12,360.00	0	143,714.97
4.1.21.01.2001.622219 - HORA EXTRA	338,970.71	29,428.77	0	368,393.48
4.1.21.01.2001.622220 - OUTROS PROVENTOS	1,209.48 C	913.33	5,198.32	5,860.47 C
4.1.21.01.2001.661366 - HONORARIOS DA DIRETORIA	627,134.98	16,354.14	0	643,489.12
4.1.21.01.2002 - BENEFICIOS	4,371,600.72	115,713.11	64,627.50	4,416,703.88
4.1.21.01.2002.622221 - ALIMENTACAO	976,813.89	91,430.46	7,762.18	1,064,544.17
4.1.21.01.2002.622222 - ASSISTENCIA MEDICA	1,364,291.49	131,845.73	48,621.22	1,451,252.30
4.1.21.01.2002.622223 - EXAMES MEDICOS	110,461.60	4,420.94	0	114,882.54
4.1.21.01.2002.622224 - ASSISTENCIA ODONTOLOGICA	3,852.11	9,182.29	9,096.00	4,008.11
4.1.21.01.2002.622226 - TREINAMENTOS	117,848.86	67,376.05	741.56	184,483.35
4.1.21.01.2002.622227 - GREMIO E ASSOCIACOES	16,398.41	2,495.81	0	18,894.30
4.1.21.01.2002.622228 - ODCPREV	213,840.89	23,030.07	0	242,870.96
4.1.21.01.2002.622229 - SEGURO DE VIDA EM GRUPO	76,471.46	6,346.34	162.9	82,654.90
4.1.21.01.2002.622230 - TRANSPORTE DE PESSOAL	2,007,253.29	132,257.31	86.39	2,139,464.16
4.1.21.01.2002.622231 - VALE TRANSPORTE	98,186.76	6,266.50	199	104,255.26
4.1.21.01.2002.622232 - OUTROS BENEFICIOS	279,797.92	68,968.91	0	348,759.83
4.1.21.01.2003 - PARTICIPAÇÃO SOBRE RESULTADOS/PLR	256,552.00 C	2,253,426.86	0	1,996,874.86
4.1.21.01.2003.622234 - PARTICIPAÇÃO S/LUCROS OU RESULTADOS/PLR	256,552.00 C	2,253,426.86	0	1,996,874.86
4.1.21.01.2004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	5,746,420.22	1,153,904.01	121,546.69	6,778,776.54
4.1.21.01.2004.622236 - ENCARGOS S/PROVISAO DE 13	274,115.17	133,642.81	407,757.98	0
4.1.21.01.2004.622237 - ENCARGOS S/PROVISAO DE FERIAS	14,794.22 C	160,557.79	78,997.25	116,766.32
4.1.21.01.2004.622239 - FGTS SOBRE SALARIOS	1,438,197.36	199,643.07	0	1,638,237.43
4.1.21.01.2004.622240 - INSS SOBRE SALARIOS	4,248,650.91	663,273.30	88,153.62	4,823,770.59
4.1.21.01.2005 - PROVISAO	2,425,496.73	1,923,355.20	1,294,671.96	3,054,179.97
4.1.21.01.2005.622243 - PROVISAO DE 13 SALARIO	889,116.10	1,456,707.13	1,294,671.96	1,049,154.07
4.1.21.01.2005.622244 - PROVISAO DE FERIAS	1,136,376.23	468,647.49	0	1,605,023.72
4.1.21.02 - CUSTOS COM MATERIAIS	1,314,920.02	2,050,309.13	1,537,792.44	1,846,902.11
4.1.21.02.2001 - MATERIAIS	5,271,247.34	3,992,566.43	1,500,520.05	5,763,259.65
4.1.21.02.2001.206103 - MATERIAL DE INSTRUMENTACAO	871,764.35	442,096.86	2,322.50	1,311,528.85
4.1.21.02.2001.622243 - COMBUSTIVEIS E LUBRIFICANTES	945,549.23	73,989.46	16,337.49	999,201.22
4.1.21.02.2001.622246 - EQUIPAMENTOS E FERRAMENTAS	353,917.23	106,131.31	414,354.06	45,694.54
4.1.21.02.2001.622247 - IMPRESSOS E FORMULARIOS	42,616.00	4,646.72	700.37	46,562.35
4.1.21.02.2001.622248 - MATERIAIS DE LIMPEZA E HIGIENE	6,723.46	4,966.00	4,718.60	6,970.86
4.1.21.02.2001.622249 - MATERIAIS HOMALOGOS	34,791.27	6,326.10	29,243.20	11,881.28

BALANCETE ESTRO. (31/12/2008)

4.1.21.32.0001.622251 - MATERIAL DE CONSTRUCAO	0	4,674.54	4,674.54	0
4.1.21.32.0001.622252 - MATERIAL DE EXPEDIENTE, USO E CONSUMO	171,838.68	28,537.12	6,852.11	193,544.09
4.1.21.32.0001.622253 - MATERIAL ELETRICO	328,123.32	363,887.08	233,598.76	458,412.44
4.1.21.32.0001.622255 - MATERIAL DE PAVIMENTACAO E CALCAMENTO	0	13,783.04	13,783.04	0
4.1.21.32.0001.622256 - MATERIAL DE MANUTENCAO DE VEICULOS	98,979.18	2,917.86	1,253.79	100,643.25
4.1.21.32.0001.622257 - MATERIAL DE MANUTENCAO ELETROMECANICA	0	199.74	146.4	53.34
4.1.21.32.0001.622260 - MATERIAL DE SEGURANCA E PROTECAO - EPI	6,729.56	0	0	6,729.56
4.1.21.32.0001.622261 - MATERIAL DE SEGURANCA E PROTECAO - EPC	115,164.33	8,132.14	797.41	122,499.06
4.1.21.32.0001.622262 - MATERIAL LABORATORIAL	1,568,272.63	233,384.75	1,652.69	1,799,004.69
4.1.21.32.0001.622264 - MATERIAIS DE MANUTENCAO DE EQUIPAMENTO	595,848.19	131,295.80	73,468.76	653,675.23
4.1.21.32.0001.622265 - OUTROS MATERIAIS	92,306.84	663,769.77	696,378.36	59,698.25
4.1.21.32.0001.647866 - UNIFORMES	42,917.69	2,136.41	0	45,054.10
4.1.21.32.0002 - MATERIAL QUIMICO DE TRATAMENTO	83,157.68	27,343.13	2,272.35	108,228.46
4.1.21.32.0002.739063 - MATERIAL QUIMICO DE TRATAMENTO	83,157.68	27,343.13	2,272.35	108,228.46
4.1.21.33 - CUSTOS COM SERVICOS	29,837,541.13	4,824,634.86	3,869,334.22	30,792,841.77
4.1.21.33.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	1,313,667.62	184,398.30	41,708.00	1,456,357.92
4.1.21.33.0001.622268 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	478,305.16	79,919.07	0	558,224.23
4.1.21.33.0001.622269 - ALUGUEIS DE VEICULOS PJ	683,726.96	100,778.90	41,708.00	742,797.86
4.1.21.33.0001.622271 - OUTROS ALUGUEIS PJ	152,135.50	3,700.33	0	155,835.83
4.1.21.33.0002 - ALUGUEIS PESSOA FISICA	66,765.60	25,675.96	12,835.68	79,605.88
4.1.21.33.0002.622272 - ALUGUEIS DE IMOVEIS PF	42,765.60	25,675.96	12,835.68	55,605.88
4.1.21.33.0002.622273 - OUTROS ALUGUEIS PF	24,000.00	0	0	24,000.00
4.1.21.33.0003 - COMUNICACAO	312,771.00	21,317.27	13,863.14	320,225.13
4.1.21.33.0003.622274 - CORREIOS	78,764.33	5,374.13	0	84,138.46
4.1.21.33.0003.622275 - INTERNET	76,268.94	8,713.53	0	84,982.47
4.1.21.33.0003.622276 - RADIO E COMUNICACAO	11,747.63	440.34	0	12,187.97
4.1.21.33.0003.622277 - TELEFONIA FIXA	55,803.08	5,162.37	1,760.00	59,205.45
4.1.21.33.0003.622278 - TELEFONIA MOVEL	90,190.22	5,626.90	12,103.14	83,713.98
4.1.21.33.0004 - MANUTENCOES	7,845,200.06	769,345.64	6,369.97	8,608,175.73
4.1.21.33.0004.206470 - MANUTENCAO DE ELETRICA	1,749,708.73	195,532.22	0	1,945,240.95
4.1.21.33.0004.206471 - MANUTENCAO DE INSTRUMENTACAO	52,877.13	4,070.76	0	56,947.89
4.1.21.33.0004.622279 - MANUTENCAO DE IMOVEIS	3,114,312.36	293,009.33	0	3,407,321.69
4.1.21.33.0004.622280 - MANUTENCAO DE INFORMATICA	4,032.32	55	55	4,032.32
4.1.21.33.0004.622281 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	2,724,328.43	238,345.73	0	2,962,674.16
4.1.21.33.0004.622289 - MANUTENCAO DE VEICULOS	182,331.63	17,182.60	6,314.97	193,199.26
4.1.21.33.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	2,142,378.19	324,162.68	56,566.62	2,409,974.25
4.1.21.33.0005.622287 - CONSULTORIA / ASSESSORIAS	2,142,378.19	306,112.68	38,516.62	2,409,974.25
4.1.21.33.0005.626606 - CONSULTORIA TECNICA	0	18,050.00	18,050.00	0
4.1.21.33.0006 - SERVICOS PESSOA JURIDICA	8,246,355.21	4,174,442.17	3,648,795.96	8,772,001.42
4.1.21.33.0006.189391 - SERVICO DE APOIO OPERACIONAL	324,548.92	36,120.68	518	360,151.60
4.1.21.33.0006.560079 - SERVICO DE SONDAGEM PJ	373,373.53	0	0	373,373.53
4.1.21.33.0006.622290 - SERVICO DE ANALISE LABORATORIAL PJ	824,104.05	19,404.37	0	843,508.42
4.1.21.33.0006.622292 - SERVICO DE LAVANDERIA PJ	97,983.69	12,270.92	0	110,253.44
4.1.21.33.0006.622293 - SERVICO DE LIMPEZA E HIGIENE PJ	1,037,302.24	93,817.50	0	1,131,119.74
4.1.21.33.0006.622296 - SERVICO DE VIGILANCIA PJ	2,855,126.27	279,710.86	4,538.75	3,130,321.38
4.1.21.33.0006.622297 - SERVICO TOPOGRAFICO PJ	64,698.00	11,214.82	0	75,912.82
4.1.21.33.0006.622299 - TRANSPORTE DE RESIDUOS SOLIDOS PJ	246,828.39	182,621.60	13,494.95	415,955.04
4.1.21.33.0006.622300 - TRANSPORTES, FRETES E CARRETOS PJ	208,494.43	109,680.86	0	318,175.29
4.1.21.33.0006.622301 - OUTROS SERVICOS DE TERCEIROS PJ	1,032,843.24	3,710,653.13	3,611,250.05	1,132,403.29
4.1.21.33.0006.642606 - DESENVOL. E MANUTENCAO DE SOFTWARE	119,752.61	25,645.60	0	145,398.21
4.1.21.33.0006.648233 - SERVICOS GRAFICOS	33,527.78	2,647.80	963.21	35,212.37
4.1.21.33.0006.700574 - TRATAMENTO DE RESIDUOS QUIMICOS	70,827.71	786.36	0	71,614.07
4.1.21.33.0006.706213 - MAO DE OBRA TEMPORARIA	320,773.88	30,839.72	0	351,613.60

BALANCETE (CTRL 05/12/2006)

4.1.21.20.0006.720610 - DISPOSICAO FINAL DE RESIDUOS SOLIDOS	11,606.50	0	0	11,606.50
4.1.21.20.0007 - SERVICOS PESSOA FISICA	30,269.71	3,615.24	119	33,765.95
4.1.21.20.0007.622313 - TRANSPORTES, FRETES E CARRETOS PF	0	2,965.29	119	2,846.29
4.1.21.20.0007.622318 - OUTROS SERVICOS DE TERCEIROS PF	30,269.71	650	0	30,919.71
4.1.21.20.0008 - ENERGIA ELETRICA	9,680,209.42	917,062.20	85,219.85	10,512,051.77
4.1.21.20.0008.622311 - ENERGIA ELETRICA AGUA	0	1,184.72	1,184.72	0
4.1.21.20.0008.838809 - ENERGIA ELETRICA	9,680,209.42	915,877.48	84,035.13	10,512,051.77
4.1.21.24 - CUSTO COM VIAGENS	221,571.07	53,496.69	996	274,071.76
4.1.21.24.0001 - CUSTO COM VIAGENS	221,571.07	53,496.69	996	274,071.76
4.1.21.24.0001.622317 - HOSPEDAGEM	45,524.79	5,946.52	0	51,471.31
4.1.21.24.0001.622318 - PASSAGENS	94,705.11	21,136.46	400	115,441.57
4.1.21.24.0001.622319 - OUTRAS DESPESAS COM VIAGENS	81,341.17	27,235.17	186	108,010.34
4.1.21.24.0001.930710 - REFEICAO	0	148.54	0	148.54
4.1.21.25 - TRIBUTOS, TAXAS E CONTRIBUICOES	2,242,733.77	173,430.10	28,305.91	2,387,857.96
4.1.21.25.0001 - FEDERAIS	293,398.45	18,144.85	28,305.91	283,237.39
4.1.21.25.0001.622335 - OUTROS TRIBUTOS E TAXAS	293,398.45	18,144.85	28,305.91	283,237.39
4.1.21.25.0002 - ESTADUAIS	220,479.52	1,933.13	0	222,412.65
4.1.21.25.0002.622326 - IPVA E SEGURO OBRIGATORIO	16,252.60	0	0	16,252.60
4.1.21.25.0002.622329 - OUTROS TRIBUTOS E TAXAS	204,226.92	1,933.13	0	206,157.41
4.1.21.25.0003 - MUNICIPAIS	1,728,246.80	153,354.72	0	1,881,626.52
4.1.21.25.0003.622330 - IPTU	1,307,422.25	118,856.19	0	1,426,278.44
4.1.21.25.0003.622334 - TFF - TAXA DE FISCALIZACAO	42,637.31	0	0	42,637.31
4.1.21.25.0003.622335 - OUTROS TRIBUTOS E TAXAS	380,187.44	34,498.13	0	414,681.57
4.1.21.26 - CUSTOS ENTRE PARTES RELACIONADAS	849,350.00	0	0	849,350.00
4.1.21.26.0001 - CUSTOS ENTRE PARTES RELACIONADAS	814,350.00	0	0	814,350.00
4.1.21.26.0001.625806 - CETREL LUMINA	500,000.00	0	0	500,000.00
4.1.21.26.0001.930530 - REPASSE CUSTOS FCL / FTP	314,350.00	0	0	314,350.00
4.1.21.26.0006 - CUSTO SERVIÇO ASA (SEMI-EXCEL/PS/CONTIN)	35,000.00	0	0	35,000.00
4.1.21.26.0006.830497 - OUTRAS ASSESSORIAS E CONSULTORIAS	35,000.00	0	0	35,000.00
4.1.21.27 - SERVICOS MEDIDOS S/ CREDITO	52,078.13	1,139,330.76	986,655.73	204,653.16
4.1.21.27.0001 - SERVICOS MEDIDOS S/ CREDITO	52,078.13	1,139,330.76	986,655.73	204,653.16
4.1.21.27.0001.828339 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	4,847.96	19,173.00	26,943.44	2,922.48 C
4.1.21.27.0001.828340 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	218,285.22	225,457.86	218,285.22	225,457.86
4.1.21.27.0001.830332 - CONSULTORIA / ASSESSORIA	3,664.00 C	0	0	3,664.00 C
4.1.21.27.0001.830727 - OUTROS SERVICOS DE TERCEIROS	0	2,389.91	0	2,389.91
4.1.21.27.0001.839729 - PROVISAO ENERGIA ELETRICA	167,391.05 C	895,812.97	742,029.07	13,607.15 C
4.1.21.50 - OUTROS CUSTOS	799,289.81	100,770.08	11,275.70	882,108.19
4.1.21.50.0001 - SEGUROS	447,725.63	68,876.14	0	516,099.37
4.1.21.50.0001.622929 - SEGUROS DE RESPONSABILIDADE CIVIL	63,345.07	10,877.70	0	74,222.77
4.1.21.50.0001.622930 - SEGUROS DE VEICULOS	21,376.76	3,857.09	0	25,233.85
4.1.21.50.0001.622932 - SEGUROS OPERACIONAIS	220,634.38	44,115.96	0	264,756.34
4.1.21.50.0001.990810 - SEGUROS DE RISCOS DIVERSOS	139,864.22	12,031.99	0	151,896.21
4.1.21.50.0002 - OUTROS CUSTOS OPERACIONAIS	341,560.18	33,893.34	11,275.70	366,488.82
4.1.21.50.0002.622966 - ASSOCIACOES DE CLASSES	17,488.17	580	0	18,068.17
4.1.21.50.0002.622971 - CONTINGENCIAS TRABALHISTAS	130.62	0	0	130.62
4.1.21.50.0002.633046 - OUTROS CUSTOS OPERACIONAIS	3,810.20	0	0	3,810.20
4.1.21.50.0002.691027 - CONDUCAO E ALIMENTACAO	195,192.77	17,298.24	11,275.70	201,659.31
4.1.21.50.0002.838804 - EMOLUMENTOS E CARTORIO	1,194.69	479.53	0	1,674.22
4.1.21.50.0002.838805 - LIVROS/JORNAIS/REVISTAS/PERIODICOS	2,110.00	0	0	2,110.00
4.1.21.50.0002.838410 - EVENTOS E PATROCINIOS	124,742.73	13,933.57	0	138,676.30
4.1.22 - CUSTOS C/DEPRECIACAO E AMORTIZACAO	13,714,876.70	1,304,299.20	0	15,019,175.90
4.1.22.20 - CUSTOS C/DEPRECIACAO	12,307,539.14	1,172,395.25	0	13,479,934.39
4.1.22.20.0001 - CUSTOS COM DEPRECIACAO	12,307,539.14	1,172,395.25	0	13,479,934.39

BALANCETE CITRO. (31/12/2006)

4.1.22.26.0001.622972 - VEICULOS E EMBARCACOES	60,021.83	4,162.06	0	64,683.87
4.1.22.26.0001.621567 - MOVEIS E UTENSILIOS	121,163.78	12,275.13	0	133,434.97
4.1.22.26.0001.621570 - EQUIPAMENTOS DE INFORMATICA	17,611.63	2,433.42	0	20,088.06
4.1.22.26.0001.621571 - EDIFICACOES E INSTALACOES	812,206.14	91,310.08	0	903,247.22
4.1.22.26.0001.660007 - INSTALACOES ESPECIFICAS	15,098.60	1,763.72	0	22,862.16
4.1.22.26.0001.718347 - MAQS E EQUIPS(NAO TOMA CRED.PIS/COFINS)	4,987,211.28	493,865.94	0	5,481,077.22
4.1.22.26.0001.730697 - EDIFIC/INSTAL (NAO TOMA CRED.PIS/COFINS)	981,249.87	93,565.99	0	1,074,815.86
4.1.22.26.0001.800038 - VEICULOS (NAO TOMA CRED.PIS/COFINS)	45,576.63	4,143.33	0	49,719.96
4.1.22.26.0001.977652 - BARRAGENS E CANAIS	102,936.57	9,252.09	0	112,188.66
4.1.22.26.0001.977670 - BARR. CANAIS (NAO TOMA CRED.PIS/COFINS)	151,257.70	11,750.70	0	163,008.40
4.1.22.26.0001.977671 - TUBULACOES	1,825,715.61	167,276.38	0	1,992,992.23
4.1.22.26.0001.977690 - TUBULACOES (NAO TOMA CRED.PIS/COFINS)	1,224,640.06	111,329.72	0	1,335,969.78
4.1.22.26.0001.977710 - CONJUNTO DE VALOS	491,764.41	51,333.01	0	533,097.42
4.1.22.26.0001.977730 - CONJ. VALOS (NAO TOMA CRED.PIS/COFINS)	142,624.30	12,965.82	0	155,589.84
4.1.22.26.0001.977731 - POCOS ARTESIANOS	97,397.37	7,599.79	0	104,997.16
4.1.22.26.0001.977750 - DEPRECIACAO REAVALIAÇÃO	799,084.09	72,644.09	0	871,729.08
4.1.22.26.0001.977751 - DEPRECIACAO LEI 8200	376,528.93	34,227.63	0	410,751.56
4.1.22.26.0001.977771 - EXAUSTÃO (CITRO) LEI 8200	2,349.30	191.3	0	2,540.60
4.1.22.26.0001.980000 - EQUIP. INFORMÁT(NÃO TOMA CRED.PIS/COFINS)	32,978.17	3,826.79	0	36,804.96
4.1.22.32 - CUSTOS COM AMORTIZACAO	1,446,490.93	131,990.62	0	1,578,481.55
4.1.22.32.0001 - CUSTOS COM AMORTIZACAO	1,446,490.93	131,990.62	0	1,578,481.55
4.1.22.32.0001.621572 - AQUISICAO DE SOFTWARE	6,678.88	589.11	0	7,268.29
4.1.22.32.0001.652927 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	1,143,676.39	104,268.08	0	1,247,945.38
4.1.22.32.0001.980001 - AQUIS.SOFTWARE(NÃO TOMA CRED.PIS/COFINS)	296,135.26	27,133.17	0	323,268.73
4.1.22.39 - AMORTIZACAO DO INTANGIVEL EM OPERACAO	1,246.63	113.33	0	1,359.96
4.1.22.39.0001 - MAQUINAS E EQUIPAMENTOS - CPC	1,246.63	113.33	0	1,359.96
4.1.22.39.0001.729870 - MAQUINAS E EQUIPAMENTOS - CPC	1,246.63	113.33	0	1,359.96
4.1.25 - CREDITO PIS/COFINS/ICMS SOBRE CUSTOS (-)	1,642,089.60 C	19,299.12	2,077,091.40	3,699,887.88 C
4.1.25.26 - CREDITO DE PIS/COFINS/ICMS (-)	1,642,089.60 C	19,299.12	2,077,091.40	3,699,887.88 C
4.1.25.26.0001 - CREDITO DE PIS (-)	292,911.72 C	3,449.10	373,508.21	659,962.43 C
4.1.25.26.0001.621579 - CREDITO DE PIS (-)	292,911.72 C	3,449.10	373,508.21	659,962.43 C
4.1.25.26.0002 - CREDITO DE COFINS (-)	1,349,173.88 C	15,810.62	1,706,183.19	3,039,905.45 C
4.1.25.26.0002.621580 - CREDITO DE COFINS (-)	1,349,173.88 C	15,810.62	1,706,183.19	3,039,905.45 C
4.3 - DESPESAS ADMINISTRATIVAS	36,198,673.51	7,932,443.30	11,726,611.43	32,402,326.20
4.3.21 - DESPESAS ADMINISTRATIVAS	21,222,234.63	4,901,665.32	9,712,682.86	20,211,263.09
4.3.21.26 - DESPESAS COM PESSOAL	6,542,830.10	2,611,062.39	608,039.19	8,545,804.30
4.3.21.26.0001 - REMUNERACOES	2,188,949.20	313,674.76	101,857.91	2,832,664.15
4.3.21.26.0001.621225 - SALARIOS	1,981,794.00	393,131.82	11,564.65	2,174,301.17
4.3.21.26.0001.621226 - FERIAS	0	36,070.96	36,070.96	0
4.3.21.26.0001.621228 - ADICIONAL NOTURNO	2,382.96	0	0	2,392.96
4.3.21.26.0001.621229 - AVISO PREVIO	10,456.02	0	0	10,456.02
4.3.21.26.0001.621230 - BOLSA DE ESTAGIO	776	0	0	776
4.3.21.26.0001.621232 - HORA EXTRA	1,960.32	12,948.65	0	14,908.97
4.3.21.26.0001.621233 - OUTROS PROVENTOS	27,939.98	9,320.08	52,829.79	34,029.33 C
4.3.21.26.0001.666086 - ADICIONAL DE PERICULOSIDADE	360,269.32	57,221.75	3,592.51	413,898.76
4.3.21.26.0002 - BENEFICIOS	1,181,811.12	176,564.32	68,308.12	1,291,267.84
4.3.21.26.0002.621234 - ALIMENTACAO	283,272.13	26,056.21	0	309,328.34
4.3.21.26.0002.621235 - ASSISTENCIA MEDICA	196,597.60	33,896.04	14,076.90	216,416.83
4.3.21.26.0002.621236 - EXAMES MEDICOS	13,987.41	0	0	13,987.41
4.3.21.26.0002.621237 - ASSISTENCIA ODONTOLOGICA	229.22 C	2,167.38	2,099.20	160.84 C
4.3.21.26.0002.621239 - TREINAMENTOS	33,263.12	17,339.38	14,879.90	35,532.00
4.3.21.26.0002.625240 - GREMIO E ASSOCIACOES	7,471.75	687.55	0	8,159.30
4.3.21.26.0002.625241 - CODIPREV	66,375.39	7,060.27	0	73,443.66

BALANCETE (CTRL 05/12/2016)

4.3.21.26.0002.621242 - SEGURO DE VIDA EM GRUPO	16,093.20	1,742.69	852.1	16,983.79
4.3.21.26.0002.621243 - TRANSPORTE DE PESSOAL	450,187.86	34,336.80	0	484,524.66
4.3.21.26.0002.621244 - VALE TRANSPORTE	21,664.24	873.4	0	22,537.64
4.3.21.26.0002.621246 - OUTROS BENEFICIOS	100,190.55	12,343.00	0	112,533.55
4.3.21.26.0003 - PARTICIPACAO SOBRE RESULTADO/PLR	742,876.51	1,271,053.65	0	2,013,930.16
4.3.21.26.0003.621247 - PARTICIPACAO SOBRE RESULTADO/PLR	742,876.51	1,271,053.65	0	2,013,930.16
4.3.21.26.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	1,182,892.14	291,132.14	136,912.55	1,337,111.73
4.3.21.26.0004.621248 - INSS SOBRE SALARIOS	862,659.87	179,684.93	14,275.39	1,028,069.41
4.3.21.26.0004.621249 - FGTS SOBRE SALARIOS	252,881.05	35,153.76	3,823.29	284,411.19
4.3.21.26.0004.621250 - ENCARGOS SOBRE PROVISAO DE 13º	62,369.49	41,343.64	103,713.11	0.00
4.3.21.26.0004.621251 - ENCARGOS SOBRE PROVISAO DE FERIAS	47,821.43 C	34,420.76	17,320.40	28,481.74 C
4.3.21.26.0004.621254 - CONTRIBUICAO PATRONAL	52,376.87	0	0	52,376.87
4.3.21.26.0005 - PROVISAO	527,721.02	486,799.38	300,360.35	714,160.05
4.3.21.26.0005.621255 - PROVISAO DE 13	184,609.16	382,820.64	299,103.77	268,337.03
4.3.21.26.0005.621256 - PROVISAO DE FERIAS	343,111.86	105,997.98	1,256.48	447,853.32
4.3.21.26.0006 - HONORARIOS DIRETORIA	514,881.15	67,878.04	0	582,759.15
4.3.21.26.0006.621257 - HONORARIOS DIRETORIA	514,881.15	67,878.04	0	582,759.15
4.3.21.32 - DESPESAS COM MATERIAIS	366,773.17	38,195.73	6,464.19	398,504.71
4.3.21.32.0001 - MATERIAIS	366,773.17	38,195.73	6,464.19	398,504.71
4.3.21.32.0001.621259 - COMBUSTIVEIS E LUBRIFICANTES	21,141.83	3,836.76	334.89	24,643.70
4.3.21.32.0001.621260 - MATERIAIS DE LIMPEZA E HIGIENE	57,650.80	4,738.60	0	62,389.40
4.3.21.32.0001.621261 - MATERIAL DE EXPEDIENTE, USO E CONSUMO	42,328.43	6,334.17	0	48,662.60
4.3.21.32.0001.621262 - MATERIAL DE MANUTENCAO DE VEICULOS	4,324.84	1,253.79	0	5,578.63
4.3.21.32.0001.621263 - MATERIAL DE MANUTENCAO ELETRICA	15,873.14	855.55	0	16,728.69
4.3.21.32.0001.621265 - MATERIAL DE SEGURANCA E PROTECAO - EPI	0	57.69	0	57.69
4.3.21.32.0001.621267 - MATERIAS DE MANUTENCAO DE EQUIPAMENTO	4,153.21	146.4	417.08	3,882.53
4.3.21.32.0001.621268 - OUTROS MATERIAIS	190,109.38	18,505.20	3,233.10	205,376.98
4.3.21.32.0001.642186 - UNIFORMES	395.51	48.72	0	444.23
4.3.21.32.0001.642346 - MATERIAL DE COPA E COZINHA	22,307.89	4,063.95	1,838.67	24,533.17
4.3.21.32.0001.808874 - MATERIAL DE SEGURANCA E PROTECAO - EP	6,695.71	356.4	0	7,052.11
4.3.21.33 - DESPESAS COM SERVICOS	3,958,962.27	798,343.66	37,215.30	4,720,090.63
4.3.21.33.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	84,203.68	17,320.14	4,750.00	96,773.82
4.3.21.33.0001.621269 - ALUGUEIS DE EQUIPAMENTOS INFORMATICA PJ	1,970.10	0	0	1,970.10
4.3.21.33.0001.621270 - ALUGUEIS DE IMOVEIS PJ	7,350.08	272.31	0	7,622.39
4.3.21.33.0001.621271 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	3,330.00	0	0	3,330.00
4.3.21.33.0001.621272 - ALUGUEIS DE VEICULOS PJ	52,497.53	13,001.35	4,750.00	60,748.88
4.3.21.33.0001.621273 - CONDOMINIO PJ	7,011.97	487.48	0	7,499.45
4.3.21.33.0001.621274 - OUTROS ALUGUEIS PJ	13,700.00	2,660.00	0	16,360.00
4.3.21.33.0002 - COMUNICACAO E DESPESAS POSTAIS	198,347.16	16,372.18	6,484.74	208,234.60
4.3.21.33.0002.621279 - CORREIOS	22,071.91	1,190.12	0	23,262.03
4.3.21.33.0002.621280 - INTERNET	52,620.49	1,436.28	232.80	53,823.97
4.3.21.33.0002.621281 - RADIO E COMUNICACAO	8,106.55	872.21	0	8,978.76
4.3.21.33.0002.621282 - TELEFONIA FIXA	61,616.23	7,090.44	1,543.00	73,166.77
4.3.21.33.0002.621283 - TELEFONIA MOVEL	49,126.93	5,784.13	4,712.06	46,605.03
4.3.21.33.0004 - MANUTENCOES	351,398.30	31,437.26	2,804.67	347,642.89
4.3.21.33.0004.537624 - MANUTENCAO DE ELETRICA	58,650.42	7,626.30	2,072.50	64,226.42
4.3.21.33.0004.621285 - MANUTENCAO DE IMOVEIS	194,278.83	19,008.44	0	213,287.27
4.3.21.33.0004.621286 - MANUTENCAO DE INFORMATICA	15,843.58	690	55	16,478.58
4.3.21.33.0004.621287 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	23,101.31	4,088.13	0	27,189.44
4.3.21.33.0004.642426 - MANUT DE LICENCA DE USO DE SOFTWARES	7,716.32	2,396.48	0	10,112.80
4.3.21.33.0004.648366 - MANUTENCAO DE VEICULOS	53,398.84	3,657.29	676.71	56,337.38
4.3.21.33.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	851,432.80	178,505.99	10,000.00	1,020,938.79
4.3.21.33.0005.621289 - AUDITORIA	188,413.72	52,418.72	0	238,361.44

BALANCETE (CTRL. 31/12/2006)

4.3.21.20.2006.623290 - CONSULTORIA / ASSESSORIAS	664,959.08	126,446.27	10,000.00	781,405.35
4.3.21.20.2006 - SERVIÇOS PESSOA JURIDICA	2,107,327.39	160,854.69	13,576.72	2,254,605.36
4.3.21.20.2006.760069 - SERVIÇO DE LAVANDERIA PJ	1,678.96	343.93	0	2,022.89
4.3.21.20.2006.623293 - SERVIÇO DE LIMPEZA E HIGIENE PJ	17,096.70	1,349.70	0	18,396.42
4.3.21.20.2006.623291 - TRANSPORTES, FRETES E CARRETOS PJ	12,315.79	15,221.19	15,221.19	12,315.79
4.3.21.20.2006.623296 - OUTROS SERVIÇOS DE TERCEIROS PJ	1,135,288.77	353,362.05	216.9	1,456,233.88
4.3.21.20.2006.642526 - SERVIÇOS DE OUTSOURCING E IMPRESSAO	247.81	0	0	247.81
4.3.21.20.2006.642526 - ANUNCIOS E PUBLICACOES-RADIO/TV/JORNAIS	336,463.38	0	0	336,463.38
4.3.21.20.2006.642626 - DESENVOL. E MANUT. TRCAO DE SOFTWARE	382,714.92	148,145.07	0	730,859.99
4.3.21.20.2006.646232 - SERVIÇOS GRAFICOS	16,940.71	3,996.15	1,713.73	19,223.63
4.3.21.20.2006.704215 - MAO DE OBRA TEMPORARIA	400,630.11	32,736.24	0	433,366.35
4.3.21.20.2007 - SERVIÇOS PESSOA FISICA	976.74	0	0	976.74
4.3.21.20.2007.623331 - OUTROS SERVIÇOS DE TERCEIROS PF	976.74	0	0	976.74
4.3.21.24 - DESPESA COM VIAGENS	33,766.17	7,368.79	27.61	41,107.35
4.3.21.24.2001 - DESPESA COM VIAGENS	33,766.17	7,368.79	27.61	41,107.35
4.3.21.24.2001.623333 - HOSPEDAGEM	6,787.60	1,563.98	0	8,351.58
4.3.21.24.2001.623334 - PASSAGENS	22,351.91	4,531.14	0	26,883.05
4.3.21.24.2001.623335 - OUTRAS DESPESAS COM VIAGENS	4,331.93	1,267.67	27.61	5,571.99
4.3.21.24.2001.642336 - ESTACIONAMENTO	294.93	6	0	300.93
4.3.21.25 - DESPESAS ENTRE PARTES RELACIONADAS	4,638,735.73	686,773.57	319,970.37	5,005,538.93
4.3.21.25.2005 - RATEIO DE DESPESAS (CSC)	3,215,660.05	435,189.97	201,844.91	3,449,005.11
4.3.21.25.2005.726386 - ACORDO DIV. CUSTOS E RATEIO DESPESAS	3,049,815.14	217,427.23	0	3,267,242.37
4.3.21.25.2005.880590 - PROVISAO ACORDO DIV.CUSTOS E RATEIO DESP	221,844.91	221,762.74	201,844.91	221,762.74
4.3.21.25.2005 - RATEIO DE DESPESAS CSC	553,395.30	108,294.12	54,547.06	607,139.36
4.3.21.25.2005.897752 - RATEIO DE DESPESAS CSC	553,395.30	108,294.12	54,547.06	607,139.36
4.3.21.25.2009 - RATEIO DE DESPESAS TI	869,610.95	119,286.48	18,979.40	908,918.46
4.3.21.25.2009.919557 - RATEIO DESPESAS TI	869,610.95	119,286.48	18,979.40	908,918.46
4.3.21.50 - OUTRAS DESPESAS	9,460,201.99	799,915.58	6,760,972.22	3,500,103.57
4.3.21.50.2002 - OUTRAS DESPESAS OPERACIONAIS	756,327.06	671,097.67	335,509.17	1,255,305.18
4.3.21.50.2002.623336 - ASSOCIACOES DE CLASSE	10,352.21	0	0	10,352.21
4.3.21.50.2002.623337 - CONTINGENCIAS TRABALHISTAS	578,786.00	119,926.79	64,271.91	634,441.84
4.3.21.50.2002.642366 - LIVROS/JORNAIS/REVISTAS/PERIODICOS	12,579.66	298.9	0	12,878.18
4.3.21.50.2002.642396 - EMOLUMENTOS E CARTORIO	10,768.84	171.02	341.41	10,998.45
4.3.21.50.2002.643146 - DIVIDENDOS PATRIMONIAIS	0	6,094.11	6,094.11	0
4.3.21.50.2002.646720 - CONFRATERNIZACOES	0	6,813.98	6,813.98	0
4.3.21.50.2002.651806 - OUTRAS DESPESAS ADMINISTRATIVAS	77,863.33	143,215.62	57,941.68	119,777.27
4.3.21.50.2002.690687 - CONDUCAO E ALIMENTACAO INTERNAS	98,877.03	1,295.21	0	100,172.25
4.3.21.50.2002.717960 - DOACOES DEDUTIVEIS	327,540.00	0	0	327,540.00
4.3.21.50.2004 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	8,746,874.91	124,823.91	8,625,467.00	246,231.79
4.3.21.50.2004.761899 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	8,746,874.91	124,823.91	8,625,467.00	246,231.79
4.3.22 - DESPESAS C/DEPRECIACAO E AMORTIZACAO	11,235,777.14	3,008,760.63	1,992,377.90	12,263,175.87
4.3.22.01 - DESPESAS C/DEPRECIACAO	214,897.43	18,278.46	0	233,175.89
4.3.22.01.2001 - DESPESAS C/DEPRECIACAO	214,897.43	18,278.46	0	233,175.89
4.3.22.01.2001.623561 - VEICULOS E EMBARCACOES	1,462.06	0	0	1,462.06
4.3.22.01.2001.623557 - MOVEIS E UTENSILIOS	77,202.92	6,208.47	0	83,211.27
4.3.22.01.2001.623558 - MAQUINAS E EQUIPAMENTOS	10,333.59	3,074.54	0	13,406.73
4.3.22.01.2001.623559 - EQUIPAMENTOS DE INFORMATICA	68,257.19	5,720.69	0	73,978.88
4.3.22.01.2001.623321 - EDIFICACOES E INSTALACOES	42,422.62	3,873.71	0	46,296.33
4.3.22.01.2001.660910 - INSTALACOES EXPOSITIVAS	1,737.61	157.91	0	1,895.42
4.3.22.01.2001.977790 - DEPRECIACAO REAVALIAÇÃO	10,594.86	912.26	0	10,947.12
4.3.22.01.2001.977791 - DEPRECIACAO LEI 8200	3,628.24	329.84	0	3,958.08
4.3.22.02 - DESPESAS C/AMORTIZACAO	10,978,879.71	2,990,102.17	1,992,377.90	11,977,003.98
4.3.22.02.2001 - DESPESAS C/AMORTIZACAO	10,978,879.71	2,990,102.17	1,992,377.90	11,977,003.98

BALANCETE ESTREL (31/12/2006)

4.3.22.22.0001.621022 - AQUISICAO DE SOFTWARE	39,205.96	3,100.02	0	42,628.98
4.3.22.22.0001.729884 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	111,935.82	12,139.62	0	126,475.44
4.3.22.22.0001.832966 - AMORTIZACAO DE AGIO	12,823,907.33	2,976,369.13	1,992,377.90	13,807,899.56
4.3.23 - CREDITO DE PIS/COFINS DAS DESPESAS (-)	17,338.26 C	0	1,550.67	18,888.93 C
4.3.23.26 - CREDITO DE PIS/COFINS DAS DESPESAS (-)	17,338.26 C	0	1,550.67	18,888.93 C
4.3.23.26.0001 - CREDITO DE PIS (-)	3,092.77 C	0	276.61	3,369.38 C
4.3.23.26.0001.675709 - CREDITO DE PIS (-)	3,092.77 C	0	276.61	3,369.38 C
4.3.23.26.0002 - CREDITO DE COFINS (-)	14,245.49 C	0	1,274.06	15,519.55 C
4.3.23.26.0002.675721 - CREDITO DE COFINS (-)	14,245.49 C	0	1,274.06	15,519.55 C
4.4 - DESPESAS FINANCEIRAS	26,235,356.67	2,210,982.43	20,269.21	28,275,367.86
4.4.21 - DESPESAS FINANCEIRAS E BANCARIAS	26,235,356.67	2,210,982.43	20,269.21	28,275,367.86
4.4.21.28 - DESPESAS FINANCEIRAS E BANCARIAS	26,235,356.67	2,210,982.43	20,269.21	28,275,367.86
4.4.21.28.0001 - DESPESAS FINANCEIRAS	19,171,496.76	1,805,785.24	364.83	21,333,283.17
4.4.21.28.0001.621029 - JUROS	213.19	0	0	213.19
4.4.21.28.0001.621030 - MULTAS POR ATRASO DE PAGAMENTO	13,261.72	443.37	364.83	13,641.26
4.4.21.28.0001.621031 - TARIFAS BANCARIAS	46,454.66	6,424.74	0	52,879.43
4.4.21.28.0001.642986 - JUROS DE FINANCIAMENTOS	18,808,477.23	1,679,188.53	0	20,487,665.73
4.4.21.28.0001.675526 - DESCONTOS CONCEDIDOS	17,118.91	1,232.59	0	18,351.50
4.4.21.28.0001.675536 - CORRECAO/VARIACAO CAMBIAL	771.31	0	0	771.31
4.4.21.28.0001.681471 - COMISSOES BANCARIAS	183,141.86	18,609.07	0	201,750.93
4.4.21.28.0001.713532 - IOF	232,188.39	76,289.08	0	308,477.47
4.4.21.28.0001.908050 - AMORTIZACAO DO CUSTO DE TRANSACAO	221,481.25	13,399.89	0	234,881.14
4.4.21.28.0003 - VARIACOES MONETARIAS E CAMBIAIS	3,420,179.39	26,063.21	0	3,446,242.60
4.4.21.28.0003.621033 - VARIACOES MONETARIAS	3,420,179.39	26,063.21	0	3,446,242.60
4.4.21.28.0006 - JUROS SOBRE CAPITAL PROPRIO	19,757.39 C	19,757.38	19,757.38	19,757.39 C
4.4.21.28.0006.731539 - JUROS SOBRE CAPITAL PROPRIO	19,757.39 C	19,757.38	19,757.38	19,757.39 C
4.4.21.28.0007 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,709.61	118.82	0	3,828.43
4.4.21.28.0007.731540 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,709.61	118.82	0	3,828.43
4.4.21.28.0008 - MULTA SOBRE ATRASO DE PAGAMENTO	1,368.13	94.79	0	1,462.92
4.4.21.28.0008.731541 - MULTA SOBRE ATRASO DE PAGAMENTO	1,368.13	94.79	0	1,462.92
4.4.21.28.0013 - PARTES RELACIONADAS (MUTUO)	3,094,970.17	412,160.96	0	3,507,131.13
4.4.21.28.0013.537120 - DISTRIBUIDORA DE AGUA CAMACARI	3,094,970.17	412,160.96	0	3,507,131.13
4.5 - DESPESAS TRIBUTARIAS	11,160.20	33,160.77	3,065.95	41,255.02
4.5.21 - TRIBUTOS, TAXAS E CONTRIBUICOES	11,160.20	33,160.77	3,065.95	41,255.02
4.5.21.28 - TRIBUTOS, TAXAS E CONTRIBUICOES	11,160.20	33,160.77	3,065.95	41,255.02
4.5.21.28.0001 - FEDERAIS	3,270.83	28,190.93	0	31,461.72
4.5.21.28.0001.621036 - PIS	779.67	1,028.65	0	1,808.32
4.5.21.28.0001.621037 - COFINS	3,191.14	23,162.28	0	26,753.42
4.5.21.28.0001.621040 - OUTRAS TAXAS	300	0	0	300
4.5.21.28.0002 - ESTADUAIS	2,886.79	0	0	2,886.79
4.5.21.28.0002.621042 - IPVA E SEGURO OBRIGATORIO	453.03	0	0	453.03
4.5.21.28.0002.621045 - OUTRAS TAXAS	2,433.76	0	0	2,433.76
4.5.21.28.0003 - MUNICIPAIS	3,002.62	4,969.86	3,065.95	4,906.53
4.5.21.28.0003.621049 - OUTRAS TAXAS	196.31 C	4,969.86	3,065.95	1,707.58
4.5.21.28.0003.700772 - ISS	3,198.91	0	0	3,198.91
4.6 - OUTRAS RECEITAS E DESPESAS	256,002.24	3,108,812.92	1,027,688.52	2,747,126.64
4.6.21 - GANHO/PERDA NA BAIXA DE ATIVOS	256,002.24	3,108,812.92	1,027,688.52	2,747,126.64
4.6.21.28 - GANHO/PERDA NA BAIXA DE ATIVOS	256,002.24	3,108,812.92	1,027,688.52	2,747,126.64
4.6.21.28.0001 - MATERIAIS	536	0	0	536
4.6.21.28.0001.621033 - CUSTO DE AQUISICAO	536	0	0	536
4.6.21.28.0003 - IMOBILIZADO	255,466.24	3,108,812.92	1,027,688.52	2,746,570.64
4.6.21.28.0003.621554 - RECEITA DE VENDA	33,250.00 C	0	834,310.00	867,420.00 C
4.6.21.28.0003.621555 - CUSTO DE AQUISICAO	409,487.22	3,108,812.92	0	4,178,300.14

BALANCETE EXTRA. 05/02/2016

4.6.21.05.0005.621936 - DEPRECIAÇÃO ACUMULADA	370,790.98 €		0	193,138.50		164,329.48 €			
4.7 - PROVISÃO P / IR E CSLL	2,950,195.94 €		1,794,302.24	1,233,313.78		2,389,207.48 €			
4.7.01 - PROVISÃO P / IR E CSLL	2,950,195.94 €		1,794,302.24	1,233,313.78		2,389,207.48 €			
4.7.01.01 - PROVISÃO P / IR E CSLL CORRENTE	2,265.74 €		0	0		2,265.74 €			
4.7.01.01.0001 - PROVISÃO P / IR	2,265.74 €		0	0		2,265.74 €			
4.7.01.01.0001.838970 - INCENTIVO FISCAL	2,265.74 €		0	0		2,265.74 €			
4.7.01.02 - PROVISÃO PARA IR E CSLL DIFERIDOS	2,947,930.20 €		1,794,302.24	1,233,313.78		2,386,941.74 €			
4.7.01.02.0001 - PROVISÃO PARA IR DIFERIDO	2,193,944.13 €		1,319,339.88	909,243.67		1,783,847.92 €			
4.7.01.02.0001.731549 - PROVISÃO PARA IR DIFERIDO	2,193,944.13 €		1,319,339.88	909,243.67		1,783,847.92 €			
4.7.01.02.0002 - PROVISÃO PARA CSLL DIFERIDO	753,986.07 €		474,962.36	324,070.11		603,093.82 €			
4.7.01.02.0002.731550 - PROVISÃO PARA CSLL DIFERIDO	753,986.07 €		474,962.36	324,070.11		603,093.82 €			
SALDO	SALDO ANTERIOR	TOTAIS DO PERÍODO	DÉBITO	CRÉDITO	ATIVO	+753,193,025.87	630,606,368.24	92,312,929.48	+759,474,179.63
SALDO	SALDO ANTERIOR	TOTAIS DO PERÍODO	DÉBITO	CRÉDITO	PASSIVO	733,983,263.61	36,343,313.21	42,648,222.17	743,686,172.97
SALDO	SALDO ANTERIOR	TOTAIS DO PERÍODO	DÉBITO	CRÉDITO	RESULTADO	11,109,760.26	43,814,214.98	46,402,526.38	17,788,006.66
SALDO	SALDO ANTERIOR	TOTAIS DO PERÍODO	DÉBITO	CRÉDITO	TOTAL GERAL	0	181,363,615.43	181,363,615.43	0
SALDO	SALDO ANTERIOR	TOTAIS DO PERÍODO	DÉBITO	CRÉDITO	TOTAL DAS CONTAS DE RESULTADO	11,109,760.26	43,814,214.98	46,402,526.38	17,788,006.66

ATTACHMENT 4

BALANCETE DAC 01/12/2016

1 - ATIVO	297,644,719.74	66,414,372.88	66,224,496.48	297,834,596.14
1.1 - CIRCULANTE	31,250,677.60	12,545,962.08	17,868,419.80	25,928,179.83
1.1.01 - DISPONIBILIDADES	14,483,363.15	39,607,628.13	44,113,146.58	8,975,845.32
1.1.01.02 - BANCOS	3,515,791.37	38,415,649.91	41,803,955.40	127,435.88
1.1.01.02.0001 - CONTA MOVIMENTO SPE	3,515,791.37	38,415,649.91	41,803,955.40	127,435.88
1.1.01.02.0001.1999112* - DAC BRAD. AG 2372 C/C 31064	4,364.61	445,000.00	442,066.22	7,298.39
1.1.01.02.0001.2001112* - DAC CEF AG 0677 C/C 4353-8	53,921.00	1,583,500.00	1,619,939.20	14,982.00
1.1.01.02.0001.3620001* - DAC - BRADESCO(CSE) AG 2372 C/C29096-7	62,123.12	8,786,500.00	8,844,418.31	4,204.77
1.1.01.02.0001.9716009* - DAC BB AG 3064-3 C/C 2653-0	8,482.80	4,872,982.85	4,868,209.46	13,116.19
1.1.01.02.0001.9716010* - DAC BB AG 3064-3 C/C 9958603	0	4,872,982.85	4,872,982.85	0
1.1.01.02.0001.9716111* - DAC BRAD AG 2864-0 C/C 26249-6	3,366,875.42	12,783,884.71	16,072,399.32	78,359.71
1.1.01.02.0001.3016113* - DAC BRAD AG 1372 C/C 3035-8	22,174.40	1,075,000.00	1,283,639.80	13,134.60
1.1.01.20 - APLICACOES FINANCEIRAS LIQUIDEZ IMEDIATA	10,965,621.98	191,978.62	2,309,191.18	8,848,409.42
1.1.01.20.0001 - APLICACOES LIQUIDEZ IMEDIATA CSE	10,965,621.98	191,978.62	2,309,191.18	8,848,409.42
1.1.01.20.0001.1046010* - DAC BB AG 3064-3 C/C 9958604	683,399.46	39,624.29	159,876.54	563,198.61
1.1.01.20.0001.2002110* - DAC CEF AG 4353-8 C/C 1656-5	0	41,915.25	41,915.21	0
1.1.01.20.0001.5016112* - DAC BRAD. AG 2864-0 C/C 26249-6	10,281,226.52	110,439.08	2,107,396.90	8,288,272.83
1.1.02 - CONTAS A RECEBER	12,962,393.66	10,944,812.12	10,825,237.38	13,083,943.92
1.1.02.02 - CONTAS A RECEBER DE CLIENTES	13,009,774.79	10,944,812.12	10,823,879.61	13,130,753.66
1.1.02.02.0001 - CONTAS A RECEBER VENDA DE AGUA DE REUSO	13,009,774.79	10,944,812.12	10,823,879.61	13,130,753.66
1.1.02.02.0001.8430002* - FATURAS EMITIDAS VENDA DE AGUA DE REUSO	13,009,774.79	10,944,812.12	10,823,879.61	13,130,753.66
1.1.02.04 - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.02.04.0001 - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.02.04.0001.6260205* - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.05 - OUTRAS CONTAS A RECEBER	194,983.76	174,753.78	291,524.23	78,213.31
1.1.05.04 - ADIANTAMENTOS DIVERSOS	193,596.52	173,353.78	289,827.69	77,087.61
1.1.05.04.0001 - ADIANTAMENTOS POR CONTA DE SALARIO	192,759.52	173,353.76	288,975.69	77,087.61
1.1.05.04.0001.6262067* - ADIANTAMENTOS POR CONTA DE SALARIO	0	83,212.00	83,212.00	0
1.1.05.04.0001.7016007* - ADIANTAMENTO DE 13 SALARIO	161,377.52	4,614.17	160,791.69	0
1.1.05.04.0001.7016008* - ADIANTAMENTO DE FERIAS	31,362.00	85,427.61	39,972.00	77,087.61
1.1.05.04.0003 - ADIANTAMENTOS PARA DESPESAS	812	0	812	0
1.1.05.04.0003.3203367* - ADRIANO JOSE TORRONE DE OLIVEIRA	812	0	812	0
1.1.05.06 - OUTRAS CONTAS A RECEBER	1,389.24	1,100.00	1,696.54	1,192.70
1.1.05.06.0001 - OUTRAS CONTAS A RECEBER	1,389.24	1,100.00	1,696.54	1,192.70
1.1.05.06.0001.6617967* - OUTRAS CONTAS A RECEBER	1,389.24	1,100.00	1,696.54	1,192.70
1.1.06 - TRIBUTOS	1,281,342.86	1,388,324.91	1,547,710.82	1,122,356.95
1.1.06.01 - TRIBUTOS A RECUPERAR	1,035,235.83	832,831.96	590,261.27	1,277,804.51
1.1.06.01.0001 - CSLL	176,647.44	202,074.74	148,515.83	230,166.51
1.1.06.01.0001.6262967* - CSLL	78,099.81	9.1	0	78,108.91
1.1.06.01.0001.6910329* - ANTECIPACAO CSLL	148,515.83	0	148,515.83	0
1.1.06.01.0001.7175397* - CSLL BASE NEGATIVA	0	202,063.64	0	202,063.64
1.1.06.01.0002 - PIS	13,462.71	3,319.24	5.91	17,788.08
1.1.06.01.0002.6263328* - PIS	13,462.71	3,319.24	5.91	17,788.08
1.1.06.01.0003 - COFINS	48,197.30	15,344.04	27.32	63,514.02
1.1.06.01.0003.6263327* - COFINS	48,197.30	15,344.04	27.32	63,514.02
1.1.06.01.0004 - IMPOSTO DE RENDA	429,246.62	602,683.60	396,711.36	644,175.92
1.1.06.01.0004.6263205* - IMPOSTO DE RENDA	41,495.26	1,918.10	0	43,413.36
1.1.06.01.0004.6910329* - ANTECIPACAO IRPJ	396,711.36	0	396,711.36	0
1.1.06.01.0004.7596215* - SALDO NEGATIVO IRPJ	0	600,762.54	0	600,762.54
1.1.06.01.0005 - IR SOBRE APLICAÇÃO FINANCEIRA	371,217.21	7,396.99	14,820.81	323,733.35
1.1.06.01.0005.6263334* - IR SOBRE APLICAÇÃO FINANCEIRA	371,217.21	7,396.99	14,820.81	323,733.35
1.1.06.01.0011 - PIS/COFINS/CSLL	422.31	4.3	0	426.61
1.1.06.01.0011.8207736* - PIS/COFINS/CSLL A RECUPERAR	422.31	4.3	0	426.61

BALANCETE DAC (31/12/2016)

1.1.06.20 - TRIBUTOS A RECUPERAR DE ORGAOS PUBLICOS	2,273.53	184,134.61	184,111.24	2,296.90
1.1.06.20.0002 - IR A RECUPERAR	2,273.53	23.41	0	2,296.94
1.1.06.20.0002.616347* - IR A RECUPERAR	2,273.53	23.41	0	2,296.94
1.1.06.20.0007 - ICMS A RECUPERAR	0	184,111.24	184,111.24	0
1.1.06.20.0007.626312* - ICMS A RECUPERAR	0	184,111.24	184,111.24	0
1.1.06.24 - PIS E COFINS NAO CUMULATIVOS	44,435.50	373,358.11	373,358.11	44,435.50
1.1.06.24.0002 - PIS SOBRE INSUMOS	7,926.36	66,199.08	66,199.08	7,926.36
1.1.06.24.0003.684709* - CREDITO DE PIS (-)	0	21,344.61	21,344.61	0
1.1.06.24.0003.976212* - CREDITO DE PIS S/ ESTOQUE	7,926.36	44,854.47	44,854.47	7,926.36
1.1.06.24.0004 - COFINS SOBRE INSUMOS	36,509.14	306,710.43	306,710.43	36,509.14
1.1.06.24.0004.684711* - CREDITO DE COFINS (-)	0	100,134.94	100,134.94	0
1.1.06.24.0004.976211* - CREDITO DE COFINS S/ ESTOQUE	36,509.14	206,603.49	206,603.49	36,509.14
1.1.07 - ESTOQUES	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.20 - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.20.0001 - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.20.0001.622726* - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.08 - DESPESAS ANTECIPADAS	390,075.21	13,425.73	94,195.08	309,305.86
1.1.08.01 - DESPESAS ANTECIPADAS	390,075.21	13,425.73	94,195.08	309,305.86
1.1.08.20.0001 - SEGUROS A APROPRIAR	330,476.89	13,425.73	34,596.76	309,305.86
1.1.08.20.0001.626317* - SEGUROS A APROPRIAR	330,476.89	13,425.73	34,596.76	309,305.86
1.1.08.20.0002 - TAXAS	59,598.32	0	59,598.32	0
1.1.08.20.0002.626318* - TAXAS	59,598.32	0	59,598.32	0
1.2 - ATIVO NÃO CIRCULANTE	266,383,242.18	13,968,413.81	8,316,206.68	271,935,416.31
1.2.01 - REALIZAVEL A LONGO PRAZO	137,945,871.11	5,294,894.97	1,246,728.25	141,794,008.03
1.2.01.01 - COLIGADAS E CONTROLADAS	32,931,712.97	4,488,189.45	0	37,409,902.42
1.2.01.20.0004 - MUTUO	32,931,712.97	4,488,189.45	0	37,409,902.42
1.2.01.20.0004.808710* - CITREL	32,931,712.97	4,488,189.45	0	37,409,902.42
1.2.01.04 - IMPOSTOS DIFERIDOS E A RECUPERAR	98,045,165.67	430,918.30	1,210,302.32	97,216,774.68
1.2.01.04.0001 - IMPOSTO DE RENDA DIFERIDO	71,373,926.65	297,293.38	906,317.59	70,762,902.84
1.2.01.04.0001.626324* - IMPOSTO DE RENDA DIFERIDO	71,373,926.65	297,293.38	906,317.59	70,762,902.84
1.2.01.04.0002 - CSLL DIFERIDO	25,691,363.11	107,004.02	326,288.19	25,476,008.14
1.2.01.04.0002.626325* - CSLL DIFERIDO	25,691,363.11	107,004.02	326,288.19	25,476,008.14
1.2.01.04.0003 - ICMS A RECUPERAR	0	656.54	656.54	0
1.2.01.04.0003.727130* - ICMS A RECUPERAR - CIAP	0	656.54	656.54	0
1.2.01.04.0004 - PIS S AQUISICAO AT. IMOBILIZADO 1/24	173,895.56	0	0	173,895.56
1.2.01.04.0004.791290* - PIS S AT. IMOBILIZ 1/24 -OBRAS EM ANDAM	173,895.56	0	0	173,895.56
1.2.01.04.0005 - COFINS S AQUISICAO AT. IMOBILIZADO 1/24	800,973.06	0	0	800,973.06
1.2.01.04.0005.791291* - COFINS S AT. IMOBILIZ 1/24-OBRAS EM ANDAM	800,973.06	0	0	800,973.06
1.2.01.04.0006 - SALDO NEGATIVO IRPJ	3,027.29	17.39	0	3,044.68
1.2.01.04.0006.999610* - IRPJ ANTECIPADO EM EXERCICIOS ANTERIORES	3,027.29	17.39	0	3,044.68
1.2.01.10 - CONTAS BANCARIAS DE RESERVA - LP	6,871,386.63	205,794.19	0	7,075,380.82
1.2.01.10.0001 - CONTA RESERVA LP	6,871,386.63	205,794.19	0	7,075,380.82
1.2.01.10.0001.330910* - DAC CEF AG 4103-6 C/C 565-0	3,797,754.59	41,915.25	0	3,839,669.84
1.2.01.10.0001.880910* - UTA BB AG 3064-3 C/C 395860-C	3,073,832.04	159,878.94	0	3,233,712.08
1.2.01.12 - DESPESAS ANTECIPADAS	107,405.84	0	13,425.73	93,980.11
1.2.01.12.0001 - DESPESAS ANTECIPADAS	107,405.84	0	13,425.73	93,980.11
1.2.01.12.0001.674202* - SEGUROS A APROPRIAR	107,405.84	0	13,425.73	93,980.11
1.2.02 - INVESTIMENTOS	0	2,392,782.97	2,392,782.97	0
1.2.02.01 - PARTICIPAÇÃO EM SOC COLIGADAS COLIG E CONTR	0	2,392,782.97	2,392,782.97	0
1.2.02.20.0002 - AGIO NA AQUISIÇÃO DE INVESTIMENTOS	0	2,392,782.97	2,392,782.97	0
1.2.02.20.0002.798842* - AGIO PROV PARA MANUT DA INTEGRIDADE DO PL	0	2,392,782.97	2,392,782.97	0
1.2.03 - IMOBILIZADO	128,433,345.95	2,715,304.16	1,290,308.58	130,035,813.45
1.2.03.01 - BENS EM OPERAÇÃO	89,365,796.58	306,194.59	204,329.74	89,467,653.43

BALANCETE DRC (31/12/2016)

1.2.03.28.0002 - EDIFICACOES E INSTALACOES	9,793,431.33	0	0	9,793,431.33
1.2.03.28.0002.626347* - EDIFICACOES E INSTALACOES	9,793,431.33	0	0	9,793,431.33
1.2.03.28.0003 - MAQUINAS E EQUIPAMENTOS	77,760,797.24	306,194.59	204,029.74	77,862,962.09
1.2.03.28.0003.626348* - MAQUINAS E EQUIPAMENTOS	77,760,797.24	306,194.59	204,029.74	77,862,962.09
1.2.03.28.0004 - MOVEIS E UTENSILIOS	253,431.99	0	0	253,431.99
1.2.03.28.0004.626349* - MOVEIS E UTENSILIOS	253,431.99	0	0	253,431.99
1.2.03.28.0005 - VEICULOS E EMBARCACOES	343,625.13	0	0	343,625.13
1.2.03.28.0005.626350* - VEICULOS E EMBARCACOES	343,625.13	0	0	343,625.13
1.2.03.28.0007 - EQUIPAMENTOS DE INFORMATICA	46,396.37	0	0	46,396.37
1.2.03.28.0007.626352* - EQUIPAMENTOS DE INFORMATICA	46,396.37	0	0	46,396.37
1.2.03.28.0019 - TUBULACOES	1,160,112.52	0	0	1,160,112.52
1.2.03.28.0019.860713* - TUBULACOES	1,160,112.52	0	0	1,160,112.52
1.2.03.32 - CONSTRUCOES E OBRAS EM ANDAMENTO	60,812,495.28	2,449,109.37	78,533.19	63,183,071.46
1.2.03.32.0001 - CONSTRUCOES E OBRAS EM ANDAMENTO	60,812,495.28	2,449,109.37	78,533.19	63,183,071.46
1.2.03.32.0001.611326* - OBRAS EM ANDAMENTO	60,812,495.28	2,449,109.37	78,533.19	63,183,071.46
1.2.03.39 - DEPRECIACAO	29,372,636.82 C	0	806,175.63	30,178,812.45 C
1.2.03.39.0001 - EDIFICACOES E INSTALACOES	2,616,414.76 C	0	66,395.72	2,682,810.48 C
1.2.03.39.0001.327448* - EDIFICACOES E INSTALACOES LEI 12.973/14	1,579,294.66 C	0	0	1,579,294.66 C
1.2.03.39.0001.626317* - EDIFICACOES E INSTALACOES	1,037,120.10 C	0	66,395.72	1,103,515.82 C
1.2.03.39.0002 - MAQUINAS E EQUIPAMENTOS	26,226,051.19 C	0	699,396.87	26,925,448.06 C
1.2.03.39.0002.328410* - MAQUINAS E EQUIPAMENTOS (L.12973)	486,271.32	0	0	486,271.32
1.2.03.39.0002.626318* - MAQUINAS E EQUIPAMENTOS	26,712,272.51 C	0	699,396.87	27,411,669.38 C
1.2.03.39.0003 - MOVEIS E UTENSILIOS	63,782.30 C	0	2,121.36	65,903.66 C
1.2.03.39.0003.328416* - MOVEIS E UTENSILIOS (L.12973)	815.53	0	0	815.53
1.2.03.39.0003.626319* - MOVEIS E UTENSILIOS	64,637.83 C	0	2,121.36	66,759.19 C
1.2.03.39.0005 - VEICULOS E EMBARCACOES	113,500.48 C	0	5,760.42	119,260.90 C
1.2.03.39.0005.328466* - VEICULOS E EMBARCACOES (L.12973)	79.25 C	0	0	79.25 C
1.2.03.39.0005.626360* - VEICULOS E EMBARCACOES	113,429.23 C	0	5,760.42	119,189.65 C
1.2.03.39.0006 - EQUIPAMENTOS DE INFORMATICA	13,808.05 C	0	738.65	14,546.70 C
1.2.03.39.0006.328470* - EQUIPAMENTO DE INFORMATICA (L.12973)	509.35 C	0	0	509.35 C
1.2.03.39.0006.626362* - EQUIPAMENTOS DE INFORMATICA	13,306.70 C	0	738.65	14,045.35 C
1.2.03.39.0020 - TUBULACOES	37,611.37 C	0	6,505.71	44,117.08 C
1.2.03.39.0020.977650* - TUBULACOES	37,611.37 C	0	6,505.71	44,117.08 C
1.2.03.39.0022 - POCOS ARTESIANOS	299,465.65 C	0	27,256.52	326,722.17 C
1.2.03.39.0022.328481* - POCOS ARTESIANOS (L.12973)	5,284.91 C	0	0	5,284.91 C
1.2.03.39.0022.977915* - POCOS ARTESIANOS	294,180.74 C	0	27,256.52	321,437.26 C
1.2.03.34 - IMOBILIZADO EXAURIVEL	7,621,693.01	0	0	7,621,693.01
1.2.03.34.0006 - POCOS ARTESIANOS	7,621,693.01	0	0	7,621,693.01
1.2.03.34.0006.808778* - POCOS ARTESIANOS	7,621,693.01	0	0	7,621,693.01
1.2.04 - ATIVO INTANGIVEL	5,825.12	3,625,428.75	3,625,687.08	5,566.79
1.2.04.28 - ATIVO INTANGIVEL	15,000.00	0	0	15,000.00
1.2.04.28.0001 - AQUISICAO DE SOFTWARE	15,000.00	0	0	15,000.00
1.2.04.28.0001.626367* - AQUISICAO DE SOFTWARE	15,000.00	0	0	15,000.00
1.2.04.32 - AMORTIZACOES	9,174.88 C	3,625,428.75	3,625,687.08	9,433.21 C
1.2.04.32.0001 - AQUISICAO DE SOFTWARE	9,174.88 C	0	258.33	9,433.21 C
1.2.04.32.0001.332020* - AQUISICAO DE SOFTWARE (L.12973)	104.26 C	0	0	104.26 C
1.2.04.32.0001.626371* - AQUISICAO DE SOFTWARE	9,070.62 C	0	258.33	9,328.95 C
1.2.04.32.0004 - AGIO	0	3,625,428.75	3,625,428.75	0
1.2.04.32.0004.626374* - AGIO	0	3,625,428.75	3,625,428.75	0
2 - PASSIVO	275,388,211.95	16,372,605.65	16,911,460.57	273,976,988.47
2.1 - CIRCULANTE	18,129,425.82	16,754,605.10	16,068,632.49	17,442,423.13
2.1.01 - EMPRÉSTIMOS E FINANCIAMENTOS - CP	954,960.26	100,343.71	108,674.29	963,291.06
2.1.01.02 - EMPREST.E FINANC-PROJ. FINANC.M.NACIONAL	954,960.26	100,343.71	108,674.29	963,291.06

BALANCETE DAC (31/12/2016)

2.1.01.02.0001 - BANCOS COMERCIAIS	956,960.26	100,913.11	105,674.09	962,291.06
2.1.01.02.0001.336775* - DAC C/I CONT 421.470x06 FNESA	962,230.28	99,504.14	105,234.92	961,348.06
2.1.01.02.0001.714602* - (-)CUSTO DE TRANSACAO	5,270.02 D	439.17	439.57	5,270.02 D
2.1.03 - FORNECEDORES	1,023,787.20	11,076,300.08	9,454,187.88	3,403,674.80
2.1.03.01 - FORNECEDORES	1,023,787.20	11,076,300.08	9,454,187.88	3,403,674.80
2.1.03.01.0001 - FORNECEDORES MOEDA NACIONAL	4,894,812.60	8,501,468.97	6,467,028.17	2,860,411.80
2.1.03.01.0001.629169* - FORNECEDORES MOEDA NACIONAL	4,894,812.60	8,501,468.97	6,467,028.17	2,860,411.80
2.1.03.01.0004 - SERVICOS MEDIDOS A PAGAR	128,974.40	2,574,831.11	2,987,110.71	543,263.00
2.1.03.01.0004.629171* - SERVICOS MEDIDOS A PAGAR	128,974.40	2,574,831.11	2,987,110.71	543,263.00
2.1.05 - DEBENTURES	7,492,455.36	1,067,310.56	2,274,913.00	8,480,246.82
2.1.05.01 - DEBENTURES A PAGAR	7,492,455.36	1,067,310.56	2,274,913.00	8,480,246.82
2.1.05.01.0001 - DEBENTURES A PAGAR (PROJ.FINANC)	7,492,455.36	1,067,310.56	2,274,913.00	8,480,246.82
2.1.05.01.0001.663666* - DEBENTURES A PAGAR (PROJ.FINANC)	7,605,345.06	1,079,321.06	2,260,664.10	8,388,913.10
2.1.05.01.0001.832541* - (-)CUSTO DE TRANSACAO - DEBENTURES	108,893.68 D	9,248.10	9,248.10	108,893.68 D
2.1.06 - OBRIGACOES SOCIAIS TRABALHISTAS	983,310.11	1,183,427.75	1,462,295.86	1,259,178.36
2.1.06.01 - OBRIGACOES TRABALHISTAS A PAGAR	21,906.08	372,204.96	634,795.33	334,491.05
2.1.06.01.0001 - SALARIOS A PAGAR	0	259,805.42	259,805.42	0
2.1.06.01.0001.629175* - SALARIOS A PAGAR	0	242,739.00	242,739.00	0
2.1.06.01.0001.671066* - PENSAO ALIMENTICIA	0	17,062.42	17,062.42	0
2.1.06.01.0005 - PARTICIPACAO SOBRE RESULTADOS/PLR	0	0	309,605.42	309,605.42
2.1.06.01.0005.629177* - PLR - PARTIC S/LUCROS OU RESULTADO	0	0	309,605.42	309,605.42
2.1.06.01.0006 - BENEFICIOS	21,906.08	62,400.98	64,518.24	21,016.88
2.1.06.01.0006.671068* - ASSISTENCIA MEDICA	0	38,870.74	38,870.74	0
2.1.06.01.0006.671069* - ASSISTENCIA ODONTOLOGICA	0	2,295.53	2,295.53	0
2.1.06.01.0006.671080* - PREVIDENCIA PRIVADA	18,753.67	18,753.67	18,094.50	18,094.50
2.1.06.01.0006.722338* - SEGURO DE VIDA EM GRUPO	3,153.41	2,486.43	2,355.40	3,022.38
2.1.06.01.0100 - OUTROS PROVENTOS	0	0	3,832.75	3,832.75
2.1.06.01.0100.671067* - EMPRESTIMOS CONSIGNADOS	0	0	3,832.75	3,832.75
2.1.06.02 - OBRIGACOES SOCIAIS, PREV.TRIBUT.A REC.	208,268.65	323,056.31	381,820.01	267,032.35
2.1.06.02.0001 - FGTS A RECOLHER	39,395.31	39,395.68	42,910.88	42,910.51
2.1.06.02.0001.629180* - FGTS A RECOLHER	39,395.31	39,395.68	42,910.88	42,910.51
2.1.06.02.0002 - INSS A RECOLHER	119,758.41	234,345.68	235,954.91	121,367.68
2.1.06.02.0002.629181* - INSS A RECOLHER	119,758.41	234,345.68	235,954.91	121,367.68
2.1.06.02.0003 - IRRF A RECOLHER	47,526.11	47,526.11	120,429.41	120,429.41
2.1.06.02.0003.629182* - IRRF A RECOLHER	47,526.11	47,526.11	120,429.41	120,429.41
2.1.06.02.0004 - CONTRIBUICAO SINDICAL E OUTRAS	1,592.74	1,592.84	1,524.77	1,524.67
2.1.06.02.0004.629183* - CONTRIBUICAO SINDICAL E OUTRAS	1,592.74	1,592.84	1,524.77	1,524.67
2.1.06.03 - PROVISOES	753,135.41	139,167.08	443,682.53	657,650.86
2.1.06.03.0001 - PROVISOES DE 13 SALARIO	272,745.61	462,524.31	189,778.66	0
2.1.06.03.0001.629184* - PROVISOES DE 13 SALARIO	201,585.85	343,316.21	139,730.36	0
2.1.06.03.0001.701700* - ENCARGOS SOBRE 13 SALARIOS	71,119.80	119,208.10	50,048.30	0
2.1.06.03.0002 - PROVISAO DE FERIAS	477,388.77	75,663.77	253,900.86	657,650.86
2.1.06.03.0002.629187* - PROVISAO DE FERIAS	352,837.37	57,443.20	190,671.88	486,068.65
2.1.06.03.0002.701701* - ENCARGOS SOBRE FERIAS	124,551.80	18,199.57	65,229.98	171,582.21
2.1.07 - TRIBUTOS A RECOLHER	3,172,995.97	2,806,689.76	2,162,418.20	2,926,724.14
2.1.07.01 - TRIBUTOS A RECOLHER	2,905,345.11	2,138,659.10	2,281,171.89	2,649,077.94
2.1.07.01.0004 - PIS A RECOLHER	127,925.53	192,868.27	182,562.38	117,613.64
2.1.07.01.0004.332023* - PIS S/ REC FIN A RECOLHER	3,379.33	3,379.55	3,436.50	3,436.50
2.1.07.01.0004.629229* - PIS A RECOLHER	124,542.40	189,489.11	177,121.88	112,175.14
2.1.07.01.0005 - COFINS A RECOLHER	194,444.51	893,193.39	849,307.82	150,118.14
2.1.07.01.0005.332024* - COFINS S/ REC FIN A RECOLHER	20,794.61	20,794.61	20,615.40	20,615.40
2.1.07.01.0005.629230* - COFINS A RECOLHER	173,649.86	872,798.64	815,812.52	116,703.74
2.1.07.01.0007 - ICMS A RECOLHER	1,020,315.76	1,306,901.09	1,267,510.36	784,963.29

BALANCETE DAC (31/12/2016)

2.1.07.20.0007.626232* - ICMS A RECOLHER	824,353.76	1,306,905.89	1,267,515.36	784,963.29
2.1.07.20.0006 - OBRIGACOES TRIBUTARIAS PARCELADAS	1,141,290.99	95,909.29	106,519.74	1,151,271.44
2.1.07.20.0006.332614* - PARCELAMENTO ICMS - CP	1,141,290.99	95,909.29	106,519.74	1,151,271.44
2.1.07.20.0100 - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	17,372.36	49,332.36	76,328.49	44,068.49
2.1.07.20.0100.626233* - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	17,372.36	17,372.36	0	0
2.1.07.20.0100.662466* - IOF S/OPERACOES FINANCEIRAS	0	31,960.00	76,328.49	44,068.49
2.1.07.22 - TRIBUTOS RETIDOS DE TERCEIROS	267,910.77	268,202.66	280,846.11	282,646.22
2.1.07.22.0003 - IR RETIDO DE TERCEIROS	11,585.50	11,585.50	11,253.47	11,253.47
2.1.07.22.0003.626236* - IR RETIDO DE TERCEIROS	11,500.23	11,500.23	11,180.54	11,180.54
2.1.07.22.0003.662468* - IRRF S/ COOPERATIVA	85.60	85.60	72.99	72.99
2.1.07.22.0004 - INSS RETIDO DE TERCEIROS	137,818.71	137,676.77	100,109.61	100,253.64
2.1.07.22.0004.626237* - INSS RETIDO DE TERCEIROS	137,818.71	137,676.77	100,109.61	100,253.64
2.1.07.22.0006 - ISS RETIDO DE TERCEIROS	63,211.40	63,380.14	70,931.13	70,796.99
2.1.07.22.0006.646008* - ISS RETIDO DE TERCEIROS	63,211.40	63,380.14	70,931.13	70,796.99
2.1.07.22.0007 - CSLL/PIS/COFINS DE TERCEIROS	55,349.70	55,400.49	98,632.86	98,582.10
2.1.07.22.0007.652497* - CSLL/PIS/COFINS DE TERCEIROS	55,349.70	55,400.49	98,632.86	98,582.10
2.1.08 - OUTRAS CONTAS A PAGAR	501,913.09	500,118.64	411,343.66	412,128.11
2.1.08.01 - OUTRAS CONTAS A PAGAR	501,913.09	500,118.64	411,343.66	412,128.11
2.1.08.01.0003 - OUTRAS CONTAS A PAGAR	501,913.09	500,118.64	411,343.66	412,128.11
2.1.08.01.0003.656606* - OUTRAS CONTAS A PAGAR	501,913.09	500,118.64	411,343.66	412,128.11
2.2 - NAO CIRCULANTE	223,770,645.80	1,548,260.55	842,836.68	223,045,421.93
2.2.01 - EMPRESTIMOS E FINANCIAMENTOS L.P.	6,529,311.90	81,204.50	419.17	6,448,604.17
2.2.01.01 - EMPREST. E FINANC.(PROJ. FINANC)-M.NACION	6,529,311.90	81,204.50	419.17	6,448,604.17
2.2.01.01.0001 - BANCO COMERCIAL	6,529,311.90	81,204.50	419.17	6,448,604.17
2.2.01.01.0001.336776* - DAC CEF CONT 423.470-06 FINISA	6,560,932.07	81,054.50	0	6,479,875.17
2.2.01.01.0001.875390* - (-)CUSTO DE TRANSACAO	31,620.17 D	0	419.17	31,181.00 D
2.2.07 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,556,282.22	99,100.17	27,347.86	3,483,890.96
2.2.07.01 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,042,909.33	95,909.29	27,347.86	2,974,117.90
2.2.07.01.0001 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,042,909.33	95,909.29	27,347.86	2,974,117.90
2.2.07.01.0001.332611* - PARCELAMENTO ICMS - LP	3,042,909.33	95,909.29	27,347.86	2,974,117.90
2.2.07.02 - IMPOSTOS E CONTRIBUICOES DIFERIDOS	113,372.89	3,599.88	0	109,773.01
2.2.07.02.0003 - IRPJ/CSLL DIFERIDOS	113,372.89	3,599.88	0	109,773.01
2.2.07.02.0003.806791* - IRPJ DIFERIDO	377,480.07	2,646.97	0	374,833.10
2.2.07.02.0003.806792* - CSLL DIFERIDO	135,890.82	952.91	0	134,938.91
2.2.08 - DEBENTURES	213,443,206.92	968,113.50	435,286.51	212,907,177.13
2.2.08.01 - DEBENTURES A PAGAR	213,443,206.92	968,113.50	435,286.51	212,907,177.13
2.2.08.01.0001 - DEBENTURES A PAGAR (PROJ. FINANC)	213,443,206.92	968,113.50	435,286.51	212,907,177.13
2.2.08.01.0001.664256* - DEBENTURES A PAGAR (PROJ. FINANC)	214,234,382.90	968,113.90	425,838.01	213,692,107.06
2.2.08.01.0001.745334* - (-)CUSTO DE TRANSACAO - DEBENTURES	794,178.03 D	0	9,248.10	784,929.93 D
2.2.09 - OBRIGACOES A PAGAR COM PARTES RELACIONADAS	244,846.76	419,353.58	380,565.54	205,659.32
2.2.09.01 - OBRIGACOES A PAGAR COM PARTES RELACIONADAS	244,846.76	419,353.58	380,565.54	205,659.32
2.2.09.01.0001 - OBRIGACOES A PAGAR - RATEIO DESPESAS	213,837.62	388,343.44	354,633.41	180,127.63
2.2.09.01.0001.701318* - ODEBRECHT AMBIENTAL(RATEIO DESPESAS ADC	213,837.62	388,343.44	354,633.41	180,127.63
2.2.09.01.0007 - CSC	31,009.14	31,009.14	25,531.69	25,531.69
2.2.09.01.0007.310088* - TI	20,928.42	20,928.42	10,464.21	10,464.21
2.2.09.01.0007.697150* - CSC	10,080.72	10,080.72	15,067.48	15,067.48
2.3 - PATRIMONIO LIQUIDO	33,488,144.35	0	0	33,488,144.35
2.3.01 - CAPITAL SOCIAL	42,630,145.32	0	0	42,630,145.32
2.3.01.01 - CAPITAL INTEGRALIZADO	42,630,145.32	0	0	42,630,145.32
2.3.01.01.0001 - CAPITAL SUBSCRITO	42,630,145.32	0	0	42,630,145.32
2.3.01.01.0001.626215* - CAPITAL SUBSCRITO	42,630,145.32	0	0	42,630,145.32
2.3.03 - RESERVAS DE LUCROS	9,141,000.97 D	0	0	9,141,000.97 D
2.3.03.01 - RESERVA DE LUCROS	9,141,000.97 D	0	0	9,141,000.97 D

BALANCETE DRE 31/12/2016

2.3.05.20.0001 - RESERVAS DE LUCROS	10,773,064.24 D	0	0	10,773,064.24 D
2.3.05.20.0001.626258* - RESERVAS DE LUCROS	10,773,064.24 D	0	0	10,773,064.24 D
2.3.05.20.0002 - RESERVA LEGAL	1,630,063.27	0	0	1,630,063.27
2.3.05.20.0002.626259* - RESERVA LEGAL	1,630,063.27	0	0	1,630,063.27
3 - RECEITAS	119,330,596.64	2,249,926.49	11,802,272.62	128,882,937.77
3.1 - RECEITAS OPERACIONAIS	114,483,129.53	2,211,094.59	10,965,887.51	123,238,382.45
3.1.01 - RECEITAS DO FORNECIMENTO DE AGUA	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01 - RECEITAS DIRETAS DO SERVICO DE AGUA	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.20.0002 - RECEITAS DE AGUA DE REUSO	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.20.0002.623060* - RECEITAS DE AGUA DE REUSO	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.50 - DEDUCOES DA RECEITA (-)	16,261,940.34 D	217,484.06	0	16,479,424.38 D
3.1.50.20 - DEDUCOES DA RECEITA (-)	16,261,940.34 D	217,484.06	0	16,479,424.38 D
3.1.50.20.0001 - CANCELAMENTOS (-)	16,261,940.34 D	217,484.06	0	16,479,424.38 D
3.1.50.20.0001.980030* - CANCELAMENTOS RECEITA INCENTIVADA	16,261,940.34 D	217,484.06	0	16,479,424.38 D
3.1.60 - TRIBUTOS SOBRE FATURAMENTO (-)	25,573,165.58 D	1,993,533.55	21,205.23	27,495,693.12 D
3.1.60.20 - TRIBUTOS (-)	25,573,165.58 D	1,993,533.55	21,205.23	27,495,693.12 D
3.1.60.20.0001 - PIS (-)	2,309,918.97 D	177,001.58	0	2,486,920.55 D
3.1.60.20.0001.623376* - PIS (-)	2,309,918.97 D	177,001.58	0	2,486,920.55 D
3.1.60.20.0002 - COFINS (-)	10,639,626.77 D	815,280.00	0	11,454,906.77 D
3.1.60.20.0002.623374* - COFINS (-)	10,639,626.77 D	815,280.00	0	11,454,906.77 D
3.1.60.20.0004 - ICMS	12,573,649.84 D	1,001,268.97	21,205.23	13,553,853.79 D
3.1.60.20.0004.980471* - ICMS - RECEITA INCENTIVADA (-	12,573,649.84 D	1,001,268.97	21,205.23	13,553,853.79 D
3.1.70 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.20.0130 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.20.0130.622729* - OUTRAS RECEITAS OPERACIONAIS	9,912.00	0	0	9,912.00
3.1.70.20.0130.780709* - RECEITA NA VENDA DE SUCATAS	1,693.80	0	0	1,693.80
3.2 - RECEITAS FINANCEIRAS	4,847,062.11	38,831.90	836,385.07	5,644,555.28
3.2.01 - RECEITAS FINANCEIRAS	4,847,062.11	38,831.90	836,385.07	5,644,555.28
3.2.01.01 - RECEITAS FINANCEIRAS	5,063,442.18	0	836,385.07	5,959,827.25
3.2.01.20.0001 - PARTES RELACIONADAS - MUTUO	3,094,970.17	0	412,160.96	3,507,131.13
3.2.01.20.0001.200015* - CITRIX S/A	3,094,970.17	0	412,160.96	3,507,131.13
3.2.01.20.0003 - ATUALIZACOES MONETARIAS	126,121.45	0	231,317.44	357,438.89
3.2.01.20.0003.623383* - ATUALIZACOES MONETARIAS	126,121.45	0	231,317.44	357,438.89
3.2.01.20.0005 - DESCONTOS CONDICIONAIS OBTIDOS	2,284.40	0	927.62	3,212.02
3.2.01.20.0005.623385* - DESCONTOS CONDICIONAIS OBTIDOS	2,284.40	0	927.62	3,212.02
3.2.01.20.0007 - JUROS SOBRE ATRASO DE PAGAMENTO	2,179.58	0	0.43	2,180.01
3.2.01.20.0007.623387* - ENCARGOS S/ ATRASO DE PAGAMENTO	2,179.58	0	0.43	2,180.01
3.2.01.20.0009 - RENDIMENTOS SOBRE APLICACAO FINANCEIRA	1,838,086.58	0	191,979.62	2,030,065.20
3.2.01.20.0009.617747* - RENDIMENTOS S/APLICACAO FINANCEIRA	1,838,086.58	0	191,979.62	2,030,065.20
3.2.01.02 - TRIBUTOS SOBRE RECEITAS FINANCEIRAS	236,380.07 D	38,893.90	0	275,273.97 D
3.2.01.22.0001 - PIS E COFINS	236,380.07 D	38,893.90	0	275,273.97 D
3.2.01.22.0001.326331* - PIS	33,042.37 D	5,436.50	0	38,478.87 D
3.2.01.22.0001.326332* - COFINS	203,337.70 D	33,455.40	0	236,793.10 D
4 - CUSTOS / DESPESAS	97,254,283.83	19,121,224.68	11,373,577.33	105,005,331.12
4.1 - CUSTOS	55,283,373.86	15,837,318.75	10,623,601.38	60,903,607.24
4.1.01 - CUSTOS OPERACIONAIS	48,981,391.27	9,002,227.90	4,470,009.81	53,514,579.31
4.1.01.01 - CUSTO COM PESSOAL	6,662,777.85	1,853,254.00	560,203.43	7,955,828.42
4.1.01.20.0001 - REMUNERACOES	3,212,272.36	378,172.04	38,019.65	3,552,424.75
4.1.01.20.0001.622210* - SALARIOS	1,911,400.43	187,928.58	576.41	2,098,652.53
4.1.01.20.0001.622211* - FERIAS	0	17,443.20	17,443.20	0
4.1.01.20.0001.622213* - ADICIONAL NOTURNO	128,130.73	49,845.86	0	178,096.59
4.1.01.20.0001.622215* - ADICIONAL POR PERICULOSIDADE	553,046.73	55,438.56	0	608,485.29

BALANCETE DRC (31/12/2016)

4.1.01.28.0001.622217* - BOLSA DE ESTAGIO	24,983.33	2,060.00	0	27,043.33
4.1.01.28.0001.622219* - HORA EXTRA	213,769.33	25,575.84	0	239,344.96
4.1.01.28.0001.622220* - OUTROS PROVENTOS	882.27	0	0	882.27
4.1.01.28.0002 - BENEFICIOS	1,230,900.11	113,179.81	25,266.74	1,328,903.18
4.1.01.28.0002.622221* - ALIMENTACAO	575,387.72	55,509.28	0	628,897.00
4.1.01.28.0002.622222* - ASSISTENCIA MEDICA	223,345.76	38,873.19	13,310.13	248,905.97
4.1.01.28.0002.622223* - EXAMES MEDICOS	13,191.96	0	0	13,191.96
4.1.01.28.0002.622224* - ASSISTENCIA ODONTOLOGICA	103.1 C	2,290.13	2,290.13	103.1 C
4.1.01.28.0002.622226* - TREINAMENTOS	20,766.23	496.74	0	21,262.97
4.1.01.28.0002.622228* - ODEPREV	62,765.39	1,453.65	0	63,215.04
4.1.01.28.0002.622229* - SEGURO DE VIDA EM GRUPO	14,578.96	1,498.77	949.51	15,127.42
4.1.01.28.0002.622230* - TRANSPORTE DE PESSOAL	216,203.03	33,315.53	9,521.20	283,777.36
4.1.01.28.0002.622232* - OUTROS BENEFICIOS	34,498.96	15,843.00	0	50,378.96
4.1.01.28.0003 - PARTICIPAÇÃO SOBRE RESULTADOS/PLR	368,171.00	109,605.42	0	478,176.42
4.1.01.28.0003.622234* - PARTICIPAÇÃO S/ LUCROS OU RESULTADOS/PLR	368,171.00	109,605.42	0	478,176.42
4.1.01.28.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	1,173,557.99	311,076.77	140,600.83	1,384,033.93
4.1.01.28.0004.622236* - ENCARGOS S/PROVISAO DE 13	72,312.86	50,049.30	122,426.16	0
4.1.01.28.0004.622237* - ENCARGOS S/PROVISAO DE FERIAS	63,045.11	65,229.98	18,199.57	110,075.56
4.1.01.28.0004.622239* - FGTS SOBRE SALARIOS	290,574.79	43,006.32	0	333,581.11
4.1.01.28.0004.622240* - INSS SOBRE SALARIOS	947,585.59	192,702.17	0.1	1,140,377.26
4.1.01.28.0005 - PROVISAO	687,435.99	661,219.96	341,316.21	1,007,339.74
4.1.01.28.0005.622243* - PROVISAO DE 13 SALARIO	204,854.34	476,432.40	341,316.21	339,970.53
4.1.01.28.0005.622244* - PROVISAO DE FERIAS	482,581.65	184,787.56	0	667,369.21
4.1.01.32 - CUSTOS COM MATERIAIS	22,344,023.37	2,613,622.79	1,664,318.83	23,353,326.93
4.1.01.32.0001 - MATERIAIS	16,544,376.81	2,203,447.23	1,390,928.57	17,116,991.43
4.1.01.32.0001.622245* - COMBUSTIVEIS E LUBRIFICANTES	949,530.33	25,486.79	3,000.30	971,796.82
4.1.01.32.0001.622246* - EQUIPAMENTOS E FERRAMENTAS	100,279.51	4,085.12	3,316.72	108,047.51
4.1.01.32.0001.622247* - IMPRESSOS E FORMULARIOS	27,998.75	0	0	27,998.75
4.1.01.32.0001.622248* - MATERIAIS DE LIMPEZA E HIGIENE	5,342.56	1,111.78	0	6,454.34
4.1.01.32.0001.622249* - MATERIAIS HIDRAULICOS	318,914.41	473,613.98	418,914.41	333,013.98
4.1.01.32.0001.622252* - MATERIAL DE EXPEDIENTE, USO E CONSUMO	20,762.29	0	0	20,762.29
4.1.01.32.0001.622253* - MATERIAL ELETRICO	63,550.37	202,483.33	199,768.21	65,906.41
4.1.01.32.0001.622256* - MATERIAL DE MANUTENCAO DE VEICULOS	21,796.12	620	0	22,416.12
4.1.01.32.0001.622260* - MATERIAL DE SEGURANCA E PROTECAO - EPI	1,212.59	1,317.20	1,347.20	1,212.59
4.1.01.32.0001.622261* - MATERIAL DE SEGURANCA E PROTECAO - EPC	15,539.80	1,256.29	2,909.99	17,686.13
4.1.01.32.0001.622262* - MATERIAL LABORATORIAL	131,317.29	13,300.68	1,010.50	143,607.97
4.1.01.32.0001.622264* - MATERIAIS DE MANUTENCAO DE EQUIPAMENTO	471,205.98	95,418.98	72,611.21	493,813.75
4.1.01.32.0001.622265* - OUTROS MATERIAIS	220,818.77	62,602.74	41,177.86	242,296.60
4.1.01.32.0001.642566* - UNIFORMES	11,679.62	893.5	0	12,566.12
4.1.01.32.0001.904730* - AGUA BRUTA	13,015,389.22	1,192,707.97	508,454.04	13,696,643.15
4.1.01.32.0001.904731* - VAPOR	395,202.46	50,232.70	13,688.42	433,146.74
4.1.01.32.0001.904732* - AR DE SERVICO	277,300.63	43,627.41	11,345.46	309,187.58
4.1.01.32.0001.904735* - AR DE INSTRUMENTOS	252,832.39	35,943.00	8,447.14	276,225.79
4.1.01.32.0002 - MATERIAL QUIMICO DE TRATAMENTO	5,819,646.21	448,175.11	73,830.26	6,194,351.46
4.1.01.32.0002.719062* - MATERIAL QUIMICO DE TRATAMENTO	5,819,646.21	448,175.11	73,830.26	6,194,351.46
4.1.01.33 - CUSTOS COM SERVICOS	18,387,520.48	4,078,812.22	1,362,968.64	21,103,383.06
4.1.01.33.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	543,394.62	105,072.30	28,261.30	620,405.62
4.1.01.33.0001.622268* - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	312,883.62	64,373.53	7,200.00	370,057.15
4.1.01.33.0001.622269* - ALUGUEIS DE VEICULOS PJ	230,511.00	40,448.67	21,061.30	249,898.37
4.1.01.33.0001.622271* - OUTROS ALUGUEIS PJ	0	250	0	250
4.1.01.33.0003 - COMUNICACAO	167,325.51	11,664.92	3,989.90	175,000.17
4.1.01.33.0003.622274* - CORREIOS	0	41.79	41.79	0
4.1.01.33.0003.622275* - INTERNET	21,215.22	8,070.82	3,348.51	29,077.99

BALANCETE DAC (31/12/2018)

4.3.01.20.2005.622276* - RADIO E COMUNICACAO	101,917.15	0	0	101,917.15
4.3.01.20.2005.622277* - TELEFONIA FIXA	39,112.38	3,112.31	0	43,704.69
4.3.01.20.2004 - MANUTENCOES	5,891,604.29	1,276,702.39	72,849.33	6,890,167.31
4.3.01.20.2004.206479* - MANUTENCAO DE ELETRICA	1,207,459.12	165,411.13	0	1,176,872.41
4.3.01.20.2004.206471* - MANUTENCAO DE INSTRUMENTACAO	11,419.36	79,972.98	0	131,412.94
4.3.01.20.2004.622279* - MANUTENCAO DE IMOVEIS	923,115.33	77,084.26	0	1,000,199.59
4.3.01.20.2004.622282* - MANUTENCAO DE INFORMATICA	1,212.64	0	0	1,212.64
4.3.01.20.2004.622281* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	3,896,096.16	749,309.32	72,849.33	4,572,556.15
4.3.01.20.2004.622284* - MANUTENCAO DE VEICULOS	12,260.48	993.7	0	13,253.18
4.3.01.20.2005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	406,097.09	46,397.66	0	452,494.75
4.3.01.20.2005.622267* - CONSULTORIA / ASSESSORIAS	406,097.09	46,397.66	0	452,494.75
4.3.01.20.2006 - SERVICOS PESSOA JURIDICA	3,777,418.43	1,903,006.20	1,675,150.20	4,002,274.43
4.3.01.20.2006.389091* - SERVICO DE APOIO OPERACIONAL	773,498.23	77,718.99	0	851,217.22
4.3.01.20.2006.622288* - FORNECIMENTO DE AGUA PJ	7,310.00	3,525.00	0	10,871.00
4.3.01.20.2006.622290* - SERVICO DE ANALISE LABORATORIAL PJ	10,400.00	0	0	10,400.00
4.3.01.20.2006.622291* - SERVICO DE LAVANDERIA PJ	28,605.71	3,120.80	0	31,726.51
4.3.01.20.2006.622293* - SERVICO DE LIMPEZA E HIGIENE PJ	372,171.11	33,674.07	0	405,845.18
4.3.01.20.2006.622296* - SERVICO DE VIGILANCIA PJ	1,459,839.60	84,122.90	0	1,543,962.52
4.3.01.20.2006.622299* - TRANSPORTE DE RESIDUOS SOLIDOS PJ	963,498.46	30,413.32	0	993,911.78
4.3.01.20.2006.622300* - TRANSPORTES, FRETES E CARRETOS PJ	29,839.23	36.61	0	29,875.88
4.3.01.20.2006.622326* - OUTROS SERVICOS DE TERCEIROS PJ	112,485.52	1,680,652.14	1,675,150.20	115,307.46
4.3.01.20.2006.698231* - SERVICOS GRAFICOS	3,960.00	1,470.00	0	5,430.00
4.3.01.20.2006.700174* - TRATAMENTO DE RESIDUOS QUIMICOS	8,364.98	0	0	8,364.98
4.3.01.20.2006.704213* - MAO DE OBRA TEMPORARIA	8,106.57	1,212.37	0	9,318.94
4.3.01.20.2006.720630* - DISPOSICAO FINAL DE RESIDUOS SOLIDOS	349.22	0	0	349.22
4.3.01.20.2008 - ENERGIA ELETRICA	8,220,625.90	918,918.81	182,878.21	8,957,666.52
4.3.01.20.2008.808600* - ENERGIA ELETRICA	8,220,625.90	918,918.81	182,878.21	8,957,666.52
4.3.01.24 - CUSTO COM VIAGENS	4,445.67	1,344.13	1,336.13	4,453.67
4.3.01.24.2001 - CUSTO COM VIAGENS	4,445.67	1,344.13	1,336.13	4,453.67
4.3.01.24.2001.622317* - HOSPEDAGEM	1,716.00	0	0	1,716.00
4.3.01.24.2001.622318* - PASSAGENS	3,326.39	1,336.13	1,336.13	3,326.39
4.3.01.24.2001.622319* - OUTRAS DESPESAS COM VIAGENS	1,403.26	8	0	1,411.26
4.3.01.25 - TRIBUTOS, TAXAS E CONTRIBUICOES	771,509.07	10,302.32	17,372.36	764,203.21
4.3.01.25.2001 - FEDERAIS	3,411.12	0	0	3,411.12
4.3.01.25.2001.622324* - OUTROS TRIBUTOS E TAXAS	3,411.12	0	0	3,411.12
4.3.01.25.2002 - ESTADUAIS	9,767.32	324.18	0	10,091.50
4.3.01.25.2002.622326* - IPVA E SEGURO OBRIGATORIO	1,560.95	0	0	1,560.95
4.3.01.25.2002.622329* - OUTROS TRIBUTOS E TAXAS	8,206.37	324.18	0	8,530.55
4.3.01.25.2003 - MUNICIPAIS	708,294.23	10,198.32	17,372.36	701,118.19
4.3.01.25.2003.622330* - IPTU	615,590.30	10,198.32	0	715,179.62
4.3.01.25.2003.622334* - TFF - TAXA DE FISCALIZACAO	52,117.09	0	17,372.36	34,744.73
4.3.01.25.2003.622331* - OUTROS TRIBUTOS E TAXAS	585.84	0	0	585.84
4.3.01.26 - CUSTOS ENTRE PARTES RELACIONADAS	20,000.00	0	0	20,000.00
4.3.01.26.2001 - CUSTO SERVIÇO ASA (SEMEDE DPS/COPINE)	20,000.00	0	0	20,000.00
4.3.01.26.2001.830487* - OUTRAS ASSESSORIAS E CONSULTORIAS	20,000.00	0	0	20,000.00
4.3.01.37 - SERVICOS MEDIDOS S/ CREDITO	105,213.02	310,153.00	462,240.42	46,827.40 C
4.3.01.37.2001 - SERVICOS MEDIDOS S/ CREDITO	105,213.02	310,153.00	462,240.42	46,827.40 C
4.3.01.37.2001.801339* - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	60,929.60	10,153.00	7,711.20	63,362.40
4.3.01.37.2001.801340* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	48,329.42	0	234,329.42	186,000.00 C
4.3.01.37.2001.800729* - PROVISAO ENERGIA ELETRICA	4,000.00 C	300,000.00	220,000.00	76,000.00
4.3.01.50 - OUTROS CUSTOS	317,883.11	47,282.31	0	365,165.42
4.3.01.50.2001 - SEGUROS	176,120.80	36,586.76	0	212,707.56
4.3.01.50.2001.622629* - SEGUROS DE RESPONSABILIDADE CIVIL	67,582.79	11,808.40	0	79,391.19

BALANCETE DRE (31/12/2016)

4.2.01.10.0001.622632* - SEGUROS OPERACIONAIS	75,219.55	14,733.61	0	89,953.16
4.2.01.10.0001.393010* - SEGUROS DE RISCOS DIVERSOS	37,261.46	8,054.75	0	45,316.21
4.2.01.10.0002 - OUTROS CUSTOS OPERACIONAIS	141,779.31	12,685.55	0	154,464.86
4.2.01.10.0002.622666* - ASSOCIACOES DE CLASSE	1,909.82	0	0	1,909.82
4.2.01.10.0002.622668* - INDENIZACOES	48,394.71	0	0	48,394.71
4.2.01.10.0002.622671* - CONTINGENCIAS TRABALHISTAS	41,121.84 C	0	0	41,121.84 C
4.2.01.10.0002.611046* - OUTROS CUSTOS OPERACIONAIS	18,058.54	1,593.94	0	19,652.48
4.2.01.10.0002.691017* - CONDUCAO E ALIMENTACAO	73,602.51	1,791.41	0	75,393.96
4.2.01.10.0002.808604* - EMOLUMENTOS E CARTORIO	53.3	300.7	0	353.4
4.2.01.10.0002.876010* - EVENTOS E PATROCINIOS	41,194.73	5,000.00	0	46,194.73
4.2.02 - CUSTOS C/DEPRECIACAO E AMORTIZACAO	7,542,459.76	6,826,344.90	6,218,211.72	8,150,592.96
4.2.02.28 - CUSTOS C/DEPRECIACAO	7,539,618.13	807,774.87	0	8,347,393.00
4.2.02.28.0001 - CUSTOS COM DEPRECIACAO	7,539,618.13	807,774.87	0	8,347,393.00
4.2.02.28.0001.622672* - VEICULOS E EMBARCACOES	10,941.81	1,760.42	0	65,702.23
4.2.02.28.0001.623167* - MOVEIS E UTENSILIOS	20,361.63	2,311.21	0	22,292.84
4.2.02.28.0001.623170* - EQUIPAMENTOS DE INFORMATICA	3,206.39	344.22	0	3,550.41
4.2.02.28.0001.623171* - EDIFICACOES E INSTALACOES	495,968.21	66,395.72	0	562,363.93
4.2.02.28.0001.718247* - MAQS E EQUIP S/NAO TOMA CRED PIS/COFINS	6,718,370.21	699,096.87	0	7,417,767.08
4.2.02.28.0001.977671* - TUBULACOES	37,611.37	6,505.71	0	44,117.08
4.2.02.28.0001.977731* - POCOS ARTESIANOS	206,354.51	27,254.92	0	233,603.43
4.2.02.22 - CUSTOS COM AMORTIZACAO	2,841.63	6,018,470.05	6,218,211.72	3,099.96
4.2.02.22.0001 - CUSTOS COM AMORTIZACAO	2,841.63	6,018,470.05	6,218,211.72	3,099.96
4.2.02.22.0001.623177* - AQUISICAO DE SOFTWARE	2,841.63	218.33	0	3,099.96
4.2.02.22.0001.654886* - AMORTIZACAO DE AGIO	0	6,018,211.72	6,218,211.72	0
4.2.03 - CREDITO PIS/COFINS/ICMS SOBRE CUSTOS (-)	1,443,927.12 C	8,845.94	129,313.81	1,564,435.03 C
4.2.03.21 - CREDITO DE PIS/COFINS/ICMS (-)	1,443,927.12 C	8,845.94	129,313.81	1,564,435.03 C
4.2.03.21.0001 - CREDITO DE PIS (-)	257,565.36 C	1,577.92	22,576.48	278,563.92 C
4.2.03.21.0001.623159* - CREDITO DE PIS (-)	257,565.36 C	1,577.92	22,576.48	278,563.92 C
4.2.03.21.0002 - CREDITO DE COFINS (-)	1,186,361.76 C	7,268.02	107,577.37	1,286,271.11 C
4.2.03.21.0002.623160* - CREDITO DE COFINS (-)	1,186,361.76 C	7,268.02	107,577.37	1,286,271.11 C
4.3 - DESPESAS ADMINISTRATIVAS	3,569,247.38	558,797.09	260,528.72	3,867,515.75
4.3.01 - DESPESAS ADMINISTRATIVAS	3,564,860.33	558,396.31	260,528.72	3,862,727.92
4.3.01.28 - DESPESAS COM PESSOAL	31,488.54	496.74	496.74	31,488.54
4.3.01.28.0002 - BENEFICIOS	0	496.74	496.74	0
4.3.01.28.0002.623230* - TREINAMENTOS	0	496.74	496.74	0
4.3.01.28.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID	31,488.54	0	0	31,488.54
4.3.01.28.0004.623214* - CONTRIBUICAO PATRONAL	31,488.54	0	0	31,488.54
4.3.01.22 - DESPESAS COM MATERIAIS	5,777.52	0	0	5,777.52
4.3.01.22.0001 - MATERIAIS	5,777.52	0	0	5,777.52
4.3.01.22.0001.623264* - MATERIAL DE EXPEDIENTE, USO E CONSUMO	3,600.92	0	0	3,600.92
4.3.01.22.0001.623268* - OUTROS MATERIAIS	353.3	0	0	353.3
4.3.01.22.0001.642346* - MATERIAL DE COPA E COZINHA	33.3	0	0	33.3
4.3.01.22.0001.808919* - MATERIAL DE SEGURANCA E PROTECAO - EP	1,790.00	0	0	1,790.00
4.3.01.29 - DESPESAS COM SERVICOS	370,511.82	127,933.23	9,548.19	488,936.46
4.3.01.29.0003 - COMUNICACAO E DESPESAS POSTAIS	15,792.44	7,938.05	7,896.22	15,834.23
4.3.01.29.0003.623275* - CORREIOS	0	41.79	0	41.79
4.3.01.29.0003.623280* - INTERNET	15,792.44	7,896.22	7,896.22	15,792.44
4.3.01.29.0004 - MANUTENCOES	2,442.92	2,508.00	0	4,950.92
4.3.01.29.0004.623287* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	0	2,508.00	0	2,508.00
4.3.01.29.0004.642426* - MANUT DE LICENCA DE USO DE SOFTWARES	2,442.92	0	0	2,442.92
4.3.01.29.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	75,273.52	19,649.78	0	94,923.30
4.3.01.29.0005.623289* - AUDITORIA	52,288.24	14,415.57	0	66,693.81
4.3.01.29.0005.623290* - CONSULTORIA / ASSESSORIAS	22,982.28	5,236.21	0	28,222.49

BALANCETE DRE (31/12/2016)

4.3.01.20.2006 - SERVICOS PESSOA JURIDICA	276,645.94	97,807.44	1,212.37	373,235.05
4.3.01.20.2006.960060* - SERVIÇO DE LAVANDERIA PJ	0	337.81	0	337.81
4.3.01.20.2006.625296* - OUTROS SERVIÇOS DE TERCEIROS PJ	1,102.21	0	0	1,102.21
4.3.01.20.2006.642526* - ANUNCIOS E PUBLICACOES/RADIO/TV/JORNAIS	160,279.97	0	0	160,279.97
4.3.01.20.2006.642626* - DESENVOL. E MANUTENCAO DE SOFTWARE	71,043.57	90,323.49	0	161,373.06
4.3.01.20.2006.704210* - MAO DE OBRA TEMPORARIA	43,217.83	7,172.13	1,212.37	46,177.58
4.3.01.25 - DESPESAS ENTRE PARTES RELACIONADAS	3,257,198.06	435,604.83	239,268.11	3,423,463.16
4.3.01.25.2001 - RATEIO DE DESPESAS (TAC)	2,997,884.50	354,633.41	213,837.62	3,139,678.73
4.3.01.25.2001.701398* - ACORDO DIV. CUSTOS E RATEIO DESPESAS	2,784,047.26	174,503.82	0	2,958,551.12
4.3.01.25.2001.881050* - PROVISAO ACORDO DIV.CUSTOS E RATEIO DESP	213,837.62	183,127.60	213,837.62	183,127.60
4.3.01.25.2001 - RATEIO DE DESPESAS CSC	153,253.56	30,134.96	11,267.48	172,119.04
4.3.01.25.2001.807712* - RATEIO DE DESPESAS CSC	153,253.56	30,134.96	11,267.48	172,119.04
4.3.01.25.2009 - RATEIO DE DESPESAS TI	104,205.18	20,928.42	10,466.21	114,665.79
4.3.01.25.2009.359117* - RATEIO DESPESAS TI	104,205.18	20,928.42	10,466.21	114,665.79
4.3.01.50 - OUTRAS DESPESAS	99,685.59 C	24,275.51	11,514.28	86,939.36 C
4.3.01.50.2002 - OUTRAS DESPESAS OPERACIONAIS	29,777.88	22,907.76	11,514.28	41,171.36
4.3.01.50.2002.623506* - ASSOCIACOES DE CLASSES	76.37	0	0	76.37
4.3.01.50.2002.642396* - EMOLUMENTOS E CARTORIO	729.46	1,192.73	0	1,922.16
4.3.01.50.2002.642546* - EVENTOS E PATROCINIOS	376.34	0	0	376.34
4.3.01.50.2002.648210* - CONFRATERNIZACOES	10,000.00	0	0	10,000.00
4.3.01.50.2002.651206* - OUTRAS DESPESAS ADMINISTRATIVAS	14,737.49	21,715.06	11,514.28	24,938.40
4.3.01.50.2002.690687* - CONDUCAO E ALIMENTACAO EVENTUAIS	3,960.22	0	0	3,960.22
4.3.01.50.2006 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	129,473.47 C	1,363.73	0	128,109.74 C
4.3.01.50.2006.361099* - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	129,473.47 C	1,363.73	0	128,109.74 C
4.3.02 - DESPESAS C/DEPRECIACAO E AMORTIZACAO	4,387.05	400.78	0	4,787.83
4.3.02.20 - DESPESAS C/DEPRECIACAO	4,387.05	400.78	0	4,787.83
4.3.02.20.2001 - DESPESAS C/DEPRECIACAO	4,387.05	400.78	0	4,787.83
4.3.02.20.2001.623017* - MOVEIS E UTENSILIOS	67.65	6.15	0	73.8
4.3.02.20.2001.623510* - EQUIPAMENTOS DE INFORMATICA	4,319.40	394.63	0	4,714.03
4.4 - DESPESAS FINANCEIRAS	26,597,343.10	1,694,503.61	84,485.10	28,207,361.61
4.4.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,597,343.10	1,694,503.61	84,485.10	28,207,361.61
4.4.01.20 - DESPESAS FINANCEIRAS E BANCARIAS	26,597,343.10	1,694,503.61	84,485.10	28,207,361.61
4.4.01.20.2001 - DESPESAS FINANCEIRAS	12,872,108.21	1,231,266.08	375.2	14,103,003.95
4.4.01.20.2001.623509* - JUROS	2,321.76	0	0	2,321.76
4.4.01.20.2001.623510* - MULTAS POR ATRASO DE PAGAMENTO	1,173.18	192.91	0	1,366.09
4.4.01.20.2001.623511* - TARIFAS BANCARIAS	10,335.43	1,637.23	0	11,972.63
4.4.01.20.2001.642666* - JUROS DE FINANCIAMENTOS	11,779,185.21	1,203,942.12	199.4	12,982,928.17
4.4.01.20.2001.673526* - DESCONTOS CONCEDIDOS	157,415.87	0	175.8	157,240.07
4.4.01.20.2001.681475* - COMISSOES BANCARIAS	432,830.20	15,906.68	0	448,736.70
4.4.01.20.2001.984002* - AMORTIZACAO DO CUSTO DE TRANSACAO	104,846.90	9,687.47	0	114,534.37
4.4.01.20.2003 - VARIACOES MONETARIAS E CAMBIAIS	13,693,073.97	463,166.32	84,113.90	14,072,126.39
4.4.01.20.2003.623515* - VARIACOES MONETARIAS	13,693,073.97	463,166.32	84,113.90	14,072,126.39
4.4.01.20.2007 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,169.81	5.54	0	3,175.35
4.4.01.20.2007.731540* - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,169.81	5.54	0	3,175.35
4.4.01.20.2008 - MULTA SOBRE ATRASO DE PAGAMENTO	22,666.39	44.77	0	22,711.16
4.4.01.20.2008.731541* - MULTA SOBRE ATRASO DE PAGAMENTO	22,666.39	44.77	0	22,711.16
4.4.01.20.2013 - PARTES RELACIONADAS y MUTUO	10,526.72	0	0	10,526.72
4.4.01.20.2013.327523* - CETREL S/A	10,526.72	0	0	10,526.72
4.5 - DESPESAS TRIBUTARIAS	9,408.68	1,919.44	520.95	10,847.17
4.5.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	9,408.68	1,919.44	520.95	10,847.17
4.5.01.20 - TRIBUTOS, TAXAS E CONTRIBUICOES	9,408.68	1,919.44	520.95	10,847.17
4.5.01.20.2002 - ESTADUAIS	8,525.39	0	0	8,525.39
4.5.01.20.2002.623541* - ICMS	8,476.39	0	0	8,476.39

BALANCETE DAC (31/12/2016)

4.5.01.01.0002.623545* - OUTRAS TAXAS	47		0	0		47				
4.5.01.01.0003 - MUNICIPAIS	883.29		1,910.44	520.91		2,321.78				
4.5.01.01.0003.623049* - OUTRAS TAXAS	0		1,910.44	520.91		1,438.49				
4.5.01.01.0003.700773* - ISS	883.29		0	0		883.29				
4.6 - OUTRAS RECEITAS E DESPESAS	312,836.63		0	0		312,836.63				
4.6.01 - GANHO/PERDA NA BAIXA DE ATIVOS	312,836.63		0	0		312,836.63				
4.6.01.01 - GANHO/PERDA NA BAIXA DE ATIVOS	312,836.63		0	0		312,836.63				
4.6.01.01.0001 - MATERIAIS	204,868.91		0	0		204,868.91				
4.6.01.01.0001.623511* - CUSTO DE AQUISIÇÃO	204,868.91		0	0		204,868.91				
4.6.01.01.0003 - IMOBILIZADO	107,967.72		0	0		107,967.72				
4.6.01.01.0003.623054* - RECEITA DE VENDA	1,081.53 C		0	0		1,081.53 C				
4.6.01.01.0003.623333* - CUSTO DE AQUISIÇÃO	109,049.25		0	0		109,049.25				
4.7 - PROVISÃO P/ IR E CSLL	11,481,122.20		1,232,645.76	407,837.28		12,305,930.68				
4.7.01 - PROVISÃO P/ IR E CSLL	11,481,122.20		1,232,645.76	407,837.28		12,305,930.68				
4.7.01.02 - PROVISÃO PARA IR E CSLL DIFERIDOS	11,481,122.20		1,232,645.76	407,837.28		12,305,930.68				
4.7.01.02.0001 - PROVISÃO PARA IR DIFERIDO	8,442,001.61		906,357.19	299,880.35		9,048,478.45				
4.7.01.02.0001.711049* - PROVISÃO PARA IR DIFERIDO	8,442,001.61		906,357.19	299,880.35		9,048,478.45				
4.7.01.02.0002 - PROVISÃO PARA CSLL DIFERIDO	3,039,120.59		326,288.57	107,956.93		3,257,452.23				
4.7.01.02.0002.711050* - PROVISÃO PARA CSLL DIFERIDO	3,039,120.59		326,288.57	107,956.93		3,257,452.23				
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	ATIVO		-297,844,719.79	66,434,372.88	66,224,936.48	-297,834,196.24
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	PASSIVO		275,388,211.55	34,322,691.63	56,911,463.17	275,376,989.47
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	RESULTADO		22,376,507.75	21,575,151.17	23,176,250.05	23,877,606.67
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL GERAL		0	106,312,215.70	106,312,215.70	0
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL DAS CONTAS DE RESULTADO		22,376,507.75	21,575,151.17	23,176,250.05	23,877,606.67

ATTACHMENT 3

Glossary

A

ABL
Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas)
Brazilian Technical Standards Association.

Allocated Codes
serial number (grades or weights) to differentiate the quality features of properties.

Allotment
subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
the value at which an asset or liability is recognized on the balance sheet.

Building Standard
the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
fixed asset investments.

Capitalization
conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model)
model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate
any divisor used to convert economic benefits into value in a single period.

Capital Structure
composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital
cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

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Cash-Generating Unit
smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
an event that causes financial loss.

Company
commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
physical status of an asset as a result of its maintenance.

Control
power to direct the strategic policy and administrative management of a company.

Control Premium
value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost
the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Damage
damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment
application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow
discounted cash flow.

D & A
depreciation and amortization.

Dependent Variable
variable to be explained by the independent ones.

Depreciable Value
cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
variable that assumes only two values.

Direct Production Cost
spending on inputs, including labor, in the production of goods.

Discount for Lack of Control
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate
any divisor used to convert a flow of future economic benefits into present value.

Drivers
value drivers or key variables.

E

EBIT (Earnings before Interest and Taxes)
earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
earnings before interest, taxes, preciation and amortization.

Economic Benefits
benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
economic value of the company.

Equity Value
economic value of the equity.

Equivalent Construction Area
constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

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Equivalent Depth
numerical result of the division of a lot area by its main projected front.

Expertise
technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw
anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation
condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float
percentage of outstanding shares on the company's total capital.

Frontage
horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

G

Goodwill
see Premium for Expected Future Profitability.

H

Homogenization
treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
see Impairment losses

Impairment Losses (impairment)
book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
valuation method for converting the present value of expected economic benefits.

Independent Variables
variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point
atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance
risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset
identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return
discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital
the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property
property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

K

Key Money
amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
beta value reflecting the debt in capital structure.

Liability
present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value
value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity
ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
set of information collected on the market related to a particular property.

Marketing Factor
the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research
set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value
maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model
hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

O

Operating Assets
assets that are basic to the company's operations.

Operating Lease
that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
an entity that has one or more subsidiaries.

Perpetual Value
value at the end of the projective period to be added on the cash flow.

Point of Sale
intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
the estimated present value of discounted net cash flows in the normal course of business.

Price
the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity)
return required by shareholders for the capital invested.

Real Estate
- property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt)
a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate
market data with features comparable to the property assessed.

Regression Model
the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
a property's remaining life.

Replacement Cost
a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
a property's reproduction cost less depreciation, considering the state it is in.

Residual Value
value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

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Residual Value of an Asset
estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Sample
set of market data representative of a population.

Scrap Value
market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
see Assets Approach.

Statistical Inference
part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
documentation raised and provided by the client on which the report premises are based.

Survey
evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area
resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
act or process of determining the value of an asset.

Valuation Methodology
one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan
the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC (Weighted Average Cost of Capital)
model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

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THE VALUE OF GREAT DECISIONS

MAIN SERVICES

Business Appraisal

- Compliance with legal standards:
  - The Brazilian Corporate Law (Lei das Sociedades Anônimas)
  - The Accounting Ruling Council (Comitê de Pronunciamento Contábil)
  - The Judicial Reorganization Law
  - Corporate Restructuring
  - Public Share Offering (OPA)
  - BACEN Circular Letter
  - Carta Circular BACEN
- Economic and financial feasibility analysis;
- Appraisal of intangible assets, Biological Assets, Properties for Investment, among others;
- Appraisal for Purchase and Sale purposes;
- Premium Allocation Law # 12,973;
- Intangible Asset appraisals;
- Technical Assistance and Forensic Inspection;
- Pre-PPA in business merging operations;
  PPA - Purchase Price Allocation.

Fixed Asset Management

- Inventory with tagging (RFID/Bar Code);
- Physical vs. Book Reconciliation;
- Bookkeeping and maintenance integration;
- Bookkeeping registry collection (Component Management);
- Fixed Asset Appraisal for various purposes;
- Accounting Requirements (IFRS/CPC/CFC);
- Asset allocation equity control during project execution;
- Equity Outsourcing;
- Specialized Projects / Services for the Telecommunications, Energy and Broadcasting Segments.

Sustainability

- Basic Environmental Plan (PBA);
- Environmental expert inspection and Due Diligences;
- Environmental appraisals to meet Ecuador Principles;
- Mine Shutdown Plan;
- Industrial Plant Decommissioning Plans;
- Environmental Projects and Plans for specific purposes;
- ISC (Corporate Sustainability Index).

Corporate Transactions

- Mergers & Acquisitions (M&A's);
- Full or partial sales;
- Fundraising from Private Equity funds;
- Strategic growth advisory through the "M&A - Buy-Side" scope;
- Joint Ventures;
- Strategic alliances;
- Financial restructuring;
- Finance and real estate: purchase, sale, sale & lease back and build to suit.

Real Estate Consultancy

- Study of project economic and financial feasibility;
- Highest & best use study for potential properties;
- Real Estate Management System - Colibra;
- Financial lifespan, residual value, and replacement value;
- Real estate portfolio profitability analysis;
- Lease vs. buy and stay vs. go analysis;
- Forensic Inspection;
- Execution of projects dedicated to values blueprint review for cities/municipalities;
- Appraisals for various purposes: Insurance, Bank Guarantees/Dation in Payment, Purchase and Sale Value;
- Contract renegotiation and revenue portfolio management;
- Construction Inspection and Measurements;
- Site Hunter.

Corporate Governance

- Consultancy in corporate governance for the alignment with the best practices;
- Implementation of governance bodies through board of directors and consulting board, including recruitment and selection of independent members;
- Corporate governance preparation to structure long-term debt (BNDES) and/or Mergers & Acquisitions (M&A);
- Consultancy for Board Secretariat structuring;
- Strategic restructuring of active boards.

FOR OVER 37 YEARS

Value is what moves the world and determining precisely 'how much it is worth' is our business. Apsis is a consulting firm driven by the constant motivation of understanding the value of things. How much are your company, your property, or your business intangible assets worth.

OUR CLIENTS

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